    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 1998
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                     HEALTH CARE AND RETIREMENT CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                           8051                          34-1687107
(State or other jurisdiction of    (Primary Standard Industrial            (IRS Employer
 incorporation or organization)    Classification Code Number)         Identification Number)

                                  ONE SEAGATE
                             TOLEDO, OH 43604-2616
                                 (419) 252-5500
    (Address, including zip code, telephone number, including area code, of registrant's principal executive offices)
                           -------------------------

                            R. JEFFREY BIXLER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  ONE SEAGATE
                             TOLEDO, OH 43604-2616
                                 (419) 252-5500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           -------------------------

                                   COPIES TO:

             MARK D. GERSTEIN, ESQ.                           W. LESLIE DUFFY, ESQ.
                LATHAM & WATKINS                             CAHILL GORDON & REINDEL
       233 SOUTH WACKER DRIVE, SUITE 5800                       EIGHTY PINE STREET
            CHICAGO, ILLINOIS 60606                          NEW YORK, NEW YORK 10005
                 (312) 876-7700                                   (212) 701-3000

                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Merger Agreement (described in the Joint Proxy Statement/Prospectus herein) are satisfied or waived.
                           -------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                           -------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
          TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE       AGGREGATE OFFERING     REGISTRATION
       SECURITIES TO BE REGISTERED           REGISTERED(1)        PER SHARE(2)             PRICE(2)             FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value, including
  the attached preferred stock purchase
  rights..................................    70,000,000             $30.91             $2,163,700,000       $638,291.50
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of common stock, $.01 par value per share ("HCR Common Stock"), including the attached preferred stock purchase rights of Health Care and Retirement Corporation (the "Registrant") issuable in connection with the proposed merger (the "Merger") of Manor Care, Inc. with and into a wholly owned subsidiary of the Registrant.
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(1). The proposed maximum aggregate offering price is based upon the product of (i) $31.65 (the average of the high and low prices of common stock, par value $.10 per share, of Manor Care, Inc. (the "Manor Care Common Stock") on August 14, 1998) times (ii) 70,000,000 (the sum of the number of shares of Manor Care Common Stock outstanding on August 10, 1998 plus the number of shares of Manor Care Common Stock issuable as of the effective time of the Merger upon the exercise of options to purchase Manor Care Common Stock). The proposed maximum offering price per share is based upon the proposed maximum aggregate offering price divided by the amount to be registered.
(3) The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), as the product of .000295 and the proposed maximum aggregate offering price. A fee of $557,760 was paid on July 14, 1998 pursuant to Rules 14a-6 and 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in respect of the Merger upon filing by the Registrant and Manor Care, Inc. of a preliminary joint proxy statement relating thereto. Pursuant to Rule 457(b) promulgated under the Securities Act and Section 14(g)(1)(B) of the Exchange Act and Rule 0-11 promulgated thereunder, the amount of such previously paid fee has been credited against the registration fee payable in connection with this filing.
                           -------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    HCR LOGO

                                MANOR CARE LOGO

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Health Care and Retirement Corporation ("HCR") and Manor Care, Inc. ("Manor Care") have agreed to a merger of equals designed to create one of the premier long-term health care service companies in the United States. The combined company initially will be named HCR Manor Care, Inc. (the "Combined Company" or "HCR Manor Care") for one year and, unless its board elects otherwise, Manor Care, Inc. thereafter and will be headquartered in Toledo, Ohio.

     If the merger is completed, each share of Manor Care common stock will be converted into the right to receive one share of HCR Manor Care common stock. The merger will not affect the shares held by the HCR stockholders. We estimate that, following the merger, existing Manor Care stockholders will own approximately 58% and existing HCR stockholders will own approximately 42% of the outstanding stock of HCR Manor Care.

     The merger cannot be completed unless both HCR's and Manor Care's stockholders approve the stockholder proposals that are conditions to consummation of the merger. We have scheduled special meetings for our stockholders to vote on these and other matters related to the merger. YOUR VOTE IS VERY IMPORTANT.

     The Board of Directors of HCR has unanimously approved the merger and has determined that the merger is in the best interests of HCR and its stockholders and unanimously recommends that its stockholders vote FOR approval of each of the stockholder proposals related to the merger. In addition, HCR's financial advisor, Chase Securities Inc., delivered to the HCR Board of Directors a written opinion dated as of June 10, 1998 to the effect that, as of such date, the exchange ratio of HCR common stock to Manor Care common stock was fair from a financial point of view to HCR.

     The Board of Directors of Manor Care has unanimously approved the merger and has determined that the merger is in the best interests of Manor Care and its stockholders and unanimously recommends that its stockholders vote FOR approval of the merger. In addition, Manor Care's financial advisor, Warburg Dillon Read LLC, has advised the Manor Care Board of Directors in a written opinion dated as of June 10, 1998 that, as of such date, the exchange ratio of Manor Care common stock to HCR common stock was fair from a financial point of view to the holders of Manor Care common stock.

     Stewart Bainum, Stewart Bainum, Jr., and certain entities of which members of the Bainum family are beneficiaries or beneficial owners, who together beneficially own approximately 31% of the outstanding common stock of Manor Care, have agreed to vote their shares in favor of the merger.

     At the HCR Special Meeting, HCR stockholders will consider and vote upon a proposal to (1) approve the issuance of up to 70,000,000 shares of HCR common stock to the holders of Manor Care common stock and the amendment of HCR's by-laws to require the approval of at least 80% of HCR's outstanding shares or at least 75% of the members of HCR's board of directors to amend certain sections of the by-laws relating to corporate governance, (2) amend HCR's Certificate of Incorporation to increase the number of authorized shares of HCR common stock from 160,000,000 shares to 300,000,000 shares, (3) increase the number of shares of HCR common stock authorized for issuance pursuant to HCR's Amended Stock Option Plan for Key Employees by 3,000,000 shares, (4) increase the number of shares of HCR common stock authorized for issuance pursuant to the HCR Stock Option Plan for Outside Directors by 500,000 shares, and (5) increase the number of shares of HCR common stock authorized for issuance pursuant to HCR's Amended Restricted Stock Plan by 500,000 shares. The proposal described in clause (1) above is a condition to the consummation of the merger.

     At the Manor Care Special Meeting, Manor Care stockholders will consider and vote upon a proposal to approve the merger and to adopt the Amended and Restated Agreement and Plan of Merger dated as of June 10, 1998 by and among Manor Care, HCR and Catera Acquisition Corp.

This proposal is a condition to the consummation of the merger.

     Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of each of the above described proposals applicable to you. If a Manor Care stockholder fails to return the proxy card and is not otherwise present and voting at the meeting in person or by proxy, the effect will be a vote against the merger.

     The dates, times and places of the meetings are as follows:

For HCR stockholders:

Thursday, September 24, 1998
10:00 a.m.
Auditorium at One SeaGate
Toledo, Ohio

For Manor Care stockholders:

Thursday, September 24, 1998
9:00 a.m.
Auditorium at 11555 Darnestown Road
Gaithersburg, Maryland

     This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

/s/ Paul A. Ormond
Paul A. Ormond
Chairman of the Board
Health Care and Retirement Corporation

/s/ Stewart Bainum, Jr.
Stewart Bainum, Jr.
Chairman of the Board
Manor Care, Inc.

STOCKHOLDERS ARE URGED TO CONSIDER THOSE MATTERS SET FORTH IN "RISK FACTORS" BEGINNING ON PAGE 15 OF THIS JOINT PROXY STATEMENT/PROSPECTUS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE HCR COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Joint Proxy Statement/Prospectus dated August 18, 1998, and first mailed to stockholders on or about August 18, 1998.

                     HEALTH CARE AND RETIREMENT CORPORATION
                                  ONE SEAGATE
                            TOLEDO, OHIO 43604-2616
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        To Be Held on September 24, 1998

To the Stockholders of Health Care and Retirement Corporation:

     A Special Meeting of Stockholders of Health Care and Retirement Corporation ("HCR") will be held on September 24, 1998, at 10:00 a.m., in the auditorium at One SeaGate, Toledo, Ohio (the "HCR Special Meeting"), for the following purposes:

     (1) To consider and vote upon a proposal (the "Transaction Proposal") (i) to approve the issuance of up to 70,000,000 shares of HCR common stock to holders of Manor Care common stock, pursuant to the Amended and Restated Agreement and Plan of Merger dated as of June 10, 1998 (the "Merger Agreement") by and among HCR, Manor Care, Inc. ("Manor Care") and Catera Acquisition Corp., a wholly owned subsidiary of HCR ("Merger Sub"), which provides for, among other things, the merger of Merger Sub with and into Manor Care (the "Merger") and (ii) to amend HCR's by-laws effective upon consummation of the Merger to require the approval of at least 80% of HCR's outstanding shares or at least 75% of the members of HCR's board of directors to amend certain sections of the by-laws relating to corporate governance (the "By-Law Amendment"), which sections provide that from and after the consummation of the Merger until and including the second annual stockholder meeting of HCR Manor Care held after the consummation of the Merger (x) the size of the board of directors cannot be changed without the approval of at least 75% of its members, (y) the seats on the board of directors shall initially be evenly allocated between persons initially nominated by members of the Manor Care board of directors (together with their successors, "Manor Care Designees") and persons initially nominated by members of the HCR board of directors (together with their successors, "HCR Designees") and that the Manor Care Designees and HCR Designees shall each be entitled, subject to their fiduciary duties, to appoint or nominate successor Manor Care Designees and HCR Designees, respectively, and (z) each existing committee of the HCR board of directors shall have four members, consisting of two Manor Care Designees and two HCR Designees;

     (2) To consider and vote upon a proposal to amend HCR's Certificate of Incorporation to increase the number of authorized shares of HCR common stock from 160,000,000 shares to 300,000,000 shares, effective upon the consummation of the Merger (the "Share Amendment Proposal");

     (3) To consider and vote upon a proposal to increase the number of shares of HCR common stock authorized for issuance pursuant to the Health Care and Retirement Corporation Amended Stock Option Plan for Key Employees by 3,000,000 shares, effective upon the consummation of the Merger (the "Employee Option Proposal");

     (4) To consider and vote upon a proposal to increase the number of shares of HCR common stock authorized for issuance pursuant to the Health Care and Retirement Corporation Stock Option Plan for Outside Directors by 500,000 shares, effective upon the consummation of the Merger (the "Director Option Proposal");

     (5) To consider and vote upon a proposal to increase the number of shares of HCR common stock authorized for issuance pursuant to the Health Care and Retirement Corporation Amended Restricted Stock Plan by 500,000 shares, effective upon the consummation of the Merger (the "Restricted Stock Proposal"); and

     (6) To transact such other business as may properly come before the HCR Special Meeting and any or all adjournments thereof.

     APPROVAL OF THE TRANSACTION PROPOSAL IS A CONDITION TO THE CONSUMMATION OF THE MERGER. THE BOARD OF DIRECTORS OF HCR HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MATTERS THAT ARE THE SUBJECT OF THE TRANSACTION PROPOSAL, AND HAS ALSO UNANIMOUSLY APPROVED THE MATTERS THAT ARE THE SUBJECT OF THE SHARE AMENDMENT PROPOSAL, THE EMPLOYEE OPTION PROPOSAL, THE DIRECTOR OPTION PROPOSAL AND THE RESTRICTED STOCK PROPOSAL, AND RECOMMENDS THAT HCR STOCKHOLDERS VOTE FOR APPROVAL OF EACH OF THE TRANSACTION PROPOSAL, THE SHARE AMENDMENT PROPOSAL, THE EMPLOYEE OPTION PROPOSAL, THE DIRECTOR OPTION PROPOSAL AND THE RESTRICTED STOCK PROPOSAL.

     The Merger Agreement, and related important matters, and each of the proposals are explained in the accompanying Joint Proxy Statement/Prospectus, which you are urged to read carefully. Copies of the Merger Agreement, the proposed Amended and Restated By-Laws of HCR (which includes the terms of the By-Law Amendment), and the proposed amendments to give effect to the Share Amendment Proposal, the Employee Option Proposal, the Director Option Proposal and the Restricted Stock Proposal are attached as annexes to the Joint Proxy Statement/Prospectus.

     The Board of Directors of HCR has fixed the close of business on August 10, 1998 as the record date for determining the stockholders entitled to receive notice of and to vote at the HCR Special Meeting and at any and all adjournments or postponements thereof.

     Management welcomes your attendance at the HCR Special Meeting. Whether or not you expect to attend the HCR Special Meeting in person, however, you are requested to complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. The prompt return of your proxy will save expenses involved in further communication. Your proxy will not affect your right to vote in person in the event you attend the HCR Special Meeting.

                                          By: /s/ R. Jeffrey Bixler
                                                     R. Jeffrey Bixler
                                                         Secretary
Toledo, Ohio
August 18, 1998

                            YOUR VOTE IS IMPORTANT.
TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL
                  IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

                                MANOR CARE, INC.
                             11555 DARNESTOWN ROAD
                       GAITHERSBURG, MARYLAND 20878-3200

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        To Be Held on September 24, 1998

To the Stockholders of Manor Care, Inc.:

     A Special Meeting of Stockholders of Manor Care, Inc. ("Manor Care") will be held on September 24, 1998, at 9:00 a.m., in the Auditorium of Manor Care's corporate headquarters, 11555 Darnestown Road, Gaithersburg, Maryland (the "Manor Care Special Meeting"), for the following purposes:

     (1) To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of June 10, 1998 (the "Merger Agreement") by and among Manor Care, Health Care and Retirement Corporation ("HCR") and Catera Acquisition Corp., a wholly owned subsidiary of HCR ("Merger Sub"), pursuant to which, among other things, Merger Sub will merge with and into Manor Care (the "Merger"), with Manor Care surviving and becoming a wholly owned subsidiary of HCR, and to approve the Merger and the transactions contemplated by the Merger Agreement; and

     (2) To transact such other business as may properly come before the Manor Care Special Meeting and any or all adjournments thereof.

     APPROVAL OF THE MERGER PROPOSAL IS A CONDITION TO THE CONSUMMATION OF THE MERGER. THE BOARD OF DIRECTORS OF MANOR CARE HAS UNANIMOUSLY APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE BOARD OF DIRECTORS OF MANOR CARE HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MANOR CARE AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     The Merger Proposal, the Merger and the Merger Agreement are explained in the accompanying Joint Proxy Statement/Prospectus, which you are urged to read carefully. A copy of the Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus.

     The Board of Directors of Manor Care has fixed the close of business on August 10, 1998 as the record date for determining the stockholders entitled to receive notice of and to vote at the Manor Care Special Meeting and at any and all adjournments or postponements thereof.

     Management welcomes your attendance at the Manor Care Special Meeting. Whether or not you expect to attend the Manor Care Special Meeting in person, however, you are requested to complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. The prompt return of your proxy will save expenses involved in further communication. Your proxy will not affect your right to vote in person in the event you attend the Manor Care Special Meeting. UNLESS YOU ARE OTHERWISE PRESENT AND VOTE AT THE MANOR CARE SPECIAL MEETING IN PERSON OR BY PROXY, FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE IN PERSON AT THE MANOR CARE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER PROPOSAL.

                                          By: /s/ James H. Rempe
                                                       James H. Rempe
                                                         Secretary
Gaithersburg, Maryland
August 18, 1998

                            YOUR VOTE IS IMPORTANT.
TO VOTE YOUR SHARES, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND MAIL
                  IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.
      STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE HCR/MANOR CARE MERGER.......    1
WHO CAN HELP ANSWER YOUR QUESTIONS..........................    3
SUMMARY.....................................................    4
RISK FACTORS................................................   15
  Risks Associated With the Integration of the Two
     Companies..............................................   15
  Risks Associated with the Fixed Exchange Ratio............   15
  Competition...............................................   15
  Regulation................................................   15
  Payment by Third-Party Payors.............................   19
  Dependence on Key Personnel...............................   19
  Staffing and Labor Costs..................................   20
  The Year 2000 Issue.......................................   20
  Environmental Regulation..................................   20
  Adequacy of Certain Insurance.............................   21
THE HCR SPECIAL MEETING.....................................   22
  General...................................................   22
  Record Date and Voting....................................   22
  Voting and Revocation of Proxies..........................   23
THE MANOR CARE SPECIAL MEETING..............................   24
  General...................................................   24
  Record Date and Voting....................................   24
  Voting and Revocation of Proxies..........................   25
THE MERGER..................................................   26
  Background of the Merger..................................   26
  Recommendations of the Boards of Directors of HCR and
     Manor Care; Reasons for the Merger.....................   27
  Opinion of Financial Advisor to HCR.......................   30
  Opinion of Financial Advisor to Manor Care................   34
  Interests of Certain Persons in the Merger................   37
  Accounting Treatment of the Merger........................   41
  Certain Regulatory Matters................................   42
  Other Regulatory Approvals................................   42
  Certain Federal Income Tax Consequences...................   43
  Listing of HCR Common Stock; Delisting and Deregistration
     of Manor Care Common Stock.............................   44
  No Appraisal Rights.......................................   44
  Cautionary Statement Concerning Forward-Looking
     Statements.............................................   44
THE COMBINED COMPANY........................................   46
  Business and Strategy.....................................   46
  Governance................................................   47
THE MERGER AGREEMENT........................................   49
  The Merger................................................   49
  Conversion of Securities..................................   49
  Exchange Procedures.......................................   49
  Representations and Warranties............................   51
  Conduct of Business Before Effective Time.................   51
  Additional Covenants......................................   54
  Conditions to Obligations to Effect the Merger............   57
  Termination; Termination Fees and Expenses................   58
  Amendment; Waiver of Compliance and Consents..............   61
  Press Releases and Public Announcements...................   61
OTHER AGREEMENTS............................................   62
  Voting Agreement..........................................   62
  HCR Stock Option Agreement................................   63

                                                              PAGE
                                                              ----
  Manor Care Stock Option Agreement.........................   64
  Registration Rights Agreement.............................   66
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................   67
PRO FORMA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT OF THE COMBINED COMPANY....................   68
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  INFORMATION...............................................   70
DESCRIPTION OF HCR CAPITAL STOCK............................   78
  General...................................................   78
  HCR Common Stock..........................................   78
  Preferred Stock...........................................   78
  Preferred Share Purchase Rights...........................   79
  Certain Effects of Preferred Share Purchase Rights........   80
  Delaware Statutory Matters................................   80
  Registrar and Transfer Agent..............................   81
COMPARISON OF RIGHTS OF HOLDERS OF HCR COMMON STOCK AND
  HOLDERS OF MANOR CARE COMMON STOCK........................   81
  Meetings of Stockholders..................................   81
  Certain Voting Rights with Respect to Mergers.............   81
  Certain Voting Rights with Respect to Transactions with
     Interested Stockholders................................   82
  Stockholder Action by Written Consent.....................   82
  Number and Classification of Directors....................   82
  Cumulative Voting.........................................   82
  Removal of Directors; Filling Vacancies on the Board of
     Directors..............................................   82
  Limitation on Directors' Liability........................   83
  Indemnification of Officers and Directors.................   83
  Amendment of By-laws......................................   83
  Rights Agreements.........................................   83
HCR VOTING PROPOSALS........................................   84
  Transaction Proposal......................................   84
  Share Amendment Proposal..................................   85
  Employee Option Proposal..................................   85
  Director Option Proposal..................................   86
  Restricted Stock Proposal.................................   86
THE MANOR CARE PROPOSAL.....................................   86
STOCKHOLDER PROPOSALS.......................................   87
LEGAL MATTERS...............................................   87
EXPERTS.....................................................   87
OTHER MATTERS...............................................   87
WHERE YOU CAN FIND MORE INFORMATION.........................   88
ANNEXES
A. MERGER AGREEMENT
B. FAIRNESS OPINION OF CHASE SECURITIES INC.
C. FAIRNESS OPINION OF WARBURG DILLON READ LLC
D. FORM OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF HCR
E. FORM OF AMENDED AND RESTATED BY-LAWS OF HCR
F. FORM OF AMENDMENT TO THE HEALTH CARE AND RETIREMENT
   CORPORATION AMENDED STOCK OPTION PLAN FOR KEY EMPLOYEES
G. FORM OF AMENDMENT TO THE HEALTH CARE AND RETIREMENT
   CORPORATION STOCK OPTION PLAN FOR OUTSIDE DIRECTORS
H. FORM OF AMENDMENT TO THE HEALTH CARE AND RETIREMENT
   CORPORATION AMENDED RESTRICTED STOCK PLAN
I.  BUSINESS EXPERIENCE OF MANOR CARE DIRECTORS

                             QUESTIONS AND ANSWERS
                        ABOUT THE HCR/MANOR CARE MERGER

Q:  WHY ARE THE TWO COMPANIES PROPOSING TO COMBINE?

A: We believe that the combination of HCR and Manor Care will create the country's premier long-term health care company in terms of facilities, capabilities, profitability, market capitalization and financial strength. The merger will bring together HCR's strong management capability, operating expertise and record for creating stockholder value and Manor Care's outstanding physical assets and development expertise, emphasis on the private pay sector of the long-term care market and innovative health care service offerings. We believe the combination will create opportunities for significant cost savings and increased growth potential that we believe will ultimately increase stockholder value.

    HCR Manor Care will have 295 skilled nursing centers, 47 assisted living facilities, 116 medical specialty units, 76 outpatient therapy clinics, 34 home health offices, and a 50% interest in an institutional pharmacy with four locations. HCR Manor Care will have operations in 32 states. On a pro forma basis for the year ended December 31, 1997, the Combined Company would have had revenues of approximately $2.2 billion and income from continuing operations of approximately $155.3 million. HCR Manor Care would have the largest market capitalization and be the most profitable company in the industry. The financial strength of the Combined Company will be reflected in an equity market capitalization of approximately $4 billion and less than $850 million of debt.

Q:  WHAT DO I NEED TO DO NOW?

A: Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the applicable special meeting. The HCR and Manor Care special meetings will both take place on September 24, 1998. The Board of Directors of HCR recommends voting FOR each of the Transaction Proposal, the Share Amendment Proposal, the Employee Option Proposal, the Director Option Proposal and the Restricted Stock Proposal. The Board of Directors of Manor Care recommends voting FOR the Merger Proposal.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: For the Manor Care stockholders' vote on the Merger Proposal and the HCR stockholders' vote on the Transaction Proposal, your broker will vote the respective shares of Manor Care or HCR only if you provide instruction on how to vote such shares. Manor Care and HCR stockholders should follow the directions provided by their broker to vote their shares. For HCR stockholders, brokers that do not receive stockholder instructions will have the discretion to vote your shares of HCR common stock in favor of the Share Amendment Proposal, the Employee Option Proposal, the Director Option Proposal and the Restricted Stock Proposal.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the applicable special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to HCR at the address on page 23 if you are a HCR stockholder, or to Manor Care at the address on page 25 if you are a Manor Care stockholder. Third, you can attend the applicable special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. Manor Care stockholders will receive written instructions for exchanging their share certificates after the merger is completed. HCR stockholders will not be required to exchange their certificates before or after the merger.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: Manor Care stockholders will have the right to receive one share of HCR Manor Care common stock for each share of Manor Care common stock that they own. HCR stockholders will continue to own their existing shares of HCR common stock after the merger.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working towards completing the merger as quickly as possible. In addition to stockholder approvals, we must also obtain regulatory approvals. We expect to complete the merger by the end of October 1998.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The merger generally will be tax-free to both Manor Care and HCR stockholders for federal income tax purposes. To review the tax consequences to stockholders in greater detail, see page 42.

Q:  WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETINGS?

A: In addition to the Transaction Proposal, HCR stockholders will also be asked to consider and vote upon the Share Amendment Proposal, the Employee Option Proposal, the Director Option Proposal and the Restricted Stock Proposal. Manor Care stockholders will be asked to consider and vote only upon the Merger Proposal. We do not expect to ask you to vote on any other matters at the special meetings.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

     If you have more questions about the merger you should contact:

                               HCR Stockholders:

                     Health Care and Retirement Corporation
                                  One SeaGate
                            Toledo, Ohio 43604-2616
                         Attention: Investor Relations
                          Phone Number: (419) 252-5500
                            Manor Care Stockholders:

                                Manor Care, Inc.
                             11555 Darnestown Road
                       Gaithersburg, Maryland 20878-3200
                    Attention: Office of Investor Relations
                          Phone Number: (301) 979-4000

     If you would like additional copies of the Joint Proxy Statement/Prospectus or if you have questions about the merger, you should contact:

                         MACKENZIE PARTNERS, INC. LOGO

                                156 Fifth Avenue
                            New York, New York 10010

                Bankers and Brokers Call Collect (212) 929-5500
                                       or
                    All Others Call Toll Free (800) 322-2885
                               Fax (212) 929-0308

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 88.

                                 THE COMPANIES

HEALTH CARE AND RETIREMENT CORPORATION
One SeaGate
Toledo, Ohio 43604-2616
(419) 252-5500

     Health Care and Retirement Corporation ("HCR", which, unless the context indicates otherwise, includes all of HCR's subsidiaries), through its wholly owned subsidiaries, provides a range of health care services, including long-term care, subacute medical care, rehabilitation therapy, home health care, pharmacy services and management services for subacute care, rehabilitation therapy, vision care and eye surgery. HCR operates 124 skilled nursing centers in 16 states with more than half located in Ohio, Michigan and Florida. HCR also operates 5 assisted living centers and 116 medical specialty units providing subacute care, intensive rehabilitation or Alzheimer's care. HCR provides rehabilitation therapy in nursing centers of HCR and others and in 76 outpatient therapy clinics in the midwestern and mid-Atlantic states, Texas and Florida. The home health care business specializes in all levels of home health, hospice care and rehabilitation therapy from 33 offices located in Ohio, Michigan, Indiana, Illinois and Florida. HCR owns 50% of a pharmacy partnership that provides pharmaceutical products to long-term care centers and pharmacies. HCR provides management services to 53 subacute care and acute rehabilitation programs in hospitals and skilled nursing centers. HCR has entered into long-term agreements to provide capital and management services to physician practices in the midwestern states specializing in vision care and refractive eye surgery. HCR, a Delaware corporation, was incorporated in August 1991.

MANOR CARE, INC.
11555 Darnestown Road
Gaithersburg, Maryland 20878-3200
(301) 979-4000

     Manor Care, Inc. ("Manor Care", which, unless the context indicates otherwise, includes all of Manor Care's subsidiaries), through its subsidiary ManorCare Health Services, Inc. ("MCHS"), develops, owns and manages skilled nursing facilities and assisted living facilities. Manor Care, through MCHS and its subsidiaries, owns, operates or manages 171 skilled nursing and rehabilitation facilities and 42 assisted living facilities that provide high acuity services, long-term skilled nursing care, Alzheimer's care services and assisted living services, principally to patients 65 years of age and older. Manor Care and its subsidiaries also own and operate an acute care hospital. MCHS owns approximately 63% of the voting stock of In Home Health, Inc. ("IHH"), a public company which specializes in providing comprehensive home health care services to clients of all ages in 19 markets. MCHS also owns approximately 50% of Vitalink Pharmacy Services, Inc. ("Vitalink"), a public company that owns and operates 57 institutional pharmacies. On April 26, 1998, Vitalink entered into an Agreement and Plan of Merger with Genesis Health Ventures, Inc. ("Genesis"), a Pennsylvania corporation, and V Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Genesis, pursuant to which Vitalink will merge with and into V Acquisition Corporation. The merger provides that all holders of outstanding shares of Vitalink will be entitled to receive cash, preferred stock of Genesis or a combination thereof. Manor Care has agreed to receive preferred stock of Genesis as consideration for all of its shares of Vitalink; however, due to certain election, proration and allocation procedures, Manor Care may receive cash for some of its shares of Vitalink. Manor Care, a Delaware corporation, was incorporated in August 1981.

HCR MANOR CARE, INC.

     Pursuant to the merger, Manor Care will at the effective time (the "Effective Time") merge with a wholly owned subsidiary of HCR and become a wholly owned subsidiary of HCR. HCR will change its name to HCR Manor Care, Inc. immediately after the Effective Time and, unless its board of directors elects otherwise, to Manor Care, Inc. on the one-year anniversary of the Effective Time. In this Joint Proxy Statement/Prospectus we refer to HCR Manor Care, Inc. and its subsidiaries, including Manor Care, as "HCR Manor Care" or the "Combined Company."

                           OUR REASONS FOR THE MERGER

     We believe that the combination of HCR and Manor Care will create the country's premier long-term health care company in terms of facilities, capabilities, profitability, market capitalization and financial strength. The merger will bring together HCR's strong management capability, operating expertise and record for creating stockholder value and Manor Care's outstanding physical assets and development expertise, emphasis on the private pay sector of the long-term care market and innovative health care service offerings. We believe the combination will create opportunities for significant cost savings and increased growth potential that will ultimately increase stockholder value.

     HCR Manor Care will have 295 skilled nursing centers, 47 assisted living facilities, 116 medical specialty units, 76 outpatient therapy clinics, 34 home health offices, and a 50% interest in an institutional pharmacy with four locations. HCR Manor Care will have operations in 32 states. On a pro forma basis for the year ended December 31, 1997, the Combined Company would have had revenues of approximately $2.2 billion and income from continuing operations of approximately $155.3 million. HCR Manor Care would have the largest market capitalization and be the most profitable company in the industry. The financial strength of the Combined Company will be reflected in an equity market capitalization of approximately $4 billion and less than $850 million of debt.

     To review the reasons for the merger in greater detail, see pages 27 through 30.

THE STOCKHOLDERS' MEETINGS (SEE PAGES 22 AND 24)

     The HCR Special Meeting will be held in the Auditorium at One SeaGate, Toledo, Ohio, at 10:00 a.m. on September 24, 1998.

     The Manor Care Special Meeting will be held in the Auditorium at 11555 Darnestown Road, Gaithersburg, Maryland at 9:00 a.m. on September 24, 1998.

                      OUR RECOMMENDATIONS TO STOCKHOLDERS
                             (SEE PAGES 27 AND 29)

TO HCR STOCKHOLDERS:

     The HCR Board believes that the merger is in your best interest and unanimously recommends that you vote FOR the proposals to:

     (1) approve the issuance of up to 70,000,000 shares of HCR common stock, par value $.01 per share (the "HCR Common Stock", which term shall include the associated preferred stock purchase rights), in the merger (the "Merger") contemplated by the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of June 10, 1998 by and among Manor Care, HCR and Catera Acquisition Corp. (the "Merger Sub") and the amendment of the by-laws of HCR effective upon consummation of the Merger to require the approval of at least 80% of HCR's outstanding shares or at least 75% of the members of HCR's board of directors to amend sections of the by-laws relating to corporate governance (the "Transaction Proposal");

     (2) approve the amendment to HCR's Certificate of Incorporation to increase the number of authorized shares of HCR Common Stock from 160,000,000 to 300,000,000 (the "Share Amendment Proposal");

     (3) approve the amendment to HCR's Amended Stock Option Plan for Key Employees to increase the number of shares of HCR Common Stock authorized for issuance under such plan by 3,000,000 shares (the "Employee Option Proposal");

     (4) approve the amendment to the HCR Stock Option Plan for Outside Directors to increase the number of shares of HCR Common Stock authorized for issuance under such plan by 500,000 shares (the "Director Option Proposal" and, together with the Employee Option Proposal, the "Option Plan Proposals"); and

     (5) approve the amendment to the HCR Amended Restricted Stock Plan to increase the number of shares of HCR common stock authorized for issuance under such plan by 500,000 shares (the "Restricted Stock Proposal" and, together with the Transaction Proposal, the Share Amendment Proposal and the Option Plan Proposals, the "HCR Voting Proposals").

TO MANOR CARE STOCKHOLDERS:

     The Manor Care Board believes that the merger is in your best interest and unanimously recommends that you vote FOR the proposal (the "Merger Proposal") to approve and adopt the Merger Agreement and to approve the Merger and the transactions contemplated by the Merger Agreement.

                                 VOTES REQUIRED

     Approval of the Transaction Proposal is a condition to the Merger. Approval of the Transaction Proposal, the Option Plan Proposals and the Restricted Stock Proposal will require the affirmative vote of the holders of a majority of the shares of HCR Common Stock present and entitled to vote at the HCR Special Meeting, provided that the total number of votes cast at the HCR Special Meeting on such proposals represents over 50% in interest of all securities entitled to vote on the proposals. Approval of the Share Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of HCR Common Stock.

     Approval of the Merger Proposal is a condition to the Merger. In order to approve the Merger Proposal, the holders of a majority of the outstanding shares of common stock, par value $.10 per share, of Manor Care (the "Manor Care Common Stock"), must vote in favor of approving and adopting the Merger Agreement and approving the Merger and the transactions contemplated by the Merger Agreement. Stewart Bainum, Stewart Bainum, Jr. and certain entities of which members of the Bainum family are beneficiaries or beneficial owners, who collectively own approximately 31% of the outstanding shares of Manor Care Common Stock, have already agreed to vote their shares in favor of the Merger Proposal.

                            THE MERGER (SEE PAGE 26)

     THE MERGER AGREEMENT IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT AS IT IS THE PRINCIPAL LEGAL DOCUMENT THAT GOVERNS THE MERGER.

WHAT MANOR CARE STOCKHOLDERS WILL RECEIVE (SEE PAGE 49)

     As a result of the Merger, Manor Care stockholders will have the right to receive one share of common stock, par value $.01 per share, of HCR Manor Care (the "HCR Manor Care Common Stock", which term shall include the associated preferred stock purchase rights) for each share of Manor Care Common Stock that they own.

     Manor Care stockholders should not send in their stock certificates until instructed to do so after the Merger is completed.

OWNERSHIP OF HCR MANOR CARE FOLLOWING THE MERGER

     After the Merger, existing Manor Care stockholders will own approximately 58% and existing HCR stockholders will own approximately 42% of the outstanding HCR Manor Care Common Stock.

BOARD OF DIRECTORS AND MANAGEMENT OF HCR MANOR CARE FOLLOWING THE MERGER (SEE PAGE 47)

     If the Merger is completed, Paul A. Ormond, the current Chairman, President and Chief Executive Officer of HCR, will continue as President and Chief Executive Officer of HCR Manor Care. Stewart Bainum, Jr., the current Chairman, President and Chief Executive Officer of Manor Care, will become the Chairman of the Board of HCR Manor Care.

     The Board of Directors of HCR Manor Care initially will consist of ten members, half of whom will be designated by HCR and half of whom will be designated by Manor Care.

OTHER INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 37)

     Certain officers and directors of HCR and Manor Care have interests in the Merger that may be considered different from or in addition to your interests. For example, some officers of HCR, including some officers who are also directors, are entitled to compensation in connection with their agreement to waive certain rights under their existing employment agreements and to remain with HCR Manor Care for three years following the Merger. HCR currently estimates that the aggregate amount to be paid, subject to a repayment obligation under certain circumstances, to executive officers of HCR under such retention agreements would be approximately $10.8 million. Also, certain officers of Manor Care, including some officers who are also directors, are entitled to compensation upon, or if they are terminated after, the Merger. Manor Care currently estimates that the aggregate amount required to be paid under agreements to executive officers of Manor Care, if all such persons named were to be terminated after the Merger, would be approximately $2.1 million.

     In addition, as a result of the Merger, stock options and restricted stock held by certain HCR officers will vest or become unrestricted, as the case may be, restricted stock held by certain Manor Care officers and directors will be converted into an equal number of shares of restricted HCR Manor Care Common Stock and all stock options of certain Manor Care officers and directors will be exchanged for shares of HCR Manor Care Common Stock having a value equal to the value of such options determined by a valuation under the Black-Scholes methodology. The estimated aggregate value of stock options and restricted stock which will vest or become unrestricted as a result of the Merger is approximately $12.1 million for executive officers of HCR, and the estimated aggregate value of the shares of HCR Manor Care Common Stock which will be issued in the Merger in exchange for Manor Care Stock options held by executive officers and directors of Manor Care is approximately $16.3 million. These amounts are based on the prices of HCR Common Stock and Manor Care Common Stock on August 10, 1998.

     Please refer to pages 37 through 41 generally for more information concerning employment arrangements, severance agreements, acceleration and conversion of stock options and restricted stock grants and other arrangements benefiting each company's executive officers and directors.

CONDITIONS TO THE MERGER (SEE PAGE 57)

     The completion of the Merger depends upon meeting a number of conditions, including the following:

     (a) the approval of the Merger Proposal by the requisite votes of the Manor Care Common Stock;

     (b) the approval of the Transaction Proposal by the requisite votes of the HCR Common Stock;

     (c) there shall have been no law enacted or injunction entered which effectively prohibits the Merger;

     (d) the receipt of legal opinions regarding certain tax consequences of the Merger;

     (e)the receipt of letters from each of our independent accountants to the effect that the Merger will qualify for pooling of interests accounting treatment; and

     (f) antitrust waiting periods shall have expired or been terminated and certain other regulatory approvals shall have been obtained.

     Certain of the conditions to the Merger may be waived by the party entitled to assert the condition.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 58)

     HCR and Manor Care may terminate the Merger Agreement without completing the Merger if any of the following occurs:

     (a) the parties agree in writing to terminate the Merger Agreement;

     (b) the parties fail to consummate the Merger by December 31, 1998 (which deadline may be extended to March 31, 1999 if certain regulatory conditions to the Merger have not yet been satisfied but are reasonably capable of being satisfied by March 31, 1999 and all other conditions have been or are capable of being satisfied by December 31, 1998), and such failure is not attributable to the party seeking to terminate;

     (c) the requisite stockholder approvals are not received by the other party;

     (d) a court or other governmental authority permanently prohibits the Merger;

     (e) the other party materially breaches or materially fails to comply with any of its representations or warranties or obligations under the Merger Agreement;

     (f) the board of directors of the other party: (i) withdraws or modifies its approval or recommendation in favor of the voting proposals relating to the Merger, (ii) recommends to its stockholders an alternative transaction with a third party or fails to reconfirm its recommendations in favor of the Merger, (iii) recommends a tender or exchange of shares in certain circumstances or (iv) fails to call a special meeting by December 31, 1998; or

     (g) the board of directors determines, after receipt of legal advice and before the approval of the voting proposals relating to the Merger by the other party's stockholders, that the board's fiduciary duties require acceptance of an offer from a third party to enter into an alternative and superior transaction.

TERMINATION FEES (SEE PAGE 60)

     The Merger Agreement generally requires (a) HCR to pay to Manor Care a termination fee of $70 million and (b) Manor Care to pay to HCR a termination fee of $100 million, in each case, if the Merger Agreement terminates under certain circumstances.

RECIPROCAL STOCK OPTION AGREEMENTS (SEE PAGES 63 AND 64)

     We have both signed reciprocal stock option agreements under which we each granted an option to the other party to purchase approximately 19.9% of our outstanding common stock if certain events occur that entitle the party exercising the option to receive a termination fee under the Merger Agreement. The combined value of the termination fee and the stock option is limited to $70 million to Manor Care and $100 million to HCR. These stock option agreements may make it more difficult and expensive for HCR or Manor Care to consummate an alternative transaction.
ACCOUNTING TREATMENT (SEE PAGE 41)

     We expect the Merger to qualify as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. A condition to the Merger is that HCR and Manor Care each receive a letter from their respective independent auditors, Ernst & Young LLP and Arthur Andersen LLP, regarding the auditors' concurrence with the conclusions of the management of HCR or Manor Care, as applicable, that the transactions contemplated by the Merger Agreement, if consummated, will qualify for pooling of interests accounting treatment.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 30 AND 34)

     In deciding to approve the Merger, our boards considered opinions from our respective financial advisors as to the fairness of the exchange ratio from a financial point of view. HCR received an opinion from its financial advisor, Chase Securities Inc. ("Chase"), and Manor Care received an opinion from its financial advisor, Warburg Dillon Read LLC ("Warburg Dillon Read"). The financial advisors performed several analyses in connection with delivering their opinions. These analyses included comparing HCR and Manor Care historical stock prices, comparing HCR and Manor Care to other publicly traded companies, comparing the Merger to comparable transactions and estimating the relative values of HCR and Manor Care and their contributions to HCR Manor Care based on past and estimated future financial performance. These opinions are attached as annexes to this Joint Proxy Statement/Prospectus and you are encouraged to read them.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 43)

     We have structured the Merger so that no gain or loss generally should be recognized for federal income tax purposes on the exchange of certificates formerly representing shares of Manor Care Common Stock for certificates representing shares of HCR Manor Care Common Stock. We have conditioned the Merger on our receipt of legal opinions regarding certain tax consequences of the Merger.

     Tax matters are very complicated, and the tax consequences of the Merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

NO APPRAISAL RIGHTS (SEE PAGE 44)

     Under Delaware law, neither HCR nor Manor Care stockholders have a right to an appraisal of the value of their shares in connection with the Merger.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (SEE PAGE 44)

     We have each made forward-looking statements in this document (and in documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of HCR Manor Care, including the anticipated synergies from the Merger. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Stockholders should note that many factors could affect the future financial results of HCR Manor Care, and could cause these results to differ materially from those expressed in our forward-looking statements. These factors include, among others, the following:

     - operating, legal and regulatory risks;

     - economic, political and competitive forces affecting our businesses;

     - legislative proposals for health care reform;

     - the risk that we are unable to achieve the revenue growth and cost savings in the amounts and in the time frames contemplated; and

     - the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

COMPARATIVE MARKET PRICE INFORMATION (SEE PAGE 67)

     Shares of HCR and Manor Care are listed on the New York Stock Exchange (the "NYSE"). On June 9, 1998, the last full trading day prior to the public announcement of the proposed Merger, HCR Common Stock closed at $37.75 per share and Manor Care Common Stock closed at $31.00 per share. In the 30 trading days ending June 9, 1998, the average closing price of HCR Common Stock was $39.77 and the average closing price of Manor Care Common Stock was $31.84. On August 10, 1998, HCR Common Stock closed at $34.00 per share and Manor Care Common Stock closed at $33.75 per share. On August 14, 1998, HCR Common Stock closed at $31.31 per share and Manor Care Common Stock closed at $30.13 per share. We urge you to obtain current market quotations.

LISTING OF HCR COMMON STOCK (SEE PAGE 44)

     HCR will list the shares of HCR Manor Care Common Stock to be issued in the Merger on the NYSE. The HCR Manor Care Common Stock will trade under the symbol "HCR." From and after the completion of the Merger, Manor Care Common Stock will be deregistered under the Securities and Exchange Act of 1934, as amended, and delisted from the NYSE.

              HCR SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the Merger. We derived the historical information from audited financial statements of HCR for 1993 through 1997 and unaudited financial statements for the six months ended June 30, 1998 and 1997. The information is only a summary and you should read it in conjunction with HCR's historical financial statements (and related notes) contained in the annual reports and other information HCR has filed with the Securities and Exchange Commission (the "SEC"). See "Where You Can Find More Information" on page 88.

                        FOR THE SIX MONTHS
                          ENDED JUNE 30,                FOR THE YEARS ENDED DECEMBER 31,
                        -------------------   ----------------------------------------------------
                          1998       1997       1997       1996       1995       1994       1993
                          ----       ----       ----       ----       ----       ----       ----
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues..............  $456,278   $434,268   $891,963   $782,023   $713,469   $615,103   $559,344
Income from continuing
  operations..........    39,719     33,543     70,121     59,443     50,603     42,033     34,069
Earnings per common
  share -- income from
  continuing
  operations(1):
     Basic............     $0.89      $0.75      $1.57      $1.30      $1.08      $0.88      $0.70
     Diluted..........     $0.86      $0.72      $1.51      $1.24      $1.03      $0.84      $0.68
Shares used in
  computing earnings
  per common share(1):
     Basic............    44,386     44,617     44,548     45,708     46,833     48,023     48,491
     Diluted..........    46,213     46,523     46,515     47,835     48,963     50,061     49,972
FINANCIAL POSITION (AT
  END OF PERIOD):
Total assets..........  $972,255   $900,570   $936,351   $802,784   $729,191   $671,430   $635,994
Long-term debt........   282,497    262,367    292,951    202,295    159,082    149,028    155,500
Stockholders'
  equity..............   462,896    413,192    434,006    393,034    374,430    344,501    316,919

-------------------------
(1) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." All per share data have been adjusted to reflect the 3-for-2 stock split effected in the form of a dividend in 1996.

           MANOR CARE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the Merger. We derived the information from audited financial statements of Manor Care for the fiscal years ended May 31, 1994 through 1998, restated to reflect the results of Vitalink as a discontinued operation for all periods presented. On April 27, 1998, Genesis announced that it had entered into a definitive agreement to acquire Vitalink. The information is only a summary and you should read it in conjunction with Manor Care's historical financial statements (and related notes) contained in the annual reports and other information Manor Care has filed with the SEC. See "Where You Can Find More Information" on page 88.

                                                                FOR THE YEARS ENDED MAY 31,
                                               --------------------------------------------------------------
                                                  1998         1997         1996         1995         1994
                                                  ----         ----         ----         ----         ----
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues.....................................  $1,359,329   $1,294,574   $1,141,911   $  946,761   $  859,394
Income from continuing operations(1).........      84,223       82,895       53,952       67,978       57,865
Earnings per common share -- income from
  continuing operations(1)(2):
    Basic....................................       $1.32        $1.31        $0.86        $1.09        $0.96
    Diluted..................................       $1.30        $1.30        $0.85        $1.08        $0.94
Shares used in computing earnings per common
  share(2):
    Basic....................................      63,794       63,257       62,628       62,480       60,524
    Diluted..................................      64,671       63,979       63,136       62,873       61,315
Dividend per common share....................       $0.09        $0.09        $0.09        $0.09        $0.09
FINANCIAL POSITION (AT END OF PERIOD):
Total assets.................................  $1,741,277   $1,640,978   $1,656,927   $1,276,175   $1,073,487
Long-term debt...............................     533,729      491,600      490,575      315,271      223,892
Shareholders' equity(3)......................     779,460      690,431      707,769      624,873      533,815

-------------------------
(1) Non-recurring items and their impact on income from continuing operations consist of provisions for asset impairment and restructuring (negative $8,100 and $15,898 net of tax) in 1998 and 1996 respectively, and impact of change in tax rate (negative $3,436) in 1994.

(2) The earnings per share amounts have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

(3) Decrease in shareholders' equity in 1997 is the result of the $164.2 million dividend of the discontinued lodging segment.

                      SUMMARY SELECTED UNAUDITED PRO FORMA
                       CONDENSED COMBINED FINANCIAL DATA

     We expect that the Merger will be accounted for as a "pooling of interests," which means that for accounting and financial reporting purposes we will treat our companies as if they had always been combined. For a more detailed description of pooling of interests accounting see "The Merger -- Accounting Treatment of the Merger" on page 41.

     We have presented below unaudited pro forma condensed combined financial information that reflects the pooling of interests method of accounting and is intended to give you a better picture of what our businesses might have looked like had they always been combined. We prepared the pro forma income statement and summary balance sheet data by adding or combining the historical amounts of each company, restated to reflect the results of Vitalink as a discontinued operation for all periods presented. On April 27, 1998, Genesis announced that it had entered into a definitive agreement to acquire Vitalink. We then reclassified certain of the combined amounts to achieve a consistent presentation. The companies may have performed differently if they were combined. You should not rely on the pro forma information as being indicative of the historical results that we would have had or the future results that we will experience after the Merger. See "Unaudited Pro Forma Condensed Combined Financial Information" on page 70.

                                       FOR THE SIX MONTHS
                                         ENDED JUNE 30,          FOR THE YEARS ENDED DECEMBER 31,
                                     -----------------------   ------------------------------------
                                        1998         1997         1997         1996         1995
                                        ----         ----         ----         ----         ----
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues...........................  $1,150,085   $1,105,317   $2,228,534   $1,923,934   $1,660,230
Income from continuing
  operations.......................      83,637       78,408      155,291      113,395      118,581
Earnings per common share -- income
  from continuing operations:
     Basic.........................       $0.77        $0.73        $1.44        $1.05        $1.08
     Diluted.......................       $0.75        $0.71        $1.40        $1.02        $1.06
Shares used in computing earnings
  per common share:
     Basic.........................     108,227      108,090      108,159      108,336      109,313
     Diluted.......................     111,082      110,802      110,881      110,971      111,836

                                       JUNE 30,
                                         1998
                                       --------
FINANCIAL POSITION:
Total assets........................  $2,713,532
Long-term debt......................     816,226
Stockholders' equity................   1,222,206

             COMPARISON OF HISTORICAL AND EQUIVALENT PER SHARE DATA
                                  (UNAUDITED)

     The following table summarizes information on the income from continuing operations, dividends declared and book value per common share for our respective companies on a historical, pro forma combined and pro forma equivalent basis. The pro forma equivalent amounts for Manor Care were calculated by multiplying the pro forma combined per share amounts by 1.0, as Manor Care stockholders will receive one share of HCR Manor Care Common Stock in exchange for each share of Manor Care Common Stock. The companies may have performed differently if they were combined. You should not rely on the pro forma information as being indicative of the historical results that we would have had or the future results that we will experience after the Merger.

                                                        FOR THE SIX
                                                        MONTHS ENDED          FOR THE YEARS ENDED
                                                          JUNE 30,                DECEMBER 31,
                                                       --------------    ------------------------------
                                                       1998     1997         1997        1996     1995
                                                       ----     ----         ----        ----     ----
HCR COMMON STOCK:
Basic income from continuing operations per share:
  Historical(1)....................................    $0.89    $0.75       $1.57        $1.30    $1.08
  Pro forma combined(2)............................     0.77     0.73        1.44         1.05     1.08
Diluted income from continuing operations per
  share:
  Historical(1)....................................     0.86     0.72        1.51         1.24     1.03
  Pro forma combined(2)............................     0.75     0.71        1.40         1.02     1.06
Dividend per share(3):
  Historical.......................................       --       --          --           --       --
  Pro forma combined...............................       --       --          --           --       --
Book value per share(4):
  Historical.......................................    10.34     9.28        9.81         8.76     8.06
  Pro forma combined...............................    11.25    10.20       10.78        10.23     9.17

                                                                           FOR THE
                                                        FOR THE SIX         TWELVE
                                                        MONTHS ENDED     MONTHS ENDED    FOR THE YEARS
                                                          MAY 31,        NOVEMBER 30,    ENDED MAY 31,
                                                       --------------    ------------    --------------
                                                       1998     1997         1997        1996     1995
                                                       ----     ----         ----        ----     ----
MANOR CARE COMMON STOCK:
Basic income from continuing operations per share:
  Historical(1)....................................    $0.69    $0.71       $1.34        $0.86    $1.09
  Equivalent pro forma combined(5).................     0.77     0.73        1.44         1.05     1.08
Diluted income from continuing operations per
  share:
  Historical(1)....................................     0.68     0.70        1.32         0.85     1.08
  Equivalent pro forma combined(5).................     0.75     0.71        1.40         1.02     1.06
Dividend per share:
  Historical.......................................     0.04     0.04        0.09         0.09     0.09
  Equivalent pro forma combined(3)(5)..............       --       --          --           --       --
Book value per share:
  Historical(4)....................................    12.20    10.85       11.46        11.28     9.99
  Equivalent pro forma combined(5).................    11.25    10.20       10.78        10.23     9.17

-------------------------
(1) All per share amounts of HCR are adjusted to reflect any stock splits during the periods presented. All per share amounts of Manor Care are restated to reflect the results of Vitalink as a discontinued operation for all periods presented. On April 27, 1998, Genesis announced that it had entered into a definitive agreement to acquire Vitalink.

(2) Pro forma combined income from continuing operations amounts per share of HCR Common Stock represent the pro forma combined amounts of income from continuing operations for HCR and Manor Care, divided by combined basic and diluted weighted average common shares outstanding.

(3) HCR has not paid any cash dividends on HCR Common Stock during the periods presented and HCR Manor Care does not expect to pay cash dividends on the HCR Manor Care Common Stock in the foreseeable future.

(4) Historical book value per share information for HCR and Manor Care as of the end of each period presented is computed by dividing historical stockholders' equity for each company by the number of shares of HCR Common Stock or Manor Care Common Stock as the case may be, outstanding at the end of each period presented, excluding stock options and warrants. Pro forma combined book value per share information as of the end of the period presented is computed by dividing pro forma stockholders' equity for the most recent interim period and historical stockholders' equity for the other periods presented by the aggregate number of shares of HCR and Manor Care Common Stock outstanding on such dates.

(5) Equivalent pro forma combined amounts per share of Manor Care Common Stock represent the pro forma combined amounts per share of HCR Common Stock multiplied by an assumed exchange ratio of 1.0.

                                  RISK FACTORS

     In addition to general investment risks and those factors set forth elsewhere herein (including under the caption "The Merger -- Cautionary Statement Concerning Forward-Looking Statements"), the following risks should be considered by stockholders of HCR and Manor Care in deciding whether to approve and adopt the proposals which are the subject of this Joint Proxy Statement/Prospectus. Although the risks captioned "Competition," "Regulation," "Payment by Third-Party Payors," "Dependence on Key Personnel" and "Adequacy of Certain Insurance" refer principally to HCR Manor Care, these risks also affect the existing independent business and financial affairs of HCR and Manor Care.

RISKS ASSOCIATED WITH THE INTEGRATION OF THE TWO COMPANIES

     The Merger involves the integration of two companies that have previously operated independently. HCR Manor Care may not be able to integrate the respective operations of HCR and Manor Care without encountering difficulties. Difficulties could occur in integrating different business strategies with respect to managing, owning and leasing long-term health care facilities and related businesses and in integrating personnel with disparate business backgrounds. We cannot assure you if or to what extent the integration and consolidation will achieve cost savings and operating synergies.

RISKS ASSOCIATED WITH THE FIXED EXCHANGE RATIO

     At the Effective Time, each share of Manor Care Common Stock will be converted into the right to receive one share of HCR Manor Care Common Stock (the "Exchange Ratio"). The Exchange Ratio is a fixed number and will not be adjusted in the event of any increase or decrease in the price of Manor Care Common Stock or HCR Common Stock. As a result, the relative value of the consideration received by Manor Care stockholders in the Merger could vary depending on fluctuations in the value of Manor Care Common Stock and HCR Common Stock. Such fluctuations may be the result of changes in the business, operations or prospects of Manor Care or HCR, market assessments of the likelihood that the Merger will be consummated, the timing thereof, regulatory considerations, industry developments, general market and economic conditions and other factors. Accordingly, we cannot assure you that the value of the merger consideration on the date of this Joint Proxy Statement/Prospectus will be the same as that on the date of the special meetings of the stockholders of HCR and Manor Care or the Effective Time.

COMPETITION

     HCR Manor Care will operate in a highly competitive environment and compete with a variety of other companies in providing assisted living services, skilled nursing facility services, institutional pharmacy services and home health care services, as well as with numerous other companies providing similar services and care alternatives, such as congregate care facilities and retirement communities. In particular, given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, we expect that the assisted living industry will become increasingly competitive in the future. Some of HCR Manor Care's present and potential competitors may be more established in their respective communities than HCR Manor Care. Consequently, increased competition in the future could limit HCR Manor Care's ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on HCR Manor Care.

REGULATION

     General. Health care is an area of extensive and frequent regulatory change. Various aspects of HCR Manor Care's business will be subject to regulation by the federal government and the states in which HCR Manor Care will operate. Skilled nursing facilities and assisted living facilities and other health care businesses, including institutional pharmacies and home health agencies, are subject to annual licensure and other regulatory requirements. In particular, the operation of nursing facilities and the provision of health care services are subject to federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Skilled nursing facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with various standards, their continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program (to the extent they participate) and the ability to participate in other third party programs. HCR Manor Care will also be subject to inspection regarding record keeping and inventory control. From time to time, HCR Manor Care, like others in the health care industry, may receive notices from federal and state regulatory agencies relating to alleged deficiencies for failure to comply with applicable standards. Such notices may require HCR Manor Care to take corrective action, and may impose civil money penalties and/or other operating restrictions on HCR Manor Care. Failure of the skilled nursing facilities to comply with such directives or otherwise to be in substantial compliance with licensure and certification laws, rules and regulations could result in loss of certification as a Medicare and Medicaid provider and/or a loss of licensure. HCR Manor Care's assisted living facilities will be subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. Failure of the assisted living facilities to be in compliance with licensing requirements could result in loss of licensure. In most states, assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the federal and state levels are evolving. Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, the assisted living facilities or other components of HCR Manor Care's health care businesses may have a significant impact on HCR Manor Care's methods and costs of doing business.

     Licensing and Certification. HCR Manor Care's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses and Medicare and Medicaid certifications in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license or certification could have a material adverse effect on HCR Manor Care. In addition, certain regulatory developments, such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards, could have a material adverse effect on HCR Manor Care.

     Health Care Reforms. In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care initiatives, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations by the Health Care Financing Administration ("HCFA"), enhanced pressure to contain health care costs by Medicare, Medicaid and other payors and greater state flexibility in the administration of Medicaid, could adversely affect HCR Manor Care. See "-- Medicare and Medicaid Reimbursement" and "Payment by Third-Party Payors."

     Certificate of Need Laws. Many states have adopted Certificate of Need ("CON") or similar laws which generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain bed additions, new services and capital expenditures or other changes prior to beds and/or new services being added or capital expenditures being undertaken. To the extent that CON or other similar approvals are required for the expansion of HCR Manor Care's operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals. We cannot assure you that HCR Manor Care will be able to obtain CON approval for all future projects requiring such approval.

     Medicare and Medicaid Reimbursement. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 ("Budget Act"), which seeks to achieve a balanced federal budget by, among other things, reducing federal spending on the Medicare and Medicaid programs. The law contains numerous changes affecting Medicare payments to skilled nursing facilities, home health agencies, hospices, and therapy providers, among others. Medicare reimbursement for skilled nursing facilities currently operates on a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed at a per diem rate for specific covered services regardless of their actual cost. Specifically, the Budget Act provides that, over three cost reporting periods beginning on or after July 1, 1998, the Medicare program will phase in this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on 1995 actual costs and 25% based on a federally scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. For HCR Manor Care, the phase-in to prospective rates will begin in July 1998. A similar prospective payment system is required to be established for home health services beginning October 1, 1999. The Budget Act also reduces payments to many providers and suppliers, including therapy providers and hospices and gives states greater flexibility in the administration of their Medicaid programs by repealing the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities. There can be no assurance that additional federal, state or local laws or regulations will not be imposed or expanded in a manner that would have a material adverse effect on HCR Manor Care.

     Anti-Remuneration Laws. HCR Manor Care will also be subject to federal and state laws which govern financial and other arrangements between health care providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "Stark Legislation" which prohibits, with limited exceptions, the referral of patients for certain designated health services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has a financial interest. The January 1998 notice of proposed rulemaking to issue regulations implementing the Stark Legislation makes clear that the restrictions apply to referrals for designated health services provided in skilled nursing facilities. Certain exceptions are available for employment agreements, leases, in-office ancillary services, and certain other physician arrangements. Final implementing regulations have not yet been issued, and we cannot assure you that HCR Manor Care's physician arrangements will be found to be in compliance with the Stark Legislation, as such law ultimately may be interpreted. In addition, HCR Manor Care will be subject to the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients, or the purchasing, leasing, ordering, or arranging for any goods, services or items for which payment can be made under Medicare, Medicaid or other federal health care programs. Possible sanctions for violation of the anti-kickback law include criminal penalties, civil money penalties and/or exclusion from participation in Medicare, Medicaid or other federal health care programs.

     The federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. The federal government has issued recent fraud alerts concerning home health services and the provision of medical services and supplies to skilled nursing facilities; accordingly, these areas may come under closer scrutiny by the government. In addition, in July 1995, federal officials announced a major anti-fraud initiative called Operation Restore Trust. This program targets fraud involving skilled nursing facilities, home health agencies, suppliers of medical equipment and hospices and is currently operating in 17 states. In addition, the Department of Health and Human Services Office of Inspector General and the Department of Justice have from time to time established enforcement initiatives focusing on specific billing practices or other suspected areas of abuse. Current initiatives include the appropriateness of therapy services provided to Medicare beneficiaries residing in skilled nursing facilities. The Health Insurance Portability and Accountability Act of 1996 ("HIPPA"), which became effective January 1, 1997, expands the scope of certain fraud and abuse laws to include all health care services, whether or not they are reimbursed under a federal health care program, and creates new enforcement mechanisms to combat fraud and abuse, including an incentive program, under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. The Budget Act also expands numerous health care fraud provisions. Furthermore, many states restrict certain business relationships between physicians and other providers of health care services, and some have enacted laws similar to the federal Stark Legislation and the anti-kickback law. In addition, some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that the federal and state anti-remuneration laws will ultimately be interpreted in a manner consistent with the practices of, and business transactions by, HCR Manor Care. Failure to comply with such laws can result in civil money penalties, exclusion from the Medicare, Medicaid and other federal health care programs, and criminal convictions.

     Medicaid Waiver Program. Certain states provide for Medicaid reimbursement for assisted living services pursuant to Medicaid Waiver Programs permitted by the federal government. In the event HCR Manor Care elects to provide services in states with a Medicaid Waiver Program, HCR Manor Care may then elect to become certified as a Medicaid provider in such states. As a provider of services under the Medicaid Waiver Program, HCR Manor Care will be subject to all of the requirements of such program, including the fraud and abuse laws, violations of which may result in civil and criminal penalties and exclusion from further participation in the Medicaid Waiver Program and other federal health care programs. HCR Manor Care intends to comply with all applicable laws, including the fraud and abuse laws; however, we cannot assure you that administrative or judicial interpretation of existing laws or regulations will not in the future have a material adverse impact on HCR Manor Care's business, results of operations or financial condition.

     Related Party Rule. Prior to implementation of the prospective payment system for skilled nursing facilities (i.e., for cost reporting periods beginning prior to July 1, 1998), the Medicare program limits certain allowable costs for items and services provided by companies that are associated or affiliated with, have control of, or are controlled by, a Medicare provider. Many state Medicaid programs have adopted the same rule in determining costs that will be included in the payment rates. The Medicare program may consider Vitalink and In Home Health to be related parties with subsidiaries of Manor Care which are Medicare providers, and may consider certain subsidiaries of HCR to be related parties with other HCR subsidiaries which are Medicare providers. Consequently, unless a provider qualifies for the exception to the related party rule, the Medicare program will only reimburse the provider for the cost incurred by the related party in providing products or services, rather than the related party's charge. An organization can qualify for an exception from the related party rule by meeting the following criteria: 1) the entities are bona-fide separate organizations; 2) a substantial part of the supplying organization's business activity is conducted with non-related organizations and there is an open, competitive market for such services or products; 3) the services or products are commonly obtained by a provider from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by the providers; and 4) the charge to the provider is in line with the charge for such services and products in the open market and no more than the charge made under comparable circumstances to others. Each of HCR and Manor Care believes that, to the extent the related party rule applies to it and its subsidiaries, the operations of its subsidiaries would qualify for the exception to the related party rule. We, however, cannot assure you that the interpretation and application of the related party rule and the exception thereto by governmental authorities will result in HCR and Manor Care qualifying for the exception. The application of the Medicare related party rule could materially affect allowable payments to HCR Manor Care's skilled nursing facilities for pre-July 1, 1998 cost reports.

     False Claim Regulation. False claims are prohibited pursuant to criminal and civil statutes. Criminal provisions at 42 U.S.C. Section 1320a-7b prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years imprisonment, and/or $25,000 fines. Criminal penalties may also be imposed pursuant to the Federal False Claim Act, 18 U.S.C. Section 287. In addition, under HIPPA, Congress enacted a criminal health care fraud statute for fraud involving a health care benefit program, which is defined to include both public and private payors. Civil provisions at 31 U.S.C.

Section 3729 prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed. Also, the statute allows any individual to bring a suit, known as a qui tam action, alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and to potentially share in any amounts paid by the entity to the government in fines or settlement. Failure to comply with such laws could have a material adverse effect on HCR Manor Care.

PAYMENT BY THIRD-PARTY PAYORS

     A significant portion of HCR Manor Care's revenues from the services it provides will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. For the pro forma year ended December 31, 1997, HCR Manor Care derived 90% of its total pro forma revenues from skilled nursing and assisted living facilities and rehabilitation operations, of which 51% came from private pay sources, 22% from Medicare, and 27% from various state Medicaid agencies. As of December 31, 1997, all of the patients at the assisted living facilities of HCR and Manor Care were private pay. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed, and establishment of prospective payment systems and payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to HCR Manor Care for its services. There can be no assurance that payments under governmental and private third-party programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs required to serve patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that HCR Manor Care's providers, or the provision of services and supplies by such providers, now or in the future will initially meet or continue to meet the requirements for participation in such programs. HCR Manor Care could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, the Budget Act will, over the next several years, alter the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods from a retrospective to a prospective payment system. See "-- Regulation." In addition, certain state Medicaid programs have proposed or enacted a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. HCR and Manor Care cannot at this time predict whether any pending/new proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on HCR Manor Care. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue and could, depending on the scope, have a material adverse effect on HCR Manor Care.

DEPENDENCE ON KEY PERSONNEL

     HCR Manor Care's success will depend to a significant extent on the management and other skills of its chief executive, chief operating and chief financial officers, as well as its ability to retain other officers and key employees and to attract skilled personnel in the future to manage the integration of the companies and the future operation of HCR Manor Care. Although HCR and Manor Care believe HCR Manor Care will have incentive and compensation programs designed to retain key employees, there can be no assurance that these key employees will remain with HCR Manor Care. There can be no assurance that a suitable replacement could be found in the event of termination of any key employee.

STAFFING AND LABOR COSTS

     HCR Manor Care will compete with various health care providers, including other assisted living and skilled nursing providers, with respect to attracting and retaining qualified or skilled personnel. HCR Manor Care will also depend on the available labor pool of low-wage employees. A shortage of nurses or other trained personnel or general inflationary pressures may require HCR Manor Care to enhance its wage and benefits package in order to compete. There can be no assurance that HCR Manor Care's labor costs will not increase or, if they do, that such costs can be matched by corresponding increases in revenues. Any significant failure by HCR Manor Care to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on HCR Manor Care's business, operating results and financial condition.

THE YEAR 2000 ISSUE

     Each of HCR and Manor Care has assessed and continues to assess the potential impact of the situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue, which affects most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Each of HCR and Manor Care has several information system improvement initiatives underway to ensure that its computer systems will be Year 2000 compliant. The failure by third party payors, such as private insurers, managed care organizations, health maintenance organizations, preferred provider organizations and federal and state government agencies that administer Medicare and/or Medicaid, to adequately address their Year 2000 Issues could adversely affect HCR Manor Care.

ENVIRONMENTAL REGULATION

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property or an entity that arranges for the disposal or treatment of hazardous or toxic substances at a disposal site may be held jointly and severally liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner, operator or otherwise responsible party knew of, or caused, the presence of hazardous or toxic substances. The costs of any required remediation or removal of these substances can be substantial and the liability of a responsible party as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the liable party.

     Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. Each of HCR and Manor Care has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to ensure compliance with those laws and regulations. HCR and Manor Care each believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste.

     One or more subsidiaries or affiliates of Manor Care have been identified as potentially responsible parties ("PRPs") in a variety of actions (the "Actions") relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. ("CERCLA") and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies ("Cenco"). Cenco was acquired in 1981 by a wholly owned subsidiary of Manor Care. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. Manor Care believes the waste disposal activities at issue occurred prior to the Manor Care subsidiary's acquisition of Cenco. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where Manor Care is alleged to be a potentially responsible party has not yet been quantified. Manor Care believes that the potential environmental liability exposure, after consideration of insurance coverage, is approximately $3 million. Future liabilities for the pending environmental claims and litigation, without regard to insurance, currently are not expected to exceed approximately $46 million. After the Merger, HCR Manor Care will retain liability for certain environmental litigation, including the Actions.

ADEQUACY OF CERTAIN INSURANCE

     HCR and Manor Care maintain liability insurance providing coverage which they believe to be adequate. In addition, HCR and Manor Care maintain property, business interruption, and workers' compensation insurance covering facilities in amounts deemed adequate by HCR and Manor Care, respectively. There can be no assurance that any future claims will not exceed applicable insurance coverage or that HCR Manor Care will be able to continue the present insurance coverage of HCR and Manor Care on satisfactory terms, if at all.

                            THE HCR SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of HCR as part of the solicitation of proxies by the HCR Board of Directors for use at the Special Meeting of Stockholders of HCR (the "HCR Special Meeting") to be held on September 24, 1998 at 10:00 a.m. local time, in the Auditorium at One SeaGate, Toledo, Ohio. This Joint Proxy Statement/Prospectus and the enclosed form of proxy are first being mailed to stockholders of HCR on or about August 18, 1998.

     At the HCR Special Meeting, the stockholders of HCR will be asked to consider and vote upon (i) a proposal to approve the issuance of up to 70,000,000 shares of HCR Common Stock in the Merger and to amend HCR's by-laws effective upon consummation of the Merger to require the approval of at least 80% of HCR's outstanding shares or at least 75% of the members of HCR's board of directors to amend certain sections of the by-laws relating to corporate governance; (ii) a proposal to amend HCR's Certificate of Incorporation to increase the authorized number of shares of HCR Common Stock from 160,000,000 to 300,000,000; (iii) a proposal to approve the amendment to HCR's Amended Stock Option Plan for Key Employees to increase the number of shares of HCR Common Stock authorized for issuance by 3,000,000 shares; (iv) a proposal to approve the amendment to HCR's Option Plan for Outside Directors to increase the number of shares of HCR Common Stock authorized for issuance thereunder by 500,000 shares; (v) a proposal to approve the amendment to HCR's Amended Restricted Stock Plan to increase the shares of HCR Common Stock authorized for issuance thereunder by 500,000 shares; and (vi) such other business as may properly come before the meeting and any and all adjournments thereof.

     Each copy of this Joint Proxy Statement/Prospectus mailed to holders of HCR Common Stock is accompanied by a form of proxy for use at the HCR Special Meeting.

     The Board of Directors of HCR unanimously recommends that stockholders vote FOR the approval of the Transaction Proposal, the Share Amendment Proposal, the Employee Option Proposal, the Director Option Proposal and the Restricted Stock Proposal. Approval of the Transaction Proposal is a condition to consummation of the Merger.

RECORD DATE AND VOTING

     HCR has fixed the close of business on August 10, 1998 as the record date for the determination of the HCR stockholders entitled to notice of and to vote at the HCR Special Meeting. Accordingly, only holders of record of HCR Common Stock on the record date will be entitled to notice of and to vote at the HCR Special Meeting. As of August 10, 1998, there were outstanding and entitled to vote 44,777,177 shares of HCR Common Stock (constituting all of the voting stock of HCR), which shares were held by approximately 356 holders of record. Each holder of record of shares of HCR Common Stock on the record date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the HCR Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of HCR Common Stock entitled to vote at the HCR Special Meeting is necessary to constitute a quorum at the HCR Special Meeting.

     The approval of each of the Transaction Proposal, the Option Plan Proposals and the Restricted Stock Proposal will require the affirmative vote of the holders of shares of HCR Common Stock representing a majority of the votes present and entitled to vote thereon, provided, that the total votes cast on the matter represent over 50% in interest of all shares entitled to vote on such matter. The approval of the Share Amendment Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of HCR Common Stock.

     Shares of HCR Common Stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the HCR Special Meeting. Shares which abstain from voting as to a particular matter (including shares held by a broker who lacks authority to vote on a particular matter ("broker non-votes")) will be treated as shares that are present and entitled to vote at the HCR Special

Meeting for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes against approval of the Share Amendment Proposal.

     As of the record date for the HCR Special Meeting, directors and executive officers of HCR and their affiliates may be deemed to be beneficial owners of approximately 3% of the outstanding shares of HCR Common Stock and have expressed their intent to vote their shares in favor of each of the Transaction Proposal, the Share Amendment Proposal, the Option Plan Proposals and the Restricted Stock Proposal.

VOTING AND REVOCATION OF PROXIES

     All shares of HCR Common Stock which are entitled to vote and are represented at the HCR Special Meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted in favor of each of the HCR Voting Proposals.

     The HCR Board of Directors does not know of any matters other than those described in the notice of the HCR Special Meeting that are to come before such meeting. If any other matters are properly presented at the HCR Special Meeting for consideration, including, among other things, consideration of a motion to adjourn such Meeting to another time and/or place (including, without limitation, for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed forms of proxy and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting for the purpose of providing HCR additional time to solicit votes to approve such proposal.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Corporate Secretary of HCR, at or before the taking of the vote at the HCR Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Corporate Secretary of HCR before the taking of the vote at the HCR Special Meeting or (iii) attending the HCR Special Meeting and voting in person (although attendance at the HCR Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Health Care and Retirement Corporation, One SeaGate, Toledo, Ohio 43604-2616, Attention: Corporate Secretary; or hand delivered to the Corporate Secretary of HCR at or before the taking of the vote at the HCR Special Meeting.

     All expenses of HCR's solicitation of proxies for the HCR Special Meeting will be borne by HCR, except that the cost of preparing and mailing this Joint Proxy Statement/Prospectus will be borne equally by HCR and Manor Care. In addition to solicitation by use of the mails, proxies may be solicited from HCR stockholders by directors, officers and employees of HCR in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. HCR has retained MacKenzie Partners, Inc., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the HCR Special Meeting at a cost of approximately $12,000 plus reimbursement of reasonable out of pocket expenses. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and HCR will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

                         THE MANOR CARE SPECIAL MEETING

GENERAL

     This Joint Proxy Statement/Prospectus is being furnished to stockholders of Manor Care as part of the solicitation of proxies by the Manor Care Board of Directors for use at a Special Meeting of Stockholders of Manor Care (the "Manor Care Special Meeting") to be held on September 24, 1998 at 9:00 a.m. local time, in the Auditorium at 11555 Darnestown Road, Gaithersburg, Maryland. This Joint Proxy Statement/Prospectus and the enclosed form of proxy are first being mailed to stockholders of Manor Care on or about August 18, 1998.

     At the Manor Care Special Meeting, the stockholders of Manor Care will be asked to consider and vote upon: (i) a proposal (the "Merger Proposal") to approve and adopt the Merger Agreement and to approve the Merger and the transactions contemplated by the Merger Agreement; and (ii) such other business that may properly come before the Manor Care Special Meeting.

     Each copy of this Joint Proxy Statement/Prospectus mailed to holders of Manor Care Common Stock is accompanied by a form of proxy for use at the Manor Care Special Meeting.

     The Board of Directors of Manor Care unanimously recommends that stockholders vote FOR the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement. Approval of the Merger Proposal is a condition to the consummation of the Merger.

RECORD DATE AND VOTING

     Manor Care has fixed the close of business on August 10, 1998 as the record date for the determination of the Manor Care stockholders entitled to notice of and to vote at the Manor Care Special Meeting. Accordingly, only holders of record of Manor Care Common Stock on the record date will be entitled to notice of and to vote at the Manor Care Special Meeting. As of August 10, 1998, there were outstanding and entitled to vote 63,720,035 shares of Manor Care Common Stock (constituting all of the voting stock of Manor Care), which shares were held by approximately 4,976 holders of record. Each holder of record of shares of Manor Care Common Stock on the record date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the Manor Care Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Manor Care Common Stock entitled to vote at the Manor Care Special Meeting is necessary to constitute a quorum at the Manor Care Special Meeting.

     The approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of Manor Care Common Stock outstanding on the record date.

     Shares of Manor Care Common Stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the Manor Care Special Meeting. Shares which abstain from voting as to a particular matter and broker non-votes will be treated as shares that are present and entitled to vote at the Manor Care Special Meeting for purposes of determining whether a quorum exists and will have the same effect as votes against approval of the Merger Proposal.

     Stewart Bainum, Stewart Bainum, Jr. and certain entities of which members of the Bainum family are beneficiaries or beneficial owners (the "Key Stockholders"), representing 19,696,761 shares or approximately 31% of the outstanding shares of Manor Care Common Stock as of the record date for the Manor Care Special Meeting, have entered into a Voting Agreement (the "Voting Agreement") with HCR pursuant to which such holders have agreed, among other things, to vote their shares of Manor Care Common Stock in favor of the Merger Proposal. See "Other Agreements -- Voting Agreement." As of the record date for the Manor Care Special Meeting, directors and executive officers of Manor Care and their affiliates may be deemed to be beneficial owners of an additional approximately 1% of the outstanding shares of Manor Care

Common Stock (excluding shares covered by the Voting Agreement) and have expressed their intent to vote their shares in favor of the Merger Proposal.

VOTING AND REVOCATION OF PROXIES

     All shares of Manor Care Common Stock which are entitled to vote and are represented at the Manor Care Special Meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted in favor of the Merger Proposal.

     The Manor Care Board of Directors does not know of any matters other than those described in the notice of the Manor Care Special Meeting that are to come before such meeting. If any other matters are properly presented at the Manor Care Special Meeting for consideration, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed forms of proxy and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting for the purpose of providing Manor Care additional time to solicit votes to approve such proposal.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Manor Care, at or before the taking of the vote at the Manor Care Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Manor Care before the taking of the vote at the Manor Care Special Meeting or (iii) attending the Manor Care Special Meeting and voting in person (although attendance at the Manor Care Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Manor Care, Inc., 11555 Darnestown Road, Gaithersburg, Maryland 20878-3200, Attention:
Secretary, or hand delivered to the Secretary of Manor Care at or before the taking of the vote at the Manor Care Special Meeting.

     All expenses of Manor Care's solicitation of proxies for the Manor Care Special Meeting will be borne by Manor Care, except that the cost of preparing and mailing this Joint Proxy Statement/Prospectus will be borne equally by HCR and Manor Care. In addition to solicitation by use of the mails, proxies may be solicited from Manor Care stockholders by directors, officers and employees of Manor Care in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Manor Care will make arrangements with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Manor Care will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

     MANOR CARE STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. MANOR CARE COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR CERTIFICATES REPRESENTING SHARES OF HCR MANOR CARE COMMON STOCK FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS TO BE SENT BY HARRIS TRUST AND SAVINGS BANK, AS EXCHANGE AGENT, AFTER THE EFFECTIVE TIME.

                                   THE MERGER

BACKGROUND OF THE MERGER

     As part of the ongoing effort by both HCR and Manor Care to enhance their strategic position in the marketplace and increase stockholder value, the chairmen of HCR and Manor Care engaged in some general discussions during 1996 and 1997 regarding a strategic merger between HCR and Manor Care.

     On May 14, 1996, Stewart Bainum, Jr. and Paul Ormond met at a health care conference in Baltimore, Maryland, and had a general discussion of common issues affecting their respective companies and exchanged thoughts about the desirability of a business combination between the two companies. The conversation was general in nature and the parties dropped the matter without any plans to pursue the issue further. There were no further discussions until Mr. Bainum, Jr. and Mr. Ormond met on March 4, 1997, in Gaithersburg, Maryland. During this meeting, Mr. Bainum, Jr. and Mr. Ormond discussed general industry issues and exchanged information and thoughts regarding the similarities between the two companies, the respective corporate cultures and philosophies, management personnel and general strategic initiatives and the desirability and feasibility of a strategic combination between the two companies. At a subsequent meeting, on May 7, 1997, when Mr. Bainum, Jr. and Mr. Ormond were both attending the same health care conference in Baltimore, Maryland, Mr. Bainum, Jr. informed Mr. Ormond that Manor Care was not interested in entering into discussions with HCR regarding a business combination and that Manor Care would pursue other strategic alternatives.

     No further discussions were held between the parties until May 4, 1998, when Manor Care received from HCR an unsolicited indication of interest in a business combination. Over the next several days, representatives from HCR and Manor Care proposed and discussed the summary terms under which a business combination might be consummated. As a result of these discussions, both parties decided that it would be appropriate to conduct due diligence to determine if further discussions of the terms of a business combination were warranted. During this period, HCR and Manor Care entered into an agreement which obligated them to negotiate exclusively with each other for a limited amount of time with respect to a potential business combination and to cease existing discussions, if any, by which they might be acquired.

     On May 13 and 14, 1998, Manor Care and its legal and financial advisors conducted detailed due diligence on HCR at HCR's headquarters in Toledo, Ohio. At that meeting, representatives from Manor Care, together with their advisors, discussed certain matters relating to the business of HCR with HCR's management. On May 18 and 19, 1998, HCR held a similar due diligence meeting with members of Manor Care's management.

     In the third week of May, Manor Care and HCR engaged in negotiations towards further refining the terms of a business combination. In the last week of May 1998 and the first week of June 1998, senior management of each of HCR and Manor Care, together with representatives of Warburg Dillon Read, Chase and legal counsel to each of HCR and Manor Care held numerous conference calls to address various open issues with respect to the Merger and began documenting certain terms of the Merger.

     On June 8, 1998, the HCR Board of Directors met to discuss the status and terms of HCR's proposal to combine with Manor Care. Chase made a detailed presentation to the HCR Board of Directors regarding the principal economic terms of the proposed combination and reviewed with the HCR Board of Directors Chase's financial analysis of the proposed combination. Counsel to HCR reviewed the principal terms of the Merger Agreement and other agreements related to the proposed merger, and took questions from the HCR Board regarding those agreements. The HCR Board then engaged in a discussion with management of HCR regarding the strategic reasons for the proposed Merger, the business and prospects of HCR and Manor Care and the advantages and disadvantages of the proposed Merger.

     On June 8, 1998, the Manor Care Board of Directors met to discuss HCR's proposal to combine with Manor Care. The Manor Care Board received a presentation of Warburg Dillon Read regarding the Merger. Warburg Dillon Read summarized the terms of the Merger and the ancillary agreements thereto and provided an overview of the business of HCR. In addition, Warburg Dillon Read set forth certain financial forecasts regarding a potential combination of Manor Care and HCR. The Manor Care Board of Directors further received the presentation of Manor Care's management detailing the strategic reasoning behind its decision to support the Merger, including certain analyses of HCR's business lines and prospects.

     On June 9, 1998, Manor Care and HCR and their respective financial advisors and legal counsel met in New York to continue to negotiate the Merger Agreement and the ancillary documents. Negotiations continued through June 10, 1998.

     On the evening of June 9, 1998, the HCR Board of Directors convened for a telephonic meeting to vote upon the Merger Agreement and the transactions contemplated thereby. Counsel to HCR reviewed the material changes to the agreements governing the Merger which had occurred since the HCR Board last met, and Chase delivered its oral opinion to the effect that, as of such date, the Exchange Ratio was fair to HCR from a financial point of view. After discussions with and questions to Chase and counsel, the HCR Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby.

     On the morning of June 10, 1998, the Manor Care Board of Directors convened for a special telephonic meeting to vote upon the Merger Agreement, the Merger and the transactions contemplated thereby. Warburg Dillon Read delivered its written opinion that as of such date, the Exchange Ratio was fair to holders of Manor Care Common Stock from a financial perspective. The Manor Care Board of Directors reviewed the material terms of the legal documents to be entered into by Manor Care. After discussion, the Manor Care Board of Directors unanimously approved the Merger Agreement, the Merger and the transactions contemplated thereby.

     Later in the morning of June 10, 1998, HCR and Manor Care executed the Merger Agreement and the Stock Option Agreements, and parties to certain other ancillary agreements executed those agreements. Shortly thereafter, HCR and Manor Care issued a joint press release announcing that HCR and Manor Care had entered into a definitive agreement to effect the merger of HCR and Manor Care.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF HCR AND MANOR CARE; REASONS FOR THE MERGER

     HCR. The HCR Board of Directors has determined and believes that the terms of the Merger are in the best interests of HCR and its stockholders. Accordingly, the HCR Board of Directors has unanimously approved and adopted the Merger Agreement and approved the transactions contemplated thereby and recommends the stockholders of HCR approve the HCR Voting Proposals.

     In reaching its determination, the HCR Board of Directors consulted with HCR's management, as well as its legal counsel and financial advisor, and considered a number of factors, including:

          (1) HCR's Business, Condition and Prospects. The HCR Board of Directors considered information with respect to the financial condition, results of operations and business prospects of HCR and current industry, economic and market conditions. HCR's management and its legal and financial representatives made presentations to and provided the HCR Board of Directors with information concerning the impact of the Merger on HCR's operating, legal and financial condition, respectively. The HCR Board concluded that the Merger should be accretive to HCR Manor Care's earnings in its first full fiscal year, excluding transaction costs. In making such determination, the HCR Board relied primarily upon projections of future per share earnings for HCR Manor Care that assume the realization of certain anticipated synergies (and not on historical earnings per share data).

          (2) Manor Care's Business, Condition and Prospects. The HCR Board of Directors considered information with respect to the financial condition, results of operations and business prospects of Manor Care. In evaluating Manor Care's prospects, the HCR Board of Directors considered, among other things, the quality of facilities owned or operated by Manor Care, the quality-mix of its revenue, the type of medical specialty and ancillary services offered by Manor Care, its financial strength, Manor Care's reputation as a provider of high quality care and the compatibility of Manor Care's corporate culture with HCR's corporate culture.

          (3) Opinion and Presentations of Chase. The HCR Board of Directors considered the oral opinion delivered on June 9, 1998 by Chase (which was subsequently confirmed in writing on June 10, 1998) to the effect that as of such date, the Exchange Ratio was fair, from a financial point of view, to HCR. The HCR Board also considered the oral and written presentations made to it by Chase. See "The Merger -- Opinion of Financial Advisor to HCR." A copy of Chase's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Joint Proxy Statement/Prospectus.

          (4) Exchange Ratio. With the assistance of its financial advisors, the HCR Board of Directors compared the ratio of the total value of HCR Common Stock to be issued in the Merger to the historical and projected earnings of Manor Care and to the corresponding ratios from comparable transactions and also to the expected contributions of each of HCR and Manor Care to the pro forma Combined Company (excluding synergies). The HCR Board of Directors also considered that the Exchange Ratio is a fixed number and will not be adjusted in the event of any increases or decreases in the price of either the HCR Common Stock or Manor Care Common Stock. The HCR Board considered that the prices of HCR Common Stock and Manor Care Common Stock at the closing of the Merger may vary from their respective prices at the date of this Joint Proxy Statement/Prospectus and at the date of the HCR Special Meeting and the Manor Care Special Meeting.

          (5) Strategic Merger. The HCR Board of Directors considered the fact that the Merger would combine HCR's management capabilities, operating expertise and strong record for creating stockholder value with Manor Care's excellent physical assets, high quality revenue mix and innovative services. The HCR Board of Directors considered the likelihood that the Merger would enhance HCR's ability to increase stockholder value by creating significant opportunities to increase operating margins, expand medical specialty units, pursue new construction and development activities and make acquisitions in attractive markets.

          (6) Financial Condition. The HCR Board of Directors considered the likelihood that the Merger would further enhance the strong financial positions of HCR and Manor Care and enable the Combined Company to take advantage of greater expansion opportunities at the lowest cost of capital in the industry.

          (7) Terms of the Merger. The HCR Board of Directors considered the terms and conditions of the Merger Agreement, the Voting Agreement, the Stock Option Agreements and the Registration Rights Agreement, including the terms of the Merger Agreement that allow HCR or Manor Care to terminate the Merger Agreement under certain circumstances upon payment to the other party of a termination fee of $70 million in the case of a payment to Manor Care and $100 million in the case of a payment to HCR. The HCR Board of Directors evaluated such termination fees in light of the range of fees payable in comparable transactions. The HCR Board also considered that, pursuant to the Voting Agreement, the holders of over 31% of the outstanding shares of Manor Care Common Stock have agreed to vote their shares of Manor Care Common Stock in favor of the Merger Proposal. The HCR Board of Directors also considered the fact that the Merger is expected to be accounted for as a pooling of interests transaction and is expected to result in a tax-free exchange for Manor Care stockholders.

          (8) Management and Ownership of HCR Manor Care. The HCR Board of Directors considered that HCR Manor Care will have a Board of Directors consisting of ten members, five of whom will be selected by HCR and five of whom will be selected by Manor Care. The HCR Board also considered the fact that HCR's current senior managers would lead HCR Manor Care, with Paul A. Ormond serving as President and Chief Executive Officer, M. Keith Weikel serving as Senior Executive Vice President and Chief Operating Officer and Geoffrey G. Meyers serving as Executive Vice President, Chief Financial Officer and Treasurer. The HCR Board of Directors discussed and took into consideration the employment, severance and other arrangements benefiting officers and directors of HCR and Manor Care in connection with the Merger, as well as the agreement of Messrs. Ormond, Weikel and Meyers to waive their contractual right to certain change of control benefits in connection with the Merger. See "--Interests of Certain Persons in the Merger." The HCR Board of Directors also considered the pro forma ownership of HCR Manor Care, noting that existing HCR stockholders would own approximately

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

     42% of HCR Manor Care and existing Manor Care stockholders would own approximately 58% of HCR Manor Care.

          (9) Integration of Operations; Nonrealization of Synergies. As described above, the HCR Board of Directors considered the extent to which the Merger would provide opportunities for cost savings and increased growth that might not otherwise be available. However, the HCR Board of Directors also took into account that the Merger involves the integration of two companies that have previously operated independently. The HCR Board of Directors considered as a negative factor the possibility that HCR Manor Care will not be able to integrate the respective operations of HCR and Manor Care without encountering difficulties and the possibility that the benefits, including anticipated synergies and cost reductions, expected from such integration will not be realized.

     The foregoing discussion of the information and factors considered by the HCR Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors of HCR. In addition, in reaching the determination to approve and adopt the Merger Agreement and recommend approval of the HCR Voting Proposals, in view of the wide variety of factors considered in connection with its evaluation thereof, the Board of Directors of HCR did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to the different factors.

     THE HCR BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND BELIEVES THAT THE TERMS OF THE MERGER ARE IN THE BEST INTERESTS OF HCR AND ITS STOCKHOLDERS. THE HCR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE TRANSACTION PROPOSAL, AS WELL AS FOR THE SHARE AMENDMENT PROPOSAL, THE OPTION PLAN PROPOSALS AND THE RESTRICTED STOCK PROPOSAL.

     Manor Care. The Manor Care Board of Directors believes that the Merger constitutes a significant strategic opportunity for Manor Care's skilled nursing facility and assisted living facility businesses. The Manor Care Board of Directors has determined unanimously that the Merger Agreement, the Merger and the transactions contemplated thereby are fair to and in the best interests of Manor Care and its stockholders. The Manor Care Board of Directors recommends that the stockholders of Manor Care vote in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement. In reaching this conclusion, the Manor Care Board of Directors, with the assistance of its financial and legal advisors, considered a number of factors, including, without limitation, the following:

          (1) HCR Manor Care is expected to achieve operating synergies since both Manor Care and HCR are focused on the high-quality private-pay sector of the skilled nursing industry and have highly compatible cultures;

          (2) substantial operating synergies are expected due to the geographic proximity of the operations of Manor Care and HCR; approximately 80% of Manor Care's gross operating profits are derived from the 13 states in which both Manor Care and HCR operate;

          (3) HCR has demonstrated the ability to control costs while maintaining a high quality of operations is increasingly critical to continued success in the skilled nursing industry;

          (4) the Combined Company intends to aggressively pursue Manor Care's current development of assisted living facilities;

          (5) the management of HCR has a strong record for creating stockholder value;

          (6) the high quality of the facilities owned by HCR and the expectation that these facilities will generate strong cash flows for the foreseeable future;

          (7) HCR's strong record for maximizing revenues and profitability from third-party payors, which is expected to optimize the performance of Manor Care's facilities with respect to third-party payors;

          (8) the Exchange Ratio provides for a premium of approximately 25% over the market price of Manor Care Common Stock prior to announcement of the Merger;
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

          (9) one-half of HCR Manor Care's initial directors will be designated by Manor Care and Stewart Bainum, Jr. will be the chairman of HCR Manor Care;

          (10) HCR Manor Care will possess greater financial resources than Manor Care alone and is expected to have enhanced access to capital on more favorable terms than were previously available to Manor Care;

          (11) the terms of the Merger Agreement and the other documents executed in connection with the Merger;

          (12) the written presentation of Warburg Dillon Read and its opinion that, as of June 10, 1998, the Exchange Ratio is fair to the stockholders of Manor Care from a financial point of view and the analyses forming the bases for such opinions. See "-- Opinion of Financial Advisor to Manor Care" for a discussion of the factors considered by Warburg Dillon Read in rendering its opinion. Such opinion is subject to limitations, qualifications and assumptions, and is included as Annex C hereto and should be read in its entirety; and

          (13) the transaction as structured will be tax-free to Manor Care's stockholders.

     The Manor Care Board of Directors also considered certain risks and potential disadvantages associated with the Merger, including the disadvantage that the planned spin-off of Manor Care's real estate assets will not be completed, the risk that management's attention will be diverted by the distractions associated with a business combination such as the Merger and the potential business disruption to the business of Manor Care, the risks associated with a fixed Exchange Ratio, the risk that the transaction might not be consummated as a result of a failure to satisfy certain conditions precedent to the Merger Agreement and the risk that expected synergies of the Combined Company will not be achieved.

     The foregoing discussion of information and factors considered by the Manor Care Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors of Manor Care. In addition, in reaching the determination to approve and recommend approval and adoption of the Merger Agreement, in view of the wide variety of factors considered in connection with its evaluation thereof, the Board of Directors of Manor Care did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to the different factors.

     THE MANOR CARE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR TO HCR

     On June 9, 1998, Chase delivered its oral opinion, which opinion was subsequently confirmed in a written opinion dated as of June 10, 1998 (the "Chase Opinion"), to the HCR Board of Directors to the effect that, as of such dates, and based upon the assumptions made, matters considered and limits of review set forth in the Chase Opinion, the Exchange Ratio was fair to HCR from a financial point of view.

     A COPY OF THE CHASE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY CHASE, IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/ PROSPECTUS. STOCKHOLDERS OF HCR ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE CHASE OPINION WAS PROVIDED AT THE REQUEST OF AND FOR THE USE AND BENEFIT OF THE HCR BOARD OF DIRECTORS IN ITS EVALUATION OF THE MERGER, WAS DIRECTED ONLY TO THE FAIRNESS TO HCR OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF HCR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE HCR VOTING PROPOSALS. THE SUMMARY OF THE CHASE OPINION SET FORTH IN

THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE CHASE OPINION ATTACHED AS ANNEX B HERETO.

     In arriving at the Chase Opinion, Chase, among other things, (i) reviewed the Merger Agreement; (ii) reviewed the Agreement and Plan of Merger (the "Vitalink Agreement"), dated as of April 26, 1998, by and among Vitalink, Genesis Health Ventures, Inc. ("Genesis") and V Acquisition Corporation, a wholly owned subsidiary of Genesis; (iii) reviewed certain publicly available business and financial information that Chase deemed relevant relating to HCR, Manor Care and Vitalink and the industries in which they operate; (iv) reviewed certain internal non-public financial and operating data and forecasts provided to Chase by the management of HCR relating to the business of HCR, as well as certain forecasts relating to the business of Manor Care, and analyses and forecasts of certain cost savings, operating efficiencies and revenue effects expected to result from the Merger (collectively, the "Synergies"); (v) reviewed certain internal non-public financial and operating data and forecasts provided to Chase by the management of Manor Care relating to the business of Manor Care;
(vi) discussed, with members of the senior managements of HCR and Manor Care, HCR's and Manor Care's operations, historical financial statements and future prospects, before and after giving effect to the Merger, as well as their views of the business, operational and strategic benefits and other implications of the Merger, including the Synergies; (vii) compared the financial and operating performance of HCR and Manor Care with publicly available information concerning certain other companies Chase deemed comparable and reviewed the relevant historical stock prices and trading volumes of the HCR Common Stock, the Manor Care Common Stock and certain publicly traded securities of such other companies; (viii) reviewed the financial terms of certain recent business combinations and acquisition transactions Chase deemed reasonably comparable to the Merger and otherwise relevant to Chase's inquiry; and (ix) made such other analyses and examinations as Chase deemed necessary or appropriate. In connection with the preparation of the Chase Opinion, Chase has neither received nor reviewed any non-public information prepared by or relating to Vitalink.

     Chase assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for Chase, or publicly available, for purposes of the Chase Opinion and further relied upon the assurance of the managements of HCR and Manor Care that they are not aware of any facts that would make such information inaccurate or misleading. Chase neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of HCR or Manor Care, nor did Chase conduct a physical inspection of the properties and facilities of HCR or Manor Care. Chase assumed that the financial forecasts provided to it by HCR and Manor Care and the Synergies provided to it by HCR were reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of HCR and Manor Care as to the future financial performance of HCR or Manor Care, as the case may be, and of the management of HCR as to the Synergies. Chase expressed no view as to such forecast or projection information or the assumptions on which they were based.

     For purposes of rendering the Chase Opinion, Chase assumed that, in all respects material to its analysis, the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver thereof. Chase further assumed that all material governmental, regulatory or other consents and approvals would be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which any of HCR or Manor Care was a party, as contemplated by the Merger Agreement, no restrictions would be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to HCR of the Merger. Chase further assumed that the Merger would be accounted for as a pooling of interests under generally accepted accounting principles and that it would qualify as a tax-free reorganization for United States Federal income tax purposes.

     In connection with the preparation of the Chase Opinion, Chase was not authorized by HCR or the HCR Board of Directors to solicit, nor did Chase solicit, third-party indications of interest for the acquisition of all or any part of HCR.
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

     The Chase Opinion was necessarily based on market, economic and other conditions as they existed and could be evaluated, as of the date of the Chase Opinion. Chase expressed no opinion as to the merits of the underlying decision by HCR to engage in the Merger. In addition, Chase expressed no opinion as to the prices at which the HCR Common Stock would trade following the announcement or the consummation of the Merger.

     The following is a summary of certain financial and comparative analyses performed by Chase in arriving at the Chase Opinion.

     Trading Ratio Analysis. Chase reviewed the per share daily closing market price movements of HCR Common Stock and Manor Care Common Stock for the eighteen-month period ending June 5, 1998. Chase also compared the per share daily closing market prices of Manor Care Common Stock and HCR Common Stock during such period to each other, the S & P 500 and an index composed of the following companies in the long-term health care industry: Beverly Enterprises, Inc. ("Beverly Enterprises"), Extendicare Health Services, Inc. ("Extendicare"), Genesis Health Ventures, Inc. ("Genesis"), Integrated Health Services, Inc. ("Integrated Health"), Paragon Health Network, Inc. ("Paragon"), Sun Healthcare Group, Inc. ("Sun") and Vencor, Inc. ("Vencor"), (collectively with Beverly Enterprises, Extendicare, Genesis, Integrated Health, Paragon and Sun, the "Comparable Companies").

     Chase also reviewed the historical ratios implied by the daily closing prices per share of Manor Care Common Stock to those of HCR Common Stock (the "Historical Trading Ratios") for the eighteen-month period ending June 5, 1998, and the average of such Historical Trading Ratios for the one-week, one-month, three-month, six-month and one-year periods ending June 5, 1998, and compared such Historical Trading Ratios to the proposed Exchange Ratio of 1.0. This analysis showed that the average Historical Trading Ratios for the one-week, one-month, three-month, six-month and one-year periods ending June 5, 1998 were 0.801, 0.787, 0.833, 0.852 and 0.885, respectively. This analysis also showed that the average Historical Trading Ratio for the period beginning November 1, 1996, the date Manor Care completed the spin-off to its shareholders of its lodging segment, and ending June 5, 1998, was 0.889.

     Comparable Public Companies Analysis. Using publicly available information, Chase compared certain financial and operating information and ratios (described below) for Manor Care with corresponding financial and operating information and ratios for the Comparable Companies. Such analysis assumed that Manor Care would divest Vitalink in accordance with the terms of the Vitalink Agreement.

     This analysis indicated that (i) calendarized price/earnings ratios for 1998 and 1999 ranged from 6.3x to 21.7x for estimated calendar year 1998 (with a mean of 14.8x) compared to 16.5x for Manor Care and 21.2x for HCR, and ranged from 5.4x to 17.7x for estimated calendar year 1999 (with a mean of 11.9x) compared to 14.5x for Manor Care and 17.7x for HCR; (ii) enterprise value (defined as the market value of the equity plus debt and minority interest minus cash) expressed as a multiple of latest twelve months ("LTM") earnings before interest, taxes, depreciation, amortization and rental expenses ("EBITDAR") ranged from 6.5x to 12.4x (with a mean of 8.6x) compared to 10.1x for Manor Care and 12.4x for HCR; and (iii) enterprise value expressed as a multiple of LTM earnings before interest, taxes, depreciation and amortization (adjusted for acquisitions and excluding non-recurring items) ("EBITDA") ranged from 6.4x to 12.8x (with a mean of 8.5x) compared to 9.5x for Manor Care and 12.8x for HCR.

     Comparable Acquisition Analysis. Chase reviewed certain publicly available information regarding selected business combinations in the long-term health care industry announced since January 1997 (the "Comparable Acquisition Transactions"). The Comparable Acquisition Transactions and the months in which each transaction was announced were as follows: Paragon's acquisition of Mariner Health Group, Inc. (April 1998); Integrated Health's acquisition of the long-term care operations of Healthsouth Corporation ("Healthsouth") (November
1997); Extendicare's acquisition of Arbor Healthcare Company (September 1997); Sun's acquisition of Regency Health Services, Inc. (July 1997); Genesis ElderCare Corp.'s acquisition of The Multicare Companies, Inc. (June 1997); Apollo Management L.P.'s recapitalization of Living Centers of America and subsequent acquisition of GranCare, Inc. (May 1997); Healthsouth's acquisition of Horizon/CMS Healthcare Corporation (February 1997); and Vencor's acquisition of Hillhaven Corporation (January 1997).

     This analysis indicated that (i) the "purchase price" (defined as the offer price per share multiplied by the sum of the number of shares outstanding and the number of options outstanding) of each such transaction as a multiple of the next fiscal year's estimated net income at the date of announcement ranged from 11.8x to 26.0x (with a mean of 19.3x), and (ii) the implied enterprise value in such transactions as a multiple of LTM EBITDA ranged from 7.5x to 13.8x (with a mean of 10.1x).

     Relative Discounted Cash Flow Analysis. Chase performed a discounted cash flow ("DCF") analysis for each of HCR and Manor Care using financial forecasts for Manor Care provided by Manor Care (the "Manor Care Management Case") and also provided by HCR (the "HCR Management Case"). The DCF was calculated for Manor Care assuming discount rates ranging from 10.0% to 12.0%, and was comprised of the sum of the present value of (i) the forecasted unlevered free cash flows for fiscal years 1999 to 2002, and (ii) fiscal year 2002 terminal value based upon a range of multiples from 9.0x to 11.0x projected EBITDA for fiscal year 2002, and for HCR assuming discount rates ranging from 10.0% to 12.0%, and comprised of the sum of the present value of (i) the projected unlevered free cash flows for fiscal years 1998 to 2002, and (ii) fiscal year 2002 terminal value based upon a range of multiples from 10.0x to 12.0x of projected EBITDA for fiscal year 2002. Such analysis for Manor Care assumed that Manor Care would divest Vitalink in accordance with the terms of the Vitalink Agreement.

     Based upon the estimated valuation ranges of Manor Care and HCR set forth above, Chase calculated an implied exchange ratio of a share of Manor Care Common Stock to a share of HCR Common Stock ranging from (i) 0.741 to 1.366 for the Manor Care Management Case (obtained by comparing the lowest estimated valuation of Manor Care Common Stock to the highest estimated valuation of HCR Common Stock and the highest estimated valuation of Manor Care Common Stock to the lowest estimated valuation of HCR Common Stock), (ii) 0.715 to 1.263 for the HCR Management Case without Synergies (obtained by comparing the lowest estimated valuation of Manor Care Common Stock to the highest estimated valuation of HCR Common Stock and the highest estimated valuation of Manor Care Common Stock to the lowest estimated valuation of HCR Common Stock), and (iii)
0.851 to 1.491 for the HCR Management Case with Synergies (obtained by comparing the lowest estimated valuation of Manor Care Common Stock to the highest estimated valuation of HCR Common Stock and the highest estimated valuation of Manor Care Common Stock to the lowest estimated valuation of HCR Common Stock), in each case compared to the proposed Exchange Ratio of 1.0.

     Contribution Analysis. Chase estimated the contribution of each of HCR and Manor Care to the pro forma combined company (excluding Synergies) with respect to revenue, EBITDA and net income for fiscal years 1997 and 1998. The analysis showed that HCR would contribute 40.1% of revenue in fiscal years 1997 and 1998, and 40.2% and 38.6% of EBITDA in fiscal years 1997 and 1998, compared to HCR's 44.1% contribution to the enterprise value of the combined company. This analysis also showed that HCR would contribute 41.8% and 42.1% of net income in fiscal years 1997 and 1998, compared to the 41.7% pro forma ownership of the combined company by HCR stockholders.

     Pro Forma Analysis. Chase also analyzed certain pro forma effects resulting from the Merger, including the potential impact of the Merger on projected earnings per share ("EPS") of HCR following the Merger, based on publicly available EPS forecasts as adjusted with guidance provided by HCR management. This analysis indicated that (i) if $30 million or more of pre-tax Synergies were realized, the Merger would be accretive to HCR stockholders in years 1998, 1999 and 2000; (ii) if $15 million of pre-tax Synergies were realized, the Merger would be accretive to HCR stockholders in years 1998 and 1999 and dilutive in year 2000; and (iii) if no Synergies were realized, the Merger would be dilutive to HCR stockholders in years 1998, 1999 and 2000.

     The summary set forth above does not purport to be a complete description of the analyses performed by Chase in arriving at the Chase Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or summary description. Chase believes that its analyses must be considered as a whole and that selecting portions of analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the processes underlying its opinion. Chase did not assign relative weights to any of its analyses in preparing the Chase Opinion. The matters considered by Chase in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond HCR's and Manor Care's control and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Chase are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. None of the Comparable Companies is identical to Manor Care, and none of the Comparable Acquisition Transactions used as a comparison is identical to the proposed Merger. Accordingly, an analysis of publicly traded comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     The HCR Board of Directors selected Chase to act as its financial advisor on the basis of Chase's reputation as an internationally recognized investment banking firm with substantial expertise in transactions similar to the Merger and because it is familiar with HCR and its business. As part of its financial advisory business, Chase is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes.

     Pursuant to a letter agreement dated May 26, 1998, HCR has agreed to pay Chase (i) a fee of $1,000,000 upon the execution of the Merger Agreement and
(ii) a fee of $6,000,000 payable upon consummation of the Merger (against which the fee referred to in clause (i) above will be credited). HCR has also agreed to pay Chase fifteen percent (15%) of any "break-up," "termination," "topping" or similar fee paid to HCR on or before May 26, 1999 (net of HCR's out-of-pocket expenses incurred in connection with the Merger) pursuant to, or in connection with, the termination, abandonment or failure to occur, of the Merger, provided that any such amount will not exceed $6,000,000 against which the fee referred to in clause (i) above will be credited. In addition, HCR has also agreed to reimburse Chase for its reasonable out-of-pocket expenses (including the reasonable fees and disbursements of its legal counsel) and to indemnify Chase and certain related persons from and against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws, arising out of its engagement.

     The Chase Manhattan Corporation and its affiliates, including Chase, in the ordinary course of business, have from time to time, provided commercial and investment banking services to Manor Care and Vitalink, for which they received usual and customary compensation, and in the future may continue to provide such commercial and investment banking services. In the ordinary course of business, Chase and its affiliates may trade in the debt and equity securities of HCR, Manor Care and Vitalink for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF FINANCIAL ADVISOR TO MANOR CARE

     The Manor Care Board of Directors retained Warburg Dillon Read to act as financial advisor in connection with the Merger. On June 10, 1998, Warburg Dillon Read rendered its written opinion to the Board of Directors of Manor Care, to the effect that, and based upon and subject to the limitations, assumptions, qualifications set forth therein, as of the date thereof, the Exchange Ratio is fair to the holders of Manor Care Common Stock from a financial point of view. THE FULL TEXT OF WARBURG DILLON READ'S OPINION DATED JUNE 10, 1998, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS SET OUT IN APPENDIX C AND IS INCORPORATED HEREIN BY REFERENCE. Holders of Manor Care Common Stock are urged to read the opinion carefully in its entirety, especially with regard to the assumptions made and matters considered by Warburg Dillon Read. The summary of opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, Warburg Dillon Read, among other things: (i) reviewed certain publicly available business and historical financial information relating to Manor Care and HCR, (ii) reviewed certain internal non-public estimates and company financial forecasts prepared by the managements of Manor Care and HCR, (iii) reviewed certain financial information and other data provided to it by Manor Care that is not publicly available relating to the business and prospects of Manor Care, (iv) reviewed certain financial information and other data provided to it by HCR that is not publicly available relating to the business and prospects of HCR, (v) conducted discussions with members of the senior managements of Manor Care and HCR with respect to the operations, financial condition, history and prospects of each company, (vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of Manor Care and HCR, (vii) considered the pro forma effects of the Merger on HCR's financial statements and reviewed certain estimates of synergies prepared by the managements of Manor Care and HCR, (viii) reviewed the historical market prices of the Manor Care Common Stock and the HCR Common Stock, (ix) compared the financial terms of the Merger with the financial terms of certain other transactions which it believed to be generally comparable to the Merger, (x) reviewed the draft Merger Agreement, and (xi) conducted such other financial studies, analyses, and investigations, and considered such other information as it deemed necessary or appropriate, but none of which was individually material. Warburg Dillon Read's opinion was necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to Warburg Dillon Read, as of the date thereof.

     In connection with its review, Warburg Dillon Read, with Manor Care's consent, did not assume any responsibility for independent verification of any of the foregoing information and, with Manor Care's consent, relied on such information as being complete and accurate in all material respects. In addition, with Manor Care's consent, Warburg Dillon Read did not make or receive any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Manor Care or HCR nor was Warburg Dillon Read furnished with such appraisal or evaluations. With respect to the financial forecasts, pro forma effects and estimates of synergies referred to above, Warburg Dillon Read assumed, at Manor Care's direction, that the Manor Care and HCR financial forecasts, pro forma information and estimates of synergies had been prepared reasonably on a basis reflecting the best currently available estimates and judgments of the respective managements as to the future financial performance of their respective companies and would be realized in the amounts and at the times contemplated thereby.

     Warburg Dillon Read's opinion does not address Manor Care's underlying business decision to effect the Merger. In rendering its opinion, Warburg Dillon Read did not render any opinion as to the value of HCR or make any recommendation to the holders of Manor Care Common Stock with respect to the advisability of disposing of or retaining HCR Common Stock received in the Merger. In addition, Warburg Dillon Read did not make any recommendation regarding whether or not it is advisable for holders of Manor Care Common Stock to vote in favor of the Merger.

     In arriving at its opinion, Warburg Dillon Read did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in rendering such opinions and on then existing economic, monetary and market conditions as to the significance and relevance of each analysis and factor. Accordingly, Warburg Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Warburg Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Manor Care's or HCR's control. Any estimates contained in Warburg Dillon Read's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of a business or securities do not purport to be appraisals or to reflect the actual prices at which businesses or securities might be sold. The material valuation methods used are summarized below.

     Warburg Dillon Read is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the past, Warburg Dillon Read and its predecessors have provided investment banking services to Manor Care and Vitalink and have received customary compensation for the rendering of such services. In the ordinary course of business, Warburg Dillon Read, its predecessors and affiliates, may have traded the securities of Manor Care and HCR for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to the engagement letter between Manor Care and Warburg Dillon Read, Manor Care has paid to Warburg Dillon Read a fee of $1,800,000 for the rendering of its opinion and has agreed to pay Warburg Dillon Read an additional $7,200,000 upon consummation of the Merger. Manor Care has also agreed to reimburse Warburg Dillon Read for the expenses reasonably incurred by it in connection with its engagement (including reasonable counsel fees) and to indemnify Warburg Dillon Read and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services, including those arising under the federal securities laws.

  Analyses Related to Manor Care

     Analysis of Selected Comparative Companies. Using publicly available information, Warburg Dillon Read analyzed, based upon market trading values, selected financial criteria of companies which, in Warburg Dillon Read's judgment, were generally comparable to Manor Care and HCR for the purpose of this analysis. The comparable companies were as follows: Genesis Health Ventures, Inc. ("Genesis") and Paragon Health Network, Inc. ("Paragon") (the "Manor Care Comparative Companies"). Warburg Dillon Read (i) calculated stock price as a multiple of estimated calendar 1998 earnings per share ("EPS") based on industry sources and compared this multiple with the estimated long-term EPS growth rate based on industry sources; (ii) derived an "enterprise value" (defined as equity market value plus the book value of debt and preferred stock less cash and cash equivalents) and (iii) calculated enterprise value as a multiple of latest twelve months ("LTM") revenue and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA").

     The range for equity value as a multiple of each of the indicated statistics for each of the Manor Care Comparative Companies were as follows: estimated 1998 EPS of 13.2x for Genesis and 21.8x for Paragon; estimated 1999 EPS of 10.9x for Genesis and not available for Paragon, and estimated 1998 price to earnings multiple to estimated long-term EPS growth rate of 0.65x for Genesis and not meaningful for Paragon, compared to equity value multiples of 16.1x, 13.8x and 0.99x and 21.4x, 18.0x and 1.11x respectively, for Manor Care and HCR, respectively using stock prices of $30.13 for Manor Care and $38.44 for HCR. The range for enterprise value as a multiple of each of the indicated statistics for each of the Manor Care Comparison Companies were as follows: LTM revenue of 1.57x, for Genesis and 1.28x for Paragon and LTM EBITDA of 9.7x for Genesis and 11.4x for Paragon, compared to enterprise value multiples of 1.45x and 9.0x for Manor Care using a stock price of $30.13 for Manor Care and enterprise value multiples of 2.22x and 12.9x for HCR using a stock price of $38.44 for HCR.

     Contribution Analysis. Warburg Dillon Read analyzed the relative contribution of EBITDA, EBIT and net income from Manor Care and HCR for each company's latest twelve months statistics, which resulted in Manor Care's contribution of 59%, 57% and 57%, respectively. In addition, Warburg Dillon Read analyzed, based on the Exchange Ratio, the relative contribution of enterprise value. This statistic resulted in Manor Care's contribution of 58%. Based on the Exchange Ratio, the holders of Manor Care common stock will have pro forma equity ownership of 59%.

     Discounted Cash Flow Analysis. Warburg Dillon Read performed discounted cash flow analyses based on HCR's projections (base case) and a downside scenario developed by Manor Care management (downside case). Utilizing both of these scenarios of HCR's projections, Warburg Dillon Read calculated the theoretical discounted present value of equity for HCR by adding together the present value of (i) the future stream of free cash flow through the year ended December 31, 2001, (ii) the future value of HCR at the end of the year ended December 31, 2002 (the "Terminal Value"), and (iii) the net debt at March 31, 1998. The Terminal Value was calculated based on terminal EBITDA multiples of 11.0x to 13.0x for the base case and 10.0x to 12.0x for the downside case. The cash flow streams and terminal values were then discounted to present values using a range of discount rates from 11.0% to 13.0%. These assumptions yielded per share equity values of

HCR from $37.89 to $48.39 under the base case projections, and $31.88 to $41.47 under the downside case projections.

     Historical Exchange Ratio Analysis. Warburg Dillon Read prepared one day and 30 day average exchange ratio analyses for Manor Care and HCR for the time period beginning January 1, 1997 and ending June 3, 1998. The maximum exchange ratio was 1.010 and 0.967 for the daily and monthly exchange ratios, respectively. The minimum exchange ratio was 0.731 and 0.792 for the daily and monthly exchange ratios, respectively, and the median was 0.885 and 0.883 for the daily and monthly exchange ratios, respectively.

     Pro Forma Merger Analysis. Warburg Dillon Read prepared a pro forma analysis of the impact of the Merger using the projections provided by the managements of Manor Care and HCR for the years ending December 31, 1998, 1999, 2000 and 2001. Assuming that projected synergies of $30 million per year, as estimated by Manor Care and HCR managements, were achieved, and using prevailing publicly available analyst forecasts for HCR, the impact on HCR's pro forma earnings per share was mildly accretive in the year ending December 31, 1998 and increasingly accretive in the years ending December 31, 1999, 2000 and 2001.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Boards of Directors of HCR and Manor Care with respect to the Merger, HCR and Manor Care stockholders should be aware that certain members of management of HCR and Manor Care and of the HCR Board of Directors and the Manor Care Board of Directors have interests in the Merger that may be considered different from, or in addition to, the interests of the stockholders of HCR and Manor Care generally. The Board of Directors of each of HCR and Manor Care were aware of such interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. Certain amounts payable to such persons which are set forth below are estimated based upon stock prices and circumstances of termination which may, and will likely, vary from those which will actually be applied in making the calculations described below and/or the circumstances in which such payments are actually due, if at all.

     Board of Directors, Committees and Management of HCR Manor Care. The Merger Agreement establishes terms affecting the role of certain directors and executive officers of HCR and Manor Care following the Merger. See "The Combined Company -- Governance" and "The Merger Agreement -- Additional Covenants."

  Employment and Other Agreements

     HCR. Under the terms of pre-existing Second Amended and Restated Employment Agreements (the "Existing Employment Agreements") to which HCR and each of Messrs. Ormond, Weikel, Meyers and Bixler (each, an "HCR Executive") are parties, each of the HCR Executives is entitled to certain benefits should their employment be terminated (in most circumstances) by HCR following the Merger or should they subsequently elect to terminate their employment during the 180 day period following the one year anniversary of the Merger. Those benefits include a lump sum payment equal to three times the aggregate cash compensation (as defined in the Existing Employment Agreements) of the individual plus medical, dental and other specified benefits for a period of thirty-six months following termination or resignation. In addition, pursuant to the Existing Employment Agreements, stock options held by each HCR Executive which were not yet vested by their terms will fully vest and restrictions and risks of forfeiture associated with restricted stock held by the HCR Executives will lapse in connection with the transactions contemplated by the Merger Agreement .

     To mitigate certain of such consequences to HCR, Messrs. Ormond, Weikel, Meyers and Bixler entered into Executive Retention Agreements with HCR (the "Retention Agreements") pursuant to which each HCR Executive will remain in the same position following the Merger as he held prior to the Merger and waives his right (i) to receive a lump sum severance payment, (ii) to (a) continuation of health benefits, office space and secretarial support for the three years following such termination, (b) full funding (as of such termination date but through such three year period) of any split dollar life insurance policy held for the HCR Executive's benefit and (c) deferral of receipt of certain retirement plan benefits until the end of such three
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

year period (collectively, the "Non-Cash Severance Benefits") and (iii) to other severance benefits that would otherwise be payable or due to him. The following summary pertains to such agreements as amended by the Retention Agreements (as so amended, the "HCR Employment Agreements").

     Each HCR Employment Agreement provides for an initial employment term of three years, with automatic one-year renewals unless the HCR Executive or HCR Manor Care notifies the other of non-renewal at least 90 days before the scheduled expiration of the term. Effective as of the time of the Merger, the annual base salary payable will be $700,000, $450,000, $350,000 and $250,000 for Messrs. Ormond, Weikel, Meyers and Bixler, respectively. If the HCR Executive is employed by HCR Manor Care immediately prior to the Merger, he will be entitled to a retention bonus (the "Retention Bonus") equal to three times the sum of (i) his base pay in effect at December 31, 1998 and (ii) bonuses payable in respect of 1998 under HCR Manor Care's Annual Incentive Plan and Performance Award Plan. Such Retention Bonus will be paid to him in cash in a lump sum within five days after the Board approves HCR Manor Care's 1998 financial statements. It is estimated (based upon bonuses paid in 1997) that Messrs. Ormond, Weikel, Meyers and Bixler will receive at such time Retention Bonuses (exclusive of HCR Gross-Up Payments (as defined below), if any) of $4,965,000, $2,846,250, $1,797,600 and $1,153,125, respectively, if they are employed by HCR immediately prior to the Merger. If, however, the HCR Executive resigns or retires without HCR Manor Care's consent (and other than by reason of his death or disability) prior to the third anniversary of the completion of the Merger, the HCR Executive is required to repay to HCR Manor Care a pro rata portion (based on the portion of such three-year period that follows such termination) of the Retention Bonus.

     In addition to the provisions described above, the HCR Employment Agreements provide varying severance benefits in the event of termination of the HCR Executive's employment. If the HCR Executive's employment is terminated by HCR Manor Care for Cause (as defined in the HCR Employment Agreements), the HCR Executive shall not be entitled to any severance benefits. If his employment is terminated by HCR Manor Care by reason of his death or disability or other than for Cause, HCR Manor Care will continue to pay to him (or his beneficiaries) his base salary for a period of three years; in the event the HCR Executive's employment is terminated in such circumstances within three years of consummation of the Merger, then the HCR Executive will also be entitled to the Non-Cash Severance Benefits; and, in the event his employment is terminated in such circumstances, within the three year period following a change in control other than the Merger, the HCR Executive will be entitled to the Non-Cash Severance Benefits as well as the lump sum severance payment described above as waived in connection with the Merger. Additionally, if the HCR Executive's employment is terminated by HCR Manor Care other than for Cause or disability prior to his attainment of age 55 or the fifth anniversary of the Merger, the HCR Executive's retirement benefits under the HCR Manor Care qualified and non-qualified defined benefit plans will be determined as if the HCR Executive retired at not younger than age 55 with not less than five years of post-Merger service. If the HCR Executive has "good reason" to terminate his employment within the three years following the Merger (which reasons include HCR Manor Care's failure to maintain the HCR Executive in a position substantially equivalent to his position prior to the Merger, a significant adverse change in the nature or scope of the HCR Executive's authority and duties, a reduction in his base pay or material reduction in other employee benefits, a breach by HCR Manor Care of the HCR Employment Agreements, relocation of HCR Manor Care's principal office or the HCR Executive's principal workplace or increase by more than 20% the HCR Executive's business travel) he may elect to terminate employment and become entitled to the Non-Cash Severance Benefits, but not to any lump sum severance or other continuation of base salary; and in the event of such a "good reason" termination following a change in control other than the Merger or in the event of the HCR Executive's election to terminate employment upon good reason or in the event he elects to terminate employment for any reason within the 180-day period following the first anniversary of such other change in control, he shall be entitled to the Non-Cash Severance Benefits as well as the lump sum severance payment waived in connection with the Merger.

     The HCR Employment Agreements provide that in the event any payment to which an HCR Executive is entitled is subject to the provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (which impose excise taxes on, and deny the payor a deduction for, certain payments made in connection with a change in control as defined therein), HCR Manor Care will pay the HCR

Executive, as additional compensation, a gross-up payment (the "HCR Gross Up Payments") such that after payment of all taxes (including excise taxes on any such additional payments), the HCR Executive retains an amount equal to the initial excise tax imposed. The Merger may be deemed to constitute a change in control under such Code provisions and the payments (including the Retention Bonuses and the value of accelerated vesting of stock options and lapse of restrictions on restricted stock) payable to HCR Executives in connection therewith may exceed the amount that may be paid without application of such provisions, such that the HCR Executive may be entitled to the HCR Gross Up Payments.

     If the employment of each of Messrs. Ormond, Weikel, Meyers and Bixler was terminated immediately upon the Merger, the estimated value (exclusive of HCR Gross Up Payments, if any) of their severance payments would be $2,100,000, $1,350,000, $1,050,000 and $750,000, respectively.

     Manor Care. As of August 10, 1998, 14 executive officers and non-employee directors of Manor Care (as a group) beneficially owned an aggregate of 20,035,463 shares of Manor Care Common Stock (excluding shares subject to outstanding stock options). All such shares will be treated in the Merger in the same manner as shares of Manor Care Common Stock held by other stockholders of Manor Care.

     Certain officers (the "Manor Care Executives") of Manor Care, including certain of its executive officers (including Joseph R. Buckley and James H. Rempe) have entered into employment agreements with Manor Care and HCR (the "Manor Care Employment Agreements") pursuant to which they are entitled to receive their base salaries and to participate in Manor Care's annual bonus program. Pursuant to the Manor Care Employment Agreements, a Manor Care Executive is entitled to certain benefits if Manor Care terminates the Manor Care Executive's employment without Cause or if the Manor Care Executive terminates employment for Good Reason. Such benefits generally include a lump sum payment of two times the sum of the Manor Care Executive's base salary, maximum bonus opportunity and car allowance; a pro rata portion of the maximum annual bonus for the year of termination of employment; benefits to reflect continued coverage under certain Manor Care benefit programs for a period of time; outplacement assistance; and, in the case of certain Manor Care Executives (including one executive officer), subject to certain limitations, if any of these benefits are subject to the federal excise tax on "excess parachute payments", a gross-up payment designed to put the Manor Care Executive in the same after-tax position as if the excise tax and any related interest and penalties had not been imposed (a "Manor Care Gross-Up Payment"). "Cause" means
(i) a Manor Care Executive's willfully engaging in conduct which is materially and demonstrably injurious to Manor Care or (ii) a Manor Care Executive's willfully engaging in an act or acts of dishonesty resulting in material personal gain at the expense of Manor Care. "Good Reason" means (i) a significant reduction in the scope of a Manor Care Executive's authority, position, title, functions, duties or responsibilities, (ii) the relocation of a Manor Care Executive's office location to a location more than 25 miles away from the principal place of his or her employment at the Effective Time, (iii) any reduction in a Manor Care Executive's base salary, (iv) a significant change in Manor Care's annual bonus program adversely affecting a Manor Care Executive or (v) a significant reduction in the other Manor Care Executive benefits provided to a Manor Care Executive. If a Manor Care Executive remains in employment with Manor Care until December 31, 1998 (or is terminated without Cause or terminates with Good Reason before that date), such Manor Care Executive will be entitled to receive, as a stay bonus, within 30 days thereafter, in a lump sum, a special bonus in an amount equal to the sum of (i) his or her annual rate of base salary on December 31, 1998 (or at earlier termination of employment), (ii) the maximum bonus that such Manor Care Executive could receive under Manor Care's annual bonus program for Manor Care's fiscal year ending May 31, 1999 (or the fiscal year of termination of employment) and (iii) such Manor Care Executive's car allowance for the fiscal year ending May 31, 1999 (or the fiscal year of termination of employment). One of the executive officers has certain additional benefits under an employment agreement previously entered into with Manor Care, including country or lunch club dues, payment of his share of employment taxes on certain supplemental retirement benefits (grossed up for taxes thereon), security for the payment of nonqualified deferred compensation benefits upon termination of employment (plus a gross-up payment for any accelerated taxes), and accelerated vesting of restricted stock upon termination of employment (other than by Manor Care for Cause or by him without Good Reason). If Messrs. Buckley and Rempe were each terminated immediately upon the Merger, they would receive $999,930 and $1,059,588, respectively, without giving effect to any Manor Care Gross-Up Payments.

     Manor Care and HCR have entered into a Retention Agreement and a Noncompetition Agreement with Stewart Bainum, Jr. dated as of June 10, 1998. Pursuant to the Retention Agreement, Mr. Bainum, Jr. is entitled to a stay bonus of $838,724 if he remains in employment with Manor Care until December 31, 1998 or if he is terminated without Cause or terminates for Good Reason before that date. "Cause" and "Good Reason" are defined as described above, except that a change in Mr. Bainum, Jr.'s position from Chairman of the Board, President, and Chief Executive Officer to Special Consultant to HCR Manor Care effective as of the Effective Time of the Merger will not constitute Good Reason. Under the Retention Agreement, Mr. Bainum, Jr. is also entitled, upon termination of employment by Manor Care without Cause or by Mr. Bainum, Jr. for Good Reason, to a pro rata portion of the maximum annual bonus for the year of termination of employment and additional benefits under Manor Care's supplemental executive retirement plan and nonqualified retirement savings and investment plan designed to reflect continued coverage under those plans for a period of two years (or, if greater, the period from termination of employment until June 9, 2001). Pursuant to the Noncompetition Agreement, Mr. Bainum, Jr. agrees not to accept a position with a competitor in the skilled nursing, assisted living, institutional pharmacy and/or home health care industry or induce employees of Manor Care or HCR Manor Care to leave employment on behalf of a competitor for the period beginning on June 10, 1998 and continuing for a period of two years following termination of Mr. Bainum, Jr.'s employment (or, if later, until June 9, 2001). In exchange for Mr. Bainum, Jr.'s agreement to those terms, he will receive pursuant to the Noncompetition Agreement a lump sum payment within 30 days after consummation of the Merger in an amount equal to two (or, if greater, the number of years and portions thereof from termination of employment until June 9, 2001) times the sum of $840,000. HCR has entered into a Chairman's Service Agreement with Mr. Bainum, Jr., the Current Chairman, President, and Chief Executive Officer of Manor Care, pursuant to which Mr. Bainum, Jr. will serve as Chairman of the Board of HCR Manor Care for the period beginning as of the Effective Time of the Merger and continuing until the third anniversary thereof or until such earlier date as determined by the Board of Directors consistent with their fiduciary duties. Under this agreement, Mr. Bainum, Jr. will receive, commencing as of the Effective Time, fees at the same rate as other directors of HCR Manor Care; certain insurance and other benefits; and other benefits generally available to HCR Manor Care directors.

  Stock Options and Restricted Stock

     HCR. Other than pursuant to the Existing Employment Agreements, no other stock options or other stock rights will be accelerated or modified as a result of the Merger, except pursuant to the Stock Option Proposals. See "-- Employment and Other Agreements" and "HCR Voting Proposals -- Employee Option Proposal" and "-- Director Option Proposal."

     HCR's Amended Restricted Stock Plan provides for restrictions and risks of forfeiture associated with restricted stock grants to lapse upon a "change of control." The Merger will constitute a change in control under such plan. As a result, all of the currently outstanding restricted stock grants under such plan will become free of such restrictions and risks of forfeiture upon consummation of the Merger. No directors other than the HCR Executives are participants in the Amended Restricted Stock Plan. The estimated value of the restricted stock (based solely for such estimate upon the number of shares of such restricted stock with respect to which such restrictions and risks of forfeiture will lapse multiplied by the per share trading price of the HCR Common Stock on the HCR record date) as to which such restrictions and risks will lapse upon the Merger for executive officers of HCR other than the HCR Executives is $1,190,000 in the aggregate.

     The estimated value (exclusive of HCR Gross-Up Payments, if any) of outstanding stock options (based, solely for such estimate, upon the number of unvested stock options that become vested and exercisable as a result of the Merger multiplied by the difference between the per share trading price of the HCR Common Stock on August 10, 1998 and the exercise price per share for each such option) and restricted stock (based, solely for such estimate, upon the number of shares of such restricted stock with respect to which such restrictions and risks of forfeiture will lapse multiplied by the per share trading price of the HCR Common Stock on August 10, 1998) will be $6,787,500, $1,922,500, $1,357,500 and $886,250 to each of Messrs. Ormond, Weikel, Meyers and Bixler, respectively.

     Manor Care. As of August 10, 1998, the executive officers and non-employee directors of Manor Care (as a group) also held options to purchase an aggregate of 1,720,122 shares of Manor Care Common Stock pursuant to Manor Care's stock option plans, 938,173 of which were not currently exercisable. The Merger Agreement provides that, at the Effective Time, each outstanding stock option or stock appreciation right granted by Manor Care or any of its subsidiaries (the "Exchange Awards") will be exchanged for HCR Common Stock having a fair market value at the Effective Time equal to the value of such Exchange Awards as determined pursuant to a pricing formula set forth in the Merger Agreement that would yield $159,463, $7,525,622, $187,442, $242,589, $159,463, $83,135,
$191,417, $5,539,169 and $2,235,871 to Stewart Bainum, Stewart Bainum, Jr., Regina E. Herzlinger, William H. Longfield, Frederic V. Malek, Jerry E. Robertson, Kennett L. Simmons, Joseph R. Buckley and James H. Rempe, respectively, in each case (solely for purposes of this estimate) based upon the per share trading price of the Manor Care Common Stock on August 10, 1998. See "The Merger Agreement -- Conversion of Securities."

     The Merger Agreement provides that, at the Effective Time, each restricted stock award with respect to Manor Care Common Stock, including the number of shares of Manor Care Common Stock subject to each such award (a "Manor Care Award"), will be assumed by HCR, except that each Manor Care Award will apply to that number of whole shares of HCR Common Stock equal to the number of shares of Manor Care Common Stock that were subject to such award immediately prior to the Effective Time rounded to the next highest whole number. Pursuant to Manor Care's 1996 Non-Employee Director Stock Compensation Plan, restricted stock held by a non-employee director of Manor Care under said plan will vest if the director fails to be re-elected as a director by the stockholders. Based upon the expected composition of the HCR Manor Care Board of Directors after the Effective Time, it is expected approximately 1,678 shares of Manor Care Common Stock, together with noncash dividends declared upon such shares, held by non-employee directors will vest.

     Severance Arrangements. Manor Care adopted the Manor Care Severance Plan for Selected Employees on June 1, 1998 covering certain designated employees not covered by Manor Care Employment Agreements. Under this Plan, a covered employee is entitled to certain benefits if Manor Care terminates the employee's employment without Cause or if the employee terminates employment for Good Reason. ("Cause" and "Good Reason" are defined in the same manner as in the Manor Care Employment Agreements described above.) Such benefits include a lump sum payment of one-half, one or two times the sum of the employee's base salary, maximum bonus opportunity and car allowance; a pro rata portion of the maximum annual bonus for the year of termination of employment; benefits to reflect continued coverage under certain Manor Care benefit programs for a period of time; outplacement assistance; and, in the case of one covered employee and subject to certain limitations, if any of these benefits are subject to the federal excise tax on "excess parachute payments," a gross-up payment designed to put the employee in the same after-tax position as if the excise tax and related interest and penalties had not been imposed.

     Registration Rights. At the Effective Time, HCR will enter into a registration rights agreement with certain stockholders of Manor Care, including certain directors and parties affiliated with directors of Manor Care, providing them with certain registration rights with respect to HCR Manor Care Common Stock then owned by them. See "Other Agreements -- Registration Rights Agreement."

     Indemnification of Directors and Officers of HCR and Manor Care. The Merger Agreement provides that (a) from and after the Effective Time, HCR will, and will cause Manor Care to, indemnify and hold harmless each present and former director, officer and employee of Manor Care against certain costs or expenses, and (b) for a period of six years after the Effective Time, HCR will cause to be maintained in effect certain policies of directors' and officers' liability insurance. See "The Merger Agreement -- Additional Covenants -- Director and Officer Indemnification."

ACCOUNTING TREATMENT OF THE MERGER

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of HCR and Manor Care will be carried forward to HCR Manor Care at their recorded amounts, the operating results of HCR will include the operating results of HCR and Manor Care for the entire fiscal year in which the Merger occurs and the reported operating results of the separate companies for prior periods will be combined and restated as the operating results of HCR Manor Care. It is a condition to the consummation of the Merger that HCR and Manor Care each receive a letter from their respective independent auditors, Ernst & Young LLP and Arthur Andersen LLP, regarding their concurrence with the conclusions of the management of HCR or Manor Care, as applicable, that the transactions contemplated by the Merger Agreement, if consummated, will qualify for pooling of interests accounting treatment. See "The Merger
Agreement -- Conditions to Obligations to Effect the Merger."

     Pooling of interests accounting treatment requires the sharing of rights and risks among the affiliates of each of the parties to a business combination such that sales of stock by affiliates cannot occur in the period commencing 30 days prior to the consummation of the Merger and ending on the date on which HCR Manor Care publicly announces financial results covering at least 30 days of combined operations. To ensure that such pooling requirements are satisfied, each of HCR and Manor Care agreed in the Merger Agreement to use all reasonable efforts to obtain written agreements from their respective affiliates containing, among other things, the restrictions described above. See "The Merger Agreement -- Additional Covenants."

CERTAIN REGULATORY MATTERS

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules and regulations thereunder require that parties of a certain size to a proposed merger or business combination exceeding a certain size file with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") Notification and Report Forms ("Forms") with respect to such merger or business combination. The parties thereafter are required to observe a waiting period before consummating the reported transaction. In compliance with the HSR Act, HCR and Manor Care filed Forms on July 16, 1998 with the Antitrust Division and the FTC with respect to the Merger. The applicable waiting period with respect to the HCR and Manor Care Forms expired on August 15, 1998. The HSR Act and the rules and regulations thereunder also require that persons who acquire shares with an aggregate value exceeding a certain amount, and the entity whose shares are acquired, file Forms with the Antitrust Division and the FTC with respect to such acquisition of shares. The acquiring persons and the entity whose shares were acquired are required to observe a waiting period before consummating the reported transaction. In compliance with the HSR Act, HCR, Stewart Bainum and Stewart Bainum, Jr. also filed Forms on July 23, 1998 with the Antitrust Division and the FTC with respect to the acquisition of HCR Common Stock by Stewart Bainum and Stewart Bainum, Jr. pursuant to the consummation of the Merger. The applicable waiting period with respect to the HCR, Stewart Bainum and Stewart Bainum, Jr. Forms is anticipated to expire on August 22, 1998. At any time before or after the Effective Time, the Antitrust Division, the FTC, state antitrust authorities or a private person or entity could seek to enjoin the Merger under the antitrust laws.

OTHER REGULATORY APPROVALS

     The Merger Agreement is subject to the satisfaction or waiver of certain standard terms and conditions, including obtainment of permits, consents, and approvals of securities or "blue sky" commissions or agencies of any jurisdiction and of other governmental bodies or agencies that may reasonably be deemed necessary for the consummation of the Merger. Among other things, it will be necessary for Manor Care to file notice of the Merger with certain governmental bodies to seek exemption from certificate of need ("CON") or similar review from certain other governmental bodies, and obtain new licenses and/or approvals and new Medicaid provider agreements from a limited number of governmental bodies. In addition, certain states have requested a description of the Merger in order to determine whether relicensure or additional filings or approvals are necessary. While there can be no assurance that any such consents or approvals, where needed, will be obtained on a timely basis or will be obtained without certain conditions, HCR and Manor Care believe that each of the necessary consents or approvals ultimately will be obtained.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a general summary of certain federal income tax consequences of the Merger. In connection with the mailing of this Joint Proxy Statement/Prospectus, each of Latham & Watkins, counsel for HCR, and Cahill Gordon & Reindel, counsel for Manor Care, has delivered an opinion to HCR and Manor Care, respectively, which it expects to reaffirm at the Effective Time, to the effect that, for federal income tax purposes, (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by HCR, Merger Sub, Manor Care or Manor Care stockholders as a result of the Merger (other than with respect to any cash received in lieu of fractional shares of HCR Manor Care Common Stock). In rendering such opinions, Latham & Watkins and Cahill Gordon & Reindel may receive and rely upon representations contained in certificates of HCR and Manor Care.

     The discussion below and the opinions of Latham & Watkins and Cahill Gordon & Reindel are based upon current provisions of the Code, currently applicable Treasury regulations, and judicial and administrative decisions and rulings. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences discussed herein.

     The discussion below and the opinions of Latham & Watkins and Cahill Gordon & Reindel do not purport to deal with all aspects of federal income taxation that may affect particular stockholders in light of their individual circumstances, and is not intended for stockholders subject to special treatment under the federal income tax law (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who hold their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not hold their stock as capital assets and stockholders who have acquired their stock upon the exercise of employee options or otherwise as compensation). In addition, the discussion below and the opinions do not consider the effect of any applicable state, local or foreign tax laws.

     Tax Consequences of the Merger. Assuming that the Merger is treated as a "reorganization" within the meaning of Section 368(a) of the Code, no gain or loss will be recognized for federal income tax purposes by HCR, Merger Sub or Manor Care as a result of the Merger. In addition, a Manor Care stockholder will not recognize gain or loss upon receipt of shares of HCR Manor Care Common Stock pursuant to the Merger (other than with respect to any cash received in lieu of fractional shares of HCR Manor Care Common Stock). A Manor Care stockholder who receives cash in lieu of fractional shares of HCR Manor Care Common Stock will be treated as having received such fractional shares in the Merger and then as having exchanged the fractional shares for such cash. Accordingly, such shareholder will recognize gain or loss equal to the difference, if any, between the amount of cash so received and the tax basis of the Manor Care Common Stock allocable to such fractional share. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stockholder has held the Manor Care Common Stock as a capital asset for more than one year at the Effective Time. A Manor Care stockholder will have a tax basis in the shares of HCR Manor Care Common Stock received in the Merger equal to the tax basis of the stockholder's Manor Care Common Stock (less the tax basis allocable to any fractional share). The holding period for shares of HCR Manor Care Common Stock received in the Merger will include the holding period of the stockholder's Manor Care Common Stock.

     Reporting Requirements and Backup Withholding. Each stockholder of Manor Care receiving HCR Manor Care Common Stock as a result of the Merger will be required to retain certain records and file with its federal income tax return a statement setting forth certain facts relating to the Merger.

     Backup withholding at the rate of 31% may apply with respect to certain payments unless the recipient (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Manor Care stockholder who does not provide HCR with its correct taxpayer identification number may be subject to penalties imposed by the Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder's federal income tax liability provided that certain required information is furnished to the Service.

     HCR will report to its stockholders and to the Service the amount of "reportable payments" and any amount withheld with respect to HCR Manor Care Common Stock during each calendar year.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. EACH STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO IT OF THE MERGER, INCLUDING THE APPLICATION OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

LISTING OF HCR COMMON STOCK; DELISTING AND DEREGISTRATION OF MANOR CARE COMMON STOCK

     The HCR Common Stock is currently listed on the New York Stock Exchange (the "NYSE") under the symbol "HCR." The Manor Care Common Stock is currently listed on the NYSE under the symbol "MNR." Upon consummation of the Merger, the Manor Care Common Stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended. Application will be made for the listing on the NYSE of the shares of HCR Manor Care Common Stock to be issued in the Merger. This listing on the NYSE is a condition to the consummation of the Merger. See "The Merger Agreement -- Conditions to Obligations to Effect the Merger." Following the Merger, Manor Care stockholders will need to exchange their outstanding stock certificates for certificates representing shares of HCR Manor Care Common Stock. See "The Merger Agreement -- Exchange Procedures."

     MANOR CARE STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. MANOR CARE COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR SHARES OF HCR MANOR CARE COMMON STOCK FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS TO BE SENT TO HOLDERS OF MANOR CARE COMMON STOCK AFTER THE MERGER.

NO APPRAISAL RIGHTS

     Holders of Manor Care Common Stock are not entitled to dissenters' or appraisal rights in connection with the Merger because (i) the Manor Care Common Stock was listed on the NYSE on the record date for the Manor Care Special Meeting, (ii) the HCR Common Stock was listed on the NYSE on the record date for the HCR Special Meeting and (iii) the shares of HCR Common Stock that such holders will be entitled to receive in the Merger will be listed on the NYSE as of the Effective Time.

     Holders of HCR Common Stock are not entitled to dissenters' or appraisal rights because HCR is not a constituent corporation in the Merger and none of the HCR Voting Proposals otherwise give rise to dissenters' or appraisal rights under Delaware law.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     HCR and Manor Care have made forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 both in this document and the documents incorporated by reference herein that are subject to risks and uncertainties. These statements are based on management's beliefs and assumptions, based on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of HCR and Manor Care set forth (i) under "Summary," "Risk Factors," "-- Background of the Merger," "-- Recommendations of the Boards of Directors of HCR and Manor Care; Reasons for the Merger," "-- Opinion of Financial Advisor to HCR," "-- Opinion of Financial Advisor to Manor Care," and "Unaudited Pro Forma Condensed Combined Financial Information," (ii) under "Business" and "Management's Discussion and Analysis" in each company's Annual Report on Form 10-K and HCR's Quarterly Reports on Form 10-Q incorporated by reference into this document, (iii) under "The Combined Company -- Business and Strategy" and (iv) in this document and the documents incorporated herein by reference preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of HCR or Manor Care or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which HCR or Manor Care operates; industry capacity; demographic changes; existing government regulations and changes in, or the failure to comply with, governmental regulations; legislative proposals for health care reform; the ability to enter into managed care provider arrangements on acceptable terms; changes in Medicare and Medicaid reimbursement levels; liability and other claims asserted against HCR or Manor Care; competition; changes in business strategy or development plans, the ability to attract and retain qualified personnel and other factors referenced in this Joint Proxy Statement/Prospectus and in the documents incorporated herein by reference. Certain of these factors are discussed in more detail elsewhere in this Joint Proxy Statement/Prospectus, including without limitation under the captions "Summary" and "Unaudited Pro Forma Condensed Combined Financial Information." The estimates of cost savings and administrative efficiencies referenced herein have been developed by the management of HCR and are based on HCR's and Manor Care's best judgments together with HCR's and Manor Care's knowledge and experience in the long-term health care industry and awareness of industry trends. Estimates of these anticipated cost savings are necessarily based upon numerous assumptions and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of either HCR or Manor Care, and upon assumptions with respect to future business decisions that are subject to change. GIVEN THESE UNCERTAINTIES, THE STOCKHOLDERS OF HCR AND MANOR CARE ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. All subsequent written and oral forward-looking statements attributable to HCR and Manor Care or persons acting on their respective behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. HCR and Manor Care disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                              THE COMBINED COMPANY

     As a result of the Merger, Manor Care will become a wholly owned subsidiary of HCR, which will be renamed HCR Manor Care, Inc. immediately after the Effective Time and, unless its Board of Directors elects otherwise, Manor Care, Inc. on the one-year anniversary of the Effective Time. The executive management of HCR Manor Care will be composed of members of the existing executive management of HCR, with Paul A. Ormond serving as President and Chief Executive Officer, M. Keith Weikel serving as Senior Executive Vice President and Chief Operating Officer and Geoffrey G. Meyers as Executive Vice President, Chief Financial Officer and Treasurer. The Board of Directors of HCR Manor Care will initially consist of ten persons with HCR and Manor Care each initially selecting five members. Stewart Bainum, Jr. will become Chairman of the Board of Directors.

BUSINESS AND STRATEGY

     Management of HCR and Manor Care believe that the Merger will create the premier long-term care company in the United States in terms of facilities, capabilities, quality of care and financial strength. HCR Manor Care will have 295 skilled nursing centers, 47 assisted living facilities, 116 medical specialty units, 76 outpatient therapy clinics, 34 home health offices, and a 50% interest in an institutional pharmacy with four locations. HCR Manor Care will have operations in 32 states. On a pro forma basis for the year ended December 31, 1997, the Combined Company would have had revenues of approximately $2.2 billion and income from continuing operations of approximately $155.3 million. HCR Manor Care would have the largest market capitalization and be the most profitable company in the industry. The financial strength of the Combined Company will be reflected in an equity market capitalization of approximately $4 billion and less than $850 million of debt.

     The principal business strategy of HCR Manor Care will be to provide high quality, cost-effective services in its long-term care centers and medical specialty units while pursuing growth opportunities through internal facility development and future acquisitions. This strategy will include the following elements:

     - Increase Operating Margins in Skilled Nursing Centers. HCR Manor Care will seek to steadily increase its operating margins in its core long-term care business. Management expects margin increases to result from aggressively managing costs in its skilled nursing centers while maintaining high occupancy rates, increasing quality mix (the percentage of revenue derived from private pay, Medicare and insured patients) and integrating high value products and services into its nursing centers. Management expects HCR Manor Care to achieve significant cost reductions through the elimination of duplicative functions, consolidation of certain staff activities and tighter control of expenditures. On a pro forma basis, HCR Manor Care's occupancy rate is 89% and its quality mix is approximately 73%. The Combined Company will seek to maintain or improve its occupancy rate and quality mix by continually improving the quality of care in its facilities and offering innovative products and services.

     - Expand Medical Specialty Programs. The Combined Company will continue the focus of HCR and Manor Care on providing medical specialty programs. These programs include subacute medical care, such as cardiac and ventilator care, intensive rehabilitation and Alzheimer's patient care. A key component of this effort will be the continued rapid development of the Arden Courts assisted living facilities which provide highly specialized care for individuals with Alzheimer's disease. After the consummation of the Merger, the Combined Company will have 116 subacute and rehabilitation units and 47 assisted living facilities. The financial strength of the Combined Company will facilitate the continued growth and development of the medical specialty programs, including the Arden Courts.

     - Make Strategic Acquisitions. Management believes that the financial strength of the Combined Company will allow HCR Manor Care to make strategic acquisitions of complementary health care facilities and businesses at a cost of capital which will be among the lowest in the industry. The acquisition strategy will focus on prudent opportunities to broaden its base of skilled nursing centers and assisted living facilities as well as opportunities to increase its integrated network of ancillary products and services in such areas as home health care, inpatient and outpatient rehabilitation, pharmaceutical supplies, vision care and program management services.

     - Construct New Facilities in Profitable Markets. The combined entity will have an experienced development and construction organization with a strong history of building skilled nursing centers and assisted living facilities. Immediately following the consummation of the Merger, HCR Manor Care will have 3 nursing centers and 32 Arden Courts facilities under construction, with another 78 facilities in the development phase. The financial strength of the Combined Company will enable it to continue developing and constructing new facilities in markets that have attractive demographic and competitive characteristics.

GOVERNANCE

     As provided in the Merger Agreement, at the Effective Time, the HCR Manor Care Board of Directors will consist of ten directors, five of whom will be designated by HCR (the "Initial HCR Directors") and five of whom will be designated by Manor Care (the "Initial Manor Care Directors"). One, one and three of the Initial HCR Directors will be Class I, II and III directors of HCR Manor Care, respectively, and two, two and one of the Initial Manor Care Directors will be Class I, II and III directors of HCR Manor Care, respectively. The persons to serve on the Board of Directors of HCR Manor Care at the Effective Time who are Manor Care Directors (and the classes to which they will be appointed) will be Stewart Bainum, Jr. (Class I); William H. Longfield (Class
I); Stewart Bainum (Class II); Gail R. Wilensky (Class II); and Kennett L. Simmons (Class III). The persons to serve on the Board of Directors of HCR Manor Care at the Effective Time who are HCR Directors (and the classes in which they will remain) will be Paul A. Ormond (Class I); Joseph H. Lemieux (Class II); Thomas L. Young (Class III); Robert G. Siefers (Class III); and M. Keith Weikel (Class III). The Merger Agreement also provides that from and after the Effective Time until and including the second annual stockholder meeting of HCR Manor Care held after the Effective Time (the "Second Meeting") (such period being the "Governance Term"), (a) the size of the Board of Directors of HCR Manor Care shall not be changed unless such change is approved by not less than 75% of the directors of HCR Manor Care and (b) (i) if any vacancy occurs as a result of the death, resignation or removal of a HCR Director (as defined below) or a Manor Care Director (as defined below), or (ii) if any seat held by a HCR Director or a Manor Care Director is subject to nomination for election of a director, then, in case of either (i) or (ii), subject to the fiduciary duties of the directors of HCR Manor Care, the Board of Directors of HCR Manor Care shall promptly take all necessary actions and appoint or nominate, as the case may be, such person or persons requested by the remaining HCR Directors (in the case of a vacancy or nomination concerning a HCR Director) or by the remaining Manor Care Directors (in the case of a vacancy or nomination concerning a Manor Care Director). The term "HCR Director" means (i) any Initial HCR Director and
(ii) any person who becomes a director of HCR Manor Care pursuant to the preceding sentence and who is designated by the then HCR Directors. The term "Manor Care Director" means (i) any Initial Manor Care Director and (ii) any person who becomes a director of HCR Manor Care pursuant to the second preceding sentence and who is designated by the then Manor Care Directors.

     The By-laws amendments which are the subject of the Transaction Proposal would provide that the foregoing terms may only be amended (a) during the period prior to the second annual stockholders' meeting of HCR Manor Care following the Effective Time of the Merger (the "Post-Merger Period"), (i) by the Board of Directors of HCR Manor Care with the approval of not less than 75% of the directors of HCR Manor Care or (ii) by the stockholders of HCR Manor Care with the approval of holders of not less than 80% of the outstanding shares of HCR Common Stock and (b) after the Post-Merger Period, by either (i) a majority of the members of the then appointed Board of Directors of HCR Manor Care or (ii) the holders of majority in voting power of the stock of HCR Manor Care issued and outstanding and entitled to vote thereon. See "HCR Voting
Proposals -- Transaction Proposal."

     The Board of Directors of HCR Manor Care will have an Audit Committee and a Compensation Committee, each comprised of four members and each comprised one-half of HCR Directors and one-half of Manor Care Directors. Any additional committees formed during the Governance Term will be similarly constituted.

     For information regarding the business experience of Messrs. Lemieux, Ormond, Siefers, Weikel and Young, see "Where You Can Find More Information."

     For information regarding the business experience of Messrs. Bainum, Bainum Jr., Longfield and Simmons, and Ms. Wilensky, see Annex I.

                              THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus. Such summary is qualified in its entirety by reference to the Merger Agreement. Stockholders of HCR and Manor Care are urged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

THE MERGER

     The Merger Agreement provides that, if the requisite approvals of (i) HCR's stockholders with respect to the Transaction Proposal and (ii) Manor Care's stockholders with respect to the Merger Proposal are obtained, and all other conditions to the Merger are satisfied or waived, Merger Sub will merge with and into Manor Care, with Manor Care being the surviving corporation (the "Surviving Corporation") and a wholly owned Subsidiary of HCR.

     The Closing will take place no more than five business days (the "Closing Date") following the date on which the last of the conditions to the consummation of the Merger is satisfied or waived, or at such other time and date to which HCR and Manor Care mutually agree. As early as practicable on the Closing Date, a certificate of merger shall be duly prepared, executed and acknowledged by the surviving corporation and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the Delaware General Corporation Law ("DGCL"). The Merger will become effective upon the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as is specified therein. See "The Merger Agreement -- Conditions to Obligations to Effect the Merger." Subject to the satisfaction (or waiver) of the conditions to the obligations of HCR and Manor Care to consummate the Merger, it is presently expected that the Merger will be consummated by the end of October 1998.

CONVERSION OF SECURITIES

     The Merger Agreement provides that Merger Sub will merge with and into Manor Care, with Manor Care surviving the Merger and continuing its corporate existence as a wholly owned Subsidiary of HCR.

     At the Effective Time: (i) each issued and outstanding share of Manor Care Common Stock (other than shares that are canceled as described below) will be converted into the right to receive one (1.0) share of fully paid and nonassessable HCR Common Stock; (ii) each issued and outstanding share of common stock of Merger Sub will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation in the Merger; (iii) each share of Manor Care Common Stock that is owned by Manor Care as treasury stock or is owned by HCR, Merger Sub or any other wholly owned Subsidiary of HCR will be canceled and retired and will cease to exist and no stock of HCR or other consideration shall be delivered in exchange therefor; and (iv) any outstanding stock options or stock appreciation rights granted by Manor Care or any of its Subsidiaries, whether or not vested, shall be exchanged (subject to withholding or for other settlement of obligations concerning income taxes), for HCR Common Stock having a fair market value equal to the value (determined pursuant to a Black-Scholes formula) of such stock options or stock appreciation rights at the Effective Time.

     Consequently, as a result of the Merger, Manor Care will become a wholly owned Subsidiary of HCR and the holders of Manor Care Common Stock will become holders of HCR Common Stock. Based upon the number of shares of common stock of HCR and Manor Care outstanding on the record date for the Manor Care Special Meeting and the record date for the HCR Special Meeting, respectively, and the Exchange Ratio described above, Manor Care's current stockholders will own approximately 58% and HCR's current stockholders will own approximately 42% of the HCR Manor Care Common Stock that will be outstanding upon completion of the Merger.

EXCHANGE PROCEDURES

     As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Manor

Care Common Stock (a "Manor Care Certificate"), a letter of transmittal and instructions for use in effecting the surrender of such Manor Care Certificate in exchange for shares of HCR Manor Care Common Stock. Upon surrender of a Manor Care Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Manor Care Certificate will be entitled to receive in exchange therefor that number of whole shares of HCR Manor Care Common Stock (and any cash payable in lieu of fractional shares) equal to the whole number of shares of Manor Care Common Stock represented by such surrendered Manor Care Certificate, and the surrendered certificate will promptly be canceled. The shares of HCR Common Stock to be issued in exchange for Manor Care Certificates will be held in book-entry form on the records of HCR's Registrar and Transfer Agent, Harris Trust and Savings Bank.

     No Further Ownership Rights in Manor Care Common Stock. All shares of HCR Common Stock (and cash in lieu of fractional shares thereof) issued upon the surrender for exchange of Manor Care Certificates will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Manor Care Common Stock represented by such Manor Care Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that have been declared or made by Manor Care prior to the date of the Merger Agreement and that remain unpaid at the Effective Time. From and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Manor Care Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Manor Care Certificates are presented to the Surviving Corporation for any reason, they will be canceled and exchanged in the manner described above.

     No Fractional Shares. No fractional shares of HCR Common Stock will be issued in the Merger. In lieu of any such fractional shares, each holder of shares of Manor Care Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HCR Common Stock (after taking into account all Manor Care Certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HCR Common Stock multiplied by the average of the last reported sales prices of HCR Common Stock, as reported on the New York Stock Exchange, on each of the ten days immediately preceding the date of the Effective Time.

     Dividends and Distributions. No dividends or other distributions declared or made after the Effective Time with respect to HCR Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Manor Care Certificate with respect to shares of HCR Common Stock issuable upon surrender thereof and no cash payment in lieu of fractional shares will be paid to any such holder until the holder of record of such Manor Care Certificate shall surrender such Manor Care Certificate as described above. Subject to the effect of applicable laws, following surrender of any such Manor Care Certificate, there shall be paid to the record holder thereof, without interest,
(i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HCR Common Stock to which such holder is entitled under "-- Fractional Shares" above and the amount of dividends or other distributions with respect to such whole shares of HCR Common Stock with a record date after the Effective Time and a payment date prior to their date of issuance to such holder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of HCR Common Stock. Notwithstanding anything in the Merger Agreement to the contrary, HCR agrees that from and after the Effective Time it will treat the shares of HCR Common Stock issuable in connection with the Merger as outstanding for purposes of notice, quorum and voting.

     Failure to Exchange. Any shares of HCR Common Stock, and any portion of monies from which cash payments in lieu of fractional shares of HCR Common Stock and any dividends or distributions on shares of HCR Common Stock will be made, which remain undistributed to the former stockholders of Manor Care for 180 days after the Effective Time will be delivered to HCR upon demand, and any former stockholders of Manor Care who have not previously exchanged Manor Care Certificates will thereafter look only to HCR for payment of their claim for HCR Common Stock, any cash in lieu of fractional shares of HCR Common Stock and any dividends or distributions with respect to HCR Common Stock.

     No Liability. Neither HCR nor Manor Care will be liable to any former holder of shares of Manor Care Common Stock or HCR Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Each of HCR and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any former holder of shares of Manor Care Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or HCR, as the case may be, such withheld amounts shall be treated as having been paid to the former holder of the shares of Manor Care Common Stock, in respect of which such deduction and withholding was made by the Surviving Corporation or HCR, as the case may be.

     Lost Certificates. If any Manor Care Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Manor Care Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Manor Care Certificate, the exchange agent (and following the termination of the Exchange Fund, HCR) will issue in exchange for such lost, stolen or destroyed Manor Care Certificate the shares of HCR Common Stock and any cash in lieu of fractional shares and unpaid dividends and distributions on shares of HCR Common Stock otherwise deliverable in respect thereof.

     HOLDERS OF MANOR CARE COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM FROM HARRIS TRUST AND SAVINGS BANK, THE EXCHANGE AGENT THEREFOR.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties, subject to identified exceptions, relating to, among other things,
(a) the due organization, valid existence and good standing of each of Manor Care, HCR and their respective Subsidiaries and certain similar corporate matters; (b) the capital structure of each of HCR and Manor Care; (c) the authorization, execution, delivery and enforceability of the Merger Agreement and the agreements ancillary thereto (the "Ancillary Agreements"), the consummation of the transactions contemplated by the Merger Agreement and the Ancillary Agreements and related matters; (d) conflicts under charters or by-laws, required consents or approvals and violations of any instruments or law; (e) documents and financial statements filed by each of HCR and Manor Care with the SEC and the accuracy of information contained therein; (f) the accuracy of information supplied by each of HCR and Manor Care in connection with the Registration Statement and this Joint Proxy Statement/Prospectus; (g) the absence of certain material adverse events, changes or events; (h) taxes and tax returns; (i) properties; (j) material agreements, contracts and commitments; (k) intellectual property; (l) litigation; (m) compliance with laws and authorizations; (n) the retention of brokers or finders; (o) retirement and benefit plans; (p) environmental matters and hazardous materials; (q) insurance;
(r) labor matters; (s) the treatment of the transaction as a pooling of interests; (t) the opinions of the financial advisors; (u) required stockholder votes; (v) the absence of existing discussions with other parties; (w) the inapplicability to the Merger of certain provisions of the DGCL; (x) the HCR and Manor Care Rights Agreements; (y) the tax treatment of the transaction; (z) the recommendation of the transaction by the board of directors of each of HCR and Manor Care; (aa) Manor Care's cessation of efforts to effect its pending restructuring (the "Restructuring Transactions"); and (bb) Merger Sub's lack of prior business activity.

CONDUCT OF BUSINESS BEFORE EFFECTIVE TIME

     Conduct of Manor Care. Pursuant to the Merger Agreement, Manor Care has agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, subject to the proviso that these certain covenants shall not be violated by any action required or expressly contemplated by the Vitalink Agreement and except as contemplated by the Merger Agreement or as otherwise consented to in writing by HCR, each of Manor Care and its Subsidiaries will:
(a) conduct its business, cause the businesses of its subsidiaries (other than Vitalink and IHH) and use its reasonable best efforts to cause the business of Vitalink

(until the consummation of the transactions contemplated by the Vitalink Agreement) and IHH to be conducted in the ordinary course; (b) use all reasonable best efforts to preserve substantially intact their business organizations, to keep available all services of its present officers, employees and consultants and to preserve their present relationships with customers, suppliers and other persons with which it has significant business relations;
(c) not accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any employee stock plan, except as required pursuant to such plan or any related agreement; (d) not transfer or license to any person or entity or otherwise extend, amend, or modify any rights to its proprietary rights, other than in the ordinary course of business consistent with past practices; (e) not declare or pay any dividends on or make other distributions in respect of any of its capital stock (except that Manor Care may pay regular quarterly cash dividends on dates substantially consistent with the dividend payments in 1997 at a rate not to exceed $.022 per share, and wholly owned subsidiaries of Manor Care may declare and pay a dividend to its parent), not effect certain other changes in its capitalization, and not purchase or otherwise acquire, directly or indirectly, any shares of its capital stock other than in connection with the administration of its employee benefit plans in the ordinary course of business consistent with past practice;
(f) not issue or sell, or authorize or propose the issuance or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants or options to acquire or other agreements obligating it to issue any such shares or other convertible securities (subject to certain exceptions, including the grant of options consistent with past practices to employees and pursuant to currently existing stock option plans, and the issuances of shares upon the exercise of options or upon the exercise of any rights under the Manor Care Rights Agreement outstanding as of the date of the Merger Agreement) or designate any class or series of capital stock from its authorized but undesignated preferred stock;
(g) not make any material acquisitions; (h) not sell, lease, license or otherwise dispose of material properties or assets outside the ordinary course of business; (i) not increase the compensation payable to its officers or employees (except for increases in compensation in the ordinary course of business), enter into any employment or severance agreements with any person, grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee (except pursuant to certain identified agreements or policies), enter into any collective bargaining agreement, establish, adopt, enter into or amend any plan for the benefit of its directors, officers, or employees or establish any new executive employee position; (j) not revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations its auditors require in accordance with generally accepted accounting principles ("GAAP") or in the ordinary course of business, or change or modify in any material respect any existing accounting method other than as required by GAAP; (k) other than intercompany indebtedness, guaranties, or assumptions, not incur any indebtedness for borrowed money (except borrowings for working capital purposes or to fund capital expenditures pursuant to existing credit agreements or borrowings to make capital expenditures in the ordinary course of business) or guarantee or assume any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its subsidiaries or guarantees any debt securities of others, or voluntarily prepay any outstanding indebtedness; (l) not amend its Certificate of Incorporation or By-laws; (m) not make any capital expenditure or commitment for which it is not contractually bound as of the date of the Merger Agreement except expenditures and commitments incurred in the ordinary course of business; (n) not enter into any new material contract (other than in the ordinary course of business), or modify in any respect materially adverse to it or any of its subsidiaries any existing material contract which is not terminable by Manor Care upon 30 days' or less notice without penalty or payment; (o) not maintain Manor Care's books and records in a manner other than in the ordinary course of business consistent with past practice; and (p) not take, or agree in writing or otherwise to take, any of the actions described in subsections (c) through (n) above, or any action that is reasonably likely to make any of its representations or warranties contained in the Merger Agreement untrue or incorrect.

     Conduct of HCR. Pursuant to the Merger Agreement, HCR has agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as expressly contemplated by the Merger Agreement or as otherwise consented to in writing by Manor Care, each of HCR and its Subsidiaries will:
(a) conduct its business in the ordinary course; (b) use all reasonable best efforts to preserve substantially intact its business organizations, to keep available all services of its present officers, employees and consultants and to preserve their present relationships with customers, suppliers and other persons with which it or any of its Subsidiaries has significant business relations; (c) not declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary of HCR may declare and pay a dividend to its parent; (d) not take or agree in writing or otherwise to take any action described in this paragraph or any action that is reasonably likely to make any of the representations or warranties of HCR contained in the Merger Agreement untrue or incorrect; (e) not amend or otherwise change the Certificate of Incorporation or By-laws of HCR;
(f) not issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants, or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities (other than pursuant to issuance in connection with (i) an acquisition or exchange offer permitted under clause (k) below, (ii) the grant of options to employees in a manner consistent with past practices and pursuant to existing stock option plans, and (iii) the exercise of options or upon the exercise of any rights under the HCR Rights Agreement outstanding as of the date of the Merger Agreement) or designate any class or series of capital stock from its authorized but undesignated preferred stock; (g) not (i) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations that its auditors require in accordance with GAAP or in the ordinary course of business or (ii) change or modify in any material respect any existing accounting method, principle, or practice other than as required by GAAP; (h) not maintain HCR's books and records in a manner other than in the ordinary course of business consistent with past practice; (i) not accelerate, amend, or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any of those plans except as required by the terms of those plans or any related agreements or other agreements in effect as of the date of the Merger Agreement;
(j) not transfer or license to any person or entity or otherwise extend, amend, or modify any rights to its proprietary rights, other than in the ordinary course of business consistent with past practices; (k) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division or otherwise acquire or agree to acquire any assets (an "Acquisition") that are material, individually or in the aggregate, to the business of such party and its Subsidiaries, taken as a whole; provided however, that HCR may undertake any Acquisition in which the consideration payable by HCR does not exceed $50 million so long as the consideration payable by HCR in all such Acquisitions does not exceed $100 million after the date of the Merger Agreement; (l) not (i) increase the compensation or benefits payable or to become payable to its officers or employees, except for increases in compensation in the ordinary course of business, (ii) enter into any employment or severance agreements with any person, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any employee (except pursuant to certain identified agreements and policies),
(iv) enter into any collective bargaining agreement, (v) establish, adopt, enter into, modify, or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, or other plan, trust, fund, policy, or arrangement for the benefit of any directors, officers, or employees except as may be required by law, or (vi) establish any new executive employee position; provided, however, that not withstanding the foregoing, HCR may take any action with respect to the matters which are the subject of this clause (l) so long as the aggregate cost thereof to HCR after the date of the Merger Agreement does not exceed $40 million; (m) other than intercompany indebtedness, guaranties, or assumptions, not incur any indebtedness for borrowed money (except borrowings for working capital purposes or to fund capital expenditures pursuant to existing credit agreements or borrowings to make capital expenditures permitted by clause (n)), or guarantee or assume any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its Subsidiaries or guarantee any debt securities of others, or voluntarily prepay any outstanding indebtedness; and (n) not make any capital expenditure or commitment for which it was not contractually bound as of the date of the Merger Agreement except expenditures and commitments incurred in the ordinary course of business.

ADDITIONAL COVENANTS

     No Solicitation. The Merger Agreement provides that neither Manor Care nor HCR may, directly or indirectly, through any officer, director, employee, representative, or agent thereof or of any of its Subsidiaries, other than, with respect to Manor Care, as required or expressly contemplated by the Vitalink Agreement, (i) seek, initiate, or solicit any inquiries, proposals, or offers from any person or group to acquire (or which would result in the beneficial ownership of) a majority of the shares of the capital stock (including by way of a tender offer) of it or of its significant subsidiaries, to merge or consolidate with it or any significant subsidiary or to otherwise acquire any significant portion of the assets of it and/or its significant subsidiaries, taken as a whole, or similar transaction involving Manor Care or any of its significant subsidiaries or HCR or any of its significant subsidiaries, as the case may be, or, in the case of Manor Care or its affiliates, seek to effect (1) the acquisition of any shares of Manor Care Common Stock held by Key Stockholders (as defined in the Merger Agreement) or (2) the Restructuring Transactions (any of the foregoing restricted inquiries, proposals, or offers being referred to as an "Acquisition Proposal"), except in each case as required or expressly contemplated by the Vitalink Agreement, (ii) engage in negotiations or discussions concerning an Acquisition Proposal with any person or group or disclose or provide any non-public information relating to the business of such party or any significant subsidiary, or afford access to the properties, books, or records of the party or any significant subsidiary, to any person or group that such party has reason to believe may be considering an Acquisition Proposal, or (iii) agree to, approve, or recommend any Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent Manor Care or HCR, or their respective Board of Directors, from (A) furnishing non-public information or access to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders, if and only to the extent that (1) a third party has made a written proposal to the Board of Directors of Manor Care or HCR, as applicable, to consummate an Acquisition Proposal, which proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of Manor Care or HCR, as applicable, (2) the Board of Directors of such party believes in good faith, after consultation with its financial advisor, that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the stockholders of such party than the transaction contemplated by the Merger Agreement (a "Superior Proposal"), (3) the Board of Directors of such party determines in good faith, following consultation with outside legal counsel, that such action is required for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (4) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Board of Directors receives from such person or entity an executed confidentiality agreement on terms no less favorable to Manor Care or HCR, as the case may be, than those contained in the respective confidentiality agreements between HCR and Manor Care dated May 12, 1998, or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Each of Manor Care and HCR shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any party conducted heretofore with respect to any Acquisition Proposal. Each of Manor Care and HCR agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal, unless the Board of Directors of Manor Care or HCR, as applicable, determines in good faith, following consultation with outside legal counsel, that such action is required for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

     The Merger Agreement requires each of Manor Care and HCR to promptly notify the other (orally and in writing) upon receipt by it or its advisers of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books, or records thereof by any person or entity that informs Manor Care or HCR, as the case may be, that it is considering making, or has made, an Acquisition Proposal. Such notice shall indicate the identity of the offeror and in reasonable detail the terms and conditions of such proposal, inquiry or contact. The notifying party shall continue to keep the other party informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Notwithstanding the foregoing, neither Manor Care nor HCR shall accept or enter into any agreement concerning a Superior Proposal for a period of at least five business days after the other party's receipt of the notification of the terms thereof, during which period the other party shall be afforded the opportunity to match the terms and conditions contained in such Superior Proposal.

     Stockholders' Meetings. The Merger Agreement provides that each of HCR and Manor Care will call a special meeting of its stockholders as soon as practicable for the purpose of voting, in the case of HCR, upon the approval of the Transaction Proposal and, in the case of Manor Care, upon the approval of the Merger Proposal. Subject to the discussion above under "-- No Solicitation," each of HCR and Manor Care agrees to recommend to its stockholders approval of such matters, to coordinate and cooperate with respect to the timing of the stockholders' meetings and to use its reasonable best efforts to hold its stockholders' meetings on the same day as the other party's stockholders' meeting and as soon as practicable after the date of the Merger Agreement. Each party will use its reasonable best efforts to solicit from its stockholders proxies in favor of such matters as long as the recommendation of its Board of Directors remains in effect.

     Post-Merger Corporate Governance. The Merger Agreement provides that, immediately following the Effective Time, the current Chairman, President and Chief Executive Officer of HCR shall continue as President and Chief Executive Officer of HCR Manor Care and the current Chairman, President and Chief Executive Officer of Manor Care shall become Chairman of the Board of HCR Manor Care.

     The Merger Agreement provides that at the Effective Time, the total number of persons serving on the Board of Directors of HCR Manor Care shall be ten (unless otherwise agreed to in writing by Manor Care and HCR prior to the Effective Time), half of whom shall be Manor Care Directors and half of whom shall be HCR Directors. The initial Board of Directors of HCR Manor Care at the Effective Time shall include no more than two Manor Care Directors and no more than two HCR Directors who, prior to the Effective Time, were employees of Manor Care or HCR, respectively. In the event that, prior to the Effective Time, any person so selected to serve on the Board of Directors of HCR Manor Care effective at and immediately after the Effective Time is unable or unwilling to serve in such position, the applicable Board of Directors that selected such person shall designate another person to serve in such person's stead in accordance with the provisions of the immediately preceding sentence.

     From and after the Effective Time until and including HCR Manor Care's second annual stockholders meeting following the Effective Time, the Board of Directors of HCR Manor Care shall, subject to their fiduciary duties, promptly take all necessary action to increase the size of each existing committee to four members and take such action to ensure that such committee and any other committee of the Board of Directors is comprised one-half of HCR Directors and one-half of Manor Care Directors.

     According to the Merger Agreement, each of Manor Care and HCR shall take such action as shall reasonably be deemed by either thereof to be advisable to give effect to the above-described post-merger governance provisions, including without limitation incorporating such provisions in the By-laws of HCR Manor Care to be effective at the Effective Time (which By-laws will provide that during the Governance Term (i) the Board of Directors of HCR Manor Care may not amend such provisions without the approval of not less than 75% of the members thereof and (ii) the stockholders of HCR Manor Care may not amend such provisions without the approval of holders of not less than 80% of the outstanding shares of HCR Manor Care).

     For additional discussion of post-Merger corporate governance, see "The Combined Company -- Governance."

     Director and Officer Indemnification. The Merger Agreement provides that all rights to indemnification, expense advancement, and exculpation existing in favor of any present or former director, officer, or employee of Manor Care or any of its Subsidiaries as provided in the certificate of incorporation, by-laws, or similar organizational documents of Manor Care or any of its Subsidiaries or by law as in effect on the date of the Merger Agreement shall survive the Merger with respect to matters occurring at or prior to the Effective Time, and no action taken during such period shall be deemed to diminish the obligations set forth in this paragraph. HCR has guaranteed, effective at the Effective Time, all obligations of the Surviving Corporation and the Subsidiaries in respect of such indemnification and expense advancement.

     For a period of at least six years after the Effective Time, HCR shall cause the Surviving Corporation to maintain in effect either (i) the current policy of directors' and officers' liability insurance maintained by Manor Care (provided that HCR or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement), or (ii) a run-off (that is, "tail") policy or endorsement with respect to the current policy of directors' and officers' liability insurance covering claims asserted within four years after the Effective Time arising from facts or events that occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement); provided, however, in no event shall HCR or the Surviving Corporation be required to pay annual premiums in excess of 200% of the annual premium currently paid by Manor Care; and if such premium would at any time exceed 200% of such amount, HCR or the Surviving Corporation may maintain policies that provide the best coverage available for 200% of such amount and such policies or endorsements will name as insureds thereunder all present and former directors and officers of Manor Care or any of its Subsidiaries.

     Employee Matters. According to the Merger Agreement, HCR will or will cause the Surviving Corporation to maintain in effect, for a period of one (1) year after the Effective Time, employee benefit plans and arrangements which, with respect to the employees of Manor Care and its Subsidiaries (for so long as they are Subsidiaries) as a whole, provide benefits which are of substantially comparable value, in the aggregate, to the benefits provided by Manor Care's employee plans (not taking into account any benefits under any such plans which are equity based).

     For purposes of determining eligibility to participate and vesting, but not accrual or entitlement to benefits other than severance benefit accrual where length of service is relevant under any employee benefit plan or arrangement of HCR or the Surviving Corporation, employees of Manor Care and its Subsidiaries (for so long as they are Subsidiaries) as of the Effective Time will receive service credit for service with Manor Care and any of its Subsidiaries (for so long as they are Subsidiaries) to the same extent that such service was recognized under Manor Care's employee plans and will waive any pre-existing condition exclusions and actively-at-work requirements and provide that any expenses incurred on or before the Effective Time by an employee of Manor Care or its Subsidiaries (for so long as they are Subsidiaries) or such employee's covered dependents will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     Restricted Stock Plans. Pursuant to the Merger Agreement, at the Effective Time, each outstanding award of Manor Care restricted stock will be assumed by HCR, except that each Manor Care Award will apply to that number of whole shares of HCR Common Stock equal to the number of shares of Manor Care Common Stock that were subject to such award immediately prior to the Effective Time rounded to the next highest whole number. See "The Merger -- Interests of Certain Persons in the Merger."

     Other Covenants. Pursuant to the Merger Agreement, each of HCR and Manor Care has also agreed: (a) to cooperate with each other in the preparation of this Joint Proxy Statement/Prospectus and to file this Joint Proxy Statement/Prospectus and the Registration Statement, to make all necessary filings with respect to the Merger under the Securities Act and Exchange Act, and to obtain all necessary state securities laws permits or approvals; (b) to give (and to cause their respective Subsidiaries to give) its representatives reasonable access to all its personnel, properties, books, contracts, commitments and records to the other party and its representatives, and to furnish related information reasonably requested by the other party; (c) to use its reasonable best efforts to comply promptly with all legal requirements that may be imposed on it with respect to the Merger, to undertake its reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, any government entity or other third party, required in connection with the Merger; (d) to not take any action, or knowingly fail to take any action, that is reasonably likely to jeopardize the tax or accounting treatment of the Merger; (e) to use all reasonable best efforts to obtain all necessary consents, waivers, and approvals under any material agreements, contracts, licenses, or leases in connection with the Merger; (f) to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the vote of stockholders of HCR and Manor Care; (g) to comply with the provisions of the confidentiality agreements between Manor Care and HCR dated May 12, 1998 (the "Confidentiality Agreements"), which shall remain in full force and effect until the later of the Effective Time or such date specified therein; (h) to grant the option described in the applicable Stock Option Agreements immediately upon execution of this Agreement and to perform fully its obligations thereunder; and (i) to use all reasonable best efforts to obtain customary "comfort" letters of such party's independent public accountants with respect to appropriateness of pooling-of-interests accounting for the Merger. In addition, Manor Care has agreed to give HCR a reasonable opportunity to participate in the defense of any stockholder litigation against Manor Care or its directors relating to the transactions contemplated by the Merger Agreement or the Vitalink Transaction. HCR has agreed to cause the shares of HCR Common Stock to be issued in the Merger to be approved for listing on the NYSE before the Effective Time and to use its reasonable best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Exchange Act, referred to in paragraph (c)(1) of Rule 144 under the Securities Act, for so long as the filing of such reports is necessary to the resale of HCR Common Stock by certain Manor Care affiliates.

CONDITIONS TO OBLIGATIONS TO EFFECT THE MERGER

     The respective obligations of HCR and Manor Care to effect the Merger are subject to the satisfaction (or waiver) of the following conditions: (a) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Manor Care as may be required by law, by the rules of the NYSE, and by any applicable provisions of its Certificate of Incorporation or By-laws, and the Transaction Proposal shall have been approved by the requisite vote of the stockholders of HCR as may be required by law, by the rules of the NYSE, and by any applicable provisions of its Certificate of Incorporation or By-laws; (b) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) there shall have been obtained permits, consents, and approvals of securities or "blue sky" commissions or agencies of any jurisdiction and of other governmental bodies or agencies that may reasonably be deemed necessary so that the consummation of the Merger and the other transactions contemplated thereby will be in compliance with applicable laws except where the failure to obtain such permits, consents and approvals would not be reasonably expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Manor Care or HCR; (d) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and this Joint Proxy Statement/Prospectus shall have been delivered to the stockholders of Manor Care and HCR in accordance with the requirements of the Securities Act and the Exchange Act; (e) no temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or materially limiting or restricting HCR's conduct or operation of the business of HCR or Manor Care after the Merger shall have been issued, nor shall any proceeding brought by a governmental entity seeking any of the foregoing be pending which if adversely determined would be reasonably likely to have a Material Adverse Effect on HCR or Manor Care; nor shall there be any action taken, or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the Merger which makes the consummation of the Merger illegal; (f) HCR and Manor Care shall have received letters from Ernst & Young LLP and Arthur Andersen LLP, respectively, addressed to HCR and Manor Care, respectively, regarding their concurrence with the respective conclusions of management of HCR and Manor Care, as to the appropriateness of the pooling of interests accounting for the Merger, if it is closed and consummated in accordance with the Merger Agreement; (g) HCR and Manor Care shall have received the opinion of their respective counsel, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that none of HCR, Merger Sub, Manor Care or Manor Care stockholders shall recognize gain or loss for federal income tax purposes as a result of the Merger (other than with respect to any cash received in lieu of fractional shares of HCR Common Stock); and (h) the shares of HCR Common Stock to be issued in the Merger shall have been approved for listing on the NYSE.

     The obligation of HCR and Merger Sub to effect the Merger are subject to the satisfaction (or waiver) of the following conditions: (a) the representations and warranties of Manor Care set forth in the Merger Agreement
(i) shall be true and correct in all respects as of the date of the Merger Agreement and (ii) shall be true and correct immediately before the Effective Time, with the same force and effect as if made on and as of the Effective Time, except to the extent any inaccuracies in any such representations or warranties, individually or in the aggregate, do not materially impair the ability of Manor Care to consummate the transactions contemplated thereby and would not have a Material Adverse Effect on Manor Care; (b) Manor Care shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or before the Closing Date; (c) since the date of the Merger Agreement, there shall not have occurred or arisen any event, circumstance or condition in the business, operations, results of operations, properties, or financial condition of Manor Care and its Subsidiaries, taken as a whole except for (i) such changes that, individually or in the aggregate, would not have a Material Adverse Effect on Manor Care or (ii) any anticipated change in health care laws or regulations; (d) Manor Care shall have obtained all necessary consents, waivers, and approvals required under any of its material agreements, contracts, and licenses, except those consents the failure of which to obtain would not have a Material Adverse Effect on Manor Care or materially impair the ability of Manor Care to consummate the Merger; (e) no rights shall have become exercisable under the Manor Care Rights Agreement; and (f) the Board of Directors of IHH shall have been presented the Merger Agreement and the Ancillary Agreements and provided such approvals as are sufficient to render the restrictions of Section 302A.673 of the Minnesota Business Corporation Act (the "MBCA") inapplicable to the Merger and the other transactions contemplated by the Merger Agreement and by the Ancillary Agreements, and the articles or by-laws of IHH shall have been amended to render Section 302A.671 of the MBCA inapplicable to the Merger and the other transactions contemplated by the Merger Agreement and by the Ancillary Agreements.

     The obligation of Manor Care to effect the Merger are subject to the satisfaction (or waiver) of the following conditions: (a) the representations and warranties of HCR and Merger Sub contained in the Merger Agreement (i) shall be true and correct in all respects as of the date of the Merger Agreement and
(ii) shall be true and correct immediately before the Effective Time, with the same force and effect as if made on and as of the Effective Time, except to the extent any inaccuracies in any such representations or warranties, individually or in the aggregate, do not materially impair the ability of HCR or Merger Sub to consummate the transactions contemplated thereby and would not have a Material Adverse Effect on HCR; (b) HCR and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or before the Closing Date; (c) since the date of the Merger Agreement, there shall not have occurred or arisen any event, circumstance or condition in the business, operations, results of operations, properties, or financial condition of HCR and its Subsidiaries, taken as a whole except for (i) such changes that, individually or in the aggregate, would not have a Material Adverse Effect on HCR or (ii) any anticipated change in health care laws or regulations; (d) HCR shall have obtained all necessary consents, waivers, and approvals required under any of its material agreements, contracts, and licenses, except those consents the failure of which to obtain would not have a Material Adverse Effect on HCR or materially impair the ability of HCR to consummate the Merger; and (e) no rights shall have become exercisable under the HCR Rights Agreement.

TERMINATION; TERMINATION FEES AND EXPENSES

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of HCR and Manor Care:

        (a) by mutual written consent of Manor Care and HCR; or

        (b) by either Manor Care or HCR if the Merger shall not have been consummated by December 31, 1998; provided, however, such date shall be extended to March 31, 1999 in the event all conditions to effect the Merger other than those set forth relating to the attainment of governmental approvals and absence of injunctions or restraining orders have been or are capable of being satisfied at such time and the conditions relating to the attainment of governmental approvals and absence of injunctions or restraining orders have been or are reasonably capable of being satisfied on or prior to March 31, 1999 (December 31, 1998, as it may be so extended, shall be referred to herein as the "Outside Date"), provided that the right to terminate the Merger Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

        (c) by either Manor Care or HCR if a court of competent jurisdiction or other governmental entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

        (d) by Manor Care, if, at the HCR Special Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of HCR in favor of the HCR Transaction Proposal shall not have been obtained; or by HCR if, at the Manor Care Special Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Manor Care in favor of the Merger Proposal shall not have been obtained; or

        (e) by Manor Care, if (i) the Board of Directors of HCR shall have withdrawn or modified its recommendation of the issuance of HCR Common Stock under the Transaction Proposal; (ii) after the receipt by HCR of a proposal concerning an Alternative Transaction (as defined in the Merger Agreement), Manor Care requests in writing that the Board of Directors of HCR reconfirm its recommendation of the Transaction Proposal, and the Board of Directors of HCR fails to do so within 10 business days after its receipt of Manor Care's request; (iii) the Board of Directors of HCR shall have recommended to the stockholders of HCR an Alternative Transaction; (iv) a tender offer or exchange offer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning in the Merger Agreement as is ascribed under Regulation 13D under the Exchange Act) of 35% or more of the outstanding shares of HCR Common Stock is commenced (other than by Manor Care or an affiliate of Manor Care) and the Board of Directors of HCR recommends that the stockholders of HCR tender their shares in such tender or exchange offer or (v) for any reason HCR fails to call and hold the HCR Special Meeting by the Outside Date (provided that Manor Care's right to terminate the Merger Agreement under such clause (v) shall not be available if at such time HCR would be entitled to terminate the Merger Agreement under clause (g) below); or

        (f) by HCR, if (i) the Board of Directors of Manor Care shall have withdrawn or modified its recommendation of the Merger Agreement;
            (ii) after the receipt by Manor Care of a proposal concerning an Alternative Transaction, HCR requests in writing that the Board of Directors of Manor Care reconfirm its recommendation of the Merger Agreement and the Merger and the Board of Directors of Manor Care fails to do so within 10 business days after its receipt of HCR's request; (iii) the Board of Directors of Manor Care shall have recommended to the stockholders of Manor Care an Alternative Transaction; (iv) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 35% or more of the outstanding shares of Manor Care Common Stock is commenced (other than by HCR or an affiliate of HCR) and the Board of Directors of Manor Care recommends that the stockholders of Manor Care tender their shares in such tender or exchange offer; or (v) for any reason Manor Care fails to call and hold the Manor Care Special Meeting by the Outside Date (provided that HCR's right to terminate the Merger Agreement under such clause
            (v) shall not be available if at such time Manor Care would be entitled to terminate the Merger Agreement under clause (g) below); or

        (g) by Manor Care or HCR, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach (i) causes the conditions described above in the third paragraph under "-- Conditions to

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

            Obligations to Effect the Merger" (in the case of termination by Manor Care) or described above in the second paragraph under "-- Conditions to Obligations to Effect the Merger" (in the case of termination by HCR) not to be satisfied, and (ii) shall not have been cured within 20 business days following receipt by the breaching party of written notice of such breach from the other party; or

        (h) by Manor Care, prior to the approval by HCR's stockholders of the Transaction Proposal, or by HCR, prior to approval by Manor Care's stockholders of the Merger Proposal, if, as a result of a Superior Proposal received by such party from a third party, the Board of Directors of such party determines in good faith, following consultation with outside legal counsel, that failing to accept such Superior Proposal would constitute a breach by the Board of Directors of such party of its fiduciary duties to its stockholders under applicable law; provided, however, that no termination shall be effective pursuant to this clause (h) under circumstances in which a termination fee is payable by the terminating party pursuant to the third or fourth succeeding paragraph, unless concurrently with such termination, such fees are paid in full by the terminating party in accordance with such clauses.

     In the event of any termination of the Merger Agreement by either Manor Care or HCR as provided above, the Merger Agreement will become void and there will be no liability or obligation (with limited exceptions) on the part of Manor Care, HCR, Merger Sub or their respective officers, directors, stockholders or affiliates, except, in the case of Manor Care, HCR or Merger Sub as provided below with respect to termination fees and except that such termination will not limit liability for a willful breach of the Merger Agreement or the Stock Option Agreements; provided that, the termination fee provisions described below and the Confidentiality Agreements will remain in full force and effect and survive any termination of the Merger Agreement.

     Except as set forth below, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

     HCR will pay Manor Care a termination fee of $70 million (the "HCR Termination Fee") concurrently upon the earliest to occur of the following events: (i) the termination of the Merger Agreement by Manor Care under the circumstances described in paragraph (d) above, if a proposal for an Alternative Transaction involving HCR has been publicly announced prior to the HCR Special Meeting and an Alternative Transaction with HCR is either entered into or consummated, within eighteen months of such termination; (ii) the termination of the Merger Agreement by Manor Care under the circumstances described in paragraph (e) above; or (iii) the termination of the Merger Agreement by HCR under the circumstances described in paragraph (h) above. HCR's payment of (i) a termination fee and (ii) amounts, if any, payable pursuant to the HCR Stock Option Agreement shall be the sole and exclusive remedy of Manor Care against HCR and any of its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of the Merger Agreement by HCR. Notwithstanding the foregoing, the amount of the Manor Care Termination Fee will be reduced to the extent that the Manor Care Total Profit (as defined below under "Other Agreements -- Manor Care Stock Option Agreement") exceeds $70 million.

     Manor Care will pay HCR a termination fee of $100 million (the "Manor Care Termination Fee") concurrently upon the earliest to occur of the following events: (i) the termination of the Merger Agreement by HCR under the circumstances described in paragraph (d) above, if a proposal for an Alternative Transaction involving Manor Care has been publicly announced prior to the Manor Care Special Meeting and an Alternative Transaction with Manor Care is either entered into or consummated, within eighteen months of such termination (or in the case of the Restructuring Transactions, or transactions in whole or in part similar thereto, twelve months); (ii) the termination of the Merger Agreement by HCR under the circumstances described in paragraph (f) above; or (iii) the termination of the Merger Agreement by Manor Care under the circumstances described in paragraph (h) above. Manor Care's payment of (i) a termination fee and (ii) amounts, if any, payable pursuant to the Manor Care Stock Option Agreement shall be the sole and exclusive remedy of HCR against Manor Care and any of its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of the Merger Agreement by Manor Care. Notwithstanding the foregoing, the amount of the Manor Care Termination Fee will be reduced to the extent that the Manor Care Total Profit (as defined below under "Other Agreements -- Manor Care Stock Option Agreement") exceeds $100 million.

AMENDMENT; WAIVER OF COMPLIANCE AND CONSENTS

     To the extent permitted by applicable law, the Merger Agreement may be amended, modified or supplemented at any time before the Effective Time with respect to any of the terms contained therein only by written agreement of the parties, except that after the Manor Care Special Meeting, the amount and form of the merger consideration shall not be altered without the approval of the stockholders of Manor Care.

     Any failure of a party to comply with any obligation, covenant, agreement, or condition in the Merger Agreement, to the extent legally allowed, may be waived in writing by the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever the Merger Agreement requires or permits consent by or on behalf of any party thereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this paragraph.

PRESS RELEASES AND PUBLIC ANNOUNCEMENTS

     In addition to the foregoing, neither HCR nor Manor Care may issue any press release or make any public disclosure relating to the subject matter of the Merger Agreement without prior written approval of the other party; provided, however, that each of Manor Care and HCR may make any public disclosure it believes in good faith is required by applicable law, SEC regulations or any listing or trading agreement concerning its publicly traded securities after consultation with the other party regarding the form and content of the disclosure before making such disclosure.

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

                                OTHER AGREEMENTS

     The following is a summary of the material terms of the Voting Agreement, the HCR Stock Option Agreement, the Manor Care Stock Option Agreement and the Registration Rights Agreement. Copies of the Voting Agreement and the HCR Stock Option Agreement are filed as exhibits to HCR's Schedule 13D, dated June 19, 1998, as amended. A copy of the Manor Care Stock Option Agreement is filed as an exhibit to Manor Care's Schedule 13D, dated June 19, 1998. These Agreements are hereby incorporated herein by reference. Such summaries are qualified in their entirety by reference to the Voting Agreement, the Stock Option Agreements and the Registration Rights Agreement.

VOTING AGREEMENT

     As a condition of HCR entering into the Merger Agreement, HCR entered into a Voting Agreement (the "Voting Agreement") with Bainum Associates Limited Partnership, MC Investments Limited Partnership, Mid Pines Associates Limited Partnership, Realty Investment Company, Inc., The Stewart Bainum Declaration of Trust and The Jane L. Bainum Declaration of Trust (the "Bainum Holders"). Collectively, the Bainum Holders hold approximately 31% of the combined voting power of the outstanding capital stock of Manor Care, and therefore, together, are able to significantly influence the vote on the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Manor Care stockholders.

     According to the Voting Agreement, at every meeting of the stockholders of Manor Care called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Manor Care with respect to any of the following, each Bainum Holder, severally and not jointly, agrees that it shall vote or execute a written consent, with respect to all the Manor Care Common Stock for which each Bainum Holder is the record and/or beneficial owner (together with any shares of Manor Care Common Stock thereafter acquired, the "Subject Securities") as to which it has power to vote in any such vote or consent: (i) in favor of the Merger, the adoption of and execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, including, but not limited to a merger, consolidation or other business combination involving Manor Care or any of its subsidiaries (other than IHH); (2) a sale, lease or transfer of a material amount of assets of Manor Care or any of its subsidiaries (other than IHH) or a reorganization, recapitalization, dissolution or liquidation of Manor Care or any of its subsidiaries (other than IHH); (3) (a) any change in the majority of the board of directors of Manor Care except as contemplated by the Voting Agreement; (b) any material change in the present capitalization of Manor Care or any amendment of Manor Care's Certificate of Incorporation; (c) any other material change in Manor Care's corporate structure or business; or (d) any other action, which, in the case of each of the matters referred to in clauses
(a), (b) or (c) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement.

     In the Voting Agreement, each Bainum Holder, severally and not jointly, grants to, and appoints Merger Sub and the president of Merger Sub and the treasurer of Merger Sub, in their respective capacities as officers of Merger Sub, and any individual who shall thereafter succeed to any such office of Merger Sub, and any other designee of Merger Sub, each of them individually, such Bainum Holder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such Bainum Holder's Subject Securities in accordance with the above paragraph. The proxy is coupled with an interest and shall be irrevocable, and each Bainum Holder will take such further action or execute such other instruments as may reasonably be necessary to effectuate the intent of this proxy and thereby revokes any proxy previously granted by it with respect to the Subject Securities.

     Pursuant to the terms of the Voting Agreement, each Bainum Holder agrees not to, directly or indirectly, solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than HCR or any affiliate of HCR) with respect to Manor Care that constitutes or could reasonably be expected to lead to an Alternative Transaction. If any Bainum Holder receives any such

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

inquiry or proposal, then it shall promptly inform HCR of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Such Bainum Holder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing.

     Each Bainum Holder also agrees not to, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer (whether by merger, operation of law or otherwise), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Bainum Holder's Subject Securities; provided, however, that such Bainum Holder may in connection with its estate planning objectives, transfer or assign any or all of its Subject Securities to (a) Stewart Bainum or his spouse or widow, their lineal descendants or their spouses or widows or widowers (so long as they remain spouses) (each a "Member of the Bainum Family"), or the estate of the foregoing persons (but only until such time as such shares of the Common Stock are distributed therefrom), (b) any partnership, trust, corporation or other entity (each, an "Entity"), but only if a Member or Members of the Bainum Family or another Entity satisfying the requirements of the Voting Agreement are the sole "Beneficial Owners" (as such term is defined under the HCR Rights Plan (as defined in the Merger Agreement)) of the Manor Care Common Stock held by such Entity, other than any officer, trustee, director, or other managing person or managing partner or managing member of any such Entity to the extent any such person is deemed to be the Beneficial Owner of Manor Care Common Stock held by such Entity, provided such person is not the Beneficial Owner, other than through an Entity described in this clause (b), of in excess of 1% of the total outstanding Manor Care Common Stock; (ii) except as contemplated by the Voting Agreement, grant any proxies or powers of attorney, deposit any such Subject Securities into a voting trust or enter into a voting agreement with respect to any of such Bainum Holder's Subject Securities; or
(iii) take any action that would make any representation or warranty contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Bainum Holder from performing its obligations under the Voting Agreement.

     The Voting Agreement will terminate upon the earlier of (i) the Effective Time of the Merger and (ii) the date of termination of the Merger Agreement, unless the termination of the Merger Agreement gives rise to the obligation of Manor Care to pay a termination fee, in which case the Voting Agreement shall terminate on the date that is the six month anniversary of the date of termination of the Merger Agreement. Upon any termination of the Voting Agreement, the Voting Agreement will become void and of no further force and effect, and there shall be no liability in respect of the Voting Agreement or of any transactions contemplated thereby or by the Merger Agreement on the part of any party to the Voting Agreement or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing therein shall relieve any party from any liability for such party's willful breach of the Voting Agreement; and provided further that nothing therein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including, without limitation, the Merger Agreement.

HCR STOCK OPTION AGREEMENT

     Pursuant to the HCR Stock Option Agreement, HCR has the right (the "HCR Option"), under the circumstances described below, to acquire up to 12,675,421 shares of authorized but unissued Manor Care Common Stock (the "HCR Option Shares") (or approximately 19.9% of the outstanding Manor Care Common Stock as of June 10, 1998 prior to giving effect to the exercise of such option), including the associated rights under the Manor Care Rights Plan, at a per share cash purchase price of $31.00 (the "HCR Option Price"). The HCR Stock Option Agreement could have the effect of making an acquisition of Manor Care by a third party more costly because of the need to acquire in any such transaction the HCR Option Shares issued under the HCR Stock Option Agreement, and could jeopardize the ability of a third party to acquire Manor Care in a transaction accounted for as a pooling of interests.

     The Option may be exercised by HCR, in whole but not in part, at any time, following the occurrence of an HCR Purchase Event (as defined below) and prior to the termination of the HCR Option in accordance



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

with the terms of the HCR Stock Option Agreement; provided that the HCR Option may not be exercised if HCR is in material breach of any of its material representations, warranties, covenants or agreement contained in the HCR Stock Option Agreement or the Merger Agreement. An HCR Purchase Event shall be the earliest of: (i) termination of the Merger Agreement by HCR under the circumstances described in paragraph (d) under "-- Termination; Termination Fees and Expenses," but only if a proposal for an Alternative Transaction involving Manor Care shall have been made prior to the Manor Care Special Meeting and either an Alternative Transaction with Manor Care is entered into, or an Alternative Transaction with Manor Care is consummated, within eighteen months of such termination (or twelve months in the case of the Restructuring Transactions), (ii) the termination of the Merger Agreement by HCR under the circumstances described in paragraph (f) under "The Merger Agreement -- Termination; Termination Fees and Expenses", or (iii) the termination of the Merger Agreement by Manor Care under the circumstances described in paragraph
(h) under "The Merger Agreement -- Termination; Termination Fees and Expenses."

     HCR may exercise the HCR Option by either (a) paying the HCR Option Price in cash and receiving the HCR Option Shares or (b) electing, in lieu of the payment of the HCR Option Price and the receipt of the HCR Option Shares, to receive a cash payment from Manor Care in the amount of the excess of (i) the higher of the price paid for the Manor Care Common Stock in an Alternative Transaction or the then current market price of the Manor Care Common Stock over
(ii) the HCR Option Price.

     In the event HCR exercises the HCR Option in whole and an Alternative Transaction with respect to Manor Care has not occurred prior to the eighteen month (twelve month in the case of the Restructuring Transactions) anniversary of the date on which the Merger Agreement terminated pursuant to the terms thereof, Manor Care will, subject to there being legally available funds therefor, have the right, during the 90-day period beginning on such anniversary, to purchase all (but not less than all) of the HCR Option Shares at a purchase price equal to the greater of (i) the HCR Option Price or (ii) the average of the closing sales prices for shares of Manor Care Common Stock on the 20 trading days ending five days prior to the date Manor Care gives written notice of its intention to exercise such repurchase right.

     The HCR Stock Option Agreement further provides that if HCR desires to sell any of the HCR Option Shares within two years after the purchase of such shares and such sale requires the registration of such shares under the Securities Act, Manor Care will be required to prepare and file (subject to certain limitations) a registration statement under the Securities Act for the purpose of permitting such sale of HCR Option Shares by HCR. Manor Care will not be required to have declared effective more than two such registration statements and may delay such filings under certain circumstances.

     Notwithstanding any other provisions of the HCR Stock Option Agreement, in no event will the HCR Total Profit (as defined below) exceed $100 million. "HCR Total Profit" means the aggregate amount (before taxes) of (i) the HCR Termination Fee received by HCR, (ii) the amount received by HCR for the repurchase of the HCR Option Shares by Manor Care pursuant to the second preceding paragraph, less the purchase price paid by HCR for such shares, (iii) the amount received by HCR in the sale of HCR Option Shares, less the purchase price paid by HCR for such shares and (iv) the amount of any cash exercise payment received by HCR.

     The HCR Option will terminate upon the earlier of (i) the Effective Time,
(ii) the date on which HCR realizes a HCR Total Profit of $100 million, (iii) the date on which the Merger Agreement is terminated, provided that the HCR Option is not exercisable at such time and does not become exercisable simultaneous with such termination, and (iv) 90 days after the date the HCR Option becomes exercisable, provided that if the HCR Option cannot be exercised, or the Manor Care Option Shares cannot be delivered to Manor Care upon such exercise because of a preliminary or permanent injunction or other court order or because the applicable waiting period under the HSR Act has not expired or been terminated, the date referred to in clause (iv) above will be extended until 30 days after such impediment to exercise has been removed.

MANOR CARE STOCK OPTION AGREEMENT

     Pursuant to the Manor Care Stock Option Agreement, Manor Care has the right (the "Manor Care Option"), under the circumstances described below, to acquire up to 8,907,459 shares of authorized but



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

unissued HCR Common Stock (the "Manor Care Option Shares") (or approximately 19.9% of the outstanding shares of HCR Common Stock as of June 10, 1998 prior to giving effect to the exercise of such option), including the associated rights under the HCR Rights Plan, at a per share cash purchase price of $36.65 (the "Manor Care Option Price"). The Manor Care Stock Option Agreement could have the effect of making an acquisition of HCR by a third party more costly because of the need to acquire in any such transaction the Manor Care Option Shares issued under the Manor Care Stock Option Agreement, and could also jeopardize the ability of a third party to acquire HCR in a transaction accounted for as a pooling of interests.

     The Manor Care Option may be exercised by Manor Care, in whole but not in part, at any time following the occurrence of a Manor Care Purchase Event and prior to the termination of the Manor Care Option in accordance with the terms of the Manor Care Stock Option Agreement; provided that the Manor Care Option may not be exercised if Manor Care is in material breach of any of its material representations, warranties, covenants or agreements contained in the Manor Care Stock Option Agreement or in the Merger Agreement. A Manor Care Purchase Event shall be the earliest of (i) termination of the Merger Agreement by Manor Care under the circumstances described in paragraph (d) under "The Merger Agreement -- Termination; Termination Fees and Expenses", but only if a proposal for an Alternative Transaction involving HCR shall have been made prior to the HCR Special Meeting and either an Alternative Transaction with HCR is entered into, or an Alternative Transaction with HCR is consummated, within eighteen months of such termination, (ii) the termination of the Merger Agreement by Manor Care under the circumstances described in paragraph (e) under "The Merger Agreement -- Termination; Termination Fees and Expenses", or (iii) the termination of the Merger Agreement by HCR under the circumstances described in paragraph (h) under "The Merger Agreement -- Termination; Termination Fees and Expenses."

     Manor Care may exercise the Manor Care Option by either (a) paying the Manor Care Option Price in cash and receiving the Manor Care Option Shares or
(b) electing, in lieu of the payment of the Manor Care Option Price and receipt of the Manor Care Option Shares, to receive a cash payment (the "Cash Exercise Payment") from HCR in the amount of the excess of (i) the higher of the price paid for the HCR Common Stock in an Alternative Transaction or the then current market price of the HCR Common Stock over (ii) the Manor Care Option Price.

     In the event that Manor Care exercises the Manor Care Option in whole and an Alternative Transaction with respect to HCR has not occurred prior to the eighteen month anniversary of the date on which the Merger Agreement terminated pursuant to the terms thereof, HCR will, subject to their being legally available funds therefor, have the right, during the 90-day period beginning on such anniversary, to purchase all (but not less than all) of the Manor Care Option Shares at a purchase price equal to the greater of (i) the Manor Care Option Price or (ii) the average of the closing sales prices for shares of HCR Common Stock on the 20 trading days ending five days prior to the date HCR gives notice of its intention to exercise such repurchase right.

     The Manor Care Stock Option Agreement further provides that if Manor Care desires to sell any of the Manor Care Option Shares within two years after the purchase of such shares and such sale requires the registration of such shares under the Securities Act, HCR will be required to prepare and file (subject to certain limitations) a registration statement under the Securities Act for the purpose of permitting such sale of shares by Manor Care. HCR will not be required to have declared effective more than two such registration statements and may delay such filings under certain circumstances.

     Notwithstanding any other provisions of the Manor Care Stock Option Agreement, in no event will the Manor Care Total Profit (as defined below) exceed $70 million. "Manor Care Total Profit" means the aggregate amount (before taxes) of (i) the Manor Care Termination Fee received by Manor Care, (ii) the amount received by Manor Care for the repurchase of the Manor Care Option Shares by HCR pursuant to the second preceding paragraph, less the purchase price paid by Manor Care for such shares, (iii) the amount received by Manor Care in the sale of Manor Care Option Shares, less the purchase price paid by Manor Care for such shares and (iv) the amount of any cash exercise payment received by Manor Care.

     The Manor Care Option will terminate upon the earlier of (i) the Effective Time, (ii) the date on which Manor Care realizes a Manor Care Total Profit of $70 million, (iii) the date on which the Merger Agreement is terminated, provided that the Manor Care Option is not exercisable at such time and does not become exercisable simultaneous with such termination, and
(iv) 90 days after the date the Manor Care Option becomes exercisable, provided that if the Manor Care Option cannot be exercised, or the Manor Care Option Shares cannot be delivered to HCR upon such exercise, because of a preliminary or permanent injunction or other court order or because the applicable waiting period under the HSR Act has not expired or been terminated, the date referred to in clause (iv) above will be extended until 30 days after such impediment to exercise has been removed.

REGISTRATION RIGHTS AGREEMENT

     On the Closing Date, certain holders (the "Holders") of shares of HCR Manor Care's Common Stock and HCR Manor Care will enter into a Registration Rights Agreement with respect to the shares of HCR Manor Care Common Stock to be received by such Holders in the Merger. The Registration Rights Agreement will give Mr. Bainum, Jr. or any other person designated by the Holders of at least 50% of the Registrable Shares (as defined in the Registration Rights Agreement) the right to demand that HCR Manor Care register all or any portion of HCR Manor Care Common Stock held by them, provided that the minimum number of shares of HCR Manor Care Common Stock requested to be registered pursuant to any demand (including shares held by Registration Rights Holders not making such demand but requesting to be included in such registration) shall be at least 2.5 million or such lesser number of shares that would yield $100 million in any public offering thereof. The Holders that receive shares of HCR Manor Care Common Stock and certain of their transferees, as a group, will each be entitled to four such demand registrations. Such demand registrations will be subject to certain restrictions including postponement by HCR Manor Care for a limited period if such registration would interfere with any proposed offering of shares, pending financing, acquisition, corporate reorganization or other significant transaction involving HCR Manor Care.

     The Registration Rights Agreement will provide that demand registrations will also be subject to customary underwriter "cutbacks," in which event the amount of shares to be offered for the account of each Holder shall be reduced pro rata on the basis of the number of shares to be registered by each Holder.

     If HCR Manor Care seeks to register, in a proposed firm commitment underwritten offering solely for cash for its own account (other than a registration statement (a) on Form S-8 or any successor forms thereto, or (b) filed solely in connection with a dividend reinvestment plan or employee benefit plan of HCR Manor Care or its affiliates) or for the account of any Holder of HCR Manor Care Common Stock, each other Holders also will have the right to request that HCR Manor Care include any or all of their shares in the proposed offering. The Registration Rights Agreement will limit the ability of each Holder to effect a public sale or distribution of its shares of HCR Manor Care Common Stock during certain periods if HCR Manor Care or an underwriter (in the case of an underwritten public offering by HCR Manor Care), as the case may be, determines that a public sale or distribution of such shares would have a material adverse impact on an offering of HCR Manor Care Common Stock for which HCR Manor Care has filed a registration statement.

     In any registration effected pursuant to the Registration Rights Agreement, each Holder will be required to pay all underwriting discounts, commissions or fees and transfer taxes related to the offering and sale of its shares of HCR Manor Care Common Stock as well as all other fees and expenses, including its counsel, in connection with such registration. HCR Manor Care will be obligated to pay all registration and filing fees, printing expenses, fees and disbursements of counsel, independent certified public accountants, and other persons retained by HCR Manor Care and other expenses incurred by HCR Manor Care in connection with any such registration.

     The Registration Rights Agreement also will contain certain customary indemnification provisions whereby HCR Manor Care will indemnify the Holders, the prospective underwriters and other securities industry personnel participating in the distribution of shares of HCR Manor Care Common Stock for liabilities arising out of actual or alleged material misstatements or omissions in a registration statement that were not furnished by the Holders or underwriters. Likewise, each Holder will indemnify HCR Manor Care for liabilities arising out of actual or alleged material misstatements or omissions made in the registration statement in reliance on information provided in writing to HCR Manor Care by such Holder.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     The following table sets forth, for the calendar quarters indicated, the range of high and low sale prices of HCR Common Stock and Manor Care Common Stock on the NYSE. For the years ended December 31, 1995 and 1996, the Manor Care Common Stock prices are adjusted to reflect the spin-off of Manor Care's lodging business in November 1996.

                                                                    HCR           MANOR CARE
                                                               COMMON STOCK      COMMON STOCK
                                                              ---------------   ---------------
                                                               HIGH     LOW      HIGH     LOW
                                                               ----     ---      ----     ---
YEAR ENDING DECEMBER 31, 1998
  3rd Quarter (through August 14, 1998).....................  $42.67   $31.31   $41.44   $30.13
  2nd Quarter...............................................   45.06    35.94    38.63    29.25
  1st Quarter...............................................   47.88    36.44    40.06    33.69
YEAR ENDED DECEMBER 31, 1997
  4th Quarter...............................................   42.50    35.50    37.13    32.63
  3rd Quarter...............................................   38.38    32.94    34.69    30.88
  2nd Quarter...............................................   34.88    27.75    32.75    22.00
  1st Quarter...............................................   30.75    25.00    28.00    24.38
YEAR ENDED DECEMBER 31, 1996
  4th Quarter...............................................   29.25    23.88    28.00    23.97
  3rd Quarter...............................................   26.00    21.75    24.91    20.34
  2nd Quarter...............................................   26.63    23.25    25.53    23.25
  1st Quarter...............................................   27.42    22.42    26.48    21.05
YEAR ENDED DECEMBER 31, 1995
  4th Quarter...............................................   24.08    18.50    22.23    19.78
  3rd Quarter...............................................   22.83    16.75    22.31    17.66
  2nd Quarter...............................................   22.25    17.08    20.09    17.66
  1st Quarter...............................................   21.83    18.25    19.78    17.50

     On June 9, 1998, the last trading date prior to the date on which HCR and Manor Care publicly announced the signing of the Merger Agreement, the high and low sales prices on the NYSE were $38.50 and $37.63 per share, respectively, for HCR Common Stock, and were $31.94 and $30.88 per share, respectively, for Manor Care Common Stock. The average closing price of HCR Common Stock and Manor Care Common Stock for the 30 consecutive trading days ending June 9, 1998 were $39.77 and $31.84 per share, respectively. On August 10, 1998, the high and low sales prices and last reported sales price on the NYSE were $35.50, $34.00 and $34.00 per share for HCR Common Stock, and were $35.13, $33.75 and $33.75 per share for Manor Care Common Stock, respectively. On August 14, 1998, the high and low sales prices and last reported sales price on the NYSE were $32.06, $31.00 and $31.31 per share for HCR Common Stock, and were $31.69, $30.13 and $30.13 per share for Manor Care Common Stock, respectively. STOCKHOLDERS OF BOTH HCR AND MANOR CARE ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR HCR COMMON STOCK AND MANOR CARE COMMON STOCK.

     HCR has not declared or paid any cash dividends with respect to HCR Common Stock and Manor Care has paid quarterly dividends of $.022 with respect to Manor Care Common Stock. HCR Manor Care does not currently intend to declare or pay any cash dividends on the HCR Manor Care Common Stock. Any determination to pay dividends in the future will be at the discretion of HCR Manor Care's Board of Directors and will be dependent upon HCR Manor Care's results of operations, financial conditions, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by HCR Manor Care's Board of Directors.

                    PRO FORMA SECURITY OWNERSHIP OF CERTAIN
            BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY

     The following table sets forth certain pro forma information as to the number of shares of HCR Common Stock that will be beneficially owned by (i) each person known by HCR or Manor Care to be the beneficial owner of more than 5% of any of HCR's or Manor Care's voting securities, (ii) each director of HCR Manor Care, (iii) the Chief Executive Officer and the other highly compensated executive officers of HCR Manor Care and (iv) HCR Manor Care's proposed executive officers and directors as a group assuming the Merger had been consummated on August 10, 1998. Except as indicated by the notes to the following table (a) the holders listed below will have sole voting power and investment power over the shares beneficially held by them and (b) their beneficial ownership is direct.

                                                              PRO FORMA BENEFICIAL OWNERSHIP
                                                                 AS OF AUGUST 10, 1998(1)
                                                              ------------------------------
                  NAME OF BENEFICIAL OWNER                      SHARES              PERCENT
                  ------------------------                      ------              -------
5% BENEFICIAL HOLDERS:
  Putnam Investments, Inc.(2)...............................   6,367,346               5.8%
  Ronald Baron(3)...........................................  12,794,486              11.6
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
  Stewart Bainum(4).........................................  10,174,503               9.2
  Stewart Bainum, Jr.(5)....................................  15,346,903              13.9
  R. Jeffrey Bixler.........................................     157,999                 *
  Joseph R. Buckley(6)......................................     143,078                 *
  Joseph H. Lemieux.........................................      78,000                 *
  William H. Longfield(7)...................................      13,910                 *
  Geoffrey G. Meyers........................................     514,758                 *
  Paul A. Ormond(8).........................................   2,730,649               2.4
  Paul G. Sieben............................................     153,228                 *
  Robert G. Siefers.........................................      66,000                 *
  Kennett L. Simmons(9).....................................       4,837                 *
  M. Keith Weikel...........................................     693,753                 *
  Thomas L. Young...........................................      60,000                 *
  James H. Rempe(10)........................................      89,191                 *
  Gail R. Wilensky..........................................           0                 *
  All Directors and Executive Officers as a group (19
     individuals)(11).......................................  30,441,164              26.7
                                                              ----------

-------------------------
* Less than 1%

 (1) Includes shares subject to options that will become exercisable, or which will be exchanged for shares, of HCR Manor Care Common Stock, at the Effective Time. All percentages assume that the options of the particular person or group in question, and no others, have been exercised.

 (2) The Schedule 13G received by HCR from Putnam Investments, Inc. ("PI") indicates that the filing was made on behalf of PI, its parent company, Marsh & McLennan Companies, Inc. ("MMC"), two subsidiaries of PI which are registered investment advisers, Putnam Investment Management, Inc. ("PIM") and the Putnam Advisory Company, Inc. ("PAC"), and Putnam New Opportunities Fund ("Fund"), a business trust under Massachusetts law. The Schedule 13G filing further stated that neither MMC nor PI have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by the Schedule 13G. The Schedule 13G indicates that PIM had shared dispositive power over 5,818,546 shares; that PAC had shared voting power over 310,500 shares and shared dispositive power over 548,800 shares; and that Fund had shared dispositive power over 2,356,200 shares.

 (3) Includes 1,033,620 shares as to which Mr. Baron has sole voting and dispositive power, and 11,760,866 shares as to which Mr. Baron has shared voting and dispositive power; 880,000 shares as to which Baron Capital Group, Inc. ("BCG") has sole voting and dispositive power, and 11,760,866 shares as to which BCG has shared voting and dispositive power; 880,000 shares as to which Baron Capital Management, Inc., ("BCM"), a registered investment adviser, has sole voting and dispositive power, and 1,305,866 shares as to which BCM has shared voting and dispositive power; 10,455,000 shares as to which BAMCO, Inc., a registered investment adviser, has shared voting and dispositive power; and 9,730,000 shares as to which Baron Asset Fund, an investment company registered under the Investment Company Act of 1940, has shared voting and dispositive power. The business address of Mr. Baron and the foregoing entities is 767 Fifth Avenue, 24th Floor, New York, New York 10153. All of the foregoing information was reported in Amendment No. 11 to
     Schedule 13D dated February 24, 1998 filed by Mr. Baron and the foregoing entities.

 (4) Includes 3,717,542 shares held directly or indirectly by the Stewart Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum (the "SB Trust"); his interest in 904,473 shares owned by Bainum Associates Limited Partnership ("Bainum Associates"), and 1,099,190 shares owned by MC Investments Limited Partnership ("MC Investments"), each of which is a limited partnership in which the SB Trust is a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of its limited partnership interest; 3,567,869 shares owned by Realty Investment Company, Inc. ("Realty Investment"), a real estate investment and management company in which Mr. Bainum and his wife have shared voting authority with other family members; and 79,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority; 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife; and 5,999 shares which Mr. Bainum has the right to acquire pursuant to stock options which are exercisable within 60 days after August 10, 1998.

 (5) Includes 5,417,761 shares owned by Bainum Associates and 4,415,250 shares owned by MC Investments in both of which the Stewart Bainum, Jr. Declaration of Trust, the sole trustee of which is Stewart Bainum, Jr. (the "SB, Jr. Trust"), is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid-Pines Associates, L.P. ("Mid-Pines"), in which the SB, Jr. Trust is managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment in which the SB, Jr. Trust has shared voting authority; and 164,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are exercisable within 60 days after August 10, 1998.

 (6) Includes 141,320 shares which Mr. Buckley has the right to acquire pursuant to stock options which are exercisable within 60 days after August 10, 1998.

 (7) Includes 9,487 shares which Mr. Longfield has the right to acquire pursuant to stock options which are exercisable within 60 days after August 10, 1998.

 (8) Includes 81,472 shares held by family members of Mr. Ormond and 89,286 shares held in trust for certain family members of Mr. Ormond. Mr. Ormond disclaims any beneficial interest in the shares held by family members or in trust.

 (9) Includes 3,159 shares which Mr. Simmons has the right to acquire pursuant to stock options which are exercisable within 60 days after August 10, 1998.

(10) Includes 38,082 shares which Mr. Rempe has the right to acquire pursuant to stock options which are exercisable within 60 days after August 10, 1998.

(11) Includes a total of 2,592 shares and 3,220 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with Manor Care pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan (based upon a report of each plan's trustee for June 1997).

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial statements are presented assuming the Merger will be accounted for as a pooling of interests. For a description of pooling of interests accounting with respect to the Merger, see "The Merger -- Accounting Treatment of the Merger."

     The unaudited pro forma condensed combined income statements reflect the combination of the historical operating results of HCR for the years ended December 31, 1997, 1996 and 1995, and for the six months ended June 30, 1998 and 1997 with the historical results of Manor Care for the twelve months ended November 30, 1997 and historical operating results for the years ended May 31, 1996 and 1995 and for the six months ended May 31, 1998 and 1997, restated to reflect the results of Vitalink as a discontinued operation for all periods presented. On April 27, 1998, Genesis announced that it had entered into a definitive agreement to acquire Vitalink. The unaudited pro forma condensed combined balance sheet reflects the combination of the historical balance sheet of HCR at June 30, 1998 with the historical balance sheet of Manor Care at May 31, 1998, which have been adjusted on a pro forma basis.

     For all applicable periods in the unaudited pro forma condensed combined income statements, shares used in the computation of basic and diluted earnings per common share and equivalent shares assume a one for one exchange.

     The unaudited pro forma condensed combined financial statements do not reflect the restructuring charge expected to be incurred by HCR Manor Care in connection with the Merger. The restructuring charge will include costs associated with the merger of HCR and Manor Care including severance, duplicative systems and other operations consolidation expenses. The unaudited pro forma condensed combined financial statements also do not give effect to the revenue enhancements and cost savings expected to be realized in connection with the Merger. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results or financial position that actually would have occurred had the Merger been consummated on the dates indicated or that may be obtained in the future. See "The Combined Company -- Business and Strategy." These pro forma financial statements should be read in conjunction with the related historical financial statements and notes thereto of HCR and Manor Care incorporated by reference in this Joint Proxy Statement/Prospectus.

          HEALTH CARE AND RETIREMENT CORPORATION AND MANOR CARE, INC.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                                    HCR             MANOR CARE
                                              SIX MONTHS ENDED   SIX MONTHS ENDED    PRO FORMA    PRO FORMA
                                               JUNE 30, 1998       MAY 31, 1998     ADJUSTMENTS    COMBINED
                                              ----------------   ----------------   -----------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues....................................      $456,278           $693,807                     $1,150,085
Expenses
  Operating.................................       354,864            529,666                        884,530
  General and administrative................        18,855             32,513                         51,368
  Depreciation and amortization.............        19,642             40,516                         60,158
  Provisions for asset impairment and
     restructuring..........................                           13,500                         13,500
                                                  --------           --------        --------     ----------
                                                   393,361            616,195                      1,009,556
                                                  --------           --------        --------     ----------
Income from continuing operations before
  other income (expenses) and income
  taxes.....................................        62,917             77,612                        140,529
Other income (and expenses)
  Interest expense..........................        (9,191)           (12,901)                       (22,092)
  Minority interest.........................                             (160)                          (160)
  Interest income from advances to
     discontinued lodging segment...........                             (901)                          (901)
  Interest income and other.................         3,589              4,001                          7,590
                                                  --------           --------        --------     ----------
Income from operations before income
  taxes.....................................        57,315             67,651                        124,966
Income taxes................................        17,596             23,733                         41,329
                                                  --------           --------        --------     ----------
Income from continuing operations...........      $ 39,719           $ 43,918                     $   83,637
                                                  ========           ========        ========     ==========
Earnings per common share -- income from
  continuing operations
     Basic..................................          $0.89             $0.69                          $0.77
     Diluted................................         $0.86               $0.68                         $0.75
Shares used in computing earnings per common
  share
     Basic..................................        44,386             63,841                        108,227
     Diluted................................        46,213             64,869                        111,082

          HEALTH CARE AND RETIREMENT CORPORATION AND MANOR CARE, INC.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                HCR             MANOR CARE
                                             SIX MONTHS         SIX MONTHS
                                               ENDED              ENDED          PRO FORMA    PRO FORMA
                                           JUNE 30, 1997       MAY 31, 1997     ADJUSTMENTS    COMBINED
                                           -------------       ------------     -----------   ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues................................      $434,268           $671,049                     $1,105,317
Expenses
  Operating.............................       344,923            521,039                        865,962
  General and administrative............        16,358             36,690                         53,048
  Depreciation and amortization.........        17,855             36,569                         54,424
                                              --------           --------        --------     ----------
                                               379,136            594,298                        973,434
                                              --------           --------        --------     ----------
Income from continuing operations before
  other income (expenses) and income
  taxes.................................        55,132             76,751                        131,883
Other income (and expenses)
  Interest expense......................        (8,460)           (20,962)                       (29,422)
  Minority interest.....................                            1,025                          1,025
  Interest income from advances to
     discontinued lodging segment.......                           11,064                         11,064
  Interest income and other.............         1,731              3,889                          5,620
                                              --------           --------        --------     ----------
Income from operations before income
  taxes.................................        48,403             71,767                        120,170
Income taxes............................        14,860             26,902                         41,762
                                              --------           --------        --------     ----------
Income from continuing operations.......      $ 33,543           $ 44,865                     $   78,408
                                              ========           ========        ========     ==========
Earnings per common share -- income from
  continuing operations
  Basic.................................     $    0.75           $   0.71                     $     0.73
  Diluted...............................     $    0.72           $   0.70                     $     0.71
Shares used in computing earnings per
  common share
  Basic.................................        44,617             63,473                        108,090
  Diluted...............................        46,523             64,279                        110,802

          HEALTH CARE AND RETIREMENT CORPORATION AND MANOR CARE, INC.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                               MANOR CARE
                                               HCR            TWELVE MONTHS
                                           YEAR ENDED             ENDED          PRO FORMA    PRO FORMA
                                        DECEMBER 31, 1997   NOVEMBER 30, 1997   ADJUSTMENTS    COMBINED
                                        -----------------   -----------------   -----------   ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..............................      $891,963           $1,336,571                     $2,228,534
Expenses
  Operating...........................       705,867            1,055,056                      1,760,923
  General and administrative..........        34,983               64,898                         99,881
  Depreciation and amortization.......        37,395               75,328                        112,723
                                            --------           ----------        --------     ----------
                                             778,245            1,195,282                      1,973,527
                                            --------           ----------        --------     ----------
Income from continuing operations
  before other income (expenses) and
  income taxes........................       113,718              141,289                        255,007
Other income (and expenses)
  Interest expense....................       (17,203)             (39,602)                       (56,805)
  Minority interest...................                             13,245                         13,245
  Interest income from advances to
     discontinued lodging segment.....                             16,058                         16,058
  Interest income and other...........         4,670                8,180                         12,850
                                            --------           ----------        --------     ----------
Income from operations before income
  taxes...............................       101,185              139,170                        240,355
Income taxes..........................        31,064               54,000                         85,064
                                            --------           ----------        --------     ----------
Income from continuing operations.....      $ 70,121           $   85,170                     $  155,291
                                            ========           ==========        ========     ==========
Earnings per common share -- income
  from continuing operations
  Basic...............................         $1.57                $1.34                          $1.44
  Diluted.............................         $1.51                $1.32                          $1.40
Shares used in computing earnings per
  common share
  Basic...............................        44,548               63,611                        108,159
  Diluted.............................        46,515               64,366                        110,881

          HEALTH CARE AND RETIREMENT CORPORATION AND MANOR CARE, INC.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                      HCR            MANOR CARE
                                                   YEAR ENDED        YEAR ENDED     PRO FORMA    PRO FORMA
                                               DECEMBER 31, 1996    MAY 31, 1996   ADJUSTMENTS    COMBINED
                                               -----------------    ------------   -----------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.....................................       $782,023         $1,141,911                  $1,923,934
Expenses
  Operating..................................        625,331            883,459                   1,508,790
  General and administrative.................         32,182             72,322                     104,504
  Depreciation and amortization..............         30,677             63,723                      94,400
  Provisions for asset impairment and
     restructuring...........................                            26,300                      26,300
                                                    --------         ----------     --------     ----------
                                                     688,190          1,045,804                   1,733,994
                                                    --------         ----------     --------     ----------
Income from continuing operations before
  other income (expenses) and income taxes...         93,833             96,107                     189,940
Other income (and expenses)
  Interest expense...........................        (11,798)           (31,259)                    (43,057)
  Minority interest..........................                               740                         740
  Interest income from advances to
     discontinued lodging segment............                            19,673                      19,673
  Interest income and other..................          2,883              5,385                       8,268
                                                    --------         ----------     --------     ----------
Income from operations before income taxes...         84,918             90,646                     175,564
Income taxes.................................         25,475             36,694                      62,169
                                                    --------         ----------     --------     ----------
Income from continuing operations............       $ 59,443         $   53,952                  $  113,395
                                                    ========         ==========     ========     ==========
Earnings per common share -- income from
  continuing operations
     Basic...................................          $1.30              $0.86                       $1.05
     Diluted.................................          $1.24              $0.85                       $1.02
Shares used in computing earnings per common
  share
     Basic...................................         45,708             62,628                     108,336
     Diluted.................................         47,835             63,136                     110,971

          HEALTH CARE AND RETIREMENT CORPORATION AND MANOR CARE, INC.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                   HCR            MANOR CARE
                                               YEAR ENDED         YEAR ENDED      PRO FORMA     PRO FORMA
                                            DECEMBER 31, 1995    MAY 31, 1995    ADJUSTMENTS     COMBINED
                                            -----------------    ------------    -----------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..................................      $713,469           $946,761                     $1,660,230
Expenses
  Operating...............................       575,462            719,780                      1,295,242
  General and administrative..............        30,440             63,197                         93,637
  Depreciation and amortization...........        25,973             50,621                         76,594
                                                --------           --------                     ----------
                                                 631,875            833,598                      1,465,473
                                                --------           --------                     ----------
Income from continuing operations before
  other income (expenses) and income
  taxes...................................        81,594            113,163                        194,757
Other income (and expenses)
  Interest expense........................       (10,659)           (23,534)                       (34,193)
  Minority interest.......................                              (82)                           (82)
  Interest income from advances to
     discontinued lodging segment.........                           15,492                         15,492
  Interest income and other...............         1,355              7,277                          8,632
                                                --------           --------                     ----------
Income from operations before income
  taxes...................................        72,290            112,316                        184,606
Income taxes..............................        21,687             44,338                         66,025
                                                --------           --------                     ----------
Income from continuing operations.........      $ 50,603           $ 67,978                     $  118,581
                                                ========           ========                     ==========
Earnings per common share -- income from
  continuing operations
     Basic................................         $1.08              $1.09                          $1.08
     Diluted..............................         $1.03              $1.08                          $1.06
Shares used in computing earnings per
  common share
     Basic................................        46,833             62,480                        109,313
     Diluted..............................        48,963             62,873                        111,836

          HEALTH CARE AND RETIREMENT CORPORATION AND MANOR CARE, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1998

                                                   HCR       MANOR CARE
                                                JUNE 30,      MAY 31,       PRO FORMA        PRO FORMA
                                                  1998          1998       ADJUSTMENTS        COMBINED
                                                --------     ----------    -----------       ---------
                                                                    (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...................  $   8,461    $   48,663                      $   57,124
  Receivables, net of allowances..............    144,110       167,222                         311,332
  Deferred income taxes.......................     19,839        41,619                          61,458
  Other current assets........................      4,704        17,626                          22,330
                                                ---------    ----------                      ----------
       Total current assets...................    177,114       275,130                         452,244
Net property and equipment....................    560,110     1,132,427                       1,692,537
Net investment in discontinued pharmacy
  operations..................................                  193,398                         193,398
Intangible assets, net of amortization........    141,215        28,777                         169,992
Other assets..................................     93,816       111,545                         205,361
                                                ---------    ----------                      ----------
       Total assets...........................  $ 972,255    $1,741,277                      $2,713,532
                                                =========    ==========                      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................  $  35,937    $   55,599                      $   91,536
  Accrued expenses............................    101,521        96,395       20,150(a)         218,066
  Long-term debt due within one year..........        883         6,104                           6,987
                                                ---------    ----------     --------         ----------
       Total current liabilities..............    138,341       158,098       20,150            316,589
Long-term debt................................    282,497       533,729                         816,226
Deferred income taxes.........................     67,276       198,132                         265,408
Other liabilities.............................     21,245        67,860                          89,105
Minority interest.............................                    3,998                           3,998
Stockholders' equity:
  Common stock................................        492         6,712       (6,051)(b)          1,153
  Capital in excess of par....................    274,303       201,895      (45,757)(b)        430,441
  Retained earnings...........................    308,352       622,661      (20,150)(a)        910,863
  Treasury stock, at cost.....................   (120,251)      (51,808)      51,808(b)        (120,251)
                                                ---------    ----------     --------         ----------
       Total stockholders' equity.............    462,896       779,460      (20,150)         1,222,206
                                                ---------    ----------     --------         ----------
       Total liabilities and stockholders'
          equity..............................  $ 972,255    $1,741,277     $      0         $2,713,532
                                                =========    ==========     ========         ==========

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 -- Basis of Presentation

     For accounting purposes, the Merger will be treated as a pooling of interests. Accordingly, the accompanying unaudited pro forma condensed combined financial statements give retroactive effect to the Merger and include the combined operations of HCR and Manor Care for all periods presented. Manor Care revenues of $623.5 million and income from continuing operations of $38.0 million for the period June 1, 1996 to November 30, 1996 have been excluded from the pro forma financial statements.

     HCR's annual financial reporting period on December 31 will be adopted by the combined entity.

Note 2 -- Pro Forma Adjustments

     The adjustments to the pro forma financial statements are as follows:

          (a) To record transaction costs in connection with the Merger, net of income taxes based on an assumed tax rate of 35%.

          (b) To adjust common shares outstanding to reflect the conversion of Manor Care Common Stock and Manor Care outstanding stock options into HCR Manor Care Common Stock based on an Exchange Ratio of one to one. The outstanding stock options of Manor Care will be converted into HCR Manor Care Common Stock using the Black-Scholes method to determine the fair value of the options.

Note 3 -- Transaction Costs and Expenses

     No provision has been reflected in the unaudited pro forma condensed combined income statements for expenses expected to be incurred in connection with the Merger. Estimated costs for the transaction are $31 million, including financial advisory, legal, and accounting fees and expenses, printing and mailing costs, and compensation expense incurred as a result of the acceleration of vesting of certain employee benefits. The unaudited pro forma condensed combined income statements do not give effect to any revenue enhancements and cost savings which may be realized following the Merger. See "The Combined Company -- Business and Strategy."

                        DESCRIPTION OF HCR CAPITAL STOCK

     The following summary description of the capital stock of HCR is qualified in its entirety by the complete text of HCR's Certificate of Incorporation (filed as Exhibit 4.1 to HCR's Registration Statement on Form S-1 filed on August 30, 1991), which is incorporated by reference herein, and the proposed Amended and Restated By-laws which are attached to this Joint Proxy Statement/Prospectus as Annex E.

GENERAL

     The authorized capital stock of HCR consists of 160,000,000 shares of HCR Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share, of HCR ("HCR Preferred Stock"). If the Share Amendment Proposal is approved, the authorized capital stock of HCR will consist of 300,000,000 shares of HCR Common Stock and 5,000,000 shares of HCR Preferred Stock. Based upon the number of shares of Manor Care Common Stock and HCR Common Stock outstanding on the record date of the Manor Care Special Meeting and the record date of the HCR Special Meeting, respectively, it is anticipated that approximately 112,008,639 shares of HCR Common Stock and no shares of HCR Preferred Stock will be issued and outstanding immediately after the consummation of the Merger.

HCR COMMON STOCK

     Each share of HCR Common Stock entitles the holder to one vote on matters submitted to a vote of the stockholders. HCR's Certificate of Incorporation provides for a staggered Board of Directors, with one class being elected each year for a term of three years and the number of directors in each class being as nearly equal as the then-authorized number of directors constituting the Board of Directors permits. The Board of Directors currently consists of seven members but will be increased to ten members. See "The Combined Company -- Governance." The holders of HCR Common Stock will not be entitled to cumulate votes for the election of directors.

     The holders of HCR Common Stock are entitled to receive ratably a share of dividends declared by the HCR Board of Directors. In the event of liquidation, dissolution or winding up of HCR, holders of HCR Common Stock have the right to a ratable portion of the assets of HCR remaining after the payment of liabilities and any liquidation preferences of any outstanding shares of HCR Preferred Stock. The holders of HCR Common Stock have no preemptive rights or rights to convert their HCR Common Stock into other securities. All outstanding shares of HCR Common Stock immediately following completion of the Merger will be fully paid and nonassessable. The rights of the holders of HCR Common Stock will be subject to, and may be adversely affected by, the rights of the holders of HCR Preferred Stock, if any.

     It is a condition to consummation of the Merger that the HCR Manor Care Common Stock to be issued in the Merger be approved for listing on the NYSE, subject to official notification of issuance.

PREFERRED STOCK

     HCR's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of HCR Preferred Stock, in one or more series and with such rights, preferences, privileges and restrictions, including voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences and conversion rights, as the Board of Directors of HCR Manor Care may determine without further action by the holders of HCR Common Stock. HCR has designated 800,000 shares of Preferred Stock as Series A Participating Preferred Stock in connection with its Rights Agreement discussed below. HCR's Certificate of Incorporation provides that HCR's Board of Directors may also from time to time decrease the number of shares of any series of HCR Preferred Stock (but not below the number thereof then outstanding). The HCR Preferred Stock heretofore designated has no voting rights. No HCR Preferred Stock is outstanding, no HCR Preferred Stock will be issued in connection with the Merger, and HCR has no present plans to issue any shares of HCR Preferred Stock.

PREFERRED SHARE PURCHASE RIGHTS

     On May 2, 1995 the Board of Directors of HCR declared a dividend of one Right for each share of HCR Common Stock, $.01 par value, of HCR outstanding at the close of business on June 1, 1995 (the "Record Date"). As long as the Rights are attached to the share of HCR Common Stock, HCR will issue one Right (subject to adjustment) with each new share of HCR Common Stock so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from HCR one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Series A Preferred Shares") at a price of $150 per one one-hundredth of a Series A Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 2, 1995, and amended on June 10, 1998 (the "Rights Agreement"), between HCR and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

     Generally, the Rights will become exercisable only if a person or group becomes an "Acquiring Person" by acquiring the beneficial ownership of 15% or more of the issued and outstanding shares of HCR Common Stock or by commencing or announcing an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 15% or more of the shares of HCR's Common Stock; provided, however, that Stewart Bainum, his spouse or widow, their lineal descendants and their lineal descendant's spouses, widows or widowers (each a "Bainum Family Member"), certain trusts, partnerships and corporations established for the benefit of a Bainum Family Member (a "Bainum Family Entity"), and transferees of HCR Common Stock from a Bainum Family Member or a Bainum Family Entity will not become an "Acquiring Person" unless such person or entity (individually or as part of a group) acquires beneficial ownership of, or commences or announces a tender offer or exchange offer whose successful completion would cause such person or entity (individually or as part of a group) to acquire beneficial ownership of, 20% or more of the accrued and outstanding shares of HCR Common Stock. Prior to the acquisition by a person or group of 15% (or in the case of a Bainum Family Member, a Bainum Family Entity or a permitted transferee thereof, 20%) beneficial ownership of HCR Common Stock, the Rights are not exercisable.

     Each Series A Preferred Share purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of HCR Common Stock. In the event of liquidation, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of HCR Common Stock. Each Series A Preferred Share will have 100 votes and will vote together with the shares of HCR Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of HCR Common Stock are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per share of HCR Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one share of HCR Common Stock.

     In the event that a person or group becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding shares of HCR Common Stock approved by the Board) or if HCR were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the shares of HCR Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of HCR Common Stock having a market value of two times the then current Purchase Price of the Right. With certain exceptions, in the event that HCR were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

     At any time after a person or group becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding shares of HCR Common Stock approved by the Board) and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of HCR Common Stock, HCR's Board of Directors may cause HCR to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of shares of HCR Common Stock having an aggregate value equal to the spread (excess of the value of the shares of HCR Common Stock issuable upon exercise of a Right after a person or group becomes an Acquiring Person over the Purchase Price) per Right (subject to adjustment).

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person (except pursuant to certain cash offers for all outstanding shares of HCR Common Stock approved by the Board). The redemption of the Rights by the HCR Board of Directors may be made effective at such time, on such basis and with such conditions as the HCR Board of Directors in its sole discretion may establish. HCR may, at its option, pay the $.01 to redeem the Rights in cash, HCR Common Stock (based on the current per share market price at the time of the redemption) or any other form of consideration deemed appropriate by the HCR Board of Directors. Immediately upon the action of the HCR Board of Directors electing to redeem the Rights, HCR shall make an announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of HCR beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends. The Rights will expire on May 2, 2005, subject to HCR's right to extend such date, unless earlier redeemed or exchanged by HCR or terminated.

CERTAIN EFFECTS OF PREFERRED SHARE PURCHASE RIGHTS

     The issuance of the Rights to purchase shares of HCR Preferred Stock will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire HCR on terms not approved by the Board of Directors of HCR. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of HCR prior to the first date that a person or group has acquired beneficial ownership of 15% (or in the case of a Bainum Family Member, a Bainum Family Entity or a permitted transferee thereof, 20%) or more of the HCR Common Stock, as the Rights will be redeemable by HCR at $0.01 per Right prior to such time.

DELAWARE STATUTORY MATTERS

     As a corporation organized under the laws of the State of Delaware, HCR is subject to Section 203 of the DGCL, which restricts certain business combinations between HCR and an "interested stockholder" (in general, a stockholder owning 15% or more of the outstanding voting stock of HCR) or such stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if: (i) prior to an interested stockholder becoming such, the HCR Board of Directors approves either the business combination or the transaction by which such person became an interested stockholder; (ii) upon consummation of the transaction, the interested stockholder owns at least 85% of the voting stock of HCR outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are both directors and officers of HCR); or (iii) at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by the HCR Board of Directors and authorized at an annual or special meeting of HCR's stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of HCR not owned by the interested stockholder.

     HCR's Certificate of Incorporation also prohibits business combinations with "Interested Stockholders" and defines them to be anyone who is or intends to become the beneficial owner of 10% or more of the voting stock of HCR. Unless approved by a majority of Continuing Directors (as defined in HCR Certificate of Incorporation) or the Interested Stockholder satisfies a number of criteria relating to, among other things, the consideration to be received by HCR stockholders and the public disclosure of the business combination, a proposed business combination with an Interested Stockholder requires the affirmative vote of 75% of all the votes entitled to be cast by holders of HCR voting stock and not less than a majority of votes entitled to be cast by holders of HCR voting stock, excluding the votes of the interested stockholder.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent of HCR is Harris Trust and Savings Bank.

 COMPARISON OF RIGHTS OF HOLDERS OF HCR COMMON STOCK AND HOLDERS OF MANOR CARE
                                  COMMON STOCK

     As a consequence of the consummation of the Merger, stockholders of Manor Care will become stockholders of HCR which will thereafter be renamed HCR Manor Care, Inc. immediately after the Effective Time and, unless its Board of Directors elects otherwise, Manor Care, Inc. on the one-year anniversary of the Effective Time. The following is a summary of certain differences between the rights of holders of Manor Care Common Stock and the rights of holders of HCR Manor Care Common Stock after the Merger. As each of HCR, Manor Care and HCR Manor Care is organized under the DGCL these differences arise solely from various provisions of the certificate of incorporation, by-laws and rights agreements of each of Manor Care and HCR, as amended and the amendments made to the by-laws and rights agreement of HCR Manor Care in connection with the Merger.

     The following summary does not purport to be a complete statement of the rights of Manor Care's stockholders under the Certificate of Incorporation, as amended, of Manor Care (the "Manor Care Charter"), the by-laws of Manor Care (the "Manor Care By-laws") and the amended Manor Care Rights Agreement (as defined below) as compared with the rights of HCR's stockholders under the Certificate of Incorporation, as amended, of HCR (the "HCR Charter"), the amended by-laws of HCR (the "HCR By-laws") and the amended HCR Rights Agreement (as defined below), or a complete description of the specific provisions referred to therein. This summary is qualified in its entirety by reference to the governing corporate instruments, including the aforementioned instruments, of Manor Care and HCR, copies of which have been filed as exhibits hereto or to documents incorporated herein by reference.

MEETINGS OF STOCKHOLDERS

     The HCR By-laws provide that a special meeting of stockholders may be called by a majority of the HCR Board of Directors or a committee of the HCR Board which has been designated by the HCR Board and whose powers and authority, as provided in a resolution of the HCR Board or the HCR By-laws, include the power to call such meetings. The Manor Care By-laws provide that a special meeting of stockholders may be called at the direction of the chairman, vice chairman, or president or at the written request of the majority of the Manor Care Board of Directors or of holders of a majority of the outstanding shares of Manor Care permitted to vote.

     In addition, as corporations organized under the laws of the State of Delaware, HCR and Manor Care each hold an annual stockholders meeting at which directors are elected and other matters are considered. The HCR By-laws allow an HCR stockholder to bring before such an annual meeting only those matters for which the stockholder has given timely notice to the Corporate Secretary. Similarly, an HCR stockholder must give timely notice of any director nominations to the Corporate Secretary. The Manor Care By-laws do not contain such restrictions.

CERTAIN VOTING RIGHTS WITH RESPECT TO MERGERS

     Under Delaware law, certain mergers and consolidations or the sale of all or substantially all of the assets of a corporation require the approval of the holders of a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares of such corporation entitled to vote thereon. Neither the HCR Charter nor the Manor Care Charter requires a higher percentage.

CERTAIN VOTING RIGHTS WITH RESPECT TO TRANSACTIONS WITH INTERESTED STOCKHOLDERS

     As corporations organized under the laws of the State of Delaware, HCR and Manor Care are subject to Section 203 of the DGCL, which restricts, subject to certain exceptions, certain business combinations between a corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of the outstanding voting stock of such corporation) or such stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder."

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Manor Care Charter provides that any action required or permitted to be taken by Manor Care stockholders at any annual or special meeting of the Manor Care stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, shall be signed by the holders of at least the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted and if prompt notice of such action by written consent is promptly given to any nonconsenting stockholder. The HCR Charter provides that any action required or permitted to be taken by HCR stockholders may be taken by HCR stockholders only at annual or special meetings of HCR stockholders and HCR stockholders may not act by written consent.

NUMBER AND CLASSIFICATION OF DIRECTORS

     Under Delaware law, the number of directors shall be fixed by or in the manner provided in the by-laws, unless the certificate of incorporation provides otherwise or fixes the number of directors, in which case a change in the number of directors shall be made in accordance with the Certificate of Incorporation or, in the case where the number of directors is fixed by the Certificate of Incorporation, only by amendment to the certificate. The Manor Care By-laws provide that the number of directors shall be determined by the Manor Care Board of Directors, but in no event shall be less than three (3) nor more than eleven
(11). The HCR Charter provides that the number of directors shall be not less than one (1) nor more than fifteen (15) with the number of directors being fixed from time to time by a resolution passed by the HCR Board (exclusive of directors who may be elected by holders of preferred stock of HCR which may be outstanding). After the Merger, the HCR By-laws will provide for a ten (10) person board for HCR Manor Care composed of five (5) HCR Designees and five (5) Manor Care Designees.

     Delaware law permits (but does not require) a certificate of incorporation to provide that a board of directors be divided into classes, with each class having a term of office longer than one year but not longer than three years. The HCR Charter provides that the HCR Board shall have three classes, which shall be as nearly equal in number as possible. The directors of each class shall serve for a term ending at the third annual meeting following the annual meeting at which they were elected. The Manor Care Charter does not provide for a classified board and, accordingly, all directors are elected annually for a term of one year or until a successor is duly qualified and elected.

CUMULATIVE VOTING

     Under Delaware law, stockholders of a corporation are not entitled to cumulate their votes in the election of directors unless the corporation's certificate of incorporation so provides. Neither the HCR Charter nor the Manor Care Charter provides for cumulative voting.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under Delaware law, any or all directors of a corporation, such as Manor Care, that does not have cumulative voting or a classified board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. Unless such corporation's certificate of incorporation provides otherwise, a director on a classified board may only be removed only for cause. HCR has a classified board and the HCR Charter provides that such directors may be removed only for cause. The Manor Care By-laws provides that a director may be removed only for cause upon the affirmative vote of a majority of all other directors present.

     Under Delaware law, unless otherwise provided in the corporation's certificate of incorporation or by-laws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office. The Manor Care By-laws provide that any vacancy shall be filled by a majority vote of the remaining directors of the class in which the vacancy occurs then in office. After the Merger, the HCR By-laws will provide that should a vacancy in the HCR Manor Care Board occur or be created (whether arising through death, retirement, resignation, or removal), such vacancy shall be filled by the affirmative vote of a majority of the remaining directors that are HCR Designees or Manor Care Designees, as applicable, even though less than a quorum of the Board. The Manor Care By-laws require that directors, other than the chairman or vice chairman retire, as of the annual meeting of stockholders next following the date they attain the age of 72 years. The HCR By-laws contain no such provision.

LIMITATION ON DIRECTORS' LIABILITY

     Under the Delaware law, a corporation's charter may limit or eliminate the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for a breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or as amended from time to time, or (iv) for any transaction from which the director derived an improper personal benefit. Both the HCR Charter and the Manor Care Charter limit the liability of directors to the fullest extent permitted by the DGCL.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Both the Manor Care Charter and the HCR Charter generally provide for the indemnification of persons serving as a director, officer, employee or agent of the respective corporations or at the request of the respective corporations as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, to the fullest extent authorized by the DGCL.

AMENDMENT OF BY-LAWS

     Under Delaware law, the power to adopt, amend or repeal by-laws is vested in the stockholders unless the certificate of incorporation confers the power to adopt, amend or repeal by-laws upon the directors as well. Both the HCR Charter and the Manor Care Charter authorize the board of directors and stockholders to amend their respective by-laws, although any subsequent amendment of the governance provisions described in the proposed amendment to the HCR By-laws would require the affirmative vote of 75% of the members of the board of directors or 80% of the outstanding shares of HCR Manor Care.

RIGHTS AGREEMENTS

     On February 24, 1998, the Manor Care Board declared a dividend distribution of one preferred stock purchase right ("Manor Care Right") for each share of Manor Care Common Stock outstanding on April 3, 1998 pursuant to the Rights Agreement, dated February 24, 1998 between Manor Care and ChaseMellon Shareholder Services, L.L.C. (as amended, the "Manor Care Rights Agreement").

     Each Manor Care Right entitles the registered holder thereof to purchase from Manor Care one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $175 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons, subject to certain exceptions (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Manor Care Common Stock or other voting securities ("Manor Care Voting Stock") that have 20% or more of the voting power of the outstanding shares of Manor Care Voting Stock or (ii) ten calendar days (or such later date as may be determined by action of the Manor Care Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in such person or group acquiring, or obtaining the right to acquire, beneficial ownership of Manor Care Voting Stock having 20% or more of the voting power of the outstanding shares of Manor Care Voting Stock (the earlier of such dates being called the "Distribution Date"), the Manor Care Rights will be evidenced by such Manor Care Common Stock certificates.

     In the event that a person becomes an Acquiring Person, each holder of a Manor Care Right will thereafter have the right to receive, upon exercise, Manor Care Common Stock (or, in certain circumstances, cash, property or other securities of Manor Care) having a value equal to two times the Purchase Price of the Manor Care Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Manor Care Rights that are, or (under certain circumstances specified in the Manor Care Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Shares Acquisition Date, (i) Manor Care is acquired in a merger or other business combination transaction, or
(ii) 50% or more of Manor Care's assets or earning power is sold or transferred, each holder of a Manor Care Right (except Manor Care Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Manor Care Right.

     On June 10, 1998, Manor Care amended the Manor Care Rights Agreement to exclude HCR from the definition of Acquiring Person and to add certain statements clarifying that the Merger would not trigger provisions of the Manor Care Rights Agreement.

     The HCR Rights Agreement is described above in "Description of HCR Capital Stock -- Preferred Share Purchase Rights."

                              HCR VOTING PROPOSALS
TRANSACTION PROPOSAL

     One of the purposes of the HCR Special Meeting is to obtain approval of the Transaction Proposal. The Transaction Proposal will (i) permit HCR to issue shares of HCR Common Stock in exchange for shares of Manor Care Common Stock pursuant to the Merger and (ii) amend HCR's by-laws effective upon consummation of the Merger to require the approval of at least 80% of HCR's outstanding shares or at least 75% of the members of HCR's Board of Directors to amend certain sections of the by-laws relating to corporate governance, which sections provide that from and after the Effective Time until and including the second annual stockholder meeting of HCR Manor Care held after the Effective Time, (x) the size of the board of directors cannot be changed without the approval of at least 75% of its members, (y) the seats on the board of directors shall initially be evenly allocated between Manor Care Designees and HCR Designees and that the Manor Care Designees and HCR Designees shall each be entitled, subject to their fiduciary duties, to appoint or nominate successor Manor Care Designees and HCR Designees, respectively, and (z) each existing committee of HCR's Board of Directors shall have four members, consisting of two Manor Care Designees and two HCR Designees. The amended and restated by-laws, which will become effective upon consummation of the Merger, and which include the terms previously adopted by the Board of Directors of HCR, as well as the proposed amendment to Article VI of the HCR By-laws for which stockholder approval is sought, are set forth in Annex E. Approval of the issuance of HCR Common Stock in the Merger and such amendment to the HCR's By-laws by the requisite vote of the stockholders of HCR is a condition to the consummation of the Merger.

     It is a condition to the consummation of the Merger that HCR list HCR Common Stock to be issued in the Merger on the NYSE. In order to satisfy this listing requirement, HCR must comply with certain rules promulgated by the NYSE. These rules include the requirement that, with certain exceptions, issuers obtain stockholder approval when common stock (or securities convertible into or exercisable for common stock) are to be issued in a transaction or a series of transactions, other than a public offering for cash, and such common stock has upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock (or securities convertible into or exercisable for common stock).

     The HCR Board of Directors unanimously recommends you vote FOR the Transaction Proposal.

SHARE AMENDMENT PROPOSAL

     At the HCR Special Meeting, the holders of HCR Common Stock will be asked to consider and vote upon the Share Amendment Proposal. According to the Share Amendment Proposal, the first paragraph of Article IV of HCR's Certificate of Incorporation would be revised to read, in its entirety, as follows:

          "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Three Hundred and Five Million (305,000,000), consisting of Three Hundred Million (300,000,000) shares of common stock, par value $.01 per share (hereinafter called the "Common Stock"), and Five Million (5,000,000) shares of preferred stock, par value $.01 per share (hereinafter called the "Preferred Stock")."

     The increase in the number of authorized shares of HCR Common Stock will provide additional shares for issuance, without the delay and expense of further stockholder approval, at such time or times and for such proper corporate purposes as the HCR Board of Directors may in the future deem advisable. Such shares may be issued if and when the HCR Board of Directors decides it is in the best interest of HCR to do so which may include, without limitation, issuances
(i) as part of an acquisition transaction (as in the case of the Merger); (ii) to obtain funds through the sale of HCR Common Stock; (iii) to declare a stock split or stock dividend; (iv) in respect of employee benefit or stock plans; or
(v) for other purposes. Unless required by applicable law, the rules of the NYSE, the HCR Certificate of Incorporation or the HCR By-laws, it is not anticipated that HCR will solicit the votes of stockholders prior to the issuance of HCR Common Stock for any of the purposes described above. The Merger is not conditioned upon approval of the Share Amendment Proposal.

     The HCR Board of Directors unanimously recommends you vote FOR the Share Amendment Proposal.

EMPLOYEE OPTION PROPOSAL

     One of the purposes of the HCR Special Meeting is to obtain approval and adoption of the Employee Option Proposal.

     The Employee Option Proposal will increase the number of shares of HCR Common Stock authorized for issuance pursuant to Health Care and Retirement Corporation's Amended Stock Option Plan for Key Employees by 3,000,000 shares, effective upon consummation of the Merger.

     The HCR Board of Directors believes that the proposed increase in the number of shares available for issuance under this plan is necessary in order to accommodate the expanded workforce of the Combined Company, thus permitting HCR Manor Care to continue to compete with other companies offering similar plans in attracting and retaining the most experienced and able employees. This plan, which covers a broad-based group of employees, is intended to tie a material portion of employee compensation to increases in stockholder value.

     Accordingly, on August 13, 1998, the HCR Board of Directors approved, subject to stockholder approval, the amendment increasing the total number of shares of HCR Common Stock currently authorized for issuance under the Health Care and Retirement Corporation Amended Stock Option Plan for Key Employees by 3,000,000 shares (which would increase the total number of shares authorized for issuance pursuant to the Health Care and Retirement Corporation Amended Stock Option Plan for Key Employees from 8,199,000 to 11,199,000). Approval of the Employee Option Proposal is not a condition to the consummation of the Merger.

     The HCR Board of Directors unanimously recommends you vote FOR the Employee Option Proposal.

DIRECTOR OPTION PROPOSAL

     One of the purposes of the HCR Special Meeting is to obtain approval and adoption of the Director Option Proposal. The Director Option Proposal will increase the number of shares of HCR Common Stock authorized for issuance pursuant to the Health Care and Retirement Corporation Stock Option Plan for Outside Directors by 500,000 shares, effective upon consummation of the Merger.

     The HCR Board of Directors believes that the proposed increase in the number of shares available for issuance under this plan is necessary in order to accommodate the increased membership in the Board of Directors of HCR Manor Care, thus permitting HCR Manor Care to continue to compete with other companies offering similar plans in attracting and retaining the most experienced and able directors.

     Accordingly, on August 13, 1998, the HCR Board of Directors approved, subject to stockholder approval, the amendment increasing the total number of shares of HCR Common Stock currently authorized for issuance under the Health Care and Retirement Corporation Stock Option Plan for Outside Directors by 500,000 shares (which would increase the total number of shares authorized for issuance pursuant to the Health Care and Retirement Corporation Stock Option Plan for Outside Directors from 300,000 to 800,000).

     Under the terms of the Health Care and Retirement Corporation Stock Option Plan for Outside Directors, each non-management director of HCR Manor Care receives an option to purchase 9,000 shares of HCR Common Stock upon election to the Board and, after completing one year of service, an additional option to purchase 9,000 shares of HCR Common Stock on the business day immediately following each annual stockholders' meeting for so long as such person continues to serve as a director. The per share exercise price of each option is the fair market value of a share of HCR Common Stock on the date of grant. Options granted under this plan are immediately exercisable. Approval of the Director Option Proposal is not a condition to the consummation of the Merger.

     The HCR Board of Directors unanimously recommends you vote FOR the Director Option Proposal.

RESTRICTED STOCK PROPOSAL

     One of the purposes of the HCR Special Meeting is to obtain approval and adoption of the Restricted Stock Proposal.

     The Restricted Stock Proposal will increase the number of shares of HCR Common Stock authorized for issuance pursuant to the Health Care and Retirement Corporation Amended Restricted Stock Plan (the "Restricted Stock Plan") by 500,000 shares, effective upon consummation of the Merger.

     The HCR Board of Directors believes that the proposed increase in the number of shares available for issuance under the Restricted Stock Plan is necessary in order to accommodate the expanded workforce of the Combined Company, thus permitting HCR Manor Care to compete with other companies offering similar plans in attracting and retaining the most experienced and able employees. Awards of restricted stock provides employees with important financial incentives which are directly linked to increases in stockholder value.

     On August 13, 1998, the HCR Board of Directors approved, subject to stockholder approval, the amendment increasing the total number of shares of HCR Common Stock currently authorized for issuance under the Restricted Stock Plan by 500,000 shares (which would increase the total number of shares authorized for issuance pursuant to the Restricted Stock Plan from 1,392,866 to 1,892,866). Approval of the Restricted Stock Proposal is not a condition to the consummation of the Merger.

     The HCR Board of Directors unanimously recommends you vote FOR the Restricted Stock Proposal.

                            THE MANOR CARE PROPOSAL

     The purpose of the Manor Care Special Meeting is to obtain stockholder approval and adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement. Such approval by a majority of the outstanding stock of Manor Care entitled to vote is required by Section 251 of the DGCL and by the Merger Agreement. Approval and adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement by the requisite vote of the stockholders of Manor Care is a condition to the consummation of the Merger.

     The Manor Care Board of Directors unanimously recommends you vote FOR the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement.

                             STOCKHOLDER PROPOSALS

     If the Merger is consummated, the first annual meeting of the stockholders of HCR Manor Care after such consummation is expected to be held on or about May 5, 1999. If the Merger is not consummated, the 1999 annual meeting of stockholders of HCR is expected to be held on or about May 5, 1999 and the 1998 annual meeting of the stockholders of Manor Care is expected to be held in the fourth quarter of calendar year 1998.

     The HCR Manor Care By-laws require that to properly bring business before an annual meeting, a stockholder must give timely written notice containing the information required by the HCR Manor Care By-laws to HCR Manor Care's corporate secretary. To be timely, a stockholder's notice containing the information required by the HCR Manor Care By-laws must be delivered to or mailed and received at the principal executive offices of HCR Manor Care not less than sixty days nor more than ninety days prior to the meeting; provided, however, that in the event that less than seventy days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever occurs first.

     In the event the Merger is not consummated, the only stockholder proposals eligible to be considered for inclusion in the proxy materials for the 1999 annual meetings of HCR and Manor Care will be those which were duly submitted to the Secretary of HCR or Manor Care, as the case may be, by March 5, 1999 in the case of HCR and by April 17, 1999 in the case of Manor Care or as provided in the respective 1999 Annual Meeting Proxy Statements of HCR and Manor Care. Notwithstanding the foregoing, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment of the meeting for the purpose of providing management additional time to solicit votes to approve such proposal. In the case of any stockholder proposal made at the 1999 annual meetings of HCR or Manor Care that is not included in the respective 1999 Annual Meeting Proxy Statements and proxy of HCR or Manor Care, HCR or Manor Care may exercise discretionary voting authority with respect to such stockholder proposal unless notice of such proposal is received by March 5, 1999, in the case of HCR or July 1, 1999, in the case of Manor Care.

                                 LEGAL MATTERS

     The validity of the shares of HCR Manor Care Common Stock to be issued in connection with the Merger will be passed upon by Latham & Watkins, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of HCR as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Joint Proxy Statement/Prospectus of HCR, which is referred to and made a part of the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein. Such consolidated financial statements are incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. It is expected that a representative of Ernst & Young LLP will be present at the HCR Special Meeting to respond to appropriate questions of HCR stockholders and to make a statement if such representative desires.

     The consolidated financial statements of Manor Care, Inc. as of May 31, 1998 and 1997 and for each of the three years ended May 31, 1998 included or incorporated by reference in this Joint Proxy Statement/

Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 OTHER MATTERS

     As of the date of this Joint Proxy Statement/Prospectus, the HCR Board of Directors and the Manor Care Board of Directors know of no matters that will be presented for consideration at the HCR Special Meeting or the Manor Care Special Meeting other than as described in this Joint Proxy Statement/ Prospectus. If any other matters shall properly come before either stockholder meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of HCR and Manor Care.

                      WHERE YOU CAN FIND MORE INFORMATION

     HCR and Manor Care file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You may inspect information we file with the NYSE at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     HCR filed a Registration Statement on Form S-4 to register with the SEC the HCR Manor Care Common Stock to be issued to Manor Care stockholders in the Merger. This Joint Proxy Statement/ Prospectus is a part of that Registration Statement and constitutes a prospectus of HCR in addition to being a proxy statement of HCR and Manor Care for the Special Meetings. As allowed by SEC rules, this Joint Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" information into this Joint Proxy Statement/ Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

     HCR SEC FILINGS (FILE NO. 1-10858)                           PERIOD
     ----------------------------------                           ------
Annual Report on Form 10-K...................  Year ended December 31, 1997 (as amended by
                                               Form 10-K/A filed on March 30, 1998)
Quarterly Reports on Form 10-Q...............  Quarters ended March 31, 1998 and June 30,
                                               1998
Proxy Statement on Schedule 14-A.............  Filed on March 24, 1998
Current Report on Form 8-K...................  Filed on June 16, 1998
Registration Statement on Form 8-A...........  Filed on May 18, 1995 (and all amendments thereto)
Registration Statement on Form S-1...........  Filed on August 30, 1991 (and all amendments thereto)

  MANOR CARE SEC FILINGS (FILE NO. 1-8195)                        PERIOD
  ----------------------------------------                        ------
Annual Report on Form 10-K...................  Fiscal year ended May 31, 1998
Current Report on Form 8-K...................  Filed on June 16, 1998
Proxy Statement on Schedule 14-A.............  Filed on August 15, 1997

     We are also incorporating by reference additional documents that we may file with the SEC between the date of this Joint Proxy Statement/Prospectus and the dates of the Special Meetings of our stockholders.

     HCR has supplied all information contained or incorporated by reference in this Joint Proxy Statement/ Prospectus relating to HCR and Manor Care has supplied all such information relating to Manor Care.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Joint Proxy Statement/Prospectus. Stockholders may obtain documents incorporated by reference in this Joint Proxy Statement/Prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

Health Care and Retirement Corporation     Manor Care, Inc.
Attention: R. Jeffrey Bixler, Secretary    Attention: James H. Rempe, Secretary
One SeaGate                                11555 Darnestown Road
Toledo, Ohio 43604-2616                    Gaithersburg, Maryland 20878-3200
Telephone: (419) 252-5500                  Telephone: (301) 979-4000

     If you would like to request documents from us, please do so by September 17, 1998 to receive them before the Special Meetings.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED AUGUST 18, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 18, 1998, AND NEITHER THE MAILING OF THE JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF HCR MANOR CARE COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                                                         ANNEX A

--------------------------------------------------------------------------------

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
                                     AMONG
                               MANOR CARE, INC.,
                     HEALTH CARE AND RETIREMENT CORPORATION
                                      AND
                            CATERA ACQUISITION CORP.
                           DATED AS OF JUNE 10, 1998
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I. THE MERGER.......................................   A-4
     1.1. Effective Time of the Merger......................   A-5
     1.2. Effect of the Merger..............................   A-5
     1.3. Certificate of Incorporation; Bylaws..............   A-5
     1.4. Directors and Officers............................   A-5
ARTICLE II. CONVERSION OF SECURITIES........................   A-5
     2.1. Conversion of Capital Stock.......................   A-5
     2.2. Exchange of Certificates..........................   A-6
ARTICLE III. CLOSING........................................   A-8
     3.1. Generally.........................................   A-8
     3.2. Deliveries at the Closing.........................   A-8
ARTICLE IV. REPRESENTATIONS AND WARRANTIES..................   A-8
     4.1. Representations and Warranties of Manor Care......   A-8
     4.2. Joint and Several Representations and Warranties
      of HCR and Merger Sub.................................  A-18
ARTICLE V. CONDUCT OF BUSINESS BEFORE THE EFFECTIVE TIME....  A-27
     5.1. Conduct of Manor Care.............................  A-27
     5.2. Conduct of HCR....................................  A-29
     5.3. Cooperation.......................................  A-31
ARTICLE VI. ADDITIONAL COVENANTS............................  A-31
     6.1. No Solicitation...................................  A-31
     6.2. Joint Proxy Statement; Registration Statement.....  A-32
     6.3. Access to Information.............................  A-33
     6.4. Stockholders' Meetings............................  A-33
     6.5. Legal Conditions to Merger........................  A-33
     6.6. Tax-Free Reorganization...........................  A-34
     6.7. Pooling Accounting................................  A-34
     6.8. Affiliate Agreements..............................  A-34
     6.9. NYSE Listing......................................  A-34
     6.10. Restricted Stock Plans...........................  A-34
     6.11. Consents; Other Approvals........................  A-35
     6.12. Reports..........................................  A-35
     6.13. Additional Agreements; Reasonable Best Efforts...  A-35
     6.14. Confidentiality Agreement........................  A-35
     6.15. Stock Option Agreements..........................  A-35
     6.16. Stockholder Litigation...........................  A-35
     6.17. Pooling Letters..................................  A-35
     6.18. Post-Merger HCR Corporate Governance.............  A-36
     6.19. Name Change......................................  A-36

                                                              PAGE
                                                              ----
ARTICLE VII. CONDITIONS PRECEDENT...........................  A-37
     7.1. Conditions to Each Party's Obligation To Effect
      the Merger............................................  A-37
     7.2. Additional Conditions to Obligations of HCR and
      Merger Sub............................................  A-38
     7.3. Additional Conditions to Obligations of Manor
      Care..................................................  A-38
ARTICLE VIII. CONDUCT AND TRANSACTIONS AFTER THE EFFECTIVE
  TIME......................................................  A-39
     8.1. Employee Matters..................................  A-39
     8.2. Indemnification...................................  A-40
     8.3. Directors and Officers Liability Insurance........  A-40
ARTICLE IX. TERMINATION.....................................  A-40
     9.1. Termination.......................................  A-40
     9.2. Effect of Termination.............................  A-41
     9.3. Fees and Expenses.................................  A-42
ARTICLE X. MISCELLANEOUS PROVISIONS.........................  A-43
     10.1. Termination of Representations and Warranties....  A-43
     10.2. Amendment and Modification.......................  A-43
     10.3. Waiver of Compliance; Consents...................  A-43
     10.4. Press Releases and Public Announcements..........  A-44
     10.5. Notices..........................................  A-44
     10.6. Assignment.......................................  A-44
     10.7. Interpretation; Glossary.........................  A-44
     10.8. Governing Law....................................  A-47
     10.9. Counterparts.....................................  A-47
     10.10. Headings; Internal References...................  A-47
     10.11. Entire Agreement................................  A-47
     10.12. Severability....................................  A-47
     10.13. Equitable Remedies..............................  A-47
     10.14. Disclosure Schedules............................  A-48
EXHIBITS
     A    Form of Voting Agreement
     B-1  Form of HCR Stock Option Agreement
     B-2  Form of Manor Care Stock Option Agreement
     C    Form of Manor Care Affiliate Agreement
     D    Form of HCR Affiliate Agreement
     E    Form of Registration Rights Agreement
     F    Amendment to Manor Care Rights Agreement
     G    Amendment to HCR Rights Agreement

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the "Agreement") is dated as of June 10, 1998, among MANOR CARE, INC., a Delaware corporation ("Manor Care"), HEALTH CARE AND RETIREMENT CORPORATION, a Delaware corporation ("HCR"), and CATERA ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of HCR ("Merger Sub").

                                    RECITALS

     WHEREAS, the Board of Directors of each of the parties deems it desirable and in the best interests of the respective corporations and its stockholders that HCR and Manor Care combine to advance the long-term business interests of Manor Care and HCR and has approved this Agreement and the transactions contemplated hereby;

     WHEREAS, the strategic combination of Manor Care and HCR shall be effected by the terms of this Agreement through a transaction in which Merger Sub will merge with and into Manor Care, Manor Care will become a wholly owned subsidiary of HCR, and the stockholders of Manor Care will become stockholders of HCR (the "Merger");

     WHEREAS, it is intended that HCR will be renamed HCR Manor Care, Inc. upon consummation of the Merger for a period of one year and, thereafter, Manor Care, Inc. unless and until such name is changed by resolution of its Board of Directors;

     WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests;

     WHEREAS, contemporaneous with the execution of this Agreement, certain of the stockholders of Manor Care (the "Key Stockholders") have entered into an agreement in substantially the form of Exhibit A hereto (the "Voting Agreement") to vote all of their shares of Manor Care Common Stock in favor of the Merger;

     WHEREAS, contemporaneous with the execution of this Agreement, Manor Care and HCR are entering into Stock Option Agreements in substantially the form of Exhibit B-1 and Exhibit B-2 hereto (the "Stock Option Agreements" and, together with the Voting Agreement and the Registration Rights Agreement attached hereto as Exhibit E, the "Ancillary Agreements"), pursuant to which each of Manor Care and HCR will grant the other an option to purchase shares of Manor Care Common Stock and HCR Common Stock, respectively, under certain circumstances; and

     WHEREAS, the Board of Directors of each of HCR and Manor Care have approved this Agreement and each of the Ancillary Agreements to which such company is a party.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, and agreements set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     1.1. Effective Time of the Merger. Subject to the provisions of this Agreement, a certificate of merger in such form as is required by the relevant provisions of the Delaware General Corporation Law ("DGCL") (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, as early as practicable on the Closing Date. The Merger shall become effective upon the filing of the

Certificate of Merger with the Secretary of State of the State of Delaware or such later date and time as set forth in the Certificate of Merger (the "Effective Time").

     1.2. Effect of the Merger. As a result of the Merger, Merger Sub shall be merged with and into Manor Care and the separate corporate existence of Merger Sub shall cease and Manor Care shall continue as the surviving corporation (the "Surviving Corporation"). Upon becoming effective, the Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of Manor Care and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Manor Care and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.3. Certificate of Incorporation; Bylaws. At the Effective Time, (i) the Certificate of Incorporation of Manor Care shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and shall be the Certificate of Incorporation of the Surviving Corporation, and (ii) the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, in each case until duly amended in accordance with applicable law.

     1.4. Directors and Officers. The officers of Manor Care immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

                                  ARTICLE II.

                            CONVERSION OF SECURITIES

     2.1. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any shares of Manor Care Common Stock or capital stock of Merger Sub:

     (a) Capital Stock of Merger Sub. Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and HCR-Owned Stock. All shares of common stock, par value $.10 per share, of Manor Care ("Manor Care Common Stock", which term shall include the associated Manor Care Rights) that are owned by Manor Care as treasury stock and any shares of Manor Care Common Stock owned by HCR, Merger Sub or any other wholly-owned Subsidiary of HCR shall be canceled and retired and shall cease to exist and no stock of HCR or other consideration shall be delivered in exchange therefor. All shares of common stock, par value $.01 per share, of HCR ("HCR Common Stock", which term shall include the associated HCR Rights) owned by Manor Care shall be unaffected by the Merger.

     (c) Exchange Ratio for Manor Care Common Stock. Subject to Section 2.2, each issued and outstanding share of Manor Care Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive 1.0 share (the "Exchange Ratio") of HCR Common Stock. All such shares of Manor Care Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which, immediately prior to the Effective Time, represented any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of HCR Common Stock and any cash in lieu of fractional shares of HCR Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

     (d) Exchange Of Options. As of the Effective Time, each holder of any outstanding stock options or stock appreciation rights granted by Manor Care or any of its subsidiaries (the "Exchange Awards"), whether or not vested, shall receive (subject to withholding or for other settlement of obligations concerning income taxes), in exchange for his other rights under such Exchange Awards, HCR Common Stock having a fair market value equal to the fair market value (as determined by Manor Care's outside auditor pursuant to a

Black-Scholes based pricing formula using the risk free rate at the Effective Time, 27 1/2% volatility and without giving consideration to the lack of transferability and the risk of forfeiture, and otherwise consistent with the methodology of the schedule provided by Manor Care to HCR on June 9, 1998 with respect to such matters) of his other Exchange Awards on the Effective Time. From and after the Effective Time, all such Exchange Awards shall be deemed canceled pursuant to this subsection (d).

     2.2. Exchange of Certificates. The procedures for exchanging certificates which, immediately prior to the Effective Time, represented outstanding shares of Manor Care Common Stock for HCR Common Stock pursuant to the Merger are as follows:

     (a) Exchange Agent. As of the Effective Time, HCR shall deposit with a bank or trust company designated by HCR and Manor Care (the "Exchange Agent"), for the benefit of the holders of shares of Manor Care Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, certificates representing the shares of HCR Common Stock and the cash payable under Section 2.2(e) (such shares of HCR Common Stock, together with any dividends or distributions with respect thereto and any amounts to be paid pursuant to
Section 2.2(e), being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Manor Care Common Stock.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Manor Care Common Stock (the "Certificates") whose shares were converted pursuant to Section 2.1 into the right to receive shares of HCR Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as HCR and Manor Care may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of HCR Common Stock (plus cash in lieu of fractional shares, if any, of HCR Common Stock as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of HCR Common Stock which such holder has the right to receive pursuant to the provisions of this Article II (and cash in lieu of fractional shares), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of Manor Care Common Stock which is not registered in the transfer records of Manor Care, a certificate representing the proper number of shares of HCR Common Stock may be issued to a transferee if the Certificate formerly representing such Manor Care Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of HCR Common Stock and cash in lieu of any fractional shares of HCR Common Stock as contemplated by this Section 2.2.

     (c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to HCR Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of HCR Common Stock issuable upon surrender thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of HCR Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HCR Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with respect to such whole shares of HCR Common Stock with a record date after the Effective Time and a payment date prior to their date of issuance to such holder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of HCR Common Stock. Notwithstanding anything in this

Agreement to the contrary, HCR agrees that from and after the Effective Time it will treat the shares of HCR Common Stock issuable in connection with the Merger as outstanding for purposes of notice, quorum and voting.

     (d) No Further Ownership Rights in Manor Care Common Stock. All shares of HCR Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to subsection
(c) or (e) of this Section 2.2) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Manor Care Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Manor Care on such shares of Manor Care Common Stock in accordance with the terms of this Agreement (to the extent permitted under Section 5.1) prior to the date hereof and which remain unpaid at the Effective Time, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Manor Care Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.2.

     (e) No Fractional Shares. No certificate or scrip representing fractional shares of HCR Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of HCR. Notwithstanding any other provision of this Agreement, each holder of shares of Manor Care Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HCR Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HCR Common Stock multiplied by the average of the last reported sales prices of HCR Common Stock, as reported on the New York Stock Exchange, on each of the ten trading days immediately preceding the date of the Effective Time.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of Manor Care for 180 days after the Effective Time shall be delivered to HCR, upon demand, and any stockholders of Manor Care who have not previously complied with this Section
2.2 shall thereafter look only to HCR for payment of their claim for HCR Common Stock, any cash in lieu of fractional shares of HCR Common Stock and any dividends or distributions with respect to HCR Common Stock.

     (g) No Liability. Neither HCR nor Manor Care shall be liable to any former holder of shares of Manor Care Common Stock or HCR Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Withholding Rights. Each of HCR and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Manor Care Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Surviving Corporation or HCR, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of Manor Care Common Stock in respect of which such deduction and withholding was made by Surviving Corporation or HCR, as the case may be.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (and, following the termination of the Exchange Fund, HCR) will issue in exchange for such lost, stolen or destroyed Certificate the shares of HCR Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of HCR Common Stock deliverable in respect thereof pursuant to this Agreement.

     (j) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any "affiliate" (as referenced in Section 6.8) of Manor Care shall not be exchanged until HCR has received a Manor Care Affiliate Agreement from such Affiliate.

                                  ARTICLE III.

                                    CLOSING

     3.1 Generally. Subject to the conditions set forth in Article VII, the closing (the "Closing") of the Merger and the other transactions contemplated hereby shall occur as soon as practicable, but no more than five business days (unless Manor Care and HCR shall otherwise mutually agree) following the satisfaction or waiver (to the extent waivable under Article VII) of all conditions to the consummation of the Merger set forth in Article VII (the "Closing Date"). The Closing shall be held at the offices of Latham & Watkins in Chicago, Illinois or at such other place as Manor Care and HCR may mutually agree.

     3.2. Deliveries at the Closing. Subject to the conditions set forth in
Article VII, at the Closing:

     (a) There shall be delivered to HCR, Merger Sub, and Manor Care the certificates and other documents and instruments the delivery of which is required under Article VII; and

     (b) Manor Care and Merger Sub shall cause the Certificate of Merger to be filed as provided in Section 1.1 and shall take all other lawful actions necessary to cause the Merger to become effective.

                                  ARTICLE IV.

                         REPRESENTATIONS AND WARRANTIES

     4.1. Representations and Warranties of Manor Care. Except as qualified by the disclosure schedule delivered by Manor Care to HCR concurrently with the execution of this Agreement (the "Manor Care Disclosure Schedule") or as disclosed with reasonable specificity in the Public Subsidiary SEC Reports , filed prior to the date hereof, Manor Care represents and warrants to HCR and Merger Sub as set forth in this Section 4.1.

     (a) Organization, Standing, Qualification. Each of Manor Care and its Subsidiaries is a corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and corporate authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of Manor Care and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated, or leased by it, or the nature of its business, makes such qualification or licensing necessary, except those jurisdictions where failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect on Manor Care. Copies of the Certificate of Incorporation and Bylaws of Manor Care have been made available to HCR and are complete and correct as of the date of this Agreement. As used in this Agreement, the word "Subsidiary' means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any Subsidiary of such party do not have at least 35% of the economic interests in such partnership) or (ii) at least 35% of the securities or other interests having by their terms ordinary voting power to elect directors or other persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries; provided further, that with respect to Manor Care, but without limiting the foregoing, "Subsidiaries" shall include Vitalink Pharmacy Services, Inc., a Delaware corporation ("Vitalink"), and In Home Health, Inc., a Minnesota corporation ("IHH"). As used in this Agreement, "Vitalink Transaction" means the transactions contemplated by the Agreement and Plan of Merger by and among Vitalink, Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis"), and V Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Genesis ("Acquisition Corporation"), dated as of April 26, 1998 (the "Vitalink Merger Agreement"), pursuant to which Vitalink will merge with and into Acquisition Corporation.

     (b) Capitalization. The authorized capital stock of Manor Care consists of
(i) 160,000,000 shares of Manor Care Common Stock, of which, as of the date of this Agreement, 63,695,583 shares are issued and outstanding, and (ii) 5,000,000 shares of Preferred Stock, par value $1.00 per share, of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), none of which, as of the date of this Agreement, is issued and outstanding. All of the issued and outstanding shares of capital stock of Manor Care and each of its Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not granted in violation of any statutory preemptive rights. There are no outstanding subscriptions, options, warrants, calls, or other agreements or commitments pursuant to which Manor Care or any Subsidiary (other than the Public Subsidiaries) is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity interests in, Manor Care or any Subsidiary (other than the Public Subsidiaries), and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity interests, except for (i) options to purchase up to an aggregate of 3,501,330 shares and restricted stock grants of 346,061 shares (as of the date of this Agreement) of Manor Care Common Stock at the exercise prices set forth in the Manor Care Disclosure Schedule, and (ii) the Rights Agreement dated as of February 25, 1998 between Manor Care and ChaseMellon Shareholder Services, L.L.C. (the "Manor Care Rights Agreement") pursuant to which each outstanding share of Manor Care Common Stock has associated with it certain rights (the "Manor Care Rights"), including rights under certain circumstances to purchase shares of Series A Preferred Stock at $175 per one one-hundredth share, subject to adjustment. The Manor Care Disclosure Schedule sets forth a true and complete list as of June 2, 1998 of
(i) all holders of options to purchase Manor Care Common Stock, including the number of shares of Manor Care Common Stock subject to each such option (a "Manor Care Option"), the exercise or vesting schedule of such option, the exercise price per share and the term of each such option, and (ii) all holders of restricted stock awards with respect to Manor Care Common Stock, including the number of shares of Manor Care Common Stock subject to each such award (a "Manor Care Award") and the vesting schedule of each such award. There are no stock appreciation rights, phantom stock rights, or performance shares outstanding with respect to Manor Care or any of its Subsidiaries (other than the Public Subsidiaries). The Manor Care Disclosure Schedule sets forth for each class of stock of each Subsidiary (other than the Public Subsidiaries) of Manor Care, the number of shares authorized, the number of shares issued and outstanding and the beneficial owners of the issued and outstanding shares, and for the Public Subsidiaries, the same information, but only as to the stock beneficially owned by Manor Care. Except as set forth in the Manor Care Disclosure Schedule, Manor Care owns, directly or indirectly, all of the issued and outstanding shares of capital stock of every class of each Subsidiary, free and clear of all liens, security interests, pledges, charges, and other encumbrances. There are no voting trusts or other agreements or understandings to which Manor Care or any of its Subsidiaries (other than the Public Subsidiaries) is a party or of which Manor Care otherwise has knowledge with respect to the voting of its capital stock or that of any Subsidiary. As used in this Agreement, "Public Subsidiaries" means Vitalink and IHH.

     (c) Authorization and Execution. Manor Care has the corporate power and authority to execute and deliver this Agreement and, subject to approval by the holders of Manor Care Common Stock at the special meeting of stockholders referred to in Section 6.4, to consummate the transactions contemplated hereby. Manor Care has the corporate power and authority to execute, deliver and consummate the transactions contemplated by each of the Ancillary Agreements to which Manor Care is a party. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Manor Care have been duly authorized by the Board of Directors of Manor Care, and no further corporate action of Manor Care, other than the approval of its stockholders, is necessary to consummate the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Agreements have been duly executed and delivered by Manor Care and, assuming the accuracy of the representations and warranties set forth in the last sentence of Section 4.2(c) without giving effect to the assumption therein, each such agreement constitutes the legal, valid, and binding obligation of Manor Care, enforceable against Manor Care in accordance with such agreement's terms.

     (d) No Conflicts. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements by Manor Care, nor the consummation by Manor Care of the transactions contemplated hereby or thereby, will (i) subject to approval by the holders of Manor Care Common Stock at the special meeting of stockholders referred to in Section 6.4, conflict with or result in a breach of the Certificate of Incorporation, Bylaws, or similar organizational documents, as currently in effect, of Manor Care or any of its Subsidiaries, (ii) except for the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the filing of the Certificate of Merger with the Delaware Secretary of State, and the filing of the Joint Proxy Statement with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such filings, licenses, permits, authorizations, consents, orders, registrations, notifications and disclosures as are set forth on the Manor Care Disclosure Schedule, require any filing with, or consent or approval of, any domestic court, administrative agency, commission or other governmental authority or institution (each, a "Government Entity") having jurisdiction over any of the business or assets of Manor Care or any of its Subsidiaries, (iii) assuming that all filings, permits, authorization, consents, disclosures and approvals so listed in the Manor Care Disclosure Schedule have been duly made or obtained as contemplated by clause (ii), violate any statute, law, ordinance, rule, or regulation applicable to Manor Care or any of its Subsidiaries or any injunction, judgment, order, writ, or decree to which Manor Care or any of its Subsidiaries is subject, or (iv) result in a breach of, or constitute a default or an event which, with the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancellation, or acceleration, create any entitlement of any third party to any material payment or benefit, require the consent of any third party, or result in the creation of any lien on the assets of Manor Care or any of its Subsidiaries under, any Manor Care Material Contract , except, in the case of clauses (ii),
(iii) and (iv), where the violation, breach, default, termination, cancellation, acceleration, payment, benefit, or lien, or the failure to make such filing or obtain such consent or approval would neither materially impair the ability of Manor Care to consummate the transactions contemplated by this Agreement nor have a Material Adverse Effect on Manor Care.

     (e) SEC Reports; Financial Statements; No Undisclosed Liabilities.

          (i) Manor Care has made available to HCR, in the form filed with the SEC, its (A) Annual Report on Form 10-K for each of the fiscal years ended May 31, 1995 through May 31, 1997, (B) all proxy statements relating to Manor Care's meetings of stockholders (whether annual or special) held since January 1, 1996, and (C) all other forms and reports filed by Manor Care with the SEC since June 1, 1994 (all such forms and reports, other than the Joint Proxy Statement, being collectively called the "Manor Care SEC Reports" and individually called a "Manor Care SEC Report"). No Manor Care Group SEC Report (including any document incorporated by reference therein), as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and each Manor Care Group SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, and the rules and regulations of the SEC. Since June 1, 1994, Manor Care has filed in a timely manner all reports that it was required to file with the SEC pursuant to the Exchange Act and the rules and regulations of the SEC. As used in this Agreement, "Public Subsidiary SEC Reports" means, in the case of Vitalink, its Annual Report on Form 10-K for the fiscal year ended May 31, 1997, its proxy statement dated November 20, 1997 and all forms and reports filed with the SEC since June 1, 1994 and, in the case of IHH, its Annual Report on Form 10-K for the fiscal year ended September 30, 1997, its proxy statement dated February 2, 1998 and all forms and reports filed with the SEC since October 1, 1994. The Public Subsidiary SEC Reports together with the Manor Care SEC Reports are collectively referred to as the "Manor Care Group SEC Reports."

          (ii) The consolidated financial statements contained in the Manor Care Group SEC Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved ("GAAP") (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and fairly present, in all material respects, the consolidated financial position of Manor Care and its Subsidiaries or the applicable Public Subsidiary and its Subsidiaries, as the case may be as at the respective dates thereof and the consolidated results of operations and consolidated cash flows of Manor Care and its Subsidiaries or the applicable Public Subsidiary and its Subsidiaries, as the case may be for the periods indicated, subject, in the case of interim financial statements, to normal year-end adjustments.

          (iii) Except as disclosed in the Manor Care SEC Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since May 31, 1997 in the ordinary course of business consistent with past practices, Manor Care and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Material Adverse Effect on Manor Care.

     (f) Joint Proxy Statement/Registration Statement. The information to be supplied by Manor Care for inclusion (i) in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading, and (ii) in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed to stockholders of Manor Care or HCR, at the time of the Manor Care Stockholders' Meeting and the HCR Stockholders' Meeting, or at the Effective Time, contain any statement which, at such time and in the light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading. If at any time before the Effective Time any event relating to Manor Care or any of its affiliates, officers, or directors is discovered by Manor Care that should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Manor Care shall promptly so inform HCR.

     (g) Absence of Certain Changes or Events. Except as expressly disclosed in the Manor Care SEC Reports filed prior to the date hereof and Public Subsidiaries SEC Reports filed prior to the date hereof or as expressly contemplated by this Agreement, since May 31, 1997, Manor Care and its Subsidiaries have conducted their respective businesses and operations in the ordinary course and neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has (i) split, combined, or reclassified any shares of its capital stock or made any other changes in its equity capital structure;
(ii) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of capital stock of Manor Care or any of its Subsidiaries or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock; (iii) declared, set aside or paid any dividend or made any other distribution in respect of shares of its capital stock, except for (A) quarterly cash dividends on Manor Care Common Stock in the amount of $.022 per share, and (B) dividends or distributions by any Subsidiary to Manor Care or another subsidiary; (iv) issued any shares of its capital stock or granted any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except for (A) issuances of shares of Manor Care Common Stock upon the exercise of options granted prior to the date hereof and (B) grants of options for 767,850 shares of Manor Care Common Stock and grants of 151,801 shares of restricted stock; (v) purchased any business, purchased any stock of any corporation other than Manor Care, or merged or consolidated with any person; (vi) sold, leased, or otherwise disposed of any assets or properties that were material to Manor Care and its Subsidiaries, taken as a whole, other than sales or other dispositions in the ordinary course of business and the sale of Vitalink; (vii) incurred, assumed, or guaranteed any indebtedness for money borrowed in excess of $75,000,000 in the aggregate other than (A) borrowings incurred for working capital purposes under Manor Care's existing revolving credit facilities and (B) intercompany indebtedness; (viii) changed or modified in any material respect any existing accounting method, principle, or practice; or (ix) except for this Agreement, entered into any commitment to do any of the foregoing.

     Except as disclosed in the Manor Care Group SEC Reports filed prior to the date hereof, since May 31, 1997, there has not been (i) any Material Adverse Change in the financial condition, results of operations, business or properties of Manor Care or any of its Subsidiaries (other than changes that are the effect or result of economic factors affecting the economy as a whole or the industry in which Manor Care competes), or any development or combination of developments of which the management of Manor Care is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Manor Care; (ii) any damage, destruction or loss with respect to Manor Care or any of its Subsidiaries having a Material Adverse Effect on Manor Care; (iii) any material change by Manor Care or any of its Subsidiaries (other than the Public Subsidiaries) in its accounting methods, principles or practices; (iv) any revaluation by Manor Care or any of its Subsidiaries of any of its assets having a Material Adverse Effect on Manor Care; or (v) any other action or event that would have required the consent of HCR pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement and that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Manor Care.

     (h) Tax Matters.

          (i) Manor Care and its Subsidiaries have timely filed (or received appropriate extensions for filing) all federal, state, local, and foreign tax returns ("Tax Returns") required to be filed by them with respect to income, gross receipts, withholding, social security, unemployment, payroll, franchise, property, excise, sales, use, and other taxes of whatever kind ("Taxes"), except for Tax Returns the non-filing of which would not have a Material Adverse Effect on Manor Care, and have paid all Taxes shown on such Tax Returns to the extent they have become due. Manor Care's Tax Returns are accurate and complete, except to the extent that any inaccuracies or incompleteness would not have a Material Adverse Effect on Manor Care.

          (ii) No Tax Returns filed by Manor Care or any of its Subsidiaries are the subject of pending audits as of the date of this Agreement that could be reasonably expected to have a Material Adverse Effect on Manor Care. Neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has received, prior to the date of this Agreement, a notice of deficiency or assessment of additional Taxes, which notice or assessment remains unresolved. Neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has extended the period for assessment or payment of any Tax, which extension has not since expired.

          (iii) Manor Care and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee, except for any such Taxes that are immaterial in amount.

          (iv) Neither Manor Care nor any of its Subsidiaries has been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal income tax return for any tax year since January 1, 1991 other than a group the common parent of which was Manor Care.

          (v) Neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has filed a consent under Code Section 341(f) concerning collapsible corporations.

          (vi) Neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

          (vii) Neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) is a party to any Tax allocation or sharing agreement.

          (viii) Manor Care has delivered or made available to HCR true and complete copies of all requested federal, state, local, and foreign income tax returns with respect to Manor Care and each of its Subsidiaries (other than the Public Subsidiaries).

     (i) Property. Except as would not, individually or in the aggregate have a Material Adverse Effect on Manor Care: (a) Manor Care and each of its Subsidiaries have good and clear record and marketable title to each of their owned properties, insurable by a recognized national title insurance company at standard rates, free and clear of any security interest, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property (collectively, "liens"); (b) the improvements constructed on each such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects; and
(c) each such property is properly zoned for its current use by Manor Care and its Subsidiaries, and is not in violation of any zoning, subdivision, health, safety, landmark preservation, wetlands preservation, building, land use or other ordinances, laws, codes or regulations or any covenants, restrictions or other documents of record; nor has any written notice of any claimed violation of any such ordinances, laws, codes or regulations or any covenants, restrictions or other documents of record been served on Manor Care or its Subsidiaries (other than the Public Subsidiaries). All leases pursuant to which Manor Care or any of its Subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms with respect to Manor Care and its Subsidiaries, as the case may be, and, to Manor Care's knowledge, with respect to any other party thereto, and there is not under any of such leases any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default would not have a Material Adverse Effect on Manor Care. Manor Care or its Subsidiaries, as the case may be, have valid leasehold interests in all properties leased thereunder free and clear of all liens created by, through or under Manor Care or its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Manor Care.

     (j) Material Contracts

          (i) Except as expressly disclosed in the Manor Care SEC Reports filed prior to the date hereof, neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) is a party to any oral or written (A) agreement, contract, indenture or other instrument relating to Indebtedness in an amount exceeding $2,000,000, (B) partnership, joint venture or limited liability agreement or management with any person, (C) agreement, contract, or other instrument relating to any merger, consolidation, business combination, share exchange, business acquisition, or for the purchase, acquisition, sale or disposition of any assets of Manor Care or any of its Subsidiaries (other than the Public Subsidiaries) outside the ordinary course of business, (D) other contract, agreement or commitment to be performed after the date hereof which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC), or (E) contract, agreement or commitment which materially restricts the conduct of any line of business by Manor Care or any of its Subsidiaries (other than the Public Subsidiaries) (such contracts, agreements and commitments, plus all contracts, commitments and agreements for each Public Subsidiary which would be described in clauses (A)-(E) but for the exception "(other than the Public Subsidiaries)" are collectively referred to as the "Manor Care Material Contracts").

          (ii) Except as expressly disclosed in the Manor Care SEC Reports filed prior to the date hereof, (A) each of the Manor Care Material Contracts is valid and binding in accordance with its terms and is in full force and effect and (B) there is no material breach or violation of or default by Manor Care or any of its Subsidiaries under any of the Manor Care Material Contracts, whether or not such breach, violation or default has been waived, and no event has occurred which, with notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a lien, prepayment or acceleration under any of the Manor Care Material Contracts, which breach, violation or default referred to in clauses (A) or (B), alone or in the aggregate with other such breaches, violations or defaults referred to in clauses (A) or (B), would be reasonably likely to have a Material Adverse Effect on Manor Care or materially impair the ability of Manor Care to consummate the Merger.

     (k) Intellectual Property. Manor Care and its Subsidiaries own or possess adequate licenses or other valid rights to use (without the making of any payment to others, other than payments under agreements disclosed in the Manor Care Disclosure Schedule) all material patents and applications therefore, trademarks, trade names, service marks and copyrights (collectively, "Proprietary Rights") necessary to the conduct of its business in the manner in which it is presently being conducted, except for such lack of or defects in ownership or possession as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Manor Care. As of the date of this Agreement, neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has received any written notice that any Proprietary Rights have been declared unenforceable or otherwise invalid by any court or governmental agency other than notices relating to Proprietary Rights whose loss would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Manor Care. There is, to the knowledge of Manor Care, no existing infringement, misuse, or misappropriation of any Proprietary Rights by others that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Manor Care. From January 1, 1996 to the date of this Agreement, neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) has received any written notice alleging that the operation of the business of Manor Care or any of its Subsidiaries infringes in any material respect upon the intellectual property rights of others other than allegations that, if true, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Manor Care. There is no license or other rights to use Proprietary Rights whose loss would be reasonably likely to have a Material Adverse Effect on Manor Care and that is scheduled to expire on or before May 1, 2000.

     (l) Litigation. Except as disclosed in the Manor Care SEC Reports filed prior to the date hereof, no litigation, arbitration, or administrative proceeding (i) is pending or, to the knowledge of Manor Care, threatened against Manor Care or any Subsidiary or their respective properties, assets or operations that, if decided adversely to such person, would, individually or in the aggregate, have a Material Adverse Effect on Manor Care, or (ii) is pending or, to the knowledge of Manor Care, threatened against Manor Care or any Subsidiary as of the date of this Agreement that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, neither Manor Care nor any of its Subsidiaries (other than the Public Subsidiaries) is specifically identified as a party subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any court, administrative agency or commission or other governmental authority.

     (m) Compliance with Law; Authorizations.

          (i) Manor Care and each of its Subsidiaries has complied in all material respects and is currently in compliance with each law, license, permit, certificate of need ("CON"), ordinance, or governmental or regulatory rule ("Regulations") to which its business, operations, assets or properties is subject, including any Regulations related to reimbursement for services rendered or goods provided and including any applicable federal or state health care program laws, rules, or regulations, including, but not limited to, those pertaining to improper inducements, gratuitous payments, fraudulent or abusive practices, excessive or inadequate services, false claims and/or false statements, civil money penalties, prohibited referrals, and/or financial relationships, excluded individuals, controlled substances and licensure, except where such noncompliance would not have a Material Adverse Effect on Manor Care. Each Facility holds, possesses or lawfully uses in the operation of its business the licenses, permits, CONs, provider agreements and certifications under Titles XVIII and XIX of the Social Security Act (the "Social Security Act," Titles XVIII and XIX of the Social Security Act are hereinafter referred to collectively as the "Medicare and Medicaid Programs"), which licenses, permits, CONs, provider agreements and certifications are in substantial compliance with all Regulations, except where such non-compliance or absence of a license, permit, CON, provider agreement or certification would not have a Material Adverse Effect on Manor Care. None of Manor Care or any of its Subsidiaries is in default under any order of any court, governmental authority or arbitration board or tribunal specifically applicable to Manor Care or any of its Subsidiaries, except where such default would not have a Material Adverse Effect on Manor Care. As of the date hereof, no action has been taken or recommended by any governmental or regulatory official, body or authority, either to: (i) revoke, withdraw or suspend any CON or any license, permit or other authority to operate any of the Facilities; (ii) to terminate or decertify any participation of any of the Facilities in the Medicare and Medicaid Programs; or (iii) reduce or propose to reduce the number of licensed beds in any category, nor, as of the date hereof, has there been any decision not to renew any provider agreement related to any Facility. In the event that any such action shall have been taken or recommended subsequent to the date hereof, or if any decision shall have been made not to renew any such provider agreements, Manor Care hereby agrees to provide notice to HCR of the same and to diligently and in good faith take prompt corrective or remedial action to cure the same. As used in this Agreement, "Facility" or "Facilities" refers to any nursing home, assisted living facility, health care center, clinic or pharmacy or other facility or owned, operated, leased or managed by Manor Care, HCR or any of their respective Subsidiaries, as applicable in Sections 4.1(m) and 4.2(m).

          (ii) All cost reports ("Cost Reports") required to be filed by Manor Care or any Subsidiary with respect to the Facilities under the Medicare and Medicaid Programs, or any other applicable governmental or private provider regulations have been prepared and filed in accordance with applicable laws, rules and regulations and Manor Care has or has caused a Subsidiary to have paid or made provision to pay through proper recordation of any net liability any material overpayments received from the Medicare and Medicaid Programs and any similar obligations with respect to other reimbursement programs in which Manor Care and its Subsidiaries participate, except where such failure to file or make such payment would not have a Material Adverse Effect on Manor Care. Section 4.1(m) of the Manor Care Disclosure Schedules sets forth for each Facility the years for which Cost Reports remain to be settled.

     (n) No Brokers or Finders. Except for SBC Warburg Dillon Read Inc. ("SBC Warburg Dillon Read"), Manor Care has not engaged any investment banker, broker, or finder in connection with the transactions contemplated hereby.

     (o) Retirement and Benefit Plans.

          (i) Each employee pension benefit plan ("Pension Plan") as defined in
     Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), each employee welfare benefit plan ("Welfare Plan") as defined in Section 3 of ERISA, and each deferred compensation, bonus, incentive, stock incentive, option, stock purchase, severance, or other material employee benefit plan, agreement, commitment, or arrangement ("Benefit Plan") that is currently maintained by Manor Care or any of its ERISA Affiliates or to which Manor Care or any of its ERISA Affiliates currently contributes or is under any current obligation to contribute (collectively, the "Manor Care Employee Plans" and individually, a "Manor Care Employee Plan"), is listed in the Manor Care Disclosure Schedule. In addition, Manor Care has delivered or made available to HCR copies of the most recent determination letter issued by the Internal Revenue Service with respect to each such Pension Plan, copies of the most recent actuarial report for each such Pension Plan, where applicable, and copies of the annual report (Form 5500 Series) required to be filed with any governmental agency with respect to each such Pension Plan and each such Welfare Plan for the most recent plan year of such plan for which reports have been filed.

          (ii) Each of Manor Care and its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it pursuant to the terms of the Manor Care Employee Plans, ERISA, the Code, or other applicable laws, unless such contributions or payments that have not been made are immaterial in amount and the failure to make such payments or contributions will not materially and adversely affect the Manor Care Employee Plans. All material amounts required to be reflected on the financial statements of Manor Care and its ERISA Affiliates with respect to each Manor Care Employee Plan are properly included in such financial statements and Manor Care and its ERISA Affiliates have performed all material obligations required to be performed by them under each Manor Care Employee Plan. None of the Manor Care Employee Plans is a "multiemployer plan," as defined in Section 3(37) or Section 4001(a)(3) of ERISA. No Pension Plan required to be listed on the Manor Care Disclosure Schedule or to which any of its ERISA Affiliates contributes or is obligated to contribute and that is subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in that section), whether or not material and whether or not subject to a waiver, as of the last day of the most recent plan year of the plan. The funding method used in connection with each Manor Care Employee Plan which is subject to the minimum funding requirements of ERISA is acceptable and the actuarial assumptions used in connection with funding each such plan are reasonable; as of the last day of the last plan year of each such plan the "amount of unfunded benefit liabilities" as defined in Section 4001(a)(18) of ERISA did not and will not exceed zero.

          (iii) Each Manor Care Employee Plan (and any related trust or other funding instrument) is being administered in all material respects in compliance with its terms and in both form and operation, is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all material reports required to be filed with any governmental agency with respect to each Pension Plan and each Welfare Plan required to be listed on the Manor Care Disclosure Schedule have been timely filed.

          (iv) There is no material litigation, arbitration, or administrative proceeding pending or, to the knowledge of Manor Care, threatened against Manor Care or any of its ERISA Affiliates or, to the knowledge of Manor Care, any plan fiduciary by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any participant or beneficiary with respect to any Manor Care Employee Plan. Neither Manor Care nor any of its ERISA Affiliates nor, to the knowledge of Manor Care, any plan fiduciary of any Pension Plan or Welfare Plan required to be listed on the Manor Care Disclosure Schedule has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any excise tax imposed by the Code or ERISA with respect to any Manor Care Employee Plan.

          (v) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any material payment becoming due, or materially increase the amount of compensation due, any current or former employee of Manor Care or any of its Subsidiaries under any Manor Care Employee Plan, (b) materially increase any benefits otherwise payable under any Manor Care Employee Plan or (c) result in the acceleration of the time of payment or vesting of any such material benefits.

          (vi) For purposes of this Section 4.1(o), the term "ERISA Affiliate" means (A) any trade or business with which Manor Care is under common control within the meaning of Section 4001(b) of ERISA, (B) any corporation with which Manor Care is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, (C) any entity with which Manor Care is under common control within the meaning of Section 414(c) of the Code, (D) any entity with which Manor Care is a member of an affiliated service group within the meaning of Section 414(m) of the Code, and (E) any entity with which Manor Care is aggregated under Section 414(o) of the Code.

     (p) Environmental Matters.

     For purposes of this Agreement,

          (A) "Environmental Law" means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec.9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, 42 U.S.C. sec.6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. sec.1251 et seq., the Clean Air Act, 42 U.S.C. sec.7401 et seq., and any other federal, state, local or other governmental statute, regulation, law or ordinance relating to pollution or the protection of health, natural resources, or the environment; and

          (B) "Hazardous Substance" means any pollutant, contaminant, hazardous substance or waste, petroleum or any fraction thereof, or any other substance or material (whether solid, liquid or gas) regulated by any Environmental Law.

     Except as expressly disclosed in the Manor Care Group SEC Reports filed prior to the date hereof and except for such matters that, individually and in the aggregate are not reasonably likely to have a Material Adverse Effect on Manor Care,

          (i) No Hazardous Substances have been spilled, discharged, leaked, emitted, injected, disposed of, released or threatened to be released on, beneath, at, or into any real property currently or, during the period of such ownership or lease, formerly owned or leased by Manor Care or any of its Subsidiaries.

     Also, to the knowledge of Manor Care, no Hazardous Substances generated or transported by Manor Care or its Subsidiaries have been spilled, discharged, leaked, emitted, injected, disposed of, released or threatened to be released at any location.

          (ii) No underground storage tanks or other underground storage receptacles (a) located on any of the real property currently owned by Manor Care or any of its Subsidiaries (other than the Public Subsidiaries) or (b) presently or formerly used by Manor Care or any of its Subsidiaries on any real property currently leased by Manor Care or its Subsidiaries (other than the Public Subsidiaries), in either case contain or previously contained any Hazardous Substances, except as in compliance with Environmental Laws.

          (iii) Manor Care has made available to HCR true and complete copies of environmental assessments as requested by HCR prepared since January 1, 1991 in Manor Care's possession, custody or control relating to any of its (or its Subsidiaries, other than the Public Subsidiaries), currently owned or leased real property.

          (iv) There are no consent decrees, consent orders, judgments, judicial or administrative orders, agreements with (other than permits) or liens by, any governmental or quasi-governmental entity relating to any Environmental Law which regulate, obligate or bind Manor Care or its Subsidiaries (other than the Public Subsidiaries).

          (v) Manor Care has not received written notice of any existing or threatened notices of violation, liens, claims, demands, suits, CERCLA sec.104 information requests, potentially responsible party notices ("PRP Notices"), or causes of action for any damage, including, without limitation, personal injury, property damage (including, without limitation, any depreciation or diminution of property values), remediation or response costs, lost use of property or consequential damages, arising out of an Environmental Law against Manor Care or its Subsidiaries.

          (vi) Manor Care and its Subsidiaries are and have been in the past five years in compliance with all Environmental Laws.

          (vii) As used in this Section 4.1(p), "Subsidiary" shall also include any entity which previously was a Subsidiary of Manor Care.

     (q) Insurance. All material fire and casualty, general liability, business interruption and product liability insurance policies maintained by Manor Care or any of its Subsidiaries are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Manor Care.

     (r) Labor Matters. There are no pending claims against Manor Care or any of its Subsidiaries under any workers compensation plan or policy or for long-term disability that would have a Material Adverse Effect on Manor Care. Neither Manor Care nor any of its Subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on Manor Care. There are no proceedings or claims pending or, to the knowledge of Manor Care or any of its Subsidiaries, threatened, between Manor Care or any of its Subsidiaries and any of their respective employees, which proceedings or claims would have a Material Adverse Effect on Manor Care. Except as described in the Manor Care SEC Reports filed prior to the date hereof, neither Manor Care nor any of its Subsidiaries is (or has in the past been) a party to any collective bargaining agreement or other labor union contract, nor does Manor Care nor any of its Subsidiaries know of any activities or proceedings of any labor union to organize any of its employees which would be reasonably likely to have a Material Adverse Effect on Manor Care.

     (s) Pooling of Interests. To the knowledge of Manor Care, after consultation with its independent auditors, neither Manor Care nor any of its Subsidiaries, nor any of their respective Affiliates has taken any action or failed to take any action that would prevent HCR from accounting for the Merger as a pooling of interests. Manor Care has received a letter from Arthur Andersen LLP, dated as of June 9, 1998, advising it that, subject to the limitations set forth in its letter, Manor Care qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 and has not violated the criteria set forth in Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the date of initiation to the date of its letter.

     (t) Opinion of Financial Adviser. SBC Warburg Dillon Read has delivered to Manor Care a written opinion dated as of the date hereof to the effect that the Exchange Ratio is fair from a financial point of view to Manor Care's stockholders as of the date hereof.

     (u) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Manor Care Common Stock entitled to vote at a Manor Care stockholders' meeting is the only vote of the holders of any class or series of capital stock of Manor Care necessary to adopt this Agreement, and the Merger and to approve the transactions contemplated hereby.

     (v) No Existing Discussions. As of the date hereof, Manor Care is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal .

     (w) Delaware State Takeover Statutes. The Board of Directors of Manor Care has approved the terms of this Agreement and the Ancillary Agreements to which Manor Care is a party and the consummation of the transactions contemplated by this Agreement and by such Ancillary Agreements, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement and by the Ancillary Agreements the restrictions of Section 203 of the DGCL. To Manor Care's knowledge, as to Manor Care and its affiliates, except as set forth in Section 7.2(f), no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Ancillary Agreements or any of the transactions contemplated by this Agreement or the Ancillary Agreements.

     (x) Manor Care Rights Agreement. Under the terms of the Manor Care Rights Agreement, as amended to the date hereof, neither the execution of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby, will cause a "distribution date" to occur or cause the rights issued pursuant to the Manor Care Rights Agreement to become exercisable. As of the date hereof, the Manor Care Rights Agreement has been amended in the manner set forth on Exhibit F hereof.

     (y) Tax Treatment. Neither Manor Care nor, to Manor Care's knowledge, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a transaction qualifying as a reorganization under
Section 368(a) of the Code.

     (z) Board Recommendation. The Board of Directors of Manor Care has, by a unanimous vote at a meeting of such Board duly held, approved and adopted this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby, and determined that this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby, taken together, are in the best interest of Manor Care and of the stockholders of Manor Care, and prior to the date hereof has resolved to recommend that the holders of Manor Care Common Stock approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.

     (aa) Pending Restructuring. Manor Care has terminated all efforts to effect the restructuring transactions described as part of and including the "Distribution" (as defined in Form S-3, No. 333-37599) (the "Restructuring Transactions"); provided, however, Manor Care may continue to leave pending such registration statement so long as it makes no material amendments thereto and does not otherwise seek to advance such registration.

     4.2. Joint and Several Representations and Warranties of HCR and Merger Sub. Except as qualified by the disclosure schedule delivered by HCR to Manor Care concurrently with the execution of this Agreement (the "HCR Disclosure Schedule"), HCR and Merger Sub jointly and severally represent and warrant to Manor Care as follows:

     (a) Organization, Standing, Qualification. Each of HCR, Merger Sub, and HCR's other Subsidiaries is a corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, and has the requisite corporate power and corporate authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of HCR and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated, or leased by it, or the nature of its business, makes such qualification or licensing necessary, except those jurisdictions where failure to be so qualified, licensed, or in good standing would not have a Material Adverse Effect on HCR. Copies of the Certificate of Incorporation and Bylaws of HCR and Merger Sub have been made available to Manor Care and are complete and correct as of the date of this Agreement.

     (b) Capitalization. The authorized capital stock of HCR consists of 160,000,000 shares of HCR Common Stock, of which, as of the date of this Agreement, 44,761,102 shares are issued and outstanding and 5,000,000 shares of Preferred Stock, par value $.01 per share, of which 800,000 shares have been designated as Series A Junior Participating Preferred Stock, none of which, as of the date of this Agreement, is issued and outstanding. The authorized capital stock of Merger Sub consists of 1,000 of shares Common Stock. All of the issued and outstanding shares of capital stock of HCR and Merger Sub and each of HCR's other Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not granted in violation of any statutory preemptive rights. There are no outstanding subscriptions, options, warrants, calls, or other agreements or commitments pursuant to which HCR or any Subsidiary is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity interests in, HCR or any Subsidiary, and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity interests, except for (i) options to purchase up to an aggregate of 4,553,268 shares (as of the date of this Agreement) of HCR Common Stock at the exercise prices set forth in the HCR Disclosure Schedule and (ii) the Rights Agreement dated May 2, 1995 between HCR and Harris Trust and Savings Bank (the "HCR Agreement"), pursuant to which each outstanding share of HCR Common Stock has associated with it certain rights (the "HCR Rights") including rights under certain circumstances to purchase shares of Series A Junior Participating Preferred Stock at $100 per one one-hundredth share, subject to adjustment. The HCR Disclosure Schedule sets forth a true and complete list as of June 8, 1998 of (i) all holders of options to purchase HCR Common Stock, including the number of shares of HCR Common Stock subject to each such option (a "HCR Option"), the exercise or vesting schedule of such option, the exercise price per share and the term of each such option, and (ii) all holders of restricted stock awards with respect to HCR Common Stock, including the number of shares of HCR Common Stock subject to each such award (a "HCR Award") and the vesting schedule of each such award. There are no stock appreciation rights, phantom stock rights, or performance shares outstanding with respect to HCR or any of its Subsidiaries. The HCR Disclosure Schedule sets forth for each class of stock of each Subsidiary of HCR, the number of shares authorized, the number of shares issued and outstanding and the beneficial owners of the issued and outstanding shares. Except as set forth in the HCR Disclosure Schedule, HCR owns, directly or indirectly, all of the issued and outstanding shares of capital stock of every class of each Subsidiary, free and clear of all liens, security interests, pledges, charges, and other encumbrances. There are no voting trusts or other agreements or understandings to which HCR or any of its Subsidiaries is a party or of which HCR otherwise has knowledge with respect to the voting of its capital stock or that of any Subsidiary.

     (c) Authorization and Execution. Each of HCR and Merger Sub has the corporate power and authority to execute and deliver this Agreement and, subject to approval by the holders of HCR Common Stock at the special meeting of stockholders referred to in Section 6.4, to consummate the transactions contemplated hereby. HCR has the corporate power and authority to execute, deliver and consummate the transactions contemplated by each of the Ancillary Agreements to which HCR is a party. The execution, delivery, and performance by each of HCR and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party have been duly authorized by the Board of Directors of such corporation and by HCR as sole stockholder of Merger Sub, and no further corporate action of HCR or Merger Sub, other than the approval of HCR's stockholders, is necessary to consummate the transactions contemplated hereby and thereby. Each of HCR and Merger Sub have duly executed and delivered this Agreement and the Ancillary Agreements to which it is a party and, assuming the accuracy of the representations and warranties set forth in Section 4.1(c) without giving effect to the assumption therein, each such agreement constitutes the legal, valid, and binding obligation of such party enforceable against it in accordance with such agreement's terms.

     (d) No Conflicts. Neither the execution and delivery of this Agreement nor any of the Ancillary Agreements by HCR and Merger Sub, nor the consummation by them of the transactions contemplated hereby or thereby, will (i) subject to approval by the holders of HCR Common Stock at the special meeting of stockholders referred to in Section 6.4, conflict with or result in a breach of the Certificate of Incorporation, Bylaws or similar organizational documents, as currently in effect, of HCR or any of its Subsidiaries, (ii) except for the requirements under the HSR Act, the filing of the Certificate of Merger with the Delaware Secretary of State, the filing of the Joint Proxy Statement with the SEC in accordance with the Exchange Act, the filing of the Registration Statement with the SEC, such filings, consents, and approvals as may be required under applicable state securities or "blue sky" laws and regulations, and such filings, licenses, permits, authorizations, consents, orders, registrations, notifications and disclosures as are set forth on the HCR Disclosure Schedule, require any filing with, or consent or approval of, any Governmental Entity having jurisdiction over any of the business or assets of HCR or any of its Subsidiaries, (iii) assuming that all filings, permits, authorization, consents, disclosures and approvals so listed on the HCR Disclosure Schedule have been duly made or obtained as contemplated by clause (ii), violate any statute, law, ordinance, rule, or regulation applicable to HCR or any of its Subsidiaries or any injunction, judgment, order, writ, or decree to which HCR or any of its Subsidiaries is subject, or (iv) result in a breach of, or constitute a default or an event which, with the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancellation, or acceleration, create any entitlement of any third party to any material payment or benefit, require the consent of any third party, or result in the creation of any lien on the assets of HCR or any of its Subsidiaries under, any HCR Material Contract , except, in the case of clauses (ii), (iii) and (iv), where the violation, breach, default, termination, cancellation, acceleration, payment, benefit, or lien, or the failure to make such filing or obtain such consent or approval would neither materially impair the ability of HCR or Merger Sub to consummate the transactions contemplated by this Agreement nor have a Material Adverse Effect on HCR.

     (e) SEC Reports; Financial Statements; No Undisclosed Liabilities.

          (i) HCR has made available to Manor Care, in the form filed with the SEC, its (A) Annual Report on Form 10-K for each of the fiscal years ended December 31, 1995 through December 31, 1997, (B) all proxy statements relating to HCR's meetings of stockholders (whether annual or special) held since January 1, 1995, and (C) all other forms and reports, filed by HCR with the SEC since January 1, 1995 (all such forms and reports, other than the Joint Proxy Statement, being collectively called the "HCR SEC Reports" and individually called a "HCR SEC Report"). No HCR SEC Report (including any document incorporated by reference therein), as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and each HCR SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Since January 1, 1995, HCR has filed in a timely manner all reports that it was required to file with the SEC pursuant to the Exchange Act and the rules and regulations of the SEC.

          (ii) The consolidated financial statements contained in the HCR SEC Reports filed prior to the date hereof were prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and fairly present, in all material respects, the consolidated financial position of HCR and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and consolidated cash flows of HCR and its Subsidiaries for the periods indicated, subject, in the case of interim financial statements, to normal year-end adjustments.

          (iii) Except as disclosed in the HCR SEC Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since December 31, 1997 in the ordinary course of business consistent with past practices, HCR and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Material Adverse Effect on HCR.

     (f) Joint Proxy Statement/Registration Statement. The information to be supplied by HCR for inclusion (i) in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading, and (ii) in the Joint Proxy Statement shall not on the date the Joint Proxy Statement is first mailed to stockholders of HCR or Manor Care, at the time of the HCR Stockholders' Meeting and Manor Care Stockholders' Meeting, or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement not false or misleading. If at any time before the Effective Time any event relating to HCR or any of its affiliates, officers, or directors is discovered by HCR that should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, HCR shall promptly so inform Manor Care.

     (g) Absence of Certain Changes or Events. Except as expressly disclosed in the HCR SEC Reports filed prior to the date of this Agreement or as expressly contemplated by this Agreement, since December 31, 1997, HCR and its Subsidiaries have conducted their respective businesses and operations in the ordinary course and neither HCR nor any of its Subsidiaries has (i) split, combined, or reclassified any shares of its capital stock or made any other changes in its equity capital structure; (ii) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of capital stock of HCR or any of its Subsidiaries or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock; (iii) declared, set aside, or paid any dividend or made any other distribution in respect of shares of its capital stock, except for dividends or distributions by any subsidiary to HCR or another subsidiary; (iv) issued any shares of its capital stock or granted any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except for (A) issuances of shares of HCR Common Stock upon the exercise of options granted prior to the date hereof and (B) grants of options for 284,595 shares of HCR Common Stock and grants of 339,500 shares of restricted stock; (v) purchased any business, purchased any stock of any corporation other than HCR, or merged or consolidated with any person; (vi) sold, leased, or otherwise disposed of any assets or properties that were material to HCR and its Subsidiaries, taken as a whole, other than sales or other dispositions in the ordinary course of business; (vii) incurred, assumed, or guaranteed any indebtedness for money borrowed in excess of $75,000,000 in the aggregate other than (A) borrowings incurred for working capital purposes under HCR's existing revolving credit facilities and (B) intercompany indebtedness; (viii) changed or modified in any material respect any existing accounting method, principle, or practice; or (ix) except for this Agreement, entered into any commitment to do any of the foregoing.

     Except as disclosed on the HCR SEC Reports filed prior to the date hereof, since December 31, 1997, there has not been (i) any Material Adverse Change in the financial condition, results of operations, business or properties of HCR or its Subsidiaries (other than changes that are the effect or result of economic factors affecting the economy as a whole or the industry in which HCR competes), or any development or combination of developments of which the management of HCR is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on HCR; (ii) any damage, destruction or loss with respect to HCR or any of its Subsidiaries having a Material Adverse Effect on HCR or its Subsidiaries; (iii) any material change by HCR in its accounting methods, principles or practices; (iv) any revaluation by HCR or its Subsidiaries of any of its assets having a Material Adverse Effect on HCR; or
(v) any other action or event that would have required the consent of Manor Care pursuant to Section 5.2 of this Agreement had such action or event occurred after the date of this Agreement and that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on HCR.

     (h) Tax Matters.

          (i) HCR and its Subsidiaries have timely filed (or received appropriate extensions for filing) all Tax Returns required to be filed by them with respect to all Taxes, except for Tax Returns the non-filing of which would not have a Material Adverse Effect on HCR, and have paid all Taxes shown on such Tax Returns to the extent they have become due. HCR's Tax Returns are accurate and complete, except to the extent that any inaccuracies or incompleteness would not have a Material Adverse Effect on HCR.

          (ii) No Tax Returns filed by HCR or any of its Subsidiaries are the subject of pending audits as of the date of this Agreement that could reasonably be expected to have a Material Adverse Effect on HCR. Neither HCR nor any of its Subsidiaries has received, prior to the date of this Agreement, a notice of deficiency or assessment of additional Taxes, which notice or assessment remains unresolved. Neither HCR nor any of its Subsidiaries has extended the period for assessment or payment of any Tax, which extension has not since expired.

          (iii) HCR and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee, except for any such Taxes that are immaterial in amount.

          (iv) Neither HCR nor any of its Subsidiaries has been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal income tax return for any tax year since January 1, 1991 other than a group the common parent of which was HCR.

          (v) Neither HCR nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations.

          (vi) Neither HCR nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

          (vii) Neither HCR nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

          (viii) HCR has delivered or made available to Manor Care true and complete copies of all requested federal, state, local, and foreign income tax returns with respect to HCR and each of its Subsidiaries.

     (i) Property. Except as would not, individually or in the aggregate have a Material Adverse Effect on HCR: (a) HCR and each of its Subsidiaries have good and clear record and marketable title to each of their owned properties, insurable by a recognized national title insurance company at standard rates, free and clear of any liens; and (b) the improvements constructed on each such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects; and (c) each such property is properly zoned for its current use by HCR and its Subsidiaries, and is not in violation of any zoning, subdivision, health, safety, landmark preservation, wetlands preservation, building, land use or other ordinances, laws, codes or regulations or any covenants, restrictions or other documents of record; nor has any written notice of any claimed violation of any such ordinances, laws, codes or regulations or any covenants, restrictions or other documents of record been served on HCR or its Subsidiaries. All leases pursuant to which Manor Care or any of its Subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms with respect to HCR and its Subsidiaries, as the case may be, and, to HCR's knowledge, with respect to any other party thereto, and there is not under any of such leases any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default would not have a Material Adverse Effect on HCR. HCR or its Subsidiaries, as the case may be, have valid leasehold interests in all properties leased thereunder free and clear of all liens created by, through or under HCR or its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HCR.

     (j) Material Contracts

          (i) Except as expressly disclosed in the HCR SEC Reports filed prior to the date hereof, neither HCR nor any of its Subsidiaries is a party to any oral or written (A) agreement, contract, indenture or other instrument relating to Indebtedness in an amount exceeding $2,000,000, (B) partnership, joint venture or limited liability agreement or management with any person, (C) agreement, contract, or other instrument relating to any merger, consolidation, business combination, share exchange, business acquisition, or for the purchase, acquisition, sale or disposition of any assets of HCR or any of its Subsidiaries outside the ordinary course of business, (D) other contract, agreement or commitment to be performed after the date hereof which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC), or (E) contract, agreement or commitment which materially restricts the conduct of any line of business by HCR or any of its Subsidiaries (collectively, the "HCR Material Contracts").

          (ii) Except as expressly disclosed in the HCR SEC Reports filed prior to the date hereof, (A) each of the HCR Material Contracts is valid and binding in accordance with its terms and is in full force and effect and
     (B) there is no material breach or violation of or default by HCR or any of its Subsidiaries under any of the HCR Material Contracts, whether or not such breach, violation or default has been waived, and no event has occurred which, with notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a lien, prepayment or acceleration under any of the HCR Material Contracts, which breach, violation or default referred to in clauses (A) or (B), alone or in the aggregate with other such breaches, violations or defaults referred to in clauses (A) or (B), would be reasonably likely to have a Material Adverse Effect on HCR or materially impair the ability of HCR to consummate the Merger.

     (k) Intellectual Property. HCR and its Subsidiaries own or possess adequate licenses or other valid rights to use (without the making of any payment to others, other than payments under agreements disclosed in the HCR Disclosure Schedule) all of the Proprietary Rights necessary to the conduct of its business in the manner in which it is presently being conducted, except for such lack of or defects in ownership or possession as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on HCR. As of the date of this Agreement, neither HCR nor any of its Subsidiaries has received any written notice that any Proprietary Rights have been declared unenforceable or otherwise invalid by any court or governmental agency other than notices relating to Proprietary Rights whose loss would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on HCR. There is, to the knowledge of HCR, no existing infringement, misuse, or misappropriation of any Proprietary Rights by others that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on HCR. From January 1, 1996 to the date of this Agreement, neither HCR nor any of its Subsidiaries has received any written notice alleging that the operation of the business of HCR or any of its Subsidiaries infringes in any material respect upon the intellectual property rights of others other than allegations that, if true, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on HCR. There is no license or other rights to use Proprietary Rights whose loss would be reasonably likely to have a Material Adverse Effect on HCR and that is scheduled to expire on or before May 1, 2000.

     (l) Litigation. Except as expressly disclosed in the HCR SEC Reports filed prior to the date hereof, no litigation, arbitration, or administrative proceeding (i) is pending or, to the knowledge of HCR, threatened against HCR or any Subsidiary or their respective properties, assets or operations that, if decided adversely to such person, would individually or in the aggregate have a Material Adverse Effect on HCR, or (ii) is pending or, to the knowledge of HCR, threatened against HCR or any subsidiary as of the date of this Agreement that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement. As of the date of this Agreement, neither HCR nor any of its Subsidiaries is specifically identified as a party subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any court, administrative agency or commission, or other governmental authority.

     (m) Compliance with Law; Authorizations.

          (i) HCR and each of its Subsidiaries has complied in all material respects and is currently in compliance with each Regulation to which its business, operations, assets or properties is subject, including any Regulations related to reimbursement for services rendered or goods provided and including any applicable federal or state health care program laws, rules, or regulations, including, but not limited to, those pertaining to improper inducements, gratuitous payments, fraudulent or abusive practices, excessive or inadequate services, false claims and/or false statements, civil money penalties, prohibited referrals, and/or financial relationships, excluded individuals, controlled substances and licensure, except where such noncompliance would not have a Material Adverse Effect on the business or operations of HCR. Each Facility holds, possesses or lawfully uses in the operation of its business the licenses, permits, CONs, provider agreements and certifications under Medicare and Medicaid Programs which licenses, permits, CONs, provider agreements and certifications are in substantial compliance with all Regulations, except where such non-compliance or absence of a license, permit, CON, provider agreement or certification would not have a Material Adverse Effect on HCR. None of HCR or any of its Subsidiaries is in default in any material respect under any order of any court, governmental authority or arbitration board or tribunal specifically applicable to HCR or any of its Subsidiaries, except where such default would not have a Material Adverse Effect on HCR. As of the date hereof, no action has been taken or recommended by any governmental or regulatory official, body or authority, either to: (i) revoke, withdraw or suspend any CON or any license, permit or other authority to operate any of the Facilities; (ii) to terminate or decertify any participation of any of the Facilities in the Medicare and Medicaid Programs; or (iii) reduce or propose to reduce the number of licensed beds in any category, nor, as of the date hereof, has there been any decision not to renew any provider agreement related to any Facility. In the event that any such action shall have been taken or recommended subsequent to the date hereof, or if any decision shall have been made not to renew any such provider agreements, HCR hereby agrees to provide notice to Manor Care of the same and to diligently and in good faith take prompt corrective or remedial action to cure the same.

          (ii) All Cost Reports required to be filed by HCR or any Subsidiary with respect to the Facilities under the Medicare and Medicaid Programs, or any other applicable governmental or private provider regulations have been prepared and filed in all material respects in accordance with applicable laws, rules and regulations and HCR has or has caused a Subsidiary to have paid or made provision to pay through proper recordation of any net liability any material overpayments received from the Medicare and Medicaid Programs and any similar obligations with respect to other reimbursement programs in which HCR and its Subsidiaries participate except where such failure to file or make such payment would not have a Material Adverse Effect on HCR. Section 4.2(m) of the HCR Disclosure Schedule sets forth for each Facility the years for which Cost Reports remain to be settled.

     (n) No Brokers or Finders. Except for Chase Securities Inc. ("Chase"), neither HCR nor Merger Sub has engaged any investment banker, broker, or finder in connection with the transactions contemplated hereby.

     (o) Retirement and Benefit Plans.

          (i) Each Pension Plan, Welfare Plan, and Benefit Plan that is currently maintained by HCR or any of its ERISA Affiliates or to which HCR or any of its ERISA Affiliates currently contributes or is under any current obligation to contribute (collectively, the "HCR Employee Plans" and individually, a "HCR Employee Plan"), is listed in the HCR Disclosure Schedule. In addition, HCR has delivered or made available to Manor Care copies of the most recent determination letter issued by the Internal Revenue Service with respect to each such Pension Plan, copies of the most recent actuarial report for each such Pension Plan, where applicable, and copies of the annual report (Form 5500 Series) required to be filed with any governmental agency with respect to each such Pension Plan and each such Welfare Plan for the most recent plan year of such plan for which reports have been filed.

          (ii) Each of HCR and its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it pursuant to the terms of the HCR Employee Plans, ERISA, the Code, or other applicable laws, unless such contributions or payments that have not been made are immaterial in amount and the failure to make such payments or contributions will not materially and adversely affect the HCR Employee Plans. All material amounts required to be reflected on the financial statements of HCR and its ERISA Affiliates with respect to each HCR Employee Plan are properly included in such financial statements and HCR and its ERISA Affiliates have performed all material obligations required to be performed by them under each HCR Employee Plan. None of the HCR Employee Plans is a "multiemployer plan," as defined in Section 3(37) or Section 4001(a)(3) of ERISA. No Pension Plan required to be listed on the HCR Disclosure Schedule or to which any of its ERISA Affiliates, contributes or is obligated to contribute and that is subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in that section), whether or not material and whether or not subject to a waiver, as of the last day of the most recent plan year of the plan. The funding method used in connection with each HCR Employee Plan which is subject to the minimum funding requirements of ERISA is acceptable and the actuarial assumptions used in connection with funding each such plan are reasonable; as of the last day of the last plan year of each such plan the "amount of unfunded benefit liabilities" as defined in Section 4001(a)(18) of ERISA did not and will not exceed zero.

          (iii) Each HCR Employee Plan (and any related trust or other funding instrument) is being administered in all material respects in compliance with its terms and in both form and operation, is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all material reports required to be filed with any governmental agency with respect to each Pension Plan and each Welfare Plan required to be listed on the HCR Disclosure Schedule have been timely filed.

          (iv) There is no material litigation, arbitration, or administrative proceeding pending or, to the knowledge of HCR, threatened against HCR or any of its ERISA Affiliates or, to the knowledge of HCR, any plan fiduciary by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any participant or beneficiary with respect to any HCR Employee Plan. Neither HCR nor any of its ERISA Affiliates nor, to the knowledge of HCR, any plan fiduciary of any Pension Plan or Welfare Plan required to be listed on the HCR Disclosure Schedule has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any excise tax imposed by the Code or ERISA with respect to any HCR Employee Plan.

          (v) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any material payment becoming due, or materially increase the amount of compensation due, any current or former employee of HCR or any of its Subsidiaries under any HCR Employee Plan, (b) materially increase any benefits otherwise payable under any HCR Employee Plan or (c) result in the acceleration of the time of payment or vesting of any such material benefits.

          (vi) For purposes of this Section 4.2(o), the term "ERISA Affiliate" means (A) any trade or business with which HCR is under common control within the meaning of Section 4001(b) of ERISA, (B) any corporation with which HCR is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, (C) any entity with which HCR is under common control within the meaning of Section 414(c) of the Code, (D) any entity with which HCR is a member of an affiliated service group within the meaning of Section 414(m) of the Code, and (E) any entity with which HCR is aggregated under Section 414(o) of the Code.

     (p) Environmental Matters. Except as expressly disclosed in the HCR SEC Reports filed prior to the date hereof and except for such matters that, individually and in the aggregate are not reasonably likely to have a Material Adverse Effect on HCR,

          (i) No Hazardous Substances have been spilled, discharged, leaked, emitted, injected, disposed of, released or threatened to be released on, beneath, at, or into any real property currently or, during the period of such ownership or lease, formerly owned or leased by HCR or any of its Subsidiaries. Also, to the knowledge of HCR, no Hazardous Substances generated or transported by HCR or its Subsidiaries have been spilled, discharged, leaked, emitted, injected, disposed of, released or threatened to be released at any location.

          (ii) No underground storage tanks or other underground storage receptacles (a) located on any of the real property currently owned by HCR or any of its Subsidiaries or (b) presently or formerly used by HCR on any real property currently leased by HCR or any of its Subsidiaries, in either case contain or previously contained any Hazardous Substances, except as in compliance with Environmental Laws.

          (iii) HCR has made available to Manor Care true and complete copies of environmental assessments as requested by Manor Care prepared since January 1, 1991 in HCR's possession, custody or control relating to any of its (or its Subsidiaries') currently owned or leased real property.

          (iv) There are no consent decrees, consent orders, judgments, judicial or administrative orders, agreements with (other than permits) or liens by, any governmental or quasi-governmental entity relating to any Environmental Law which regulate, obligate or bind HCR or its Subsidiaries.

          (v) HCR has not received written notice of any existing or threatened notices of violation, liens, claims, demands, suits, CERCLA sec.104 information requests, PRP Notices, or causes of action for any damage, including, without limitation, personal injury, property damage (including, without limitation, any depreciation or diminution of property values), remediation or response costs, lost use of property or consequential damages, arising out of an Environmental Law against HCR or its Subsidiaries.

          (vi) HCR and its Subsidiaries are and have been in the past five years in compliance with all Environmental Laws.

          (vii) As used in this Section 4.2(p), "Subsidiary" shall also include any entity which previously was a Subsidiary of HCR.

     (q) Insurance. All material fire and casualty, general liability, business interruption and product liability insurance policies maintained by HCR or any of its Subsidiaries are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have an Material Adverse Effect on HCR.

     (r) Labor Matters. There are no pending claims against HCR or any of its Subsidiaries under any workers compensation plan or policy or for long-term disability that would have a Material Adverse Effect on HCR. Neither HCR nor any of its Subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on HCR. There are no proceedings or claims pending or, to the knowledge of HCR threatened, between HCR or any of its Subsidiaries and any of their respective employees, which proceedings or claims would have a Material Adverse Effect on HCR. Except as described in the HCR SEC Reports filed prior to the date hereof, neither HCR nor any of its Subsidiaries is (or has in the past been) a party to any collective bargaining agreement or other labor union contract, nor does HCR know of any activities or proceedings of any labor union to organize any of its employees which would be reasonably likely to have a Material Adverse Effect on HCR.

     (s) Opinion of Financial Adviser. Chase has delivered to HCR a written opinion dated as of the date hereof to the effect that the Exchange Ratio is fair from a financial point of view to HCR as of the date hereof.

     (t) Votes Required. The affirmative vote of the holders of a majority of the shares of HCR Common Stock present and entitled to vote at a HCR stockholders' meeting is the only vote of the holders of any class or series of capital stock of HCR necessary to approve the HCR Stock Issuance and the HCR Bylaw Amendment (provided, in the case of the HCR Stock Issuance, that the total vote cast at that meeting on such proposal represents over 50% in interest of all securities entitled to vote on the proposal) and approval of the HCR Stock Issuance and the HCR Bylaw Amendment is the only vote of the holders of any class or series of capital stock of HCR necessary for the consummation of the Merger and the transactions contemplated hereby.

     (u) No Existing Discussions. As of the date hereof, HCR is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal.

     (v) Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or entered into any agreement or arrangements with any person.

     (w) Delaware State Takeover Statutes. The Board of Directors of HCR has approved the terms of this Agreement and the Ancillary Agreements to which HCR is a party and the consummation of the transactions contemplated by this Agreement and by such Ancillary Agreements, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement and by the Ancillary Agreements the restrictions of Section 203 of the DGCL. To HCR's knowledge, as to HCR and its affiliates, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Ancillary Agreements or any of the transactions contemplated by this Agreement or the Ancillary Agreements and no provision of the Certificate of Incorporation, bylaws or other governing instrument of HCR or any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of HCR or any of its Subsidiaries to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

     (x) HCR Rights Agreement. Under the terms of the HCR Rights Agreement, as amended to the date hereof, neither the execution of this Agreement or the Ancillary Agreements, nor the consummation of the transactions as contemplated hereby will cause a "distribution date" to occur or cause the rights issued pursuant to the HCR Rights Agreement to become exercisable. As of the date hereof, the HCR Rights Agreement has been amended in the manner set forth on Exhibit G hereto.

     (y) Tax Treatment. Neither HCR nor, to HCR's knowledge, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

     (z) Board Recommendation. The Board of Directors of HCR has, by a unanimous vote at a meeting of such Board duly held, approved and adopted this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby, and determined that this Agreement, the Ancillary Agreements, the Merger and the other transactions contemplated hereby, taken together, are in the best interest of HCR and of the stockholders of HCR, and prior to the date hereof has resolved to recommend that the holders of HCR Common Stock approve the HCR Voting Proposal.

     (aa) Ownership of Stock of Manor Care. Neither HCR, nor any of HCR's affiliates, owns or has owned within the five-year period ending at the Effective Time any capital stock of Manor Care.

     (bb) Pooling of Interests. To the knowledge of HCR, after consultation with its independent auditors, neither HCR nor any of its Subsidiaries, nor any of their respective affiliates has taken any action or failed to take any action that would prevent Manor Care from accounting for the Merger as a pooling of interests. HCR has received a letter from Ernst & Young, dated as of June 10, 1998, advising it that, subject to the limitations set forth in its letter, Ernst & Young concurs with management's conclusion that, as of the date of its letter, no conditions exist that would preclude HCR's accounting for the Merger as a pooling of interests.

                                   ARTICLE V.

                 CONDUCT OF BUSINESS BEFORE THE EFFECTIVE TIME

     5.1 Conduct of Manor Care. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Manor Care covenants and agrees that it will conduct its business, cause the businesses of its Subsidiaries (other than the Public Subsidiaries) and undertake its reasonable best efforts to cause the business of the Public Subsidiaries (excluding Vitalink from and after consummation of the transactions contemplated by the Vitalink Merger Agreement as in effect on the date hereof) to be conducted, in the ordinary course, other than actions taken by Manor Care and its Subsidiaries, as the case may be, as expressly contemplated or required by this Agreement, and Manor Care shall use all reasonable best efforts to preserve substantially intact its and its Subsidiaries' business organization, to keep available all services of its present officers, employees and consultants and to preserve its and its Subsidiaries' present relationships with customers, suppliers and other persons with which it or any of its Subsidiaries has significant business relations; provided, however, that this Section 5.1 shall not be violated by any action required or expressly contemplated by the Vitalink Merger Agreement as in effect on the date hereof. By way of amplification and not limitation, subject to the proviso contained in the immediately preceding sentence, except as contemplated by this Agreement, Manor Care and its Subsidiaries shall not, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of HCR:

     (a) accelerate, amend, or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any of those plans except as required by the terms of those plans or any related agreements or other agreements in effect as of the date of this Agreement;

     (b) transfer or license to any person or entity or otherwise extend, amend, or modify any rights to its Proprietary Rights, other than in the ordinary course of business consistent with past practices;

     (c) declare or pay any dividends on or make any other distributions (whether in cash, stock, or property or any combination thereof) in respect of any of its capital stock, except that Manor Care may pay regular quarterly cash dividends on dates substantially consistent with the dates of the dividend payments in 1997 at a rate not to exceed $.022 per share per quarter, or split, combine, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock and other than in connection with the administration of its Employee Benefit Plans in the ordinary course of business consistent with past practice and except that a wholly-owned subsidiary of Manor Care may declare and pay a dividend to its parent;

     (d) issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants, or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities (other than the grant of options to employees in a manner consistent with past practices and pursuant to currently existing stock option plans, and the issuance of shares upon the exercise of options, or upon the exercise of any Rights under the Manor Care Rights Agreement outstanding as of the date hereof), or designate any class or series of capital stock from its authorized but undesignated preferred stock;

     (e) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of such party and its Subsidiaries, taken as a whole;

     (f) sell, lease, license, or otherwise dispose of any of its properties or assets that are material, individually or in the aggregate, to the business of such party and its Subsidiaries, taken as a whole, other than in the ordinary course of business;

     (g) (i) increase the compensation or benefits payable or to become payable to its officers or employees, except for increases in compensation in the ordinary course of business, (ii) enter into any employment or severance agreements with any person, (iii) grant any severance or termination pay to, except pursuant to agreements, or policies disclosed in the Disclosure Schedule of such party, in effect as of the date of this

Agreement, or enter into any employment or severance agreement with, any employee, except severance agreements in accordance with the policies disclosed in the Disclosure Schedule of such party, (iv) enter into any collective bargaining agreement, (v) establish, adopt, enter into, modify, or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, or other plan, trust, fund, policy, or arrangement for the benefit of any directors, officers, or employees except as may be required by law, or (vi) establish any new executive employee position;

     (h) (i) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations that it or its Subsidiaries' auditors require in accordance with generally accepted accounting principles or in the ordinary course of business or (ii) change or modify in any material respect any existing accounting method, principal, or practice other than as required by generally accepted accounting principles;

     (i) incur, except borrowings for working capital purposes or to fund capital expenditures pursuant to existing credit agreements or borrowings to make capital expenditures permitted by clause (k), any indebtedness for borrowed money or guarantee or assume any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the party or any of its Subsidiaries or guarantee any debt securities of others, or voluntarily prepay any outstanding indebtedness, provided that nothing herein shall preclude intercompany indebtedness, guaranties, or assumptions;

     (j) amend or propose to amend its charter documents or bylaws or similar organizational documents;

     (k) make any capital expenditure or commitment for which it is not contractually bound as of the date hereof except expenditures and commitments incurred in the ordinary course of business;

     (l) enter into any new Manor Care Material Contract (other than in the ordinary course of business), or modify in any respect materially adverse to such party or any of its Subsidiaries any existing Material Contract which is not terminable by Manor Care upon 30 days' or less notice without penalty or payment; or

     (m) maintain Manor Care's books and records in a manner other than in the ordinary course of business consistent with past practice;

     (n) take, or agree in writing or otherwise to take, any of the actions described in subsections (a) through (l) above, or any action that is reasonably likely to make any of its representations or warranties contained in this Agreement untrue or incorrect such that the condition set forth in Section 7.2(a) shall not be satisfied.

     5.2. Conduct of HCR. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, HCR covenants and agrees that it will conduct its business, and cause the businesses of its Subsidiaries to be conducted, in the ordinary course, other than actions taken by HCR and its Subsidiaries as expressly contemplated or required by this Agreement, and HCR shall use all reasonable best efforts to preserve substantially intact its and its Subsidiaries' business organization, to keep available all services of its present officers, employees and consultants and to preserve its and its Subsidiaries' present relationships with customers, suppliers and other persons with which it or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, HCR and its Subsidiaries shall not, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Manor Care:

     (a) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary of HCR may declare and pay a dividend to its parent;

     (b) take or agree in writing or otherwise to take any action described in this Section 5.2 or any action that is reasonably likely to make any of the representations or warranties of HCR contained in this Agreement untrue or incorrect such that the condition set forth in Section 7.3(a) shall not be satisfied;

     (c) amend or otherwise change the Certificate of Incorporation or By-laws of HCR;

     (d) issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants, or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities (other than pursuant to issuance in connection with (i) an acquisition or exchange offer permitted under Section 5.2(i), (ii) the grant of options to employees in a manner consistent with past practices and pursuant to currently existing stock option plans, and (iii) the issuance of shares upon the exercise of options or upon the exercise of any Rights under the HCR Rights Agreement outstanding as of the date hereof) or designate any class or series of capital stock from its authorized but undesignated preferred stock;

     (e) (i) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations that it or its Subsidiaries' auditors require in accordance with generally accepted accounting principles or in the ordinary course of business or (ii) change or modify in any material respect any existing accounting method, principal, or practice other than as required by GAAP;

     (f) maintain HCR's books and records in a manner other than in the ordinary course of business consistent with past practice;

     (g) accelerate, amend, or change the period of exercisability of options or restricted stock granted under any employee stock plan or authorize cash payments in exchange for any options granted under any of those plans except as required by the terms of those plans or any related agreements or other agreements in effect as of the date of this Agreement;

     (h) transfer or license to any person or entity or otherwise extend, amend, or modify any rights to its Proprietary Rights, other than in the ordinary course of business consistent with past practices;

     (i) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division or otherwise acquire or agree to acquire any assets (an "Acquisition") that are material, individually or in the aggregate, to the business of such party and its Subsidiaries, taken as a whole; provided, however, that HCR may undertake any Acquisition in which the consideration payable by HCR does not exceed $50 million so long as the consideration payable by HCR in all such Acquisitions does not exceed $100 million after the date hereof;

     (j) (i) increase the compensation or benefits payable or to become payable to its officers or employees, except for increases in compensation in the ordinary course of business, (ii) enter into any employment or severance agreements with any person, (iii) grant any severance or termination pay to, except pursuant to agreements, or policies disclosed in the Disclosure Schedule of such party, in effect as of the date of this Agreement, or enter into any employment or severance agreement with, any employee, except severance agreements in accordance with the policies disclosed in the Disclosure Schedule of such party, (iv) enter into any collective bargaining agreement, (v) establish, adopt, enter into, modify, or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, or other plan, trust, fund, policy, or arrangement for the benefit of any directors, officers, or employees except as may be required by law, or (vi) establish any new executive employee position; provided, however, that not withstanding the foregoing, HCR may take any action prohibited by this Section 5.2 with respect to the matters which are the subject of this Section 5.2(j) so long as the aggregate cost thereof to HCR after the date hereof does not exceed $40 million;

     (k) incur, except borrowings for working capital purposes or to fund capital expenditures pursuant to existing credit agreements or borrowings to make capital expenditures permitted by Clause (l), any indebtedness for borrowed money or guarantee or assume any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the party or any of its Subsidiaries or guarantee any debt securities of others, or voluntarily prepay any outstanding indebtedness, provided that nothing herein shall preclude intercompany indebtedness, guaranties, or assumptions; and

     (l) make any capital expenditure or commitment for which it is not contractually bound as of the date hereof except expenditures and commitments incurred in the ordinary course of business.

     5.3 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of HCR and Manor Care shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party and its counsel with copies of all filings made by the party with any Governmental Entity in connection with this Agreement, the Merger, and the transactions contemplated hereby.

                                  ARTICLE VI.

                              ADDITIONAL COVENANTS

     6.1. No Solicitation.

     (a) Neither Manor Care nor HCR may, directly or indirectly, through any officer, director, employee, representative, or agent thereof or of any of its Subsidiaries, other than, with respect to Manor Care, as required or expressly contemplated by the Vitalink Merger Agreement as in effect on the date hereof,
(i) seek, initiate, or solicit any inquiries, proposals, or offers from any person or group to acquire (or which would result in the beneficial ownership of) a majority of the shares of the capital stock (including by way of a tender offer) of it or of its Significant Subsidiaries, to merge or consolidate with it or any Significant Subsidiary or to otherwise acquire any significant portion of the assets of it and/or its Significant Subsidiaries, taken as a whole, or similar transaction involving Manor Care or any of its Significant Subsidiaries or HCR or any of its Significant Subsidiaries, as the case may be, or, in the case of Manor Care or its affiliates, seek to effect (1) the acquisition of any shares of Manor Care Common Stock held by the Key Stockholders or (2) the Restructuring Transactions (any of the foregoing restricted inquiries, proposals, or offers being referred to as an "Acquisition Proposal"), except in each case as required or expressly contemplated by the Vitalink Merger Agreement as in effect on the date hereof (ii) engage in negotiations or discussions concerning an Acquisition Proposal with any person or group or disclose or provide any non-public information relating to the business of such party or any Significant Subsidiary, or afford access to the properties, books, or records of the party or any Significant Subsidiary, to any person or group that such party has reason to believe may be considering an Acquisition Proposal, or (iii) agree to, approve, or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Manor Care or HCR, or their respective Board of Directors, from (A) furnishing non-public information or access to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders, if and only to the extent that (1) a third party has made a written proposal to the Board of Directors of Manor Care or HCR, as applicable, to consummate an Acquisition Proposal, which proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of Manor Care or HCR, as applicable, (2) the Board of Directors of such party believes in good faith, after consultation with its financial advisor, that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the stockholders of such party than the transaction contemplated by this Agreement (a "Superior Proposal"), (3) the Board of Directors of such party determines in good faith, following consultation with outside legal counsel, that such action is required for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law, and (4) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Board of Directors receives from such person or entity an executed confidentiality agreement on terms no less favorable to Manor Care or HCR, as the case may be, than those contained in the respective Confidentiality Agreements discussed in
Section 6.14 hereof, or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in
Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1993, as such Regulation is in effect on the date hereof. Each of Manor Care and HCR shall immediately cease and cause to be terminated any existing activities, discussions,

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or negotiations with any party conducted heretofore with respect to any
Acquisition Proposal. Each of Manor Care and HCR agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal, unless the Board of Directors of Manor Care or HCR, as applicable, determines in good faith, following consultation with outside legal counsel, that such action is required for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law.

     (b) Each of Manor Care or HCR shall immediately notify the other upon receipt by it or its advisers of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books, or records thereof by any person or entity that informs Manor Care or HCR, as the case may be, that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate the identity of the offeror and in reasonable detail the terms and conditions of such proposal, inquiry or contact. The notifying party shall continue to keep the other party hereto informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Notwithstanding the foregoing, neither Manor Care nor HCR shall accept or enter into any agreement concerning a Superior Proposal for a period of at least five business days after the other party's receipt of the notification of the terms thereof pursuant to the second preceding sentence (and only in compliance with the terms of Article IX hereof), during which period the other party shall be afforded the opportunity to match the terms and conditions contained in such Superior Proposal.

     6.2. Joint Proxy Statement; Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, HCR and Manor Care shall prepare and file with the SEC a joint proxy statement/prospectus (the "Joint Proxy Statement") to be sent to the stockholders of HCR and Manor Care in connection with the meeting of HCR's stockholders (the "HCR Stockholders' Meeting") and of Manor Care's stockholders (the "Manor Care Stockholders' Meeting") to consider the Merger Agreement and the issuance of HCR Common Stock in connection therewith, and HCR shall prepare and file with the SEC a registration statement on Form S-4 pursuant to which the shares of HCR Common Stock to be issued in connection with the Merger will be registered under the Securities Act (the "Registration Statement"), in which the Joint Proxy Statement will be included as a prospectus. HCR may delay the filing of the Registration Statement until after the Joint Proxy Statement has been declared effective. HCR and Manor Care shall use all reasonable best efforts to cause the Registration Statement to become effective as soon after filing as practicable. HCR, Merger Sub and Manor Care shall cooperate with each other in the preparation of the Joint Proxy Statement, and HCR shall notify Manor Care of the receipt of any comments of the SEC with respect to the Joint Proxy Statement and of any requests by the SEC of any amendment or supplement thereto or for additional information and shall provide to Manor Care promptly copies of all correspondence between HCR or any representative of HCR and the SEC. HCR shall give Manor Care and its counsel the opportunity to review the Joint Proxy Statement prior to its being filed with the SEC and shall give Manor Care and its counsel the opportunity to review all amendments and supplements to the Joint Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of HCR, Manor Care and Merger Sub agrees to use all reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Joint Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of HCR Common Stock and Manor Care Common Stock entitled to vote at the special meetings at the earliest practicable time. The Joint Proxy Statement shall include the recommendation of the Board of Directors of Manor Care in favor of this Agreement and the Merger and the recommendation of the Board of Directors of HCR in favor of the HCR Voting Proposal, provided that the Board of Directors of either Manor Care or HCR may withdraw such recommendation if it determines in good faith, after consultation with its outside legal counsel, that the withdrawal of such recommendation is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law. HCR and Manor Care shall make all other necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

                                      A-32
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     (b) Manor Care shall take all action necessary to cause the representation set forth in Section 4.1(f) to be true and correct at all applicable times with respect to each of the Joint Proxy Statement and the Registration Statement.

     (c) HCR shall take all action necessary to cause the representation set forth in Section 4.2(f) to be true and correct at all applicable times with respect to each of the Joint Proxy Statement and the Registration Statement.

     (d) As soon as reasonably practicable, Manor Care and HCR shall take all such actions as may be necessary to comply with state "blue sky" or securities laws in connection with the transactions contemplated by this Agreement.

     6.3. Access to Information. Upon reasonable notice and to the extent permitted under applicable law and the provisions of agreements to which HCR or Manor Care, as the case may be, is a party, including, without limitation, the agreements relating to the Vitalink Transaction, Manor Care and HCR shall each (and shall cause their respective Subsidiaries to) afford to the officers, employees, accountants, counsel, and other representatives of the other, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments, and records and will cause its, and its Subsidiaries', employees, counsel, financial advisers, and auditors to cooperate with the other party and its officers, employees, and representatives in its investigation of the business of such party and its Subsidiaries and, during such period, each of Manor Care and HCR shall (and shall cause their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement, and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties, and personnel as such other party or its representatives may reasonably request. Such investigations shall be conducted in a manner as not to unreasonably interfere with the operations of the other party and its Subsidiaries and will take all necessary precautions (including obtaining the written agreement of its respective employees or representatives involved in such investigation) to protect the confidentiality of any information of the other party and its Subsidiaries disclosed to such persons during such investigation. No information or knowledge obtained in any investigation pursuant to this Section 6.3 shall be deemed to modify a representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     6.4. Stockholders' Meetings.

     (a) Manor Care and HCR each shall call a special meeting of its respective stockholders to be held as promptly as practicable for the purpose of voting, in the case of Manor Care, upon adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby (the "Manor Care Voting Proposal") and, in the case of HCR, upon the issuance of shares of HCR Common Stock in the Merger (the "HCR Stock Issuance") and the approval of the bylaw amendment described in the parenthetical of Section 6.18(d) which will, among other things, require a supermajority vote of stockholders or directors to amend certain of HCR's bylaw's corporate governance provisions after the Effective Time (the "HCR Bylaw Amendment" and, together with the HCR Stock Issuance, the "HCR Voting Proposal"). Subject to Section 6.2(a), Manor Care and HCR will, through their respective Boards of Directors, recommend to their respective stockholders approval of such matters and will coordinate and cooperate with respect to the timing of the meetings and shall use reasonable best efforts to hold the meetings on the same day and as soon as practicable after the date hereof. Each party shall use reasonable best efforts to solicit from its stockholders proxies in favor of such matters as long as the recommendation of its Board of Directors remains in effect.

     (b) To the extent not prohibited by Section 5.1 or 5.2, each of Manor Care and HCR may also submit additional proposals to such party's stockholders at such party's stockholder's meeting separate from the proposal referred to in
Section 6.4(a). The approval by HCR's stockholders or Manor Care's stockholders of such additional proposals shall not be a condition to the closing of the Merger under this Agreement.

     6.5. Legal Conditions to Merger. (a) Each of HCR and Manor Care will undertake its reasonable best efforts to comply promptly with all legal requirements that may be imposed on it with respect to the Merger (including furnishing all information required under the HSR Act and in connection with approvals of or

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

filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them or any of their Subsidiaries in connection with the Merger. Each of HCR and Manor Care will, and will cause its Subsidiaries to, undertake its reasonable best efforts to obtain (and will cooperate with each other in obtaining) any consent, authorization, order, or approval of, or any exemption by, any Governmental Entity or other public third party, required to be obtained or made by HCR, Manor Care, or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. Notwithstanding anything to the contrary in this Section 6.5, neither Manor Care nor HCR nor any of their respective Subsidiaries shall be required to sell, otherwise dispose of or hold separate (through the establishment of a trust or otherwise) assets or Subsidiaries of Manor Care or HCR or of any of their Subsidiaries having a fair market value of more than $150 million or to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Merger.

     (b) HCR and Manor Care shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any approval needed from a Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed.

     6.6. Tax-Free Reorganization. HCR and Manor Care shall each use reasonable best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code.

     6.7. Pooling Accounting. HCR and Manor Care shall each use reasonable best efforts to cause the Merger to be accounted for as a pooling of interests. Each of HCR and Manor Care shall use reasonable best efforts to cause its respective affiliates not to take any action that would adversely affect the ability of HCR to account for the Merger as a pooling of interests.

     6.8.  Affiliate Agreements.

     (a) Manor Care shall, within five business days of the date hereof, deliver to HCR a list (reasonably satisfactory to counsel for HCR), setting forth the names of all persons who are expected to be, at the time of the Manor Care Stockholders' Meeting, in Manor Care's reasonable judgment, "affiliates" of Manor Care for purposes of Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling-of-interests accounting treatment. Manor Care shall furnish such information and documents as HCR may reasonably request for the purpose of reviewing the list. Manor Care shall use reasonable best efforts to cause each person who is identified as an affiliate in the list furnished pursuant to this Section 6.8(a) to execute a written agreement, as soon as practicable after the date hereof, in substantially the form of Exhibit C hereto (each a "Manor Care Affiliate Agreement").

     (b) HCR shall, within five business days of the date hereof, deliver to Manor Care a list (reasonably satisfactory to counsel for Manor Care) setting forth the names of all persons who are expected to be, at the time of the HCR Stockholders' Meeting, in HCR's reasonable judgment, affiliates of HCR under applicable SEC accounting releases with respect to pooling-of-interests accounting treatment. HCR shall furnish such information and documents as Manor Care may reasonably request for the purpose of reviewing the list. HCR shall use reasonable best efforts to cause each person who is identified as an affiliate in the list furnished pursuant to this Section 6.8(b) to execute a written agreement as soon as practicable after the date hereof in substantially the form of Exhibit D hereto (each, an "HCR Affiliate Agreement").

     6.9. NYSE Listing. HCR shall cause the shares of HCR Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, before the Closing Date.

     6.10. Restricted Stock Plans. At the Effective Time, each outstanding Manor Care Award, whether vested or unvested, shall be assumed by HCR, except that each Manor Care Award shall apply to that number of whole shares of HCR Common Stock equal to the product of the number of shares of Manor Care Common Stock that were subject to such award immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded to the next highest whole number of shares of HCR Common Stock.
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

     6.11. Consents; Other Approvals.

     (a) Subject to the terms and conditions of this Agreement, each of HCR and Manor Care shall use their reasonable best efforts to obtain all necessary consents, waivers, and approvals under any of HCR's or Manor Care's material agreements, contracts, licenses, or leases in connection with the Merger.

     (b) Manor Care shall undertake its reasonable best efforts to cause IHH to provide the approvals required under Section 7.2(f) including, without limitation, by removal and replacement of directors, taking actions as shareholders by consent or vote and causing the filing of all filings and other materials with the SEC requisite or useful to the foregoing.

     6.12. Reports. From and after the Effective Time and so long as necessary in order to permit Manor Care's affiliates to sell the shares of HCR Common Stock received by them as a result of the Merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, HCR will use its reasonable best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Exchange Act, referred to in paragraph (c)(1) of Rule 144 under the Securities Act.

     6.13. Additional Agreements; Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, including Section 6.2(a), each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the vote of stockholders of HCR and Manor Care described in Section 6.4. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of either of Manor Care and Merger Sub, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     6.14. Confidentiality Agreement. The Confidentiality Agreements between Manor Care and HCR dated May 12, 1998 shall remain in full force and effect until the later of the Effective Time or such date specified in the Confidentiality Agreement. Until the Effective Time, Manor Care and HCR shall comply with the terms of such Confidentiality Agreements.

     6.15. Stock Option Agreements. Each of Manor Care and HCR agrees to grant the option described in the Stock Option Agreements immediately upon execution of this Agreement and to fully perform its obligations under the Stock Option Agreements.

     6.16. Stockholder Litigation. Manor Care shall give HCR the reasonable opportunity to participate in the defense of any stockholder litigation against Manor Care or its directors relating to the transactions contemplated hereby or the Vitalink Transaction.

     6.17. Pooling Letters. (a) HCR shall use reasonable best efforts to cause to be delivered to HCR and Manor Care a letter of Ernst & Young LLP, dated as of a date within two business days before the date of the Joint Proxy Statement shall be mailed, regarding its concurrence with HCR management's and Manor Care management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     (b) Manor Care shall use reasonable best efforts to cause to be delivered to HCR and Manor Care a letter of Arthur Andersen LLP, dated as of a date within two business days before the date of the Joint Proxy Statement shall be mailed, regarding its concurrence with HCR management's and Manor Care management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     (c) Manor Care and HCR shall each provide reasonable cooperation to Arthur Andersen LLP and Ernst & Young LLP to enable them to issue such letters.

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

     6.18.  Post-Merger HCR Corporate Governance.

     (a) At the Effective Time, the total number of persons serving on the Board of Directors of HCR shall be ten (unless otherwise agreed in writing by Manor Care and HCR prior to the Effective Time), half of whom shall be Manor Care Directors and half of whom shall be HCR Directors (as such terms are defined below). The persons to serve initially on the Board of Directors of HCR effective at the Effective Time who are Manor Care Directors (and the classes to which they will be appointed) shall be Stewart Bainum, Jr. (Class I); William H. Longfield (Class I); Stewart Bainum (Class II); Gail R. Wilensky (Class II); Kennett L. Simmons (Class III). The persons to serve initially on the Board of Directors of HCR effective at the Effective Time who are HCR Directors (and the classes in which they will remain) shall be Paul A. Ormond (Class I); Joseph H. Lemieux (Class II); Thomas L. Young (Class III); Robert G. Siefers (Class III); M. Keith Weikel (Class III). The initial Board of Directors of HCR at the Effective Time shall include no more than two Manor Care Directors and no more than two HCR Directors who, prior to the Effective Time, were employees of Manor Care or HCR, respectively. In the event that, prior to the Effective Time, any person so selected to serve on the Board of Directors of HCR effective at and immediately after the Effective Time is unable or unwilling to serve in such position, the Board of Directors which selected such person shall designate another person to serve in such person's stead in accordance with the provisions of the immediately preceding sentence. From and after the Effective Time until and including the second annual meeting of stockholders of HCR held after the Effective Time (the "Second Meeting"),
(i) the size of the Board of Directors of HCR shall not be increased or decreased unless such increase or decrease is approved by not less than 75% of the members thereof and (ii)(A) if any vacancy occurs as the result of the death, resignation or removal of a Manor Care Director or an HCR Director or
(B) if any seat held by a Manor Care Director or HCR Director is subject to nomination for election of a director, then, in the case of either (A) or (B), subject to the fiduciary duties of the Directors of HCR, the Board of Directors shall promptly take all necessary actions and appoint or nominate, as the case may be, such person or persons as may be, requested by the remaining Manor Care Directors (in the case of a vacancy or nomination concerning a Manor Care Director) or by the remaining HCR Directors (in the case of a vacancy or nomination concerning an HCR Director). The term "Manor Care Director" means
(i) any person who becomes a Director of HCR at the Effective Time pursuant to the second or fifth sentences of this Section 6.18(a) and (ii) any person who becomes a Director of HCR pursuant to the preceding sentence and who is designated by the Manor Care Directors; and the term "HCR Director" means (i) any person who continues or becomes a Director of HCR at the Effective Time pursuant to the third or fifth sentences of this Section 6.18(a) and (ii) any person who becomes a Director of HCR pursuant to the preceding sentence and who is designated by the HCR Directors.

     (b) Immediately following the Effective Time, the current Chief Executive Officer of HCR shall continue as President and Chief Executive Officer of HCR and the current President and Chief Executive Officer of Manor Care shall be Chairman of the Board of HCR.

     (c) From and after the Effective Time until and including the Second Meeting, the Board of Directors of HCR shall, subject to their fiduciary duties, promptly take all necessary action to increase the size of each existing committee to four members and take such action to assure that such committee and any other committee of the Board of Directors is comprised one-half of HCR Directors and one-half of Manor Care Directors.

     (d) Each of Manor Care and HCR shall take such action as shall reasonably be deemed by either thereof to be advisable to give effect to the provisions set forth in this Section 6.18, including without limitation incorporating such provisions in the Bylaws of HCR to be effective at the Effective Time (which Bylaws will provide that, during the period set forth above, (i) the Board of Directors of HCR may not amend such provisions without the approval of not less than 75% of the members of the Board of Directors of HCR and (ii) the stockholders of HCR may not amend such Bylaws without the approval of HCR stockholders owning not less than 80% of the outstanding shares of HCR).

     6.19. Name Change. Immediately following the Effective Time, a newly established, wholly owned subsidiary of HCR shall merge into HCR with HCR surviving, and HCR shall change its name to HCR Manor Care, Inc. pursuant to
Section 253(b) of the DGCL. On the one-year anniversary of the Effective

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Time, unless after the Effective Time the HCR Board of Directors resolves otherwise, HCR shall change its name to Manor Care, Inc. pursuant to Section 253(b) of the DGCL or, if such section or a successor section is not available for this purpose as then otherwise permitted under applicable law.

                                  ARTICLE VII.

                              CONDITIONS PRECEDENT

     7.1. Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction before the Closing Date of the following conditions, any of which may be waived, to the extent legally allowed, in writing, by mutual consent of Manor Care and HCR:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Manor Care as may be required by law, by the rules of the New York Stock Exchange, and by any applicable provisions of its Certificate of Incorporation or Bylaws, and the HCR Voting Proposal shall have been approved by the requisite vote of the stockholders of HCR as may be required by law, by the rules of the New York Stock Exchange, and by any applicable provisions of its Certificate of Incorporation or Bylaws.

     (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (c) Approvals. There shall have been obtained permits, consents, and approvals of securities or "blue sky" commissions or agencies of any jurisdiction and of other governmental bodies or agencies that may reasonably be deemed necessary so that the consummation of the Merger and the other transactions contemplated hereby will be in compliance with applicable laws except where the failure to obtain such permits, consents and approvals would not be reasonably expected to have a Material Adverse Effect on Manor Care or HCR.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order. The Joint Proxy Statement shall have been delivered to the stockholders of Manor Care and HCR in accordance with the requirements of the Securities Act and the Exchange Act.

     (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or materially limiting or restricting HCR's conduct or operation of the business of HCR or Manor Care after the Merger shall have been issued, nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending which if adversely determined would be reasonably likely to have a Material Adverse Effect on HCR or Manor Care; nor shall there be any action taken, or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the Merger which makes the consummation of the Merger illegal.

     (f) Pooling Letters. Manor Care and HCR shall have received letters from Arthur Andersen LLP and Ernst & Young LLP, respectively, addressed to Manor Care and HCR, respectively, regarding their concurrence with the respective conclusions of management of Manor Care and HCR, as to the appropriateness of the pooling of interest accounting, under Accounting Principles and Board Opinion No. 16 for the Merger, if closed and consummated in accordance with this Agreement.

     (g) Tax Opinions. HCR shall have received the opinion of Latham & Watkins and Manor Care shall have received the opinion of Cahill Gordon & Reindel, which opinions shall be dated on or about the date the Joint Proxy Statement is first mailed to the stockholders of Manor Care and HCR and which shall be updated as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that none of HCR, Merger Sub, Manor Care or Manor Care stockholders shall recognize gain or loss for federal income tax purposes as a result of the Merger (other than with respect to any cash received in lieu of fractional shares of HCR Common Stock), and substantially in the forms attached to HCR's and Manor Care's respective Disclosure Schedules. In rendering such opinions, Latham & Watkins and Cahill Gordon & Reindel may rely upon representation letters of HCR and Manor Care substantially in the forms attached to HCR's and Manor Care's respective Disclosure Schedules.

     (h) NYSE. The shares of HCR Common Stock to be issued in the Merger shall have been approved for listing on the NYSE.

     7.2. Additional Conditions to Obligations of HCR and Merger Sub. The obligations of HCR and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing by HCR and Merger Sub:

     (a) Representations and Warranties. The representations and warranties of Manor Care contained in Section 4.1 of this Agreement (i) shall be true and correct in all respects as of the date of this Agreement and (ii) shall be true and correct immediately before the Effective Time, with the same force and effect as if made on and as of the Effective Time, except to the extent any inaccuracies in any such representations or warranties, individually or in the aggregate, do not materially impair the ability of Manor Care to consummate the transactions contemplated hereby and would not have a Material Adverse Effect on Manor Care (provided that, solely for purposes of clause (ii) of this Section 7.2(a), any representation or warranty in Section 4.1 that is qualified by Material Adverse Effect language shall be read as if such language were not present), and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date; HCR shall have received a certificate signed on behalf of Manor Care by the chief executive officer and chief financial officer of Manor Care to that effect.

     (b) Performance of Obligations of Manor Care. Manor Care shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and HCR shall have received a certificate signed on behalf of Manor Care by the chief executive officer and the chief financial officer of Manor Care to that effect.

     (c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred or arisen any event, circumstance or condition in the business, operations, results of operations, properties, or financial condition of Manor Care and its Subsidiaries, taken as a whole except for (a) such changes that, individually or in the aggregate, would not have a Material Adverse Effect on Manor Care or (b) any Anticipated Change.

     (d) Consents. Manor Care shall have obtained all necessary consents, waivers, and approvals required under any of its material agreements, contracts, and licenses, except those consents the failure of which to obtain would not have a Material Adverse Effect on Manor Care or materially impair the ability of Manor Care to consummate the Merger.

     (e) Manor Care Rights Agreement. No Manor Care Rights shall have become exercisable under the Manor Care Rights Agreement.

     (f) IHH Matters. The Board of Directors of IHH shall have been presented this Agreement and the Ancillary Agreements and provided such approvals as are sufficient to render inapplicable, with respect to IHH, the Merger and the other transactions contemplated by this Agreement and by the Ancillary Agreements the restrictions of Section 302A.673 of the Minnesota Business Corporation Act (the "MBCA"). The articles or bylaws of IHH shall have been amended to render Section 302A.671 of the MBCA inapplicable to the Merger and the other transactions contemplated by this Agreement and by the Ancillary Agreements.

     7.3 Additional Conditions to Obligations of Manor Care. The obligation of Manor Care to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing by Manor Care:

     (a) Representations and Warranties. The representations and warranties of HCR and Merger Sub contained in Section 4.2 of this Agreement (i) shall be true and correct in all respects as of the date of this

Agreement and (ii) shall be true and correct immediately before the Effective Time, with the same force and effect as if made on and as of the Effective Time, except to the extent any inaccuracies in any such representations or warranties, individually or in the aggregate, do not materially impair the ability of HCR or Merger Sub to consummate the transactions contemplated hereby and would not have a Material Adverse Effect on HCR (provided that, solely for purposes of clause
(ii) of this Section 7.3(a), any representation or warranty in Section 4.2 that is qualified by Material Adverse Effect language shall be read as if such language were not present), and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date; Manor Care shall have received a certificate signed on behalf of HCR and Merger Sub by the chief executive officer and chief financial officer of each of HCR and Merger Sub to that effect.

     (b) Performance of Obligations of HCR and Merger Sub. HCR and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and Manor Care shall have received a certificate signed on behalf of HCR by the chief executive officer and the chief financial officer of HCR to that effect.

     (c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred or arisen any event, circumstance or condition in the business, operations, results of operations, properties, or financial condition of HCR and its Subsidiaries, taken as a whole except for (a) such changes that, individually or in the aggregate, would not have a Material Adverse Effect on HCR or (b) any Anticipated Change.

     (d) Consents. HCR shall have obtained all necessary consents, waivers, and approvals required under any of its material agreements, contracts, and licenses, except those consents the failure of which to obtain would not have a Material Adverse Effect on HCR or materially impair the ability of HCR to consummate the Merger.

     (e) HCR Rights Agreement. No HCR Rights shall have become exercisable under the HCR Rights Agreement.

                                 ARTICLE VIII.

               CONDUCT AND TRANSACTIONS AFTER THE EFFECTIVE TIME

     8.1. Employee Matters

     (a) HCR shall or shall cause the Surviving Corporation to maintain in effect, for a period of one (1) year after the Effective Time, employee benefit plans and arrangements which, with respect to the employees of Manor Care and its Subsidiaries (for so long as they are Subsidiaries) as a whole, provide benefits which are of substantially comparable value, in the aggregate, to the benefits provided by the Manor Care Employee Plans (not taking into account any benefits under any such plans which are equity based).

     (b) For purposes of determining eligibility to participate and vesting, but not accrual or entitlement to benefits other than severance benefit accrual where length of service is relevant under any employee benefit plan or arrangement of HCR or the Surviving Corporation, employees of Manor Care and its Subsidiaries (for so long as they are Subsidiaries) as of the Effective Time shall receive service credit for service with Manor Care and any of its Subsidiaries (for so long as they are Subsidiaries) to the same extent that such service was recognized under the Manor Care Employee Plans and shall waive any pre-existing condition exclusions and actively-at-work requirements and provide that any expenses incurred on or before the Effective Time by an employee of Manor Care or its Subsidiaries (for so long as they are Subsidiaries) or such employee's covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     (c) From and after the Effective Time, HCR shall cause Manor Care to abide by the terms of the employment and severance agreements, arrangements and policies in effect at the Effective Time.

     (d) This Section 8.1 is not intended to be for the benefit of and shall not be enforceable by any employee or former employee of Manor Care or any of its Subsidiaries or any dependent, beneficiary or collective bargaining representative of any such employee or former employee.

     8.2. Indemnification. All rights to indemnification, expense advancement, and exculpation existing in favor of any present or former director, officer, or employee of Manor Care or any of its Subsidiaries as provided in the Certificate of Incorporation, Bylaws, or similar organizational documents of Manor Care or any of its Subsidiaries or by law as in effect on the date hereof shall survive the Merger with respect to matters occurring at or prior to the Effective Time, and no action taken during such period shall be deemed to diminish the obligations set forth in this Section 8.2. HCR hereby guarantees, effective at the Effective Time, all obligations of the Surviving Corporation and the Subsidiaries in respect of such indemnification and expense advancement.

     8.3. Directors and Officers Liability Insurance. For a period of at least six years after the Effective Time, HCR shall cause the Surviving Corporation to maintain in effect either (i) the current policy of directors' and officers' liability insurance maintained by Manor Care (provided that HCR or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Effective Time (including consummation of the transactions contemplated by this Agreement), or
(ii) a run-off (that is, "tail") policy or endorsement with respect to the current policy of directors' and officers' liability insurance covering claims asserted within four years after the Effective Time arising from facts or events that occurred at or before the Effective Time (including consummation of the transactions contemplated by this Agreement); provided, however, in no event shall HCR or the Surviving Corporation be required to pay annual premiums in excess of 200% of the annual premium currently paid by Manor Care; and if such premium would at any time exceed 200% of such amount, HCR or the Surviving Corporation may maintain policies that provide the best coverage available for 200% of such amount, and such policies or endorsements shall name as insureds thereunder all present and former directors and officers of Manor Care or any of its Subsidiaries.

                                  ARTICLE IX.

                                  TERMINATION

     9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 9.1(b) through 9.1(h), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of HCR or Manor Care:

     (a)  by mutual written consent of Manor Care and HCR; or

     (b) by either Manor Care or HCR if the Merger shall not have been consummated by December 31, 1998; provided, however, such date shall be extended to March 31, 1999 in the event all conditions to effect the Merger other than those set forth in 7.1(c) or (e) have been or are capable of being satisfied at such time and the conditions set forth in Section 7.1(c) and (e) have been or are reasonably capable of being satisfied on or prior to March 31, 1999 (December 31, 1998, as it may be so extended, shall be referred to herein as the "Outside Date"), provided that the right to terminate this Agreement under this
Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

     (c) by either Manor Care or HCR if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

     (d) by Manor Care, if, at the HCR Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of HCR in favor of the HCR Voting Proposal shall not have been obtained; or by HCR if, at the Manor Care Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of Manor Care in favor of the Manor Care Voting Proposal shall not have been obtained; or

     (e) by Manor Care, if (i) the Board of Directors of HCR shall have withdrawn or modified its recommendation of the HCR Voting Proposal; (ii) after the receipt by HCR of a proposal concerning an Alternative Transaction, Manor Care requests in writing that the Board of Directors of HCR reconfirm its recommendation of the HCR Voting Proposal and the Board of Directors of HCR fails to do so within 10 business days after its receipt of Manor Care's request; (iii) the Board of Directors of HCR shall have recommended to the stockholders of HCR an Alternative Transaction; (iv) a tender offer or exchange offer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of 35% or more of the outstanding shares of HCR Common Stock is commenced (other than by Manor Care or an affiliate of Manor Care) and the Board of Directors of HCR recommends that the stockholders of HCR tender their shares in such tender or exchange offer or
(v) for any reason HCR fails to call and hold the HCR Stockholders' Meeting by the Outside Date (provided that Manor Care's right to terminate this Agreement under such clause (v) shall not be available if at such time HCR would be entitled to terminate this Agreement under Section 9.1(g)); or

     (f) by HCR, if (i) the Board of Directors of Manor Care shall have withdrawn or modified its recommendation of this Agreement; (ii) after the receipt by Manor Care of a proposal concerning an Alternative Transaction, HCR requests in writing that the Board of Directors of Manor Care reconfirm its recommendation of this Agreement and the Merger and the Board of Directors of Manor Care fails to do so within 10 business days after its receipt of HCR's request; (iii) the Board of Directors of Manor Care shall have recommended to the stockholders of Manor Care an Alternative Transaction; (iv) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 35% or more of the outstanding shares of Manor Care Common Stock is commenced (other than by HCR or an affiliate of HCR) and the Board of Directors of Manor Care recommends that the stockholders of Manor Care tender their shares in such tender or exchange offer; or (v) for any reason Manor Care fails to call and hold the Manor Care Stockholders' Meeting by the Outside Date (provided that HCR's right to terminate this Agreement under such clause (v) shall not be available if at such time Manor Care would be entitled to terminate this Agreement under Section 9.1(g)); or

     (g) by Manor Care or HCR, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Section 7.3 (in the case of termination by Manor Care) or in Section 7.2 (in the case of termination by HCR) not to be satisfied, and (ii) shall not have been cured within 20 business days following receipt by the breaching party of written notice of such breach from the other party; or

     (h) by Manor Care, prior to the approval by HCR's stockholders of the HCR Voting Proposal, or by HCR, prior to approval by Manor Care's stockholders of the Manor Care Voting Proposal, if, as a result of a Superior Proposal received by such party from a Third Party, the Board of Directors of such party determines in good faith, following consultation with outside legal counsel, that failing to accept such Superior Proposal would constitute a breach by the Board of Directors of such party of its fiduciary duties to its stockholders under applicable law; provided, however, that no termination shall be effective pursuant to this Section 9.1(h) under circumstances in which a termination fee is payable by the terminating party pursuant to Sections 9.3(c) or (e), unless concurrently with such termination, such fees are paid in full by the terminating party in accordance with such Sections.

     9.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Manor Care, HCR, Merger Sub or their respective officers, directors, stockholders or affiliates, except, in the case of HCR, Manor Care or Merger Sub, as set forth in Section 9.3 or in the case of a willful breach of this Agreement or the Stock Option Agreements; provided that, the provisions of Section 9.3 of this Agreement and the Confidentiality Agreements shall remain in full force and effect and survive any termination of this Agreement.

     9.3. Fees and Expenses.

     (a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     (b) [OMITTED]

     (c) HCR shall pay Manor Care a termination fee of $70 million concurrently upon the earliest to occur of the following events:

          (i) the termination of this Agreement by Manor Care pursuant to
     Section 9.1(d), but only if a proposal for an Alternative Transaction involving HCR shall have been made prior to the HCR Stockholders' Meeting and either an Alternative Transaction with HCR is entered into, or an Alternative Transaction with HCR is consummated, within eighteen months of such termination ;

          (ii) the termination of this Agreement by Manor Care pursuant to
     Section 9.1(e); or

          (iii) the termination of this Agreement by HCR pursuant to Section 9.1(h).

     Notwithstanding the foregoing, if and to the extent that Manor Care has purchased shares of HCR Common Stock pursuant to the HCR Stock Option Agreement prior to the date of payment under this Section 9.3(c), the amount payable to Manor Care under this Section 9.3(c), together with (i) (x) the amount received by Manor Care pursuant to HCR's repurchase of shares (as defined in the HCR Stock Option Agreement) pursuant to Section 7 of the HCR Stock Option Agreement, less Manor Care's purchase price for such shares, and (ii) (x) the net cash amounts received by Manor Care pursuant to the sale of shares (or any other securities into which such shares are converted or exchanged) prior to the date of payment under this Section 9.3(c) to any unaffiliated party, less (y) Manor Care's purchase price for such shares, shall not exceed $70 million.

     HCR's payment of (i) a termination fee and (ii) amounts, if any, payable pursuant to the HCR Stock Option Agreement pursuant to this subsection shall be the sole and exclusive remedy of Manor Care against HCR and any of its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of this Agreement by HCR.

     (d) [OMITTED]

     (e) Manor Care shall pay HCR a termination fee of $100 million concurrently upon the earliest to occur of the following events:

          (i) the termination of this Agreement by HCR pursuant to Section 9.1(d), but only if a proposal for an Alternative Transaction involving Manor Care shall have been made prior to the Manor Care Stockholders' Meeting and either an Alternative Transaction with Manor Care is entered into, or an Alternative Transaction with Manor Care is consummated, within eighteen months of such termination (or in the case of the Restructuring Transactions, or transactions in whole or in part similar thereto, twelve months);

          (ii) the termination of this Agreement by HCR pursuant to Section 9.1(f); or

          (iii) the termination of this Agreement by Manor Care pursuant to
     Section 9.1(h).

     Notwithstanding the foregoing, if and to the extent that HCR has purchased shares of Manor Care Common Stock pursuant to the Manor Care Stock Option Agreement prior to the date of payment this under Section 9.3(e), the amount payable to HCR under this Section 9.3(e), together with (i) (x) the amount received by HCR pursuant to Manor Care's repurchase of shares (as defined in the Manor Care Stock Option Agreement) pursuant to Section 7 of the Manor Care Stock Option Agreement, less HCR's purchase price for such shares, and (ii) (x) the net cash amounts received by HCR pursuant to the sale of shares (or any other securities into which such shares are converted or exchanged) prior to the date of payment under this

Section 9.3(e) to any unaffiliated party, less (y) HCR's purchase price for such shares, shall not exceed $100 million.

     Manor Care's payment of (i) a termination fee and (ii) amounts, if any, payable pursuant to the Manor Care Stock Option Agreement pursuant to this subsection shall be the sole and exclusive remedy of HCR against Manor Care and any of its Subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of this Agreement by Manor Care.

     (f) [OMITTED]

     (g) As used in this Agreement, "Alternative Transaction" means any of (i) a transaction pursuant to which any person or group other than Manor Care or HCR or their respective affiliates (a "Third Party"), acquires beneficial ownership of more than 35% of the outstanding shares of HCR Common Stock or Manor Care Common Stock, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Manor Care or HCR pursuant to which any Third Party acquires beneficial ownership of more than 35% of the outstanding shares of HCR Common Stock or Manor Care Common Stock, as the case may be, or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Manor Care or HCR, and the entity surviving any merger or business combination including any of them) of Manor Care or HCR having a fair market value (as determined by the Board of Directors of Manor Care or HCR, as the case may be, in good faith) equal to more than a majority of the fair market value of all the assets of Manor Care or HCR, as the case may be, and their respective Subsidiaries, taken as a whole, immediately prior to such transaction, (iv) Manor Care and/or its affiliates shall acquire in the aggregate 35% or more of the Manor Care Common Stock held by the Key Stockholders on the date hereof, (v) the Restructuring Transactions or transactions in whole or substantial part similar thereto, (vi) any other merger, share issuance, business combination, consolidation or other similar transaction pursuant to which 40% or more of the directors of Manor Care or HCR in office on the date hereof cease to be directors thereof or the directors thereof on the date hereof shall cease to constitute at least 60% of the directors thereof, or (vii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

                                   ARTICLE X.

                            MISCELLANEOUS PROVISIONS

     10.1. Termination of Representations and Warranties. The representations and warranties set forth in this Agreement (including those set forth in the Manor Care and HCR Disclosure Schedules) or in any certificate furnished under this Agreement shall not survive the Effective Time.

     10.2. Amendment and Modification. To the extent permitted by applicable law, this Agreement may be amended, modified, or supplemented only by written agreement of the parties at any time before the Effective Time with respect to any of the terms contained herein, except that after the Manor Care Stockholders' Meeting, the amount and form of the merger consideration shall not be altered without the approval of the stockholders of Manor Care.

     10.3. Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement, or condition herein, to the extent legally allowed, may be waived in writing by the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.3.

     10.4. Press Releases and Public Announcements.

     (a) HCR and Manor Care shall agree on the form and content of the initial press release and Forms 8-K, if any, regarding the transactions contemplated hereby.

     (b) In addition to the foregoing, neither HCR nor Manor Care may issue any press release or make any public disclosure relating to the subject matter of this Agreement without prior written approval of the other party; provided, however, that each of Manor Care and HCR may make any public disclosure it believes in good faith is required by applicable law, SEC regulations or any listing or trading agreement concerning its publicly traded securities after consultation with the other party regarding the form and content of the disclosure before making such disclosure.

     10.5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, effective when delivered, or if delivered by express delivery service, effective when delivered, or if mailed by registered or certified mail (return receipt requested), effective three business days after mailing, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) If to HCR or Merger Sub:

         One SeaGate
         Toledo, OH 43604-2616
         Attention: R. Jeffrey Bixler

     with a copy to:

         Latham & Watkins
         233 South Wacker Drive
         Sears Tower, Suite 5800
         Chicago, IL 60606
         Attention: Mark D. Gerstein

     (b) If to Manor Care, Inc.:

         11555 Darnestown Road
         Gaithersburg, MD 20878-3200
         Attention: James H. Rempe

     with a copy to:

         Cahill Gordon & Reindel
         80 Pine Street
         New York, NY 10005
         Attention: W. Leslie Duffy

     10.6. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties. Except for the provisions of Sections 8.2, 8.3, and 8.4, this Agreement is not intended to confer upon any other person except the parties any rights or remedies hereunder.

     10.7. Interpretation; Glossary. As used in this Agreement, unless otherwise defined, (i) the term "including" means "including without limitation"; (ii) the term "person" means an individual, a partnership, a limited liability company, a joint venture, a corporation, a trust, an incorporated organization and a government or any department or agency thereof; (iii) the term "affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act; (iv) the phrase "business day" means any day other than a Saturday, Sunday or a day that is a statutory holiday under the laws of the United States or the State of Delaware;
(v) all dollar amounts are expressed in United States funds; (vi) the phrase "to the knowledge of a party" or any similar phrase means the actual knowledge of one or more of the executive officers of the party; (vii) as used with respect to Manor Care or HCR, as the case may be, the term "Material Adverse Effect" means any change or effect that, individually or when taken together with all changes or effects that have occurred before the determination of the occurrence of the Material Adverse Effect, has had or is reasonably likely to have a material adverse effect on the business, operations, results of operations, properties, or financial condition of the party and its Subsidiaries taken as a whole; (viii) "Anticipated Change" means the implementation of the prospective payment system as the principal reimbursement method under the Medicare Program for skilled nursing homes. Definitions of other terms used in this Agreement may be found as indicated below:

             DEFINED TERM                       LOCATION OF DEFINITION
             ------------                       ----------------------
"Acquisition Corporation".............. Section 4.1(a)
"Acquisition Proposal"................. Section 6.1(a)
"Agreement"............................ Preamble
"Alternative Transaction".............. Section 9.3(g)
"Ancillary Agreements"................. Seventh Recital
"Anticipated Change"................... Section 10.7
"Benefit Plan"......................... Section 4.1(o)(i)
"CERCLA"............................... Section 4.1(p)(i)(A)
"Certificate of Merger"................ Section 1.1
"Certificates"......................... Section 2.2(b)
"Chase"................................ Section 4.2(n)
"Closing".............................. Section 3.1
"Closing Date"......................... Section 3.1
"Code"................................. Fourth Recital
"CON".................................. Section 4.1(m)(i)
"Cost Reports"......................... Section 4.1(m)(ii)
"DGCL"................................. Section 1.1
"Effective Time"....................... Section 1.1
"Environmental Law".................... Section 4.1(p)(i)(A)
"ERISA"................................ Section 4.1(o)(i)
"ERISA Affiliate"...................... Section 4.1(o)(vi) and Section
                                        4.2(o)(vi),   respectively
"Exchange Act"......................... Section 4.1(d)
"Exchange Agent"....................... Section 2.2(a)
"Exchange Fund"........................ Section 2.2(a)
"Exchange Ratio"....................... Section 2.1(c)
"Facility"............................. Section 4.1(m)(i)
"GAAP"................................. Section 4.1(e)(ii)
"Genesis".............................. Section 4.1(a)
"Government Entity".................... Section 4.1(d)
"Hazardous Substance".................. Section 4.1(p)(i)(B)
"HCR".................................. Preamble
"HCR Affiliate Agreement".............. Section 6.8(b)
"HCR Agreement"........................ Section 4.2(b)
"HCR Award"............................ Section 4.2(b)
"HCR Bylaw Amendment".................. Section 6.4
"HCR Common Stock"..................... Section 2.1(b)
"HCR Director"......................... Section 6.18(a)
"HCR Disclosure Schedule".............. Section 4.2
"HCR Employee Plan".................... Section 4.2(o)(i)
"HCR Material Contracts"............... Section 4.2(e)(i)
"HCR Option"........................... Section 4.2(b)
"HCR Rights"........................... Section 4.2(b)

             DEFINED TERM                       LOCATION OF DEFINITION
             ------------                       ----------------------
"HCR SEC Report"....................... Section 4.2(e)(i)
"HCR Stock Issuance"................... Section 6.4(a)
"HCR Stockholders' Meeting"............ Section 6.2(a)
"HCR Voting Proposal".................. Section 6.4(a)
"HSR Act".............................. Section 4.1(d)
"IHH".................................. Section 4.1(a)
"Joint Proxy Statement"................ Section 6.2(a)
"Key Stockholders"..................... Sixth Recital
"liens"................................ Section 4.1(i)
"Manor Care"........................... Preamble
"Manor Care Affiliate Agreement"....... Section 6.8(a)
"Manor Care Award"..................... Section 4.1(b)
"Manor Care Common Stock".............. Section 2.1(b)
"Manor Care Director".................. Section 6.18(a)
"Manor Care Disclosure Schedule"....... Section 4.1
"Manor Care Employee Plan"............. Section 4.1(o)(i)
"Manor Care Incentive Plan"............ Section 6.10(d)
"Manor Care Material Contracts"........ Section 4.1(j)(i)
"Manor Care Option".................... Section 4.1(b)
"Manor Care Rights".................... Section 4.1(b)
"Manor Care Rights Agreement".......... Section 4.1(b)
"Manor Care SEC Report"................ Section 4.1(e)(i)
"Manor Care Stockholders' Meeting"..... Section 6.2(a)
"Material Adverse Effect".............. Section 10.7
"MBCA"................................. Section 7.2(g)
"Medicare and Medicaid Programs"....... Section 4.1(m)(i)
"Merger"............................... Second Recital
"Merger Sub"........................... Preamble
"Outside Date"......................... Section 9.1(b)
"Pension Plan"......................... Section 4.1(o)(i)
"Proprietary Rights"................... Section 4.1(k)
"PRP Notices".......................... Section 4.1(p)(v)
"Public Subsidiaries".................. Section 4.1(b)
"Public Subsidiary SEC Reports"........ Section 4.1(e)(i)
"Registration Statement"............... Section 6.2(a)
"Regulations".......................... Section 4.1(m)(i)
"Restructuring Transactions"........... Section 4.1(aa)
"SBC Warburg Dillon Read".............. Section 4.1(n)
"SEC".................................. Section 4.1(d)
"Second Meeting"....................... Section 6.18(a)
"Securities Act"....................... Section 4.1(e)(i)
"Seller SEC Reports"................... Section 4.1(e)(i)
"Series A Preferred Stock"............. Section 4.1(b)
"Significant Subsidiary"............... Section 6.1(a)
"Social Security Act".................. Section 4.1(m)(i)
"Stock Option Agreement"............... Seventh Recital
"Subsidiaries"......................... Section 4.1(a)
"Subsidiary"........................... Section 4.1(a)
"Superior Proposal".................... Section 6.1(a)
"Surviving Corporation"................ Section 1.2
"Tax Returns".......................... Section 4.1(h)(i)

             DEFINED TERM                       LOCATION OF DEFINITION
             ------------                       ----------------------
"Taxes"................................ Section 4.1(h)(i)
"Third Party".......................... Section 9.3(g)
"Vitalink"............................. Section 4.1(a)
"Vitalink Merger Agreement"............ Section 4.1(a)
"Vitalink Transaction"................. Section 4.1(a)
"Voting Agreement"..................... Sixth Recital
"Welfare Plan"......................... Section 4.1(o)(i)

     10.8. Governing Law. The Laws of the State of Delaware shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under principles of conflicts of law. Any suit, action or proceeding by a party hereto with respect to this Agreement, or any judgment entered by any court in respect of any thereof, may be brought in any state or federal court of competent jurisdiction in the State of Delaware, and each party hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. By the execution and delivery of this Agreement, (i) HCR and Merger Sub each appoints The Corporation Trust Company, at its office in Wilmington, Delaware, as its agent upon which process may be served in any such suit, action or proceeding and (ii) Manor Care appoints CSC/The United States Corporation Company in Wilmington, Delaware as its agent upon which process may be served in any such suit, action or proceeding. Service of process upon such agent, together with notice of such service given to a party hereto in the manner provided in Section 10.5 hereof, shall be deemed in every respect effective service of process upon it in any suit, action or proceeding. Nothing herein shall in any way be deemed to limit the ability of a party hereto to serve any such writs, process or summonses in any other manner permitted by applicable Law. Each party hereto hereby irrevocably waives any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any state or federal court of competent jurisdiction in the State of Delaware, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum. No suit, action or proceeding against a party hereto with respect to this Agreement may be brought in any court, domestic or foreign, or before any similar domestic or foreign authority other than in a court of competent jurisdiction in the State of Delaware, and each party hereto hereby irrevocably waives any right which it may otherwise have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority.

     10.9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     10.10. Headings; Internal References. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties, and shall not affect the interpretation of this Agreement.

     10.11. Entire Agreement. This Agreement, including the Manor Care and HCR Disclosure Schedules, the exhibits hereto, the Ancillary Agreements and the Confidentiality Agreements described in Section 6.14, embody the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersede all prior agreements and understandings among the parties with respect to such subject matter. There are no restrictions, promises, representations, warranties (express or implied), covenants, or undertakings of the parties, other than those expressly set forth or referred to in this Agreement or the Confidentiality Agreements.

     10.12. Severability. If any term, provision, covenant, agreement, or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, agreements, and restrictions of this Agreement shall continue in full force and effect and will in no way be affected, impaired, or invalidated.

     10.13. Equitable Remedies. The parties agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled, to the fullest extent permitted by law, to an injunction restraining such breach, violation, or default or threatened breach, violation, or default and to any other equitable relief, including specific performance, without bond or other security being required.

     10.14. Disclosure Schedules. The Manor Care Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in Article IV hereof and the disclosure in any paragraph shall qualify other paragraphs in Article IV hereof only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs. The HCR Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in
Article IV hereof and the disclosure in any paragraph shall qualify other paragraphs in Article IV hereof only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

     IN WITNESS WHEREOF, the parties execute and deliver this Agreement as of the date first above written.

                                          MANOR CARE, INC.

                                          By: /s/ JAMES H. REMPE
                                            ------------------------------------
                                            A duly authorized signatory

                                          HEALTH CARE AND RETIREMENT
                                          CORPORATION

                                          By: /s/ R. JEFFREY BIXLER
                                            ------------------------------------
                                            A duly authorized signatory

                                          CATERA ACQUISITION CORP.

                                          By: /s/ R. JEFFREY BIXLER
                                            ------------------------------------
                                            A duly authorized signatory

                                                                         ANNEX B

[CHASE LOGO]

                                                                   June 10, 1998

Board of Directors
HEALTH CARE AND RETIREMENT CORPORATION
One Seagate Plaza
Toledo, OH 43604-2616

Members of the Board:

     You have informed us that Health Care and Retirement Corporation ("HCR"), Catera Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of HCR, and Manor Care, Inc. ("Manor Care") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that Merger Sub will be merged with and into Manor Care (the "Merger") in a transaction in which each outstanding share of common stock of Manor Care, par value $.10 per share (the "Manor Care Common Stock"), other than shares of Manor Care Common Stock that are owned by Manor Care as treasury stock, HCR, Merger Sub, or any other wholly-owned subsidiary of HCR, all of which will be canceled, will be converted into the right to receive 1.0 share (the "Exchange Ratio") of common stock of HCR, par value $.01 per share (the "HCR Common Stock"). As a result of the Merger, Manor Care will become a wholly-owned subsidiary of HCR.

     You have requested that we render our opinion as to the fairness, from a financial point of view, to HCR of the Exchange Ratio.

     In arriving at the opinion set forth below, we have, among other things:

     (a)  reviewed the Merger Agreement dated June 10, 1998;

     (b) reviewed the Agreement and Plan of Merger, dated as of April 26, 1998, by and among Vitalink Pharmacy Services, Inc. ("Vitalink"), Genesis Health Ventures, Inc. ("Genesis") and V Acquisition Corporation, a wholly-owned subsidiary of Genesis;

     (c) reviewed certain publicly available business and financial information that we deemed relevant relating to HCR, Manor Care and Vitalink and the industries in which they operate;

     (d) reviewed certain internal non-public financial and operating data and forecasts provided to us by the management of HCR relating to the business of HCR, as well as certain forecasts relating to the business of Manor Care, and analyses and forecasts of certain cost savings, operating efficiencies and revenue effects expected to result from the Merger (collectively, the "Synergies");

     (e) reviewed certain internal non-public financial and operating data and forecasts provided to us by the management of Manor Care relating to the business of Manor Care;

     (f) discussed, with members of the senior managements of HCR and Manor Care, HCR's and Manor Care's operations, historical financial statements and future prospects, before and after giving effect to the Merger, as well as their views of the business, operational and strategic benefits and other implications of the Merger, including the Synergies;

     (g) compared the financial and operating performance of HCR and Manor Care with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading volumes of the HCR Common Stock, the Manor Care Common Stock and certain publicly traded securities of such other companies;

     (h) reviewed the financial terms of certain recent business combinations and acquisition transactions we deemed reasonably comparable to the Merger and otherwise relevant to our inquiry; and

     (i) made such other analyses and examinations as we have deemed necessary or appropriate.

     In connection with the preparation of this opinion, we have neither received nor reviewed any non-public information prepared by or relating to Vitalink.

     We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion and have further relied upon the assurance of the managements of HCR and Manor Care that they are not aware of any facts that would make such information inaccurate or misleading. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of HCR or Manor Care, nor have we conducted a physical inspection of the properties and facilities of HCR or Manor Care. We have assumed that the financial forecasts provided to us by HCR and Manor Care and the Synergies provided to us by HCR have been reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of HCR and Manor Care as to the future financial performance of HCR or Manor Care, as the case may be, and of the management of HCR as to the Synergies. We express no view as to such forecast or projection information or the assumptions on which they were based.

     For purposes of rendering our opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which any of HCR or Manor Care are a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to HCR of the Merger. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. Federal income tax purposes.

     In connection with the preparation of this opinion, we have not been authorized by HCR or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of HCR.

     Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to HCR of the Exchange Ratio and we express no opinion as to the merits of the underlying decision by HCR to engage in the Merger. This opinion does not constitute a recommendation to any stockholder of HCR as to how such stockholder should vote with respect to the Merger. In addition, we express no opinion as to the prices at which the HCR Common Stock will trade following the announcement or the consummation of the Merger.

     Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We have acted as financial advisor to HCR in connection with the Merger and will receive a fee for our services, payment of a significant portion of which is contingent upon the consummation of the Merger. In addition, HCR has agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc., in the ordinary course of business, have, from time to time, provided commercial and investment banking services to Manor Care and Vitalink, a subsidiary of Manor Care, for which we received usual and customary compensation and in the future may continue to provide such commercial and investment banking services. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of HCR, Manor Care and Vitalink for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to HCR.

     This opinion has been provided at the request of and is for the use and benefit of the Board of Directors of HCR in its evaluation of the Merger and shall not be used for any other purpose without the prior written consent of Chase Securities Inc. Except as otherwise provided in our engagement letter with HCR dated as of May 26, 1998, this opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Chase Securities Inc. be made by HCR, without the prior written consent of Chase Securities Inc.

                                          Very truly yours,

                                          /s/ CHASE SECURITIES, INC.

                                          CHASE SECURITIES INC.

                                                                         ANNEX C

SBC WARBURG DILLON READ LETTERHEAD

June 10, 1998

The Board of Directors
Manor Care, Inc.

Gentlemen:

     We understand that Health Care and Retirement Corporation, a Delaware corporation ("HCR") is contemplating a transaction whereby a wholly-owned subsidiary of HCR will be merged with and into Manor Care, Inc., a Delaware corporation ("MNR"), pursuant to the terms of a draft Agreement and Plan of Merger and the exhibits thereto dated as of June 10, 1998 (the "Merger Agreement"), such that MNR becomes a wholly owned subsidiary of HCR (the "Transaction"). Pursuant to the Transaction, each outstanding share of MNR Common Stock, $.10 par value (the "MNR Common Stock"), shall be converted into
1.0 share (the "Exchange Ratio") of HCR Common Stock, $0.01 par value (the "HCR Common Stock"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement, as of June 10, 1998.

     You have requested our opinion as to whether the Exchange Ratio is fair to the holders of MNR Common Stock (the "Holders"), from a financial point of view.

     SBC Warburg Dillon Read Inc. ("SBCWDR") has acted as financial advisor to the Board of Directors of MNR in connection with the Merger and will receive a fee upon the consummation thereof. In the ordinary course of business, SBCWDR, its successors and affiliates may have traded the securities of MNR and HCR for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to MNR and HCR, (ii) reviewed certain management estimates and company financial forecasts prepared by the managements of MNR and HCR, (iii) reviewed certain financial information and other data provided to us by MNR that is not publicly available relating to the business and prospects of MNR, (iv) reviewed certain financial information and other data provided to us by HCR that is not publicly available relating to the business and prospects of HCR, (v) conducted discussions with members of the senior managements of MNR and HCR with respect to the operations, financial condition, history and prospects of each company,
(vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of MNR and HCR, (vii) considered the pro forma effects of the Transaction on HCR's financial statements and reviewed certain estimates of synergies prepared by the managements of MNR and HCR, (viii) considered the relative contributions of certain financial parameters of MNR and HCR with their respective market values, (ix) reviewed the historical market prices of the MNR Common Stock and the HCR Common Stock, (x) compared the financial terms of the Transaction with the financial terms of certain other transactions which we believe to be generally comparable to the Transaction, (xi) reviewed the draft Merger Agreement, and (xii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, with your consent, we

SBC Warburg Dillon Read Letterhead
Manor Care, Inc.
June 10, 1998
Page  2

have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of MNR or HCR, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, projections, pro forma effects and calculations of synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies and that they will be met in the amounts and at the times specified therein. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of June 10, 1998.

     In rendering our opinion, we have assumed, with your consent, that the Transaction will receive pooling-of-interests accounting treatment and will qualify as a tax-free reorganization.

     In rendering this opinion, we are not rendering any opinion as to the value of HCR or making any recommendation to the Holders with respect to the advisability of disposing of or retaining HCR Common Stock received in the Transaction. Our opinion does not address MNR's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Transaction. Our opinion does not imply any conclusion as to the likely trading range for the stock of any company, which may vary depending upon numerous factors which generally influence the price of such securities. With your consent, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that HCR and MNR will comply with all the material terms of the Merger Agreement.

     Our opinion may not be published or otherwise referred to, nor shall any public reference to SBC Warburg Dillon Read Inc. be made, without our prior written consent. This opinion is being rendered solely to the Board of Directors of MNR for its use in evaluating the Transaction and is neither for the benefit of nor being rendered to the Holders or any other person.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in which MNR Holders will convert their shares pursuant to the Transaction is fair to such Holders from a financial point of view.

Very truly yours,

SBC Warburg Dillon Read Inc.
Corporate Finance

/s/ ELISABETH S. BUCHAN                            /s/ J. RICHARD LEAMAN III
------------------------------                     ------------------------------
Elisabeth S. Buchan                                J. Richard Leaman III
Director                                           Managing Director

                                                                         ANNEX D

                                    FORM OF
                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                     HEALTH CARE AND RETIREMENT CORPORATION

                            PURSUANT TO SECTION 242
                         OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

     Health Care and Retirement Corporation, a corporation existing under the laws of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

     FIRST: That the Board of Directors of the Corporation adopted resolutions proposing and declaring advisable the following amendment to Article IV to the Certificate of Incorporation of the Corporation:

           RESOLVED, that the first paragraph of Article IV of the Certificate of Incorporation shall be replaced in its entirety by the following language:

           "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Three Hundred and Five Million (305,000,000), consisting of Three Hundred Million (300,000,000) shares of common stock, par value $.01 per share (hereinafter called the "Common Stock"), and Five Million (5,000,000) shares of preferred stock, par value $.01 per share (hereinafter called the "Preferred Stock")."

     SECOND: The Board of Directors of the Corporation approved the foregoing amendment pursuant to the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware and directed that the foregoing amendment be considered by the stockholders of the Corporation at a special meeting.

     THIRD: The stockholders of the Corporation approved the foregoing amendment pursuant to the provision of Section 242 of the General Corporation Law of the State of Delaware.

     FOURTH: The foregoing duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, Health Care and Retirement Corporation has caused this Certificate of Amendment to be signed by
                                        ,
its                                         , this      day
of                    , 1998.

                                          HEALTH CARE AND RETIREMENT CORPORATION

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                                                         ANNEX E

                                    FORM OF
                              AMENDED AND RESTATED

                                   BY-LAWS OF

                                      HCR

                          DATED                , 1998

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
ARTICLE I. OFFICES..........................................      1
  Section 1. Registered Office..............................      1
  Section 2. Other Offices..................................      1
ARTICLE II. MEETINGS OF STOCKHOLDERS........................      1
  Section 1. Place of Meetings..............................      1
  Section 2. Annual Meeting of Stockholders.................      1
  Section 3. Quorum; Adjourned Meetings and Notice
     Thereof................................................      3
  Section 4. Voting.........................................      3
  Section 5. Special Meetings...............................      4
  Section 6. Notice of Stockholders' Meetings...............      4
  Section 7. Maintenance and Inspection of Stockholder
     List...................................................      5
ARTICLE III. DIRECTORS......................................      5
  Section 1. Number of Directors; Qualifications............      5
  Section 2. Nomination of Directors........................      6
  Section 3. Vacancies......................................      8
  Section 4. Powers.........................................      9
  Section 5. Place of Directors' Meetings...................      9
  Section 6. Regular Meetings...............................      9
  Section 7. Special Meeting................................      9
  Section 8. Quorum.........................................      9
  Section 9. Action Without Meeting.........................     10
  Section 10. Telephone Meetings............................     10
  Section 11. Committees of Directors.......................     10
  Section 12. Minutes of Committee Meetings.................     11
  Section 13. Compensation of Directors.....................     11
  Section 14. Indemnification...............................     12
ARTICLE IV. OFFICERS........................................     13
  Section 1. Officers.......................................     13
  Section 2. Election of Officers...........................     14
  Section 3. Subordinate Officers...........................     14
  Section 4. Compensation of Officers.......................     14
  Section 5. Term of Office; Removal and Vacancies..........     14
  Section 6. Chairman of the Board..........................     14
  Section 7. President and Chief Executive Officer..........     15
  Section 8. Vice Presidents................................     15
  Section 9. Secretary......................................     15
  Section 10. Assistant Secretaries.........................     16
  Section 11. Treasurer.....................................     16
  Section 12. Assistant Treasurers..........................     17
ARTICLE V. CERTIFICATES OF STOCK............................     17
  Section 1. Certificates...................................     17
  Section 2. Signatures on Certificates.....................     17
  Section 3. Statement of Stock Rights, Preferences,
     Privileges.............................................     17
  Section 4. Lost Certificates..............................     18
  Section 5. Transfers of Stock.............................     19
  Section 6. Registered Stockholders........................     19
ARTICLE VI. AMENDMENTS......................................     19

                                   ARTICLE I.

                                    OFFICES

     Section 1. Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

     Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

                                  ARTICLE II.

                            MEETINGS OF STOCKHOLDERS

     Section 1. Place of Meetings. All meetings of the stockholders shall be held at any place within or without the State of Delaware as shall be designated from time to time by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal executive office of the Corporation.

     Section 2. Annual Meeting of Stockholders. An annual meeting of stockholders shall be held each year on a date and at a time designated by the Board of Directors and stated in the notice of such meeting, but no later than June 1 of each such year unless otherwise determined by at least 75% of the then appointed members of the Board of Directors of the Corporation. At each annual meeting directors shall be elected.

     To be properly brought before the annual meeting, business must be either
(i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) any material interest of the stockholder (or of the beneficial owner, if any, on whose behalf the business is being brought) in such business, and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the business is being brought (i) the name and record address of the stockholder and of such beneficial owner and
(ii) the class, series and number of shares of capital stock of the Corporation which are owned of record and beneficially by the stockholder and such beneficial owner, (c) a representation that the stockholder giving notice is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, and (d) a representation as to whether the proponent intends or is part of a group which intends to solicit proxies from other stockholders in support of such business. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article II, Section 2.

     Section 3. Quorum; Adjourned Meetings and Notice Thereof. A majority in voting power of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Corporation's Certificate of Incorporation (the "Certificate of Incorporation"), or by these By-laws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum, and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, holders of a majority in voting power of the stock issued and outstanding and entitled to vote at the meeting represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place to which the meeting has been adjourned, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

     Section 4. Voting. When a quorum is present at any meeting, the vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of law, the Certificate of Incorporation, or these By-laws, a different vote is required in which case such express provision shall govern and control the decision of such question; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

     Section 5. Special Meetings. Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by law or by the Certificate of Incorporation, may be called at any time by a majority of the members of the Board of Directors, or by a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority as provided in a resolution of the Board of Directors or these By-laws, include the power to call such meetings. Special meetings of stockholders of the Corporation may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice of such meeting.

     Section 6. Notice of Stockholders' Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given, which notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given not less than ten nor more than sixty days before the date of such meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

     Section 7. Maintenance and Inspection of Stockholder List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                                  ARTICLE III.

                                   DIRECTORS

     Section 1. Number of Directors; Qualifications. The Board of Directors shall consist of ten (10) directors. Until and including the second annual stockholders' meeting following the effective time (the "Effective Time") of the merger of Catera Acquisition Corp., a Delaware corporation, with and into Manor Care, Inc., a Delaware corporation ("Manor Care") (such period, the "Post-Merger Period"), the number of directors shall not be changed unless at least 75% of the then appointed directors approve such change; after the Post-Merger Period, the number of directors may be changed from time to time, within a minimum of one (1) and a maximum of fifteen (15) directors, by a majority of the directors then in office. The directors need not be stockholders. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 or 3 of this Article III, and each director elected shall hold office until his successor is duly elected and qualified or until his earlier death, retirement, resignation or removal. Except as may otherwise be provided pursuant to Article IV of the Certificate of Incorporation (including under any certificate of designation filed thereunder) with respect to any rights of holders of preferred stock, no director may be removed during his term except for cause.

     Section 2. Nomination of Directors. Nominations of persons for election to the Board of Directors of the Corporation at a meeting of stockholders of the Corporation may be made at such meeting by or at the direction of the Board of Directors, by any committee or persons appointed by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in the third paragraph of this Section 2 of Article III.

     If, during the Post-Merger Period, any vacancy on the Board of Directors occurs as the result of the death, resignation or removal of a Manor Care Director or an HCR Director or if, during the Post-Merger Period, any seat on the Board of Directors held by a Manor Care Director or HCR Director is subject to nomination for election of a director, then, subject to the fiduciary duties of its members, the Board of Directors shall promptly take all necessary actions and appoint or nominate, as the case may be, such person or persons as may be requested by the remaining Manor Care Directors (in the case of a vacancy or nomination concerning a seat held by a Manor Care Director) or by the remaining HCR Directors (in the case of a vacancy or nomination concerning a seat held by an HCR Director). The term "Manor Care Director" means (i) any person who was named as such in the joint proxy statement/prospectus dated August 18, 1998 (the "Joint Proxy") or a person substituted therefor prior to the Effective Time in the manner described in the Joint Proxy and (ii) any person who becomes a member of the Board of Directors of the Corporation upon the request of the Manor Care Directors pursuant to the preceding sentence; and the term "HCR Director" means
(i) any person who was named as such in the Joint Proxy or similarly substituted and (ii) any person who becomes a member of the Board of Directors of the Corporation upon the request of the HCR Directors pursuant to the preceding sentence.

     Nominations of persons for election to the Board of Directors of the Corporation by any stockholder shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not fewer than sixty (60) days nor more than ninety
(90) days prior to the meeting; provided however, that in the event that fewer than seventy (70) days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under
Section 14 of the Securities Exchange Act of 1934, as amended; and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made, (a) the name and record address of the stockholder and of such beneficial owner, (b) the class and number of shares of capital stock of the Corporation which are owned of record and beneficially by the stockholder and such beneficial holder, (c) a representation that the stockholder giving notice is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (d) a representation as to whether the proponent intends or is part of a group which intends to solicit proxies from other stockholders in support of such nomination. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth herein.

     Section 3. Vacancies. Except as may otherwise be provided pursuant to
Article IV of the Certificate of Incorporation (including under any certificate of designation issued thereunder) with respect to any rights of holders of preferred stock to elect additional directors or Section 2 of Article III of these By-laws with respect to vacancies arising during the Post-Merger Period, should a vacancy in the Board of Directors occur or be created (whether arising through death, retirement, resignation or removal or through an increase in the number of authorized directors), such vacancy shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the Board of Directors. A director so elected to fill a vacancy shall serve for the remainder of the term of the class to which he was elected and until his successor shall be duly elected and qualified.

     Section 4. Powers. The property and business of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities expressly conferred upon them by these By-laws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

     Section 5. Place of Directors' Meetings. The directors may hold their meetings at any location either within or outside of the State of Delaware.

     Section 6. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the board.

     Section 7. Special Meeting. Special meetings of the Board of Directors shall be called only on twenty-four hours' notice to each director, either personally or by mail or by telegram, only upon the written request of two directors, unless the Board of Directors consists of only one director, in which case special meetings shall be called on the written request of the sole director; in any case such notice to be sent by the president or secretary.

     Section 8. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

     Section 10. Telephone Meetings. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 11. Committees of Directors. The Board of Directors may, by resolution passed by a majority of the then appointed directors, designate one or more committees, each committee to consist of one or more directors of the Corporation; provided that during the Post-Merger Period, each such committee shall, subject to the Board of Directors' fiduciary duties, consist of exactly two (2) Manor Care Directors and two (2) HCR Directors; thereafter, each such committee shall consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee; provided, however, that during the Post-Merger Period, only a Manor Care Director may act as an alternate for a Manor Care Director and only an HCR Director may act as an alternate for an HCR Director. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member; provided, however, that during the Post-Merger Period, only a Manor Care Director may act in place of a Manor Care Director and only an HCR Director may act in place of an HCR Director. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation; provided, however, that during the Post-Merger Period no committee other than one concerning audit and compensation shall be formed without the approval of at least seventy five percent (75%) of the members of the then appointed Board of Directors of the Corporation.

     Section 12. Minutes of Committee Meetings. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

     Section 13. Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

     Section 14. Indemnification. The Corporation shall indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law. Expenses incurred by a person who is or was a director or officer of the Corporation in appearing at, participating in or defending any such action, suit or proceeding shall be paid by the Corporation at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized by this Section 14. If a claim under this Section 14 is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law or other applicable law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors (or any committee thereof), independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law or other applicable law, nor an actual determination by the Corporation (including its Board of Directors (or a committee thereof), independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

                                  ARTICLE IV.

                                    OFFICERS

     Section 1. Officers. The officers of the Corporation shall be chosen by the Board of Directors and shall include a chairman of the board, a president and chief executive officer, a vice president and a Secretary. The Corporation may also have at the discretion of the Board of Directors such other officers as are desired, including additional vice presidents, one or more assistant secretaries, a treasurer, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article IV. In the event there are two or more vice presidents, then one or more may be designated as executive vice president, senior vice president, vice president marketing, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-laws otherwise provide.

     Section 2. Election of Officers. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall choose the officers of the Corporation.

     Section 3. Subordinate Officers. The Board of Directors may appoint such other officers and agents, as it shall deem necessary or appropriate, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

     Section 4. Compensation of Officers. The compensation of all officers and agents of the Corporation shall be fixed by the Board of Directors.

     Section 5. Term of Office; Removal and Vacancies. The officers of the Corporation shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed at any time, either with or without cause, by the Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

     Section 6. Chairman of the Board. The Chairman of the Board shall, if present, preside at all meetings of the Board of Directors and shall exercise and perform such other powers and duties as may be from time to time assigned to him by a vote of (i) not less than seventy-five percent (75%) of the then appointed members of the Board of Directors of the Corporation during the Post-Merger Period and (ii) thereafter, a majority of the then appointed members of the Board of Directors.

     Section 7. President and Chief Executive Officer. The president shall be the chief executive officer of the Corporation (and shall carry such additional title as well) and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. In the absence or disability of the chairman of the Board of Directors, or if there is none, the president shall preside at all meetings of the Board of Directors. The president shall have such additional powers and duties as may be prescribed by the Board of Directors or these By-laws.

     Section 8. Vice Presidents. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the vice president designated by the Board of Directors, shall perform all the duties of the president, and when so acting shall have all the powers of and be subject to all the restrictions upon the president. The vice presidents shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors.

     Section 9. Secretary. The Secretary shall record the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these By-laws. He shall keep in safe custody the seal of the Corporation, and affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

     Section 10. Assistant Secretaries. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors, or if there be no such determination, the assistant secretary designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

     Section 11. Treasurer. The treasurer, if such an officer is elected, shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation. If required by the Board of Directors, he shall give the Corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     Section 12. Assistant Treasurers. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors, or if there be no such determination, the assistant treasurer designated by the Board of Directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                                   ARTICLE V.

                             CERTIFICATES OF STOCK

     Section 1. Certificates. Every holder of stock of the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the chairman of the Board of Directors, or the president or a vice president, and by the secretary or an assistant secretary, or the treasurer or an assistant treasurer of the Corporation, certifying the number of shares represented by the certificate owned by such stockholder in the Corporation.

     Section 2. Signatures on Certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

     Section 3. Statement of Stock Rights, Preferences, Privileges. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

     Section 4. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give the Corporation a bond in such sum as the Board of Directors deems sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of such certificates or the issuance of such new certificates.

     Section 5. Transfers of Stock. Upon surrender to the Corporation, or the transfer agent of the Corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 6. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

                                  ARTICLE VI.

                                   AMENDMENTS

     These By-laws may be altered, amended or repealed or new By-laws may be adopted by the stockholders or by the Board of Directors at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new By-laws is contained in the notice of such special meeting. The power to adopt, amend or repeal these By-laws by the Board of Directors by the Certificate of Incorporation does not divest or limit the power of the stockholders to adopt, amend or repeal these By-laws. Notwithstanding the foregoing, none of Sections 1, 2, 3 or 11 of Article III of these By-laws may be amended (whether through amendment, repeal or restatement of these By-laws or adoption of new By-laws) (i) during the Post-Merger Period, without the approval of either (A) at least 75% of the members of the then appointed Board of Directors of the Corporation or the holders 80% in voting power of the stock of the Corporation issued and outstanding and entitled to vote thereon and (ii) after the Post-Merger Period, by either (A) a majority of the members of the then appointed Board of Directors of the Corporation or (B) the holders of majority in voting power of the stock of the Corporation issued and outstanding and entitled to vote thereon.

                                                                         ANNEX F

                               THIRD AMENDMENT TO
                     HEALTH CARE AND RETIREMENT CORPORATION
                  AMENDED STOCK OPTION PLAN FOR KEY EMPLOYEES

     THIS THIRD AMENDMENT TO HEALTH CARE AND RETIREMENT CORPORATION AMENDED
STOCK OPTION PLAN FOR KEY EMPLOYEES, dated as of                     , 1998, is
made and adopted by HEALTH CARE AND RETIREMENT CORPORATION, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

     WHEREAS, the Company has adopted the Health Care and Retirement Corporation Amended Stock Option Plan for Key Employees (the "Plan") for the benefit of its key employees;

     WHEREAS, effective as of August 23, 1994, the Company amended the Plan pursuant to that certain First Amendment to Health Care and Retirement Corporation Amended Stock Option Plan for Key Employees, and effective as of February 1, 1996, the Company further amended the Plan pursuant to that certain Second Amendment to Health Care and Retirement Corporation Amended Stock Option Plan for Key Employees;

     WHEREAS, the Company desires to amend the Plan so as to increase the number of shares reserved for issuance thereunder; and

     WHEREAS, this Third Amendment was duly adopted by a resolution of the Board
of Directors of the Company dated as of August      , 1998, subject to approval
thereof by the Company's shareholders.

     NOW THEREFORE, in consideration of the foregoing, the Company hereby amends the Plan as follows:

     1. Section 2.1 of the Plan is hereby amended by deleting the second sentence of such Section in its entirety and replacing it with the following sentence:

     "The aggregate number of such shares which may be issued upon exercise of Options shall not exceed 11,199,000."

     2. This Third Amendment shall be and is hereby incorporated in and forms a part of the Plan.

     3. This Third Amendment shall be effective as of the effective time of the merger of Manor Care, Inc. ("Manor Care") with and into Catera Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of the Company, with Manor Care being the surviving corporation, pursuant to that certain Amended and Restated Agreement and Plan of Merger dated as of June 10, 1998 by and among Manor Care, Merger Sub and the Company.

     4. Except as set forth herein, the Plan shall remain in full force and effect.

     IN WITNESS WHEREOF, the Company has caused this amendment to the Plan to be
executed by its duly authorized officer as of                     , 1998.

                                          HEALTH CARE AND
                                          RETIREMENT CORPORATION

                                          By:
                                          Title:

     I hereby certify that the foregoing amendment to the Plan was duly approved by the shareholders of Health Care and Retirement Corporation on
                    , 1998.

     Executed on this           day of                     , 1998.

                                          By:______________________________
                                          Title:

                                                                         ANNEX G

                               THIRD AMENDMENT TO
                     HEALTH CARE AND RETIREMENT CORPORATION
                    STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

     THIS THIRD AMENDMENT TO THE HEALTH CARE AND RETIREMENT CORPORATION STOCK
OPTION PLAN FOR OUTSIDE DIRECTORS, dated as of                     , 1998, is
made and adopted by HEALTH CARE AND RETIREMENT CORPORATION, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

     WHEREAS, the Company has adopted the Amended Health Care and Retirement Corporation Stock Option Plan for Outside Directors (the "Plan") for the benefit of its outside directors;

     WHEREAS, effective as of February 1, 1996, the Company amended the Plan pursuant to that certain First Amendment to Health Care and Retirement Corporation Stock Option Plan for Outside Directors, and effective as of February 1, 1996, the Company further amended the Plan pursuant to that certain Second Amendment to Health Care and Retirement Corporation Stock Option Plan for Outside Directors;

     WHEREAS, the Company desires to amend the Plan so as to increase the number of shares reserved for issuance thereunder; and

     WHEREAS, this Third Amendment was duly adopted by a resolution of the Board
of Directors of the Company dated as of August      , 1998, subject to approval
thereof by the Company's shareholders.

     NOW THEREFORE, in consideration of the foregoing, the Company hereby amends the Plan as follows:

     1. Section 2.1 of the Plan is hereby amended by deleting the second sentence of such Section in its entirety and replacing it with the following sentence:

     "The aggregate number of such shares which may be issued upon exercise of Options shall not exceed 800,000 shares."

     2. This Third Amendment shall be and is hereby incorporated in and forms a part of the Plan.

     3. This Third Amendment shall be effective as of the effective time of the merger of Manor Care, Inc. ("Manor Care") with and into Catera Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of the Company, with Manor Care being the surviving corporation, pursuant to that certain Amended and Restated Agreement and Plan of Merger dated as of June 10, 1998 by and among Manor Care, Merger Sub and the Company.

     4. Except as set forth herein, the Plan shall remain in full force and effect.

     IN WITNESS WHEREOF, the Company has caused this amendment to the Plan to be
executed by its duly authorized officer as of                     , 1998.

                                          HEALTH CARE AND
                                          RETIREMENT CORPORATION

                                          By:____________________________
                                          Title:

     I hereby certify that the foregoing amendment to the Plan was duly approved by the shareholders of Health Care and Retirement Corporation on
                    , 1998.

     Executed on this           day of                     , 1998.

                                          By:_____________________

                                                                         ANNEX H

                               FIRST AMENDMENT TO
                     HEALTH CARE AND RETIREMENT CORPORATION
                         AMENDED RESTRICTED STOCK PLAN

     THIS FIRST AMENDMENT TO THE HEALTH CARE AND RETIREMENT CORPORATION AMENDED
RESTRICTED STOCK PLAN, dated as of                     , 1998, is made and
adopted by HEALTH CARE AND RETIREMENT CORPORATION, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

     WHEREAS, the Company has adopted the Health Care and Retirement Corporation Amended Restricted Stock Plan (the "Plan") for the benefit of its employees and officers;

     WHEREAS, effective October 14, 1991, the Company adopted the Health Care and Retirement Corporation Restricted Stock Plan and, effective May 6, 1997, the Company adopted the Health Care and Retirement Corporation Amended Restricted Stock Plan;

     WHEREAS, the Company desires to amend the Plan so as to increase the number of shares reserved for issuance thereunder; and

     WHEREAS, this First Amendment was duly adopted by a resolution of the Board
of Directors of the Company dated as of August      , 1998, subject to approval
thereof by the Company's shareholders.

     NOW THEREFORE, in consideration of the foregoing, the Company hereby amends the Plan as follows:

     1. Section 2.1 of the Plan is hereby amended by deleting the second sentence of such Section in its entirety and replacing it with the following sentence:

     "The aggregate number of such shares which may be issued as Restricted Stock shall not exceed 1,892,866."

     2. This First Amendment shall be and is hereby incorporated in and forms a part of the Plan.

     3. This First Amendment shall be effective as of the effective time of the merger of Manor Care, Inc. ("Manor Care") with and into Catera Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of the Company, with Manor Care being the surviving corporation, pursuant to that certain Amended and Restated Agreement and Plan of Merger dated as of June 10, 1998 by and among Manor Care, Merger Sub and the Company.

     4. Except as set forth herein, the Plan shall remain in full force and effect.

     IN WITNESS WHEREOF, the Company has caused this amendment to the Plan to be
executed by its duly authorized officer as of                     , 1998.

                                          HEALTH CARE AND
                                          RETIREMENT CORPORATION

                                          By:____________________________
                                          Title:

     I hereby certify that the foregoing amendment to the Plan was duly approved by the shareholders of Health Care and Retirement Corporation on
                    , 1998.

     Executed on this           day of                     , 1998.

                                          By:_____________________
                                          Title:

                                                                         ANNEX I

                  BUSINESS EXPERIENCE OF MANOR CARE DIRECTORS

                                   SERVED AS        POSITIONS WITH MANOR CARE; BUSINESS EXPERIENCE;
         NAME AND AGE            DIRECTOR SINCE                   OTHER DIRECTORSHIPS
         ------------            --------------     -----------------------------------------------
Stewart Bainum, Jr. (52)              1976        Chairman of the Board and Chief Executive Officer
                                                  since March 1987; also President since June 1989;
                                                  Vice Chairman from June 1982 to March 1987.
                                                  Director: Choice Hotels International, Inc. and
                                                  Vitalink Pharmacy Services, Inc.
Stewart Bainum (79)                   1968        Vice Chairman of the Board since March 1987;
                                                  Chairman of the Board from 1968 to March 1987;
                                                  President from December 1980 through October 1981,
                                                  and May 1982 through July 1985; Chairman of the
                                                  Board of Realty Investment Company, Inc. (private
                                                  real estate investment company) since 1965.
                                                  Director: Sunburst Hospitality Corporation.
William H. Longfield (60)             1989        Chairman and Chief Executive Officer of C. R. Bard,
                                                  Inc. (Medical devices) since September 1995;
                                                  President and Chief Executive Officer from June 1994
                                                  to September 1995; President and Chief Operating
                                                  Officer of C. R. Bard, Inc. from September 1991 to
                                                  June 1994; Executive Vice President and Chief
                                                  Operating Officer of C. R. Bard, Inc. from February
                                                  1989 to September 1991. Director: C. R. Bard, Inc.,
                                                  Horizon Health Corporation (formerly Horizon Mental
                                                  Health Management, Inc.), United Dental Care, Inc.,
                                                  and The West Company.
Kennett L. Simmons (56)               1996        Chairman and Chief Executive Officer of the Metra
                                                  Health Companies from June 1994 to October 1995;
                                                  Senior Advisor to E. M. Warburg, Pincus & Co. from
                                                  1991 to 1994; Chairman and Chief Executive Officer
                                                  of United Healthcare Corporation from October 1987
                                                  to February 1991.
Gail R. Wilensky, Ph.D. (55)        --            Health Economist. Senior Fellow at Project HOPE
                                                  since January 1993. Deputy Assistant to President
                                                  Bush for Policy Development, responsible for
                                                  advising the President on health and welfare issues,
                                                  from March 1992 to January 1993. Administrator of
                                                  the Health Care Financing Administration (HCFA) in
                                                  the Department of Health and Human Services, where
                                                  she directed the Medicare and Medicaid programs,
                                                  from January 1990 to March 1992. Vice President,
                                                  Division of Health Affairs at Project HOPE from
                                                  January 1990 to April 1993. An elected member of the
                                                  Institute of Medicine of the National Academy of
                                                  Sciences, is currently chairperson of the Medicare
                                                  Payment Advisory Commission and has also served as a
                                                  member and chairperson of the Physician Payment
                                                  Review Commission and the Health Advisory Committee
                                                  of the General Accounting Office. Director: Advanced
                                                  Tissue Sciences, Inc., Pharmerica, Inc. (formerly
                                                  Capstone Pharmacy), NeoPath, Inc., Quest Diagnostics
                                                  Incorporated, Ralin Medical, Inc., Shared Medical
                                                  Systems Corporation, St. Jude Medical, Inc., Syncor
                                                  International Corporation and United HealthCare
                                                  Corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware ("GCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director of officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director of officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Article Eighth of the Registrant's Certificate of Incorporation provides, in detail, for the indemnification of directors, officers and employees of the Registrant to the fullest extent permitted under the DGCL.

     Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any such provision cannot eliminate or limit a director's liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL (which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit. Article Eighth of the Certificate of Incorporation of HCR eliminates the liability of a director of HCR to HCR or its stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the DGCL.

     Under the Merger Agreement, for a period of at least six years after the Effective Time, HCR shall cause Manor Care to maintain in effect either (i) the current policy of directors' and officers' liability insurance maintained by Manor Care (provided that HCR or Manor Care may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement), or (ii) a run-off policy or endorsement with respect to the current policy of directors' and officers' liability insurance covering claims asserted within four years after the Effective Time arising from facts or events that occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement); provided, however, in no event shall HCR or Manor Care be required to pay annual premiums in excess of 200% of the annual premium currently paid by Manor Care, and if such premium would at any time exceed 200% of such amount, HCR or Manor Care may maintain policies that provide the best coverage available for 200% of such amount, and such policies or endorsements shall name as insureds thereunder all present and former directors and officers of Manor Care or any of its Subsidiaries. Additionally, the Merger Agreement requires that the Registrant defend and hold harmless each person who prior to the Effective Time was or became an officer or director of Manor Care or HCR against all liabilities (and shall advance expenses related thereto) arising out of the fact that such person was an officer or director of such entities to the full extent that would have been permitted under Delaware law and the certificate of incorporation or by-laws of such entities. See "The Merger Agreement -- Certain Covenants -- Indemnification."

     The Registrant carries policies of insurance which cover the individual directors and officers of the Registrant for legal liability and which would pay on behalf of the Registrant for expenses of indemnification of directors and officers in accordance with the Certificate of Incorporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

             List of Exhibits to Registration Statement on Form S-4

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 2.1         Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1998, by and among Manor Care, Inc. ("Manor
             Care"), Catera Acquisition Corp. ("Merger Sub") and the
             Registrant (filed as Annex A to the Joint Proxy
             Statement/Prospectus included in this Registration
             Statement). Exhibits and Schedules to the Amended and
             Restated Agreement and Plan of Merger have not been filed, but will be provided supplementally to the Commission upon request.
 3.1         Form of Certificate of Amendment of Certificate of
             Incorporation of Registrant (filed as Annex D to the Joint
             Proxy Statement/Prospectus included in this Registration
             Statement).
 3.2         Form of Amended and Restated By-laws of Registrant (filed as
             Annex E to the Joint Proxy Statement/Prospectus included in this Registration Statement).
 4.1         Form of Registration Rights Agreement to be entered by the
             Registrant and certain stockholders of the Registrant.
 5.1         Opinion of Latham & Watkins as to the legality of the
             securities being registered.
 8.1         Opinion of Latham & Watkins regarding certain tax matters.
 8.2         Opinion of Cahill Gordon & Reindel regarding certain tax
             matters.
10.1         Form of Executive Retention Agreement among the Registrant,
             HCRA and Paul A. Ormond.
10.2         Form of Executive Retention Agreement among the Registrant,
             HCRA and M. Keith Weikel.
10.3         Form of Executive Retention Agreement among the Registrant,
             HCRA and Geoffrey G. Meyers.
10.4         Form of Executive Retention Agreement among the Registrant,
             HCRA and R. Jeffrey Bixler.
10.5         Form of Retention Agreement among the Registrant, Manor Care and Stewart Bainum, Jr. (incorporated by reference to
             Exhibit 10.13 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
10.6         Form of Noncompetition Agreement among the Registrant, Manor
             Care and Stewart Bainum, Jr. (incorporated by reference to
             Exhibit 10.12 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.7         Form of Chairman's Service Agreement between the Registrant and Stewart Bainum, Jr.
10.8         Form of Employment Agreement among the Registrant, Manor
             Care and Joseph R. Buckley (incorporated by reference to
             Exhibit 10.16 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.9         Form of Employment Agreement among the Registrant, Manor
             Care and James H. Rempe (incorporated by reference to
             Exhibit 10.18 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.10        Form of Employment Agreement among the Registrant, Manor
             Care and Leigh C. Comas (incorporated by reference to
             Exhibit 10.15 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.11        Form of Employment Agreement among the Registrant, Manor
             Care and Margarita A. Schoendorfer (incorporated by
             reference to Exhibit 10.14 to Manor Care, Inc.'s Annual
             Report on Form 10-K filed with the Commission on August 17,
             1998).
21.1         Subsidiaries of the Registrant.
23.1         Consent of Ernst & Young LLP.
23.2         Consent of Arthur Andersen LLP.
23.3         Consent of Latham & Watkins (included in the opinions filed as Exhibit 5.1 and 8.1).
23.4         Consent of Cahill Gordon & Reindel (included in the opinion filed as Exhibit 8.2).
23.5         Consent of Chase Securities Inc.
23.6         Consent of Warburg Dillon Read LLC.
24.1         Powers of Attorney (included in signature pages contained in this Registration Statement).
99.1         Forms of proxy cards for special meetings of stockholders of the Registrant and Manor Care.
99.2         Consent of Stewart Bainum.
99.3         Consent of Stewart Bainum, Jr.
99.4         Consent of William H. Longfield.
99.5         Consent of Kennett L. Simmons.
99.6         Consent of Gail R. Wilensky.

(b) Financial Statement Schedules

     None. Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

(c) Report, Opinion or Appraisal

     The opinion of Chase Securities Inc., financial advisor to HCR, and the opinion of Warburg Dillon Read LLC, financial advisor of Manor Care, are attached as Annex B and Annex C, respectively, to the Joint Proxy
Statement/Prospectus included in this Registration Statement.

ITEM 22. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act as is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toledo, State of Ohio, on August 17, 1998.

                                          HEALTH CARE AND RETIREMENT CORPORATION

                                          By:     /s/ R. JEFFREY BIXLER
                                            ------------------------------------
                                                     R. Jeffrey Bixler
                                            Vice President, General Counsel and
                                                          Secretary

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints R. Jeffrey Bixler and Geoffrey G. Meyers, and each of them, his true and lawful attorneys-in-fact and agents, and each of them, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or each of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below on the 17th day of August, 1998, by the following persons in the capacities indicated:

                   SIGNATURE                                              TITLE
                   ---------                                              -----
               /s/ JOHN J. CLAIR                    Director
------------------------------------------------
                 John J. Clair

             /s/ JOSEPH H. LEMIEUX                  Director
------------------------------------------------
               Joseph H. Lemieux

             /s/ GEOFFREY G. MEYERS                 Executive Vice President, Chief Financial Officer
------------------------------------------------    and Treasurer, Director (Principal Financial
               Geoffrey G. Meyers                   Officer)

              /s/ SPENCER C. MOLER                  Vice President and Controller (Principal
------------------------------------------------    Accounting Officer)
                Spencer C. Moler

               /s/ PAUL A. ORMOND                   Chairman of the Board of Directors, President and
------------------------------------------------    Chief Executive Officer (Principal Executive
                 Paul A. Ormond                     Officer)

             /s/ ROBERT G. SIEFERS                  Director
------------------------------------------------
               Robert G. Siefers

              /s/ M. KEITH WEIKEL                   Senior Executive Vice President and Chief
------------------------------------------------    Operating Officer; Director
                M. Keith Weikel

              /s/ THOMAS L. YOUNG                   Director
------------------------------------------------
                Thomas L. Young

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 2.1         Amended and Restated Agreement and Plan of Merger, dated as of June 10, 1998, by and among Manor Care, Inc. ("Manor
             Care"), Catera Acquisition Corp. ("Merger Sub") and the
             Registrant (filed as Annex A to the Joint Proxy
             Statement/Prospectus included in this Registration
             Statement). Exhibits and Schedules to the Amended and
             Restated Agreement and Plan of Merger have not been filed, but will be provided supplementally to the Commission upon request.
 3.1         Form of Certificate of Amendment of Certificate of
             Incorporation of Registrant (filed as Annex D to the Joint
             Proxy Statement/Prospectus included in this Registration
             Statement).
 3.2         Form of Amended and Restated By-laws of Registrant (filed as
             Annex E to the Joint Proxy Statement/Prospectus included in this Registration Statement).
 4.1         Form of Registration Rights Agreement to be entered by the
             Registrant and certain stockholders of the Registrant.
 5.1         Opinion of Latham & Watkins as to the legality of the
             securities being registered.
 8.1         Opinion of Latham & Watkins regarding certain tax matters.
 8.2         Opinion of Cahill Gordon & Reindel regarding certain tax
             matters.
10.1         Form of Executive Retention Agreement among the Registrant,
             HCRA and Paul A. Ormond.
10.2         Form of Executive Retention Agreement among the Registrant,
             HCRA and M. Keith Weikel.
10.3         Form of Executive Retention Agreement among the Registrant,
             HCRA and Geoffrey G. Meyers.
10.4         Form of Executive Retention Agreement among the Registrant,
             HCRA and R. Jeffrey Bixler.
10.5         Form of Retention Agreement among the Registrant, Manor Care and Stewart Bainum, Jr. (incorporated by reference to
             Exhibit 10.13 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.6         Form of Noncompetition Agreement among the Registrant, Manor
             Care and Stewart Bainum, Jr. (incorporated by reference to
             Exhibit 10.12 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.7         Form of Chairman's Service Agreement between the Registrant and Stewart Bainum, Jr.
10.8         Form of Employment Agreement among the Registrant, Manor
             Care and Joseph R. Buckley (incorporated by reference to
             Exhibit 10.16 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.9         Form of Employment Agreement among the Registrant, Manor
             Care and James H. Rempe (incorporated by reference to
             Exhibit 10.18 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.10        Form of Employment Agreement among the Registrant, Manor
             Care and Leigh C. Comas (incorporated by reference to
             Exhibit 10.15 to Manor Care, Inc.'s Annual Report on Form
             10-K filed with the Commission on August 17, 1998).
10.11        Form of Employment Agreement among the Registrant, Manor
             Care and Margarita A. Schoendorfer (incorporated by
             reference to Exhibit 10.14 to Manor Care, Inc.'s Annual
             Report on Form 10-K filed with the Commission on August 17,
             1998).
21.1         Subsidiaries of the Registrant.
23.1         Consent of Ernst & Young LLP.
23.2         Consent of Arthur Andersen LLP.
23.3         Consent of Latham & Watkins (included in the opinions filed as Exhibit 5.1 and 8.1).
23.4         Consent of Cahill Gordon & Reindel (included in the opinion filed as Exhibit 8.2).
23.5         Consent of Chase Securities Inc.

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
23.6         Consent of Warburg Dillon Read LLC.
24.1         Powers of Attorney (included in signature pages contained in this Registration Statement).
99.1         Forms of proxy cards for special meetings of stockholders of the Registrant and Manor Care.
99.2         Consent of Stewart Bainum.
99.3         Consent of Stewart Bainum, Jr.
99.4         Consent of William H. Longfield.
99.5         Consent of Kennett L. Simmons.
99.6         Consent of Gail R. Wilensky.